UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

ISO 9001

Bank of the Planet

Bradesco

Report on Economic and Financial Analysis

june 2008

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half	YTD

CDI	3.03	2.89	6.00	2.57	2.74	5.39	11.17
Ibovespa	2.99	18.74	22.30	(4.57)	6.64	1.77	19.54
USD – Commercial Rate	(4.10)	(6.05)	(9.90)	(1.25)	(8.99)	(10.13)	(17.36)
IGP-M	1.11	0.34	1.46	2.38	4.34	6.82	13.44
IPCA – IBGE	1.26	0.81	2.08	1.52	2.09	3.64	6.06
TJLP	1.60	1.59	3.20	1.54	1.54	3.10	6.29
TR	0.48	0.39	0.87	0.17	0.28	0.45	1.02
Savings Accounts	1.99	1.91	3.94	1.68	1.80	3.50	7.25
Number of Business Days	62	62	124	61	62	123	254

Indicators	Closing Amount

	2007		2008

	March	June	March	June

USD – Commercial Selling Rate – (R$)	2.0504	1.9262	1.7491	1.5919
Euro – (R$)	2.7389	2.6073	2.7606	2.5063
Country Risk (Points)	167	160	284	228
Selic – Copom Base Rate (% p.a.)	12.75	12.00	11.25	12.25
Pre-BM&F Rate – 1 year (% p.a.)	11.85	10.77	12.69	14.45
N.B.: country risk refers to EMBI+Brazil calculated by the Bank JP Morgan.

	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

Deposits	2007		2008			2007		2008

	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.		1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.

Demand (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution (1)	9	9	9	15
Time (3)	15	15	15	15	PIS (2)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	Cofins (3)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (4)	50	50	50	50
Interbank (5)	–	–	0	10	Capital Adequacy Ratio (Basel) (5)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) Up to April 2008, the rate was 9%. The rate applied to non-financing companies or similar remains at 9%.
(2) Cash deposit – Remuneration by Selic rate.	(2) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million is deducted.	(3) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative Cofins).
(4) Cash deposit – Remuneration by Reference Interest Rate (TR) + interest of 6.17% p.a.
(5) Originated from Leasing Companies, pursuant to Bacen Circular 3,375. Collection upon restricted securities and R$3 million deduction.	(4) Maximum Fixed Assets are applied over Reference Equity. (5) Reference Equity may not be lower than 11% of Risk-Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Economic Scenario

In view of intensified inflation risks, Brazil steps into a cycle of tight monetary policy

In spite of the clearer signs of deceleration in worldwide growth, commodity prices continued to increase throughout the first half. In some cases, i.e. oil, prices reached the highest levels ever recorded. This upward trend caused Brazilian economic authorities to be concerned about inflation risks. In this context, some of the main central banks in the world indicated that the cycle of loose monetary policy – caused by risks to growth that emerged from the subprime crisis and its consequences – has come to an end, enabling interest increases in the coming months.

The impact of commodity prices has been potentialized in several countries where the demand has grown faster than supply, such as Brazil. Brazilian inflation rates have been surprisingly unfavorable in the last few months, in a high magnitude, besides showing a larger diffusion of price increases. Within this scope, the Brazilian Central Bank started a phase of tight monetary policy, which should continue in the coming months, and the Selic rate might reach a 14.75% level in December this year. However, this process should only cause visible impacts as from the last quarter of the year. In 2008, GDP growth will remain robust, around 4.8% . For the next year, the trend of the economy’s slowdown is clearer; we estimate a minimum GDP growth of 3.5% –should it take place, it will be higher than the historic average of the Brazilian economy.

It is worth pointing out that the long-term perspectives remain favorable for the Brazilian economy, in view of the unmistakable improvement in macroeconomic fundaments in the last few years. This improvement culminated in the achievement of investment grade in a moment of great uncertainties throughout the world. This condition, after the current cycle of tight monetary policy, may contribute for ensuring a faster convergence into international interest standards.

Risk Factors and Critical Accounting Practices

In order to assure Bradesco’s commitment to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices”. We consider these factors and practices the most significant and those which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gaps that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market value of our shares and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on the Brazilian economy, which in the past has been characterized both by frequent intervention of the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market value of our shares and ADSs may also be adversely affected by changes in policies involving exchange and tax controls, as well as factors such as: fluctuations in exchange rates, interest rates, inflation rates, and other political, diplomatic, social and economic events inside and outside Brazil that affect the country.

We cannot control nor predict which measures or policies may be taken by the Brazilian Government in response to the current or future situation of the country’s economy or how these measures or policies may affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) Should Brazil undergo a period of high inflation in the future, our revenues and the market value of our shares and ADSs may reduce

For the past 15 years, Brazil has faced periods of extremely high inflation rates, with extremely high annual rates (IGP – DI from Fundação Getulio Vargas) reaching as high as 2,708% in 1993. More recently, Brazil’s inflation rates were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 7.2% in the first half of 2008. In previous years, inflation and governmental measures to fight it have had significant negative effects on the Brazilian economy. In addition, general speculation about possible future actions has also contributed to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets. Should Brazil suffer a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lacks, the price of our shares and ADSs may drop. Inflationary pressures may curtail our ability to access foreign financial markets and may occasionally lead to further government interventions in the economy, including the implementation of policies that may adversely affect the overall performance of the Brazilian economy.

II

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies which may harm our ability to finance our operations

The market of securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, at different levels, by the market conditions in other Latin American countries and other emerging countries. Although economic conditions in these countries may significantly differ from the Brazilian economic conditions, the investors’ reaction to events in these countries may have an adverse effect on the market value of the Brazilian companies’ securities. Crises in other emerging countries or economic policies in other countries, especially in the United States and European Union countries, may reduce the demand of investors for Brazilian companies’ securities, including ours. Any of the events described above may negatively affect the market price of our shares and make harder, or even prevent, our access to capital markets and our financing in future operations in acceptable conditions.

4) Developments in other emerging markets may adversely affect the market value of our shares and ADSs

The market value of our shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is influenced by the local and other emerging countries’ economy, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one of them may affect the securities markets and the securities issued in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market value of our and other Brazilian companies’ shares, as investors’ high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market value of our shares and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum reference equity and capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving; laws and regulations may be amended, and more, they may be changed according to their enforcement or interpretation, causing the adoption of new laws and regulations. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian banking and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

III

The increased competition may adversely affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for the foreign investment opportunity.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) Some of our common shares are held by two shareholders, whose interests may conflict with other investors’ interests

On June 30, 2008 Cidade de Deus – Companhia Comercial de Participações held 48.22% of our common shares and Fundação Bradesco directly and indirectly held 50.85% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations, which may not be beneficial to our other shareholders.

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in note 3 to the consolidated financial statements included in chapter 9 of this Report.

In terms of materiality, the following 5 items outline the accounting policies deemed as critical, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, which may affect our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristic, based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including recent losses experience;
– credit quality trends;
– guarantees amounts and quality of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian Government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

IV

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a decrease of 1% in delinquency ratio expected for our loan operations portfolio in full performance, on June 30, 2008, the allowance for loan losses would increase, approximately, R$59 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance and, thus, must not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in chapter 3 and notes 3e and 10 included in chapter 9 hereof.

2) Classification of Securities and Derivatives

The classification of securities and derivatives occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our classification upon their acquisition.

Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities and derivatives can be found in Note 8 included in chapter 9 of this Report.

3) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using quoted-market prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholder agreements, those holding significant investments. However, the Management believes that quoted-market prices are the fair value best indicators.

When quoted-market prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates and options volatility, when these are relevant and available.

In the determination of fair value, when quoted-market prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes incorrect correlations or assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a held to maturity or available for sale security is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see Notes 3c, 3d and 8 included in chapter 9 of this Report.

V

4) Income tax and social contribution

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and income tax and social contribution. Generally, our assessment requires us to estimate the future values of deferred tax assets, income tax and social contribution. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. As a result of unpredictable occurrences or circumstances, the support to our assessments and assumptions may change over time, influencing the determination of the value of our tax liabilities.

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about Bradesco’s income tax and social contribution, see Notes 3f and 34 to our financial statements included in chapter 9 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include: the amount of provisions for deferred taxes and contributions; the assumptions for the calculation of allowance for loan losses; the assumptions for calculations of technical provisions from insurance, private pension plans and certificated savings plans; the choice of useful lives of certain assets; and the determination of whether an asset or group of specific assets will be deteriorated. The estimates are based on the judgment and available information. Therefore, effective results may differ from such estimates.

Commercial Strategy

We believe that the expansion of the Brazilian economy, influenced by the favorable macroeconomic environment, resulting from the relevant growth of the purchase power of certain income segments of the Brazilian population, specially the low and medium-income citizens and companies’ investment, will increase, with balance, the demand for financial and insurance services in the next years.

Our main objective is to maintain the focus on the domestic market to take advantage of the position as the largest private Bank in Brazil, to expand our profitability, maximize value to shareholders and generate higher returns compared to other Brazilian financial institutions.

Our strategy to achieve such goals is not only focused on continue to expand our client base, but also to consolidate our role as an “All-inclusive Bank” in the Brazilian market, in order for us to be the “the priority bank” to each of our clients. We have been segmenting even more our services by efficiently allocating our human resources and talents in order to offer our clients the products and services that truly meet their needs. We believe that paying attention to the financial profile of our clients and respecting their individuality results in a greater satisfaction and loyalty in relationship of our clients to us. The segmentation of our financial services has also enabled us to increase synergies of the institutions we have acquired over the past years.

We own the largest and, probably, the best distribution channel network among the private Brazilian banks, network which is comprised of branches, banking branches, ATM machines, Banco Postal and other third-party channels, whose growth was especially significant with the adhesion of large retail networks like our correspondent banks. We have over 55,000 customer service branches. The strict, segmented and well-distributed coverage of our customer service network optimizes the delivery logistics of our products and services and enables us to fully compete in the retail banking. We intend to continue expanding and refining our customer service network and offer more and better products and mass services to our clients, in order to meet the increasing demand for loan and insurance in the Brazilian market.

We are also focused on expanding our businesses as a wholesale bank in all its aspects, specially the corporate service, and expand our private banking business. In the corporate segment, in which we believe we are well placed, the Brazilian economic scenario has materially enlarged the performance of small and medium companies. In addition, since 2006 we have been paying special attention to our investment bank segment Banco Bradesco BBI. We resort to the market to search for qualified professionals and we intend to fully use the relationship with our corporate and high income clients to increase our investment bank operations.

VI

We also intend to strongly increase our share in markets which we traditionally use to be less focused on, such as securities brokerage. With the great growth of the Brazilian securities market over the past years, and the recent agreement for the acquisition of the largest securities brokerage firm in Brazil, Ágora Corretora, which, once approved by the proper authorities, will make us leader in the securities brokerage market.

In the insurance segment, we believe that our operations are much likely to grow due to the still low representation of the insurance industry in the Brazilian Gross Domestic Product. The increase on the Brazilian average income has incorporated millions of new policyholders, and we expect to seize this increasing demand for insurance products, in order to consolidate our leadership in the several insurance segments.

We have tried to increase our gains in scale and operational efficiency, by means of the segmentation of the supply of our products with the creation of insurance companies specializing in each insurance line, which we call multi-line insurance company. Thus, we avoid crossed subsidies and have full control of the performance of each product line. We believe we can benefit from our structure to maximize insurance products sales, which in their essence have a high contribution margin, creating access to independent brokers.

Furthermore, in every line of our operation, we intend to stand out and be recognized by our clients as leader in terms of performance and efficiency. We closely follow and constantly try to improve our operating efficiency levels.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a staff highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline and ethics standards at work. It is also fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career which endures their entire professional life. In 2007, we were chosen by the “Guia Você S/A Exame” publication as one of the best companies to work at in Brazil.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is guided and geared by seeking the best Corporate Governance practices and by understanding what we should be, besides a profit generator for our shareholders, a constructive element within our society.

The key elements of our business strategy are:

– expansion by means of organic growth;
– improvement of our already successful business model of a large banking institution, together with the largest insurance company in Latin America, which we call “Insurance-Bank Model”, with the purpose of increasingly raise our profitability and consolidate our leadership in the insurance industry;
– increase of revenues, profitability and value to shareholders, by consolidating our loan and financing operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to technological innovation;
– profitability and return to the shareholders by means of ongoing efficiency ratio improvements;
– focus on risk management, in order to ensure that our operations and results are always kept at acceptable levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

VII

To expand main business areas by means of organic growth

The Brazilian economy has been growing with balance over the past five years and, meanwhile has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume in segments which we are particularly well placed. We intend to continue taking advantage of such progresses to increase our revenues, obtain profitability and maximize value to the shareholders, as outlined as follows:

– capitalizing on the opportunity to obtain new clients in the Brazilian markets, mainly low and medium-income ones, with loan and financial needs not met, and, in addition, maintain the strong competition for a small level of clients with higher income levels;

– expanding our financial services distribution, by using creativity in developing new mass products, strongly employing outsourced channels, for instance, expanding our credit cards and financial and insurance products and services offer in large retail networks, by means of alliances with network of stores, Banco Postal and other correspondent banks;

– benefiting from the existing distribution channels, including our traditional branch network and other access means, in order to identify demand for new products and the expansion of the supply of products which are getting back thanks to the monetary stability in Brazil, such as long-term financings, specially real estate loan;

– using our client base, offering them, in a wider manner, our products and services and increasing the average of products used by checking account from 4.8 in December 2007, to an average of 5.0 products by checking account in December 2008;

– using the systems supported by our branches, in order to assess and monitor the use of our products by clients, so that to drive them to the appropriate sale, delivery and commercialization platforms; and

– developing segmented products, in compliance with the profile and needs of our clients (both potential and current ones).

To operate based on the Insurance Bank Model in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to make our clients look for us as “the primary bank” to meet their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities. Our insurance group has a nationwide coverage, in addition to our banking distribution network, which is of great importance in our distribution of insurance and private pension, distribution services via Internet and new distribution channels which we developed thanks to our creativity, we also have specific channels for the supply of this products, which counts on a own platform of more than 15,000 brokers and dealerships for the basic line and 8,000 for life and private pension plan. Our brokers and dealerships are permanently assisted and encouraged to improve the service to our clients.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premiums or amounts deposited, as observed as follows:

– managing our reserves and portfolio;

– intensively trading our products and services; and

– maintaining acceptable risk levels in our operations by means of a strategy of:

• setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;

• performing hedge transactions, so as to avoid the mismatch between the real inflation index, on one hand, and provisions for adjustments of interest rates and inflation in long-term agreements, on the other; and

• using reinsurance contracts with important reinsurance companies taking advantage of the new reality of the Brazilian insurance market.

VIII

To increase the revenues from banking activities, profitability and value to shareholders, by reinforcing loan operations and expanding new products and services

We are focused on the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-taking activities and loan and financing operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement of the pricing models of delinquency risks, which ensures better results in the concession, follow-up, recovery and adequate provisions for expected loan losses;

– building our customer base, legal entities and individuals, by offering services meeting the profile and needs of specific clients;

– intensively seeking the development of paid services based on fees, such as the collection and processing of payments;

– expanding our financial services and products distributed out of our conventional means of branches, such as credit card activities, capitalizing on the change in the consumers’ behavior concerning the financial services consumption;

– increasing our revenues from asset management; and

– continuously building our high-income customer base, by providing a wide range of tailor-made financial products and services.

To maintain our commitment to technological innovation

The development of efficient means to reach clients and to process operations, safely and continuously, is a key element of our goal to increase our profitability and capitalize on opportunities of coordinated growing.

We have recorded a journey of over six decades of being a pioneer, always anticipating coming challenges with efficient strategies and positive impacts to the society. In this context, we point out the use of state-of-the-art technology, one of the central pillars of the Organization’s strategy to give sustainability, push businesses and generate to clients easy access to innovative and safe services. We are among the Brazilian companies which most invest in research and development focused on the banking area. Thus, with the purpose of improving more and more the Organization’s IT environment, getting ready for the next decades and increasing the public perception regarding technological resources we use, based on the best existing practices and technologies, we have invested in a great strategic program called “IT Improvements”, which reaches 5 macro-areas of the IT chain (Processes, Applications, Operational Environments, Technologies and Infrastructure).

We believe that technology offers unequalled opportunities for us to reach our clients efficiently in terms of costs. We maintain the commitment to being ahead in the banking automation process, by creating opportunities for Brazilians to contact us via the Internet and other access means, such as:

– by enlarging our mobile banking service, Bradesco Celular, allowing clients to carry out their banking operations by means of compatible mobile phones; and

– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs), as well as mobile phones, allowing our clients to see their checking and savings accounts, see their credit card transactions, provide for payments, transfer funds and also obtain institutional information.

IX

To obtain profitability and return to shareholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline of our cost control policy;

– by continuously reviewing our internal processes, allowing to reduce resources consumed and contribute to our corporate sustainability policy;

– by consolidating the synergies enabled by our recent acquisitions;

– by still reducing our operating costs, by means of technology investments, decreasing the costs per transaction, always emphasizing our automated distribution channels updated, including our wireless distribution systems, by phone, Internet and ATM machines; and

– by still incorporating institutions, which by chance, are to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency, shortening gains of scale.

To maintain acceptable risk levels in our operations

We approach the management of risks inherent to our activities in an integrated manner, in a process within our Internal Controls and Compliance structure, which we call “Risk Management Process”. This process allows the continuous improvement of our risk management models and minimizes the existence of gaps which compromise its correct identification and evaluation. Thus, we identify, measure, control, monitor and mitigate in a centralized and permanent manner, our Credit, Market, Liquidity and Operational risks.

The unity of our risk management process is guaranteed thanks to the Integrated Risk Management and Capital Allocation Committee, a statutory committee whose duty is to advise the Board of Directors in the approval of institutional policies, operational guidelines and establishment of risk exposure limits within the scope of the financial economic consolidated. Additionally, we have three Executive Committees for issues related to Credit, Market and Liquidity, and Operational Risks, which among their duties, are responsible for suggesting limits of tolerance to their respective risks and preparation of mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee. Finally, we have an independent department, exclusively dedicated to the activities of global risk management and internal controls – Risk Management and Compliance Department – DGRC – which implements and follows, in a continuous and integrated manner, the guidelines and processed prepared by our high level committees.

Our internal risk management bodies and processes ensure the maintenance of operational risks in adequate levels and the efficient allocation of capital, being similar to the best international practices, which allows us to obtain competitive advantages.

To enter into strategic alliances and selective acquisitions

We understand that the expansion of Brazilian financial institutions will be held due to the organic growth over the next years. In addition, we believe that acquisition opportunities will be small-sized institutions. Notwithstanding, we deem that certain institutions, which will be susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, as well as other forms, which offer potential opportunities for Bradesco to increase its market share or improve its efficiency. In addition to focusing on the value and the quality of assets, we take into account potential operating synergies, cross-selling opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. The analysis of potential opportunities is guided by the impact these would have over our results.

X

Contents

List of Main Abbreviations			12

1 – Bradesco – Line by Line			13

Net Income	14	Statement of Income	24
Summarized Analysis of the Statement of Income	15	Analysis of the Statement of Income	25
Highlights	17	Comparative Balance Sheet	42
Bradesco’s Shares	20	Equity Analysis	43

2 – Main Information on Statement of Income			55

Consolidated Statement of Adjusted Income	56	Allowance for Loan Losses	69
Profitability	58	Fee and Commission Income	70
Results by Business Segment	60	Administrative and Personnel Expenses	71
Change in the Main Items of Statement of Income	60	Operating Efficiency	72
Change in Financial Margin Items	61	Other Indicators	74
Analysis of the Adjusted Financial Margin and Average Rates	62

3 – Main Information on Balance Sheet			75

Consolidated Balance Sheet	76	Funding	86
Total Assets by Currency and Maturities	78	Checking Accounts	87
Securities	79	Savings Accounts	88
Loan Operations	79	Assets under Management	89

4 – Operating Companies			91

Grupo Bradesco de Seguros e Previdência	92	Banco Finasa BMC	112
– Insurance Companies (Consolidated)	92	Banco Bradesco BBI	115
– Bradesco Saúde	98	Leasing Companies	117
– Bradesco Auto/RE	100	Bradesco Consórcios (Consortium Purchase Plans)	119
– Bradesco Vida e Previdência	103	Bradesco S.A. – Corretora de Títulos e
– Bradesco Capitalização	107	Valores Mobiliários	125

5 – Operational Structure			129

Corporate Organization Chart	130	Customer Service Network	141
Administrative Body	132	Bradesco Day & Night Customer Service Channels	143
Risk Ratings	133	Investments in Infrastructure, Information
Ranking	135	Technology and Telecommunications	148
Market Segmentation	135	Risk Management and Internal Controls	149
Bradesco Corporate	136	Cards	180
Bradesco Empresas (Middle Market)	136	International Area	184
Bradesco Private	137	Cash Management Solutions	188
Bradesco Prime	137	Qualified Services for Capital Markets	190
Bradesco Varejo (Retail)	138	Corporate Processes	195
Banco Postal	138	Acknowledgments	199

6 – Social-environmental Responsibility			201

Bradesco Organization and the Social-Environmental		Fundação Bradesco	226
Responsibility	202	Finasa Esportes Program	235
Human Resources	207	Social-Cultural Events	236
Training and Development	217	Social Report	237

7 – Independent Auditors’ Report			239

Report of Independent Auditors on the Review of Supplementary Accounting Information
included in the Report on Economic and Financial Analysis and in the Social Report			240

8 – International Accounting Standards – IFRS			241

International Accounting Standards – IFRS			242

9 – Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and
Fiscal Council’s Report			249

Management Report	250	Consolidated Value Added Statement	267
Consolidated Balance Sheet	259	Index of Notes to the Financial Statements	268
Consolidated Statement of Income	263	Management’s Notes to the Consolidated
Statement of Changes in Shareholders’ Equity	264	Financial Statements	269
Consolidated Statement of Changes in		Management Bodies	327
Financial Position	265	Independent Auditors’ Report	328
Consolidated Cash Flow	266	Summary of the Audit Committee’s Report	329
		Fiscal Council’s Report	331

Glossary of Technical Terms			333

Cross Reference Index			337

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as total in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

AACD	– Association of Assistance to Disabled Children	IDEC	– Brazilian Institute for the Defense of the Consumer
ABC	– Activity-Based Costing	IEO	– Efficiency Ratio
Abecs	– Brazilian Association of Credit Card Companies and Services	IFC	– International Finance Corporation
ABEL	– Brazilian Association of Leasing Companies	IFRS	– International Financial Reporting Standards
ABM	– Activity-Based Management	IFT	– Quarterly Financial Information
ACC	– Advances on Foreign Exchange Contracts	IGP-DI	– General Price Index – Internal Availability
ADR	– American Depositary Receipt	IGP-M	– General Price Index – Market
ADS	– American Depositary Share	Inmetro	– National Institute of Metrology, Standardization and Industrial Quality
ADVB	– Association of Sales and Marketing Managers of Brazil	INSS	– Social Security National Institute
Anbid	– National Association of Investment Banks	IPCA	– Extended Consumer Price Index
ANS	– National Agency for Supplementary Healthcare	IPO	– Initial Public Offering
AP	– Personal Accident	IPTU	– Municipal Real Estate Tax
Apimec	– Association of the Capital Markets Investment Analysts and Professionals	IR	– Income Tax
Bacen	– Brazilian Central Bank	IRRF	– Withholding Income Tax
BDR	– Brazilian Depositary Receipt	ISE	– Corporate Sustainability Index
BM&F	– Mercantile and Futures Exchange	ISS	– Tax on Services
BNDES	– National Bank for Economic and Social Development	IT	– Information Technology
Bovespa	– São Paulo Stock Exchange	JCP	– Interest on Shareholders’ Capital
CBLC	– Brazilian Settlement and Custody Company	Latibex	– Latin American Stock Exchange Market in Euros (Spain)
CDB	– Bank Deposit Certificate	LOMA	– Life Office Management Association (North-American institution which develops courses, examinations and researches in life, health and social security insurance segments)
CDC	– Consumer Sales Financing	MBA	– Master of Business Administration
CDI	– Interbank Deposit Certificate	MUFG	– Mitsubishi UFJ Financial Group
CEF	– Federal Savings Bank	NBR	– Registered Brazilian Rule
Cetip	– Clearing House for the Custody and Financial Settlement of Securities	NGO	– Non-Governmental Organization
CIAB	– Information Technology Congress and Exposition of the Financial Institutions	NPL	– Non-Performing Loans
CMN	– National Monetary Council	NYSE	– New York Stock Exchange
CNSP	– National Private Insurance Council	OHSAS	– Occupational Health and Safety Assessment Series
Cobit	– Control Objectives for Information and Related Technology	OIT	– International Labor Organization
Cofins	– Contribution for Social Security Financing	ON	– Common Shares
Conanda	– National Council for the Rights of Children and Adolescents	PAA	– Advanced Service Branch
Copom	– Monetary Policy Committee	PAB	– Banking Service Branch
Cosif	– Chart of Accounts for National Financial System Institutions	PAE	– Electronic Service Branch in Companies
COSO	– Committee of Sponsoring Organizations	PDD	– Allowance for Loan Losses
CPMF	– Provisory Contribution on Financial Transactions	PGBL	– Unrestricted Benefits Generating Plan
CRI	– Certificate of Real Estate Receivables	PIS	– Social Integration Program
CS or CSLL	– Social Contribution or Social Contribution on Net Income	PL	– Shareholders’ Equity
CVM	– Brazilian Securities Commission	PLR	– Employee Profit Sharing
DJSI	– Dow Jones Sustainability World Index	PN	– Preferred Shares
DPV	– Available for Sale (Securities)	PPNG	– Unearned Premiums Provision
Dpvat	– Compulsory Vehicle Insurance	RCF	– Optional Third-Party Liability
DR	– Depositary Receipt	RE	– Basic lines (of Insurance Products)
DRE	– Statement of Income for the Year	ROA	– Return on Assets
DTVM	– Securities Dealer	ROAA	– Return on Average Assets
DVA	– Value-Added Statement	ROAE	– Return on Average Shareholders’ Equity
EMBI	– Emerging Markets Bond Index	ROE	– Return on Shareholders’ Equity
EPE	– Specific Purpose Entities	SA 8000	– Social Accountability
ERP	– Enterprise Resource Planning	SAP	– Systems Applications and Products
EXIM	– Export and Import – BNDES Financing Line	SBPE	– Brazilian Savings and Loan System
Fenaprevi	– National Federation of Life and Private Pension Plans	Sebrae	– Brazilian Micro and Small Business Support Service
FGV	– Fundação Getulio Vargas	SEC	– U.S. Securities and Exchange Commission
FIA	– Management Institute Foundation	Selic	– Special Clearance and Custody System
FIDC	– Credit Right Funds	SESI	– National Industry Social Service
FIE	– Exclusive Investment Fund	SFH	– National Property System
Fiesp	– Federation of the Industries of the Sate of São Paulo	Sipat	– Internal Week of Labor Accident Prevention
Finabens	– Financing Line of other Assets and Services	Susep	– Insurance Superintendence
Finame	– Fund for Financing the Acquisition of Industrial Machinery and Equipment	TAC	– Loan Opening Rate
FIPE	– Economic Research Institute Foundation	TJLP	– Federal Government Long-Term Interest Rate
Fipecafi	– Accounting, Actuarial and Financial Research Institute Foundation	TR	– Reference Interest Rate
FlRN	– Floating Rate Note	TVM	– Securities
FxRN	– Fixed Rate Note	UN	– United Nations
IBCC	– Brazilian Institute of Cancer Control	VaR	– Value at Risk
IBGE	– Brazilian Institute of Geography and Statistics	VGBL	– Long-term Life Insurance
Ibmec	– Brazilian Capital Markets Institute
IBNR	– Incurred But Not Reported
Ibovespa	– São Paulo Stock Exchange Index
Ibracon	– Brazilian Institute of Independent Auditors
IBRE	– Brazilian Economy Institute

1 - Bradesco – Line by Line

Net Income

The Reported Net Income was impacted by some extraordinary events. Thus, in order to enable a better analysis and comparability between the quarters, we present below the Reported Net Income statement, without considering such events (Adjusted Net Income).

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Reported Net Income	1,705	2,302	4,007	2,103	2,002	4,105
Extraordinary Events in the Period:
(-) Partial sale of equity interest – Visa Inc.	–	–	–	(352)	–	(352)
(+) Full goodwill amortization	–	182	182	53	–	53
(-) Total sale of investment in Arcelor	–	(354)	(354)	–	–	–
(-) Partial sale of investments in Serasa	–	(599)	(599)	–	–	–
(-) Activated tax credit of previous periods	–	(41)	(41)	–	–	–
(-) Other	–	74	74	21	–	21
(+/-) Fiscal effects	–	237	237	82	–	82
Adjusted Net Income	1,705	1,801	3,506	1,907	2,002	3,909

Returns on Shareholders’ Equity – Adjusted Net Income – percentages

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Return on Shareholders’ Equity – ROE	28.9	28.9	27.1	25.3	26.0	24.5
Return on Average Shareholders’ Equity – ROAE	30.2	29.5	28.8	27.3	26.1	25.8

Return on Shareholders’ Equity – ROE (without
adjustment to market value reserve – TVM
and Derivatives)	31.5	31.3	29.3	26.5	26.8	25.3
Return on Average Shareholders’ Equity – ROAE
(without adjustment to market value reserve–
TVM and Derivatives)	32.6	32.9	31.5	28.7	27.6	27.2

Return on Shareholders’ Equity – ROE
(straight-line calculation)	26.2	26.2	25.5	23.2	23.8	23.2
Return on Average Shareholders’ Equity – ROAE
(straight-line calculation)	27.2	26.7	27.0	24.9	23.8	24.3

Return on Total Assets – ROA	2.4	2.5	2.4	2.2	2.0	2.0
Return on Total Average Assets – ROAA	2.5	2.5	2.5	2.2	2.1	2.1

Reported Net Income x Net Income Adjusted by Extraordinary Events and Goodwill Amortization – R$ million

Summarized Analysis of the Statement of Income

With the purpose of favoring a better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Adjusted Income, which is obtained from a series of adjustments made on the Reported Statement of Income. We point out that the Statement of Adjusted Income will be the basis used for analyses and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Reported Statement of Income, the respective adjustments and the Statement of Adjusted Income.

1H07 x 1H08 – R$ million

	1H07				1H08				Variation

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)	Other

Financial Margin (a)	11,589	(512)	(354) (2)	10,723	13,130	(487)	–	12,643	1,920	17.9
Allowance for Loan Losses – PDD (b)	(2,504)	–	–	(2,504)	(3,501)	–	–	(3,501)	(997)	39.8
Intermediation Gross Income	9,085	(512)	(354)	8,219	9,629	(487)	–	9,142	923	11.2
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations (c)	357	–	–	357	1,082	–	–	1,082	725	203.1
Fee and Commission Income (d)	5,168	–	–	5,168	5,578	–	–	5,578	410	7.9
Personnel Expenses (e)	(3,109)	–	–	(3,109)	(3,452)	–	–	(3,452)	(343)	11.0
Other Administrative Expenses (e)	(3,184)	–	–	(3,184)	(3,784)	–	–	(3,784)	(600)	18.8
Tax Expenses (e)	(1,231)	64	–	(1,167)	(1,236)	61	–	(1,175)	(8)	0.7
Other Operating Income/Expenses and Equity in Earnings (Losses) of Unconsolidated Companies (f)	(1,666)	–	74 (3)	(1,592)	(2,104)	–	56 (3)	(2,048)	(456)	28.6
Full Goodwill Amortization	(182)	–	182 (4)	–	(53)	–	53 (4)	–	–	–
Operating Income	5,238	(448)	(98)	4,692	5,660	(426)	109	5,343	651	13.9
Non-Operating Income	601	–	(599) (5)	2	382	–	(387) (7)	(5)	(7)	–
IR/CS and Minority Interest	(1,832)	448	196 (6)	(1,188)	(1,938)	426	82 (8)	(1,429)	(241)	20.3
Net Income	4,007	–	(501)	3,506	4,105	–	(196)	3,909	403	11.5

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2) positive result assessed in the sale of our interest in Arcelor in 2Q07;
(3) constitution of operational provisions – civil contingencies
(4) full goodwill amortization in subsidiaries;	(5) positive result assessed in the sale of part of our interest in Serasa, in 2Q07;
(6) fiscal effect of adjustments in the amount of R$(237) million and activation of tax credits from previous periods in the amount of R$41 million;
(7) mainly due to the positive result assessed in the partial sale of our interest in Visa Inc.; and
(8) fiscal effect of adjustments.

Bradesco’s Net Income, in the half year ended on June 30, 2008, reached R$3,909 million, accounting for an 11.5% increase in relation to 2007. Bradesco’s Shareholders’ Equity amounted to R$33,711 million as of June 30, 2008, equivalent to a 22.5% increase compared to the balance as of June 30, 2007. Consequently, the annualized return on Average Shareholders’ Equity (*) (ROAE) reached 27.2% . Total consolidated Assets reached R$403,271 million as of June 30, 2008, accounting for a 38.8% growth in relation to the balance of same date of the previous year. The annualized return on Average Assets (ROAA), in 1H08, was 2.1% . Earnings per share reached R$1.27.
The main items influencing net income in 1H08, compared to 1H07, can be seen below:

(a) Financial Margin – R$1,920 million

Such growth is mainly due to “interest” component, with a share of R$1,827 million (R$2,820 million due to the increase in business volume, and R$993 million to the decrease in spreads), and to the increase in “non-interest” result in the amount of R$93 million, resulting mostly from the higher credit recovery.

(b) Allowance for Loan Losses – R$(997) million

The variation is mostly due to a 37.2% increase in the volume of loan operations in the 12-month period ended on June 30, 2008. Pointing out the individual client operations, mainly under the “consumer financing” type, with a 34.2% increase, which, in view of its specific characteristic, requires a higher provisioning volume.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$725 million

The variation is mostly due to the better result assessed in the Health line, resulting from the non-constitution of additional provision in 2008, as well as from the better result obtained from the Life line and VGBL products, due to the increase of the client base.

(d) Fee and Commission Income – R$410 million

The increase in the period is mainly due to a higher volume of operations, mitigated by the efect of the fee adjustments related to checking accounts and loan operations of individuals in 2Q08. We point out the items “Card Income” R$252 million, “Assets under Management” R$98 million, “Collection” R$52 million and “Custody and Brokerage Services” R$43 million.

(e) Personnel, Administrative and Tax Expenses – R$(951) million

Out of such amount, R$343 million of personnel expenses is mainly due to: (i) the expansion of the customer service network and the consequent hiring of employees, as well as the increase in salary levels resulting from the collective bargaining agreement of 2007 (6.0%), benefits and others, in the amount of R$269 million; (ii) higher expenses with labor proceeding in the amount of R$53 million; and (iii) higher expenses with management and employee profit sharing (PLR) in the amount of R$20 million.

The variation of R$600 million in other administrative expenses in the period basically refers to: (i) the organic growth; (ii) the effects on increased volume of business; (iii) the investments in the improvement and optimization of the technological platform (IT Improvements Project); and (iv) the contractual adjustments.

The R$8 million of tax expenses derives basically from (i) the increase in PIS/Cofins expenses in the amount of R$120 million, due to the increase in taxable income; (ii) the increase in ISSQN expenses in the amount of R$7 million; which was partially mitigated: (iii) by the reduction in CPMF expenses, in the amount of R$121 million, since it is no longer collected.

(f) Other Operating Income/Expenses – R$(456) million

The increase in the period is mainly due to: (i) the increase in expenses with financing commissions R$105 million; (ii) the increase in provision for civil contingency expenses R$134 million; (iii) the increase in sundry losses R$51 million; (iv) the increase in expenses with search and seizure R$33 million; and (v) the increase in expenses from the amortization of prepaid expenses arising from operational agreements R$85 million.

(*) It does not consider the mark-to-market effects of Available -for-Sale Securities.

Summarized Analysis of the Statement of Income

1Q08 x 2Q08 – R$million

	1Q08				2Q08			Variation

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments	Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)

Financial Margin (a)	6,096	(46)	–	6,050	7,034	(441)	6,593	543	9.0
Allowance for Loan Losses – PDD (b)	(1,667)	–	–	(1,667)	(1,834)	–	(1,834)	(167)	10.0
Intermediation Gross Income	4,429	(46)	–	4,383	5,200	(441)	4,759	376	8.6
Income from Insurance, Private Pension Plans and Certificated Savings Plans
Operations (c)	515	–	–	515	567	–	567	52	10.1
Fee and Commission Income (d)	2,803	–	–	2,803	2,775	–	2,775	(28)	(1.0)
Personnel Expenses (e)	(1,737)	–	–	(1,737)	(1,715)	–	(1,715)	22	(1.3)
Other Administrative Expenses (e)	(1,815)	–	–	(1,815)	(1,969)	–	(1,969)	(154)	8.5
Tax Expenses (e)	(611)	6	–	(605)	(625)	55	(570)	35	(5.8)
Other Operating Income/Expenses and Equity in Earnings (Losses) of
Unconsolidated Companies (f)	(1,032)	–	56 (2)	(976)	(1,072)	–	(1,072)	(96)	9.8
Full Goodwill Amortization	(53)	–	53 (3)	–	–	–	–	–	–
Operating Income	2,499	(40)	109	2,568	3,161	(386)	2,775	207	8.1
Non-Operating Income	402	–	(387) (4)	15	(20)	–	(20)	(35)	–
IR/CS and Minority Interest	(798)	40	85 (5)	(676)	(1,139)	386	(753)	(77)	11.4
Net Income	2,103	–	(196)	1,907	2,002	–	2,002	95	5.0

(1) partial result of derivatives used for hedge effect of investments abroad, which, in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;	(4) mainly by the positive result assessed in the partial sale of our interest in Visa Inc.; and
(2) constitution of operating provisions – civil contingencies;	(5) tax effect of adjustments.
(3) full goodwill amortization in subsidiaries;

In 2Q08, Bradesco’s Net Income reached R$2,002 million, against R$1,907 in the 1Q08, a 5.0% increase in the quarter. Bradesco’s Shareholders’ Equity amounted to R$33,711 million on June 30, 2008, a 2.4% increase in relation to March 31, 2008. Total consolidated Assets reached R$403,271 million as of June 30, 2008, growing by 13.4% in 2Q08.
The main items influencing Net Income in 2Q08 compared to the previous quarter can be seen below:

(a) Financial Margin – R$543 million

Such variation is due to the increase in the result of interest -bearing operations in the amount of R$179 million (R$232 million due to the increase in volumes and R$53 million to the decrease in spreads), and the “non-interest” income in the amount of R$364 million, in view of the higher gains with loan recoveries, TVM and treasury in 2Q08.

(b) Allowance for Loan Losses – R$(167) million

The increase in the expense in 2Q08 is consistent with the growth of our loan portfolio (by R$9,389 million or 6.8%) and mainly with the growth of operations with individual clients (by R$2,990 million or 5.2%), which, due to its characteristic, require higher provisioning volume.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans – R$ 52 million

The variation is mainly due to higher revenues from insurance, with an 11.4% increase in the quarter, together with a lower claim ratio (73.1% versus 73.4% in the previous quarter) .

(d) Fee and Commission Income – R$(28) million

The reduction is due to: (i) the effect of the adjustment of individual checking accounts and loan operations fees R$94 million, due to CMN Resolution 3,518, which was offset by: (ii) the higher volume of card transactions in 2Q08 R$36 million; (iii) the higher collection volume R$17 million; and (iv) higher income from consortiums, custody services and brokerage R$11 million.

(e) Personnel, Administrative and Tax Expenses – R$97 million

Personnel expenses decreased R$22 million in the quarter, basically as a result of: (i) lower expenses with provision for labor proceedings R$40 million; (ii) lower expenses with management and employee profit sharing (PLR) in the amount of R$25 million; which was offset by: (iii) lower expenses, in 1Q08, mainly due to the number of employees in vacation, in the amount of R$36 million; and (iv) higher training expenses R$11 million.

The R$154 million increase in other administrative expenses is mainly due to higher expenses with: (i) “Advertising” R$38 million, related to promotional selling campaigns of products and services; (ii) “Depreciation and Amortization” R$36 million, basically due to the decrease in deferred charges from joint control companies; (iii) “Third-party Services” and “Data Processing” R$45 million, basically related to investments in the “IT Improvements” program, changes of the Fidellity card and higher increase in business volume; and (iv) “Assets Leasing” R$13 million, due to the new Information Technology Center equipment.

The R$35 million variation of tax expenses is basically due to the: (i) decrease of PIS/Cofins expenses, due to the reduction in the calculation basis for taxable income in 2Q08 in the amount of R$ 14 million; and (ii) higher expenses with IPTU, taxes and sundry fees in 1Q08 in the amount of R$19 million.

(f) Other Operating Revenues and Expenses – R$(96) million

The increase in the quarter is due to the: (i) higher sundry losses R$58 million; (ii) increase in interest expenses, net of revenues, in the amount of R$47 million; which was offset: (iii) by the lower expenses with operating provisions in the amount of R$9 million, including the constitution of the provision for restitution of the advanced settlement rate (TLA) in 1Q08.

Highlights

Income

	R$ million

	1st Half		Variation	2008		Variation

	2007	2008	%	1st Qtr.	2nd Qtr.	%

Adjusted Financial Margin	10,723	12,643	17.9	6,050	6,593	9.0
Provision for Loan Losses Expenses	2,504	3,501	39.8	1,667	1,834	10.0
Fee and Commission Income	5,168	5,578	7.9	2,803	2,775	(1.0)
Insurance, Private Pension Plans and Certificated Savings
Plans Retained Premiums	9,536	10,951	14.8	5,285	5,666	7.2
Personnel Expenses	3,109	3,452	11.0	1,737	1,715	(1.3)
Other Administrative Expenses	3,184	3,784	18.8	1,815	1,969	8.5
Operating Income	4,692	5,343	13.9	2,568	2,775	8.1
Adjusted Net Income	3,506	3,909	11.5	1,907	2,002	5.0

Balance Sheet

	R$ million

	June		Variation	2008		Variation

	2007	2008	%	March	June	%

Total Assets	290,568	403,271	38.8	355,517	403,271	13.4
Securities and Derivative Financial Instruments	103,577	118,956	14.8	105,167	118,956	13.1
Loan Operations (Expanded Concept)	130,819	181,602	38.8	169,408	181,602	7.2
• Loan and Leasing Operations (*)	108,191	148,408	37.2	139,019	148,408	6.8
• Sureties and Guarantees (Accounted for in Memorandum Accounts)	17,324	27,172	56.8	25,080	27,172	8.3
• Credit Cards (Cash purchases and credit purchases from store owners)	5,304	5,623	6.0	5,309	5,623	5.9
• Assignment of Credits (Accounted for in Memorandum Accounts)	–	399	–	–	399	–
Permanent Assets	3,498	4,023	15.0	3,903	4,023	3.1
Deposits	82,601	122,752	48.6	106,710	122,752	15.0
Borrowings and Onlendings	19,165	24,736	29.1	24,013	24,736	3.0
Technical Provisions	52,900	62,068	17.3	59,722	62,068	3.9
Shareholders’ Equity	27,515	33,711	22.5	32,909	33,711	2.4

(*) It includes Advances on Foreign Exchange Contracts and Other Credits.

Change in Number of Outstanding Shares

	Common shares	Preferred shares	Total

Number of Outstanding Shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares Acquired and not Cancelled	(53,700)	(34,600)	(88,300)
Shares Subscription	13,953,489	13,953,488	27,906,977
50% stock bonus	511,644,460	511,644,407	1,023,288,867
Number of Outstanding Shares on June 30, 2008	1,534,881,279	1,534,900,221	3,069,781,500

Share Performance (*)

	R$

	1st Half		Variation	2008		Variation

	2007	2008	%	1st Qtr.	2nd Qtr.	%

Net Income per Share	1.17	1.27	8.5	0.62	0.65	4.8

Dividends/JCP per Common Share (net of Income Tax)	0.392	0.409	4.3	0.198	0.211	6.6
Dividends/JCP per Preferred Share (net of Income Tax)	0.431	0.450	4.4	0.218	0.232	6.4

Book Value per Share (Common and Preferred)	9.17	10.98	19.7	10.72	10.98	2.4

Last Business Day Price – Common	32.50	29.30	(9.8)	28.47	29.30	2.9
Last Business Day Price – Preferred	31.16	32.99	5.9	32.53	32.99	1.4

Market Value (R$ million) (**)	95,545	95,608	0.1	93,631	95,608	2.1

(*) For comparison purposes, in 2008 there was a 50% stock bonus, which was applied for 2007.
(**) Number of shares (disregarding treasury shares) x closing price of common and preferred shares of the last day of the period.

Cash Generation (*)

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net Income	1,705	1,801	3,506	1,907	2,002	3,909
Equity in Earnings (Losses) of Unconsolidated
Companies	(12)	(4)	(16)	(32)	(34)	(66)
Provision for loan losses	1,160	1,344	2,504	1,667	1,834	3,501
Provision/Reversal for Devaluation	–	1	1	(10)	16	6
Depreciation and Amortization	133	133	266	138	174	312
Other	17	17	34	57	54	111
Total	3,003	3,292	6,295	3,727	4,046	7,773

(*) It considers the Adjusted Net Income.

Value Added with Hedge Adjustment and without Extraordinary Events

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Value Added (A+B+C)	4,320	4,645	8,965	4,921	5,037	9,958
A – Gross Income from Financial Intermediation	3,859	4,360	8,219	4,383	4,759	9,142
B – Fee and Commission Income	2,559	2,609	5,168	2,803	2,775	5,578
C – Other Income/Expenses	(2,098)	(2,324)	(4,422)	(2,265)	(2,497)	(4,762)

Distribution of Value Added (D+E+F+G)	4,320	4,645	8,965	4,921	5,037	9,958
D – Employees	1,278	1,444	2,722	1,523	1,490	3,013
E – Government Contribution	1,337	1,400	2,737	1,491	1,545	3,036
F – JCP/Dividends to Shareholders (paid and provisioned)	601	796	1,397	740	719	1,459
G – Profit Reinvestment	1,104	1,005	2,109	1,167	1,283	2,450

Distribution of Value Added – percentage	100.0	100.0	100.0	100.0	100.0	100.0
Employees	29.6	31.1	30.4	30.9	29.6	30.3
Government Contribution	30.9	30.2	30.5	30.3	30.6	30.5
JCP/Dividends to Shareholders (paid and provisioned)	13.9	17.1	15.6	15.0	14.3	14.6
Profit Reinvestments	25.6	21.6	23.5	23.8	25.5	24.6

Calculation of Fixed Assets to Shareholders’ Equity Ratio

	R$ million

	2007		2008

	March	June	March	June

Shareholders’ Equity + Minority Shareholders	26,090	27,577	33,068	33,873
Subordinated debts	9,550	10,351	11,269	10,638
Tax Credits	(79)	(79)	(102)	(102)
Exchange Membership Certificates	(88)	(96)	(32)	(32)
Other Adjustments	(26)	(107)	(827)	(895)
Reference Equity (A) (*)	35,447	37,646	43,376	43,482
Permanent Assets	9,342	10,238	19,277	24,803
Premises and Equipment and Leasing	(5,702)	(6,664)	(15,286)	(20,690)
Unrealized Leasing Losses	(100)	(104)	(99)	(100)
Other Adjustments	517	(274)	1,342	3,039
Total Premises and Equipment (B) (*)	4,057	3,196	5,234	7,052
Fixed Assets to Shareholders’ Equity Ratio (B/A) – %	11.4	8.5	12.1	16.2
Margin	13,666	15,627	16,454	14,690

(*) For the calculation of Premises and Equipment to Shareholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Premises and Equipment, as per Bacen Resolution 2,283.

Performance Ratios (annualized) – percentages

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Return on Shareholders’ Equity (total)	28.9	28.9	27.1	25.3	26.0	24.5
Return on Average Shareholders’ Equity	30.2	29.5	28.8	27.3	26.1	25.8

Return on Shareholders’ Equity (total) without adjustment to
market value reserve– TVM and Derivatives	31.5	31.3	29.3	26.5	26.8	25.3
Return on Average Shareholders’ Equity without adjustment to
market value reserve – TVM and Derivatives	32.6	32.9	31.5	28.7	27.6	27.2

Return on Shareholders’ Equity (total) – straight-line calculation	26.2	26.2	25.5	23.2	23.8	23.2
Return on Average Shareholders’ Equity – straight-line
calculation	27.2	26.7	27.0	24.9	23.8	24.3

Return on Total Assets (total)	2.4	2.5	2.4	2.2	2.0	2.0
Return on Average Total Assets	2.5	2.5	2.5	2.2	2.1	2.1

Shareholders’ Equity on Total Assets	9.2	9.5	9.5	9.3	8.4	8.4

Capital Adequacy Ratio (Basel) – Financial Consolidated (*)	17.8	18.2	18.2	15.6	14.4	14.4
Capital Adequacy Ratio (Basel) – Total Consolidated (*)	15.7	16.1	16.1	13.9	12.9	12.9

Fixed Assets to Shareholders' Equity Ratio – Financial
Consolidated	49.2	47.4	47.4	47.7	47.3	47.3
Fixed Assets to Shareholders' Equity Ratio – Total Consolidated	11.4	8.5	8.5	12.1	16.2	16.2

Combined Ratio – Insurance	95.9	99.8	97.8	83.9	84.9	84.4

Efficiency Ratio (in the previous 12 months)	42.1	42.0	42.0	41.7	41.3	41.3

Coverage Ratio – (Fee and Commission Income / Administrative
and Personnel Expenses) (in the previous 12 months)	78.0	79.4	79.4	78.7	77.8	77.8

(*) If we choose the prerogative provided for in article 9 of Bacen Circular 3,367, the indexes of June 2008 would be 17.3% in the financial consolidated and 15.3% in the total consolidated.

Market Share – Consolidated – percentages

	2007		2008

	March	June	March	June

Banks – Source: Bacen
Time Deposit	9.4	8.3	10.5	N/A
Savings Deposit	14.2	13.9	13.7	N/A

Demand Deposit	17.5	17.3	18.4	N/A
Loan Operations	12.4	12.5	13.2	13.1 (*)
Online Collection (Balance)	28.8	29.5	31.5	31.7
Number of Branches	16.7	16.7	17.3	17.4(*)

Banks – Source: Federal Revenue /Serpro
DARF – Federal Revenue Collection Document	18.2	18.0	20.3	19.8
DAS – Brazilian Unified Tax Collection System Document (Simples)	I	I	15.9	16.4

Banks – Source: INSS/Dataprev
GPS – Social Pension Plan Voucher	14.1	13.6	14.0	14.0
Benefit Payment to Retirees and Pensioners	19.9	19.7	19.5	19.5

Banks – Source: Anbid
Investment Funds + Portfolios	14.5	14.3	14.1	14.1

Insurance, Private Pension Plans and Certificated Savings Plans – Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	24.4	24.7	23.7	23.8 (*)
Insurance Premiums (including VGBL)	24.4	24.6	23.3	23.6 (*)
Life Insurance and Personal Accidents Premiums	16.4	15.3	17.3	16.6 (*)
Auto/RE Insurance Premiums	11.3	10.7	10.5	10.7 (*)
Health Insurance Premiums	42.7	43.4	42.0	43.5 (*)
Revenues from Private Pension Plan Contributions (excluding VGBL)	29.0	29.6	32.4	31.0 (*)
Revenues from Certificated Savings Plans	19.0	20.2	18.3	18.3 (*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	36.8	36.3	35.8	35.5 (*)

Insurance and Private Pension Plans – Source: Fenaprevi
Income on VGBL Premiums	43.4	41.0	37.6	37.4
Revenues from PGBL Contributions	30.9	28.3	32.4	28.8
Private Pension Plan Investment Portfolios (including VGBL)	41.4	42.0	39.8	39.7

Credit and Debit Card – Source: Abecs
Credit Card Revenue	18.0	18.2	18.4	18.2
Debit Card Revenue	20.1	19.9	18.7	18.8

Leasing – Source: Abel
Active Operations	11.0	11.2	14.7	16.6 (*)

Banco Finasa BMC– Source: Bacen
Finabens (Portfolio)	18.8	17.8	12.9	11.5 (*)
Auto (Portfolio) – Including Banco Bradesco	25.4	25.9	25.4	25.4 (*)

Consortium – Source: Bacen
Real Estate	25.9	25.9	27.1	27.8
Auto	20.0	20.6	21.2	22.9
Trucks, Tractors and Agricultural Implements	6.3	6.8	7.0	9.3

International Area – Source: Bacen
Export Market	19.8	20.0	20.8	21.9 (**)
Import Market	16.6	16.6	15.2	16.3 (**)

(*) Reference date: May 2008 (in relation to health insurance, the ANS indexes were estimated).	N/A – Not Available
(**) Previous data.	I – Inapplicable

Other Information

	June		Variation	2008		Variation

	2007	2008	%	March	June	%

Funding and Assets Managed – R$ million	421,602	552,082	30.9	506,808	552,082	8.9
Number of Employees	80,287	84,224	4.9	83,124	84,224	1.3
Number of Branches	3,031	3,193	5.3	3,169	3,193	0.8
Number of Savings Accounts – thousand	31,330	32,549	3.9	32,213	32,549	1.0
Credit, Private Label and Debit Cards Base – thousand	63,196	77,952	23.3	72,971	77,952	6.8

Bradesco’s Shares

Number of Shares (in thousands) – Common and Preferred Shares (*)

	December					2008

	2003	2004	2005	2006	2007	March	June

Common Shares	1,437,054	1,430,107	1,468,350	1,500,214	1,514,006	1,534,934	1,534,882
Preferred Shares	1,416,492	1,416,491	1,469,817	1,502,435	1,514,006	1,534,933	1,534,900
Subtotal – Outstanding Shares	2,853,546	2,846,598	2,938,167	3,002,649	3,028,012	3,069,867	3,069,782
Treasury Shares	516	–	696	1,137	3,368	3	88
Total	2,854,062	2,846,598	2,938,863	3,003,786	3,031,380	3,069,870	3,069,870

(*) For comparison purposes, there was a 50% stock bonus in 2008, which were applied for previous years. Likewise, 100% stock bonus occurred in 2005 and 2007, as well as 200% in 2003.

On June 30, 2008, Banco Bradesco’s capital stock was R$23 billion, composed of 3,069,869,800 shares, of which 1,534,934,979 are common shares and 1,534,934,821 are preferred shares, all non-par and book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 48.22% of our voting capital and 24.12% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus Participações is owned by Fundação Bradesco and Elo Participações e Investimento, which has as shareholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 130).

Number of Shareholders – Domiciled in Brazil and Abroad

	2007			2008

	June	%	Capital Interest	June	%	Capital Interest

Individuals	1,250,814	91.26	26.56	1,268,619	91.37	26.87
Corporations	116,025	8.47	45.62	116.022	8.36	45.78
Subtotal Domiciled in Brazil	1,366,839	99.73	72.18	1,384,641	99.73	72.65
Domiciled Abroad	3,688	0.27	27.82	3,765	0.27	27.35
Total	1,370,527	100	100	1,388,406	100	100

Concerning Bradesco’s shareholders, domiciled in Brazil and abroad, on June 30, 2008, 1,384,641 shareholders were domiciled in Brazil, accounting for 99.73% of total shareholders’ base and holding 72.65% of Bradesco’s shares. The number of shareholders domiciled abroad was 3,765, representing 0.27% of total shareholders’ base and holding 27.35% of Bradesco’s shares.

Market Value – R$ million

N.B.: the market value considers the closing quotation of the common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Value / Shareholders’ Equity

Market Value/Shareholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting shareholders’ equity.
Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last business day of the period. The amount is divided by the accounting shareholders’ equity of the period.

Dividend Yield – percentages (in the previous 12 months)

Dividend Yield: is the ratio between the dividends and/or interest on shareholders’ capital distributed to shareholders in the previous 12 months and the share price, indicating the investment return related to profit sharing.
Formula used: amount received by shareholders as dividends and/or interest on shareholders’ capital (gross of income tax) in the previous 12 months divided by the preferred share closing price of the last business day of the period.

Payout Index –percentages (in the previous 12 months)

Payout Index: indicates the percentage of net income paid as dividends/interest on shareholders’ capital.
Formula used: amount received by shareholders as dividends and/or interest on shareholders’ capital (gross of income tax) divided by the adjusted net income.

Financial Volume – Bradesco PN x Ibovespa

Source: Economática

Adjusted Net Earnings per Share – R$ (in the previous 12 months) (*)

(*) For comparison purposes, the amounts were adjusted according to bonus and splits in the period.

Appreciation Index – Bradesco PN (BBDC4) x Ibovespa (percentages)

Source: Economática

Bradesco’s Share Performance

In 2Q08, Bradesco’s preferred shares appreciated by 1.9% (adjusted by dividends), having a lower performance than Ibovespa’s, which had a 6.6% appreciation in the period.

The shares of the financial sector companies continued to be affected, in a global scope, by the turbulent scenario involving institutions exposed to the subprime real estate loans in the United States.

Even those banks with a null exposition to subprime, like Bradesco, has suffered effects of this scenario, resulting in a worse risk perception of investors. In Brazil, increasing concerns with inflation’s increase and the growth of interest curve also contributed to the weak shares performance of the financial segment in the quarter.

Statement of Income

	R$ million

	1st Half		Variation	2008		Variation

	2007	2008	%	1st Qtr.	2nd Qtr.	%

Revenues from Financial Intermediation	19,819	24,462	23.4	11,693	12,769	9.2
Loan Operations	10,649	12,994	22.0	6,571	6,423	(2.3)
Leasing Operations	385	890	131.2	373	517	38.6
Securities Transactions	3,815	4,060	6.4	1,820	2,240	23.1
Insurance, Private Pension Plans and Certificated
Savings Plans	3,544	4,144	16.9	1,676	2,468	47.3
Derivative Financial Instruments	502	1,290	157.0	528	762	44.3
Foreign Exchange Transactions	293	382	30.4	396	(14)	–
Compulsory Deposits	631	702	11.3	329	373	13.4
Expenses From Financial Intermediation
(excluding PDD)	9,096	11,819	29.9	5,643	6,176	9.4
Federal Funds Purchased and Securities Sold
under Agreements to Repurchase	6,666	8,536	28.1	3,818	4,718	23.6
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	2,141	2,736	27.8	1,024	1,712	67.2
Borrowings and Onlendings	284	545	91.9	800	(255)	–
Leasing Operations	5	2	(60.0)	1	1	–
Financial Margin	10,723	12,643	17.9	6,050	6,593	9.0
Provision for Loan Losses	2,504	3,501	39.8	1,667	1,834	10.0
Gross Income from Financial Intermediation	8,219	9,142	11.2	4,383	4,759	8.6
Other Operating Income/Expenses	(3,527)	(3,799)	7.7	(1,815)	(1,984)	9.3
Fee and Commission Income	5,168	5,578	7.9	2,803	2,775	(1.0)
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	357	1,082	203.1	515	567	10.1
(+) Net Premiums Issued	9,855	11,123	12.9	5,367	5,756	7.3
( - ) Reinsurance Premiums	(319)	(172)	(46.0)	(82)	(90)	9.8
(=) Retained Premiums from Insurance,
Pension Plans and Certificated Savings Plans	9,536	10,951	14.8	5,285	5,666	7.2
Retained Premiums from Insurance	4,121	4,794	16.3	2,268	2,526	11.4
Private Pension Plans Contributions	4,670	5,377	15.1	2,645	2,732	3.3
Income from Certificated Savings Plans	745	780	4.7	372	408	9.7
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(5,072)	(5,176)	2.1	(2,533)	(2,643)	4.3
Variation in Technical Provisions for Insurance	(586)	(152)	(74.1)	(55)	(97)	76.4
Variation in Technical Provisions for Private
Pension Plans	(4,508)	(5,025)	11.5	(2,480)	(2,545)	2.6
Variation in Technical Provisions for Certificated
Savings Plans	22	1	(95.5)	2	(1)	–
Retained Claims	(2,931)	(3,422)	16.8	(1,640)	(1,782)	8.7
Certificated Savings Plans Draws and Redemptions	(654)	(673)	2.9	(318)	(355)	11.6
Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(522)	(598)	14.6	(279)	(319)	14.3
Insurance Products Selling Expenses	(414)	(459)	10.9	(222)	(237)	6.8
Private Pension Plans Selling Expenses	(100)	(115)	15.0	(56)	(59)	5.4
Certificated Savings Plans Selling Expenses	(8)	(24)	200.0	(1)	(23)	2,200.0
Personnel Expenses	(3,109)	(3,452)	11.0	(1,737)	(1,715)	(1.3)
Other Administrative Expenses	(3,184)	(3,784)	18.8	(1,815)	(1,969)	8.5
Tax Expenses	(1,167)	(1,175)	0.7	(605)	(570)	(5.8)
Equity in Earnings of Unconsolidated Companies	16	66	312.5	32	34	6.3
Other Operating Income	636	653	2.7	330	323	(2.1)
Other Operating Expenses	(2,244)	(2,767)	23.3	(1,338)	(1,429)	6.8
Operating Income	4,692	5,343	13.9	2,568	2,775	8.1
Non-Operating Income	2	(5)	–	15	(20)	–
Income before Taxes on Income and
Profit Sharing	4,694	5,338	13.7	2,583	2,755	6.7
Income Tax and Social Contribution	(1,183)	(1,422)	20.2	(672)	(750)	11.6
Minority Interest in Subsidiaries	(5)	(7)	40.0	(4)	(3)	(25.0)
Net Income	3,506	3,909	11.5	1,907	2,002	5.0
Annualized Return on
Shareholders’ Equity (*) (%)	31.5	27.2		28.7	27.6

(*) Refers to average Shareholders’ Equity and does not consider the mark-to-market effects on Available-for-Sale Securities.

Analysis of the Statement of Income – R$ million

Income from Loan and Leasing Operations

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
11,029	13,882	25.9	6,943	6,939	(0.1)

In the period, income was up mainly as result of: (i) the increase in the average volume of the loan portfolio, which totaled R$139,578 in June/08 against R$101,961 in June/07, that is, a 36.9% increase. We highlight the corporate portfolio, with an increase of 39.3%, due to “Financing to Export”, “Working Capital” and “Leasing” products. In the individual portfolio, the growth was 34.2%, with focus on the products connected to consumer financing; (ii) the better credit recovery R$147; partially mitigated: (iii) by the decrease in average interest rates, observing the 9.9% CDI variation in 1H08, against 10.8% in 1H07.

Income remained stable in the quarter. The small variation was basically due to: (i) the 10.1% foreign exchange loss variation, which impacted Loans and Financings indexed/denominated in foreign currency, which represent 7.4% of the loan portfolio, impacting the average interest rate of 4.8% in 2Q08, versus 5.1% in 1Q08; offset: (ii) by the 7.8% increase in the corporate portfolio, with focus on the “Financing to Export”, “Working Capital” and “Leasing” products; (iii) by the 5.2% increase in the individual portfolio, with focus on products linked to consumer financing and (iv) the better credit recovery R$80.

Income from Securities (TVM) and Derivative Financial Instruments

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
4,317	5,350	23.9	2,348	3,002	27.9

The increase in income in the period is mainly due to: (i) the increase in the average volume of the portfolio (TVM, Derivative Financial Investments and Interbank Investments); partially offset by: (ii) the reduction in the average interest rates, observing the 5.5% CDI variation in 1H08, against 6.3% in 1H07; and (iii) the lower “non-interest” income gains in the amount of R$ 69.

The variation in income in the quarter is mainly due to: (i) the increase in the average portfolio volume (TVM, Derivative Financial Instruments and Interbank Investments); and (ii) the higher “non-interest” income gains in the amount of R$174.

Income from Insurance, Private Pension Plans and Certificated Savings Plans

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
3,544	4,144	16.9	1,676	2,468	47.3

The variation in the period was basically due to: (i) the increase in the average volume portfolio; and (ii) the higher “non-interest” income of R$32.
The variation in the quarter was substantially due to: (i) the higher “non-interest” income of R$115; (ii) the increase in the average interest rate, following the higher IGP-M variation of 3.6% in 2Q08, against 2.5% in 1Q08; and (iii) the increase in the average portfolio volume.

Income from Foreign Exchange Transactions

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
293	382	30.4	396	(14)	–

For a better analysis, this item should be analyzed deducted from expenses with foreign funding, used to finance import/export operations, in accordance with Note 11a. After these deductions, the result would be R$163 in 1H07 and R$319 in 1H08, basically due to the increase in the foreign exchange portfolio volume.

For a better analysis, this item should be analyzed deducted from expenses with foreign funding used to finance import/export operations, in accordance with Note 11a. After these deductions, the result would be R$135 in 1Q08 and R$184 in 2Q08, basically due to the increase in the foreign exchange portfolio volume.

Income from Compulsory Deposits

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
631	702	11.3	329	373	13.4

The variation in the period is basically due to: (i) the increase in the average volume of deposits in the period; mitigated by: (ii) the average interest rate variation, following CDI variation (used to remunerate the additional compulsory deposit), of 2.9% in 1H08 against 3.3% in 1H07.

The variation is basically due to: (i) the increase in the average volume of time deposits in the quarter; (ii) the average interest rate variation following the CDI variation (used to remunerate the additional compulsory deposit), of 1.5% in 2Q08 against 1.4% in 1Q08.

Expenses with Federal Funds Purchased and Securities Sold under Agreements to Repurchase

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
6,666	8,536	28.1	3,818	4,718	23.6

The variation in the period is mostly due to: (i) the increase in the average funding volume; offset by: (ii) the average interest rates variation, observing the 4.4% CDI variation in 1H08, against 4.7% in 1H07, mainly affecting the time deposits expenses.

The variation in the quarter derives basically from: (i) the increase in the average volume of the portfolio; and (ii) the increase in the average interest rates, following the CDI variation of 2.3% in 2Q08, against 2.1% in 1Q08, affecting mainly time deposit expenses.

Price-level Restatement and Interest on Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
2,141	2,736	27.8	1,024	1,712	67.2

The variation in the period is basically due to: (i) the higher average volume of technical provisions, especially the “VGBL” product; (ii) the increase in the average interest rates, arising from the higher IGP-M variation and the CDI decrease in the period (indexes which remunerate technical provision) of 4.6% in 1H08 against 4.2% in 1H07.

The variation in the quarter is mostly due to: (i) the increase in the average interest rates, resulting from higher IGP-M and CDI variations in the quarter (indexes which remunerate technical provisions), of 2.8% in 2Q08 against 1.7% in 1Q08 and (ii) the higher average volume of technical provisions, especially the “VGBL” product.

Borrowings and Onlendings Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
284	545	91.9	800	(255)	–

The variation in the period is basically due to: (i) the increase in the average funding volume, mainly represented by Finame and BNDES operations; and (ii) the 2.3% increase of the average interest rate in 1H08 against 1.5% in 1H07 resulting from the higher IGP-M variation.
			The variation in the quarter is mainly due to the decrease in average interest rate of (1.0%) in 2Q08 against 3.9% in 1Q08, resulting from the higher exchange loss variation.

Financial Margin

(*) (Financial Margin - Interest)/(Total Assets - Permanent Assets - Purchase and Sale Commitments).

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
10,723	12,643	17.9	6,050	6,593	9.0

The variation of R$1,920 in financial margin is basically due to: (i) the increase in the result of interest-bearing operations of R$1,827, R$2,820 of which due to a growth in the average business volume and R$993 due to the decrease in spreads; and (ii) the higher “non-interest” income of R$93, basically derived from the higher gains with credit recovery.

The variation of R$543 in financial margin is due to: (i) the growth in the result of interest-bearing operations in the amount of R$179, R$232 of which due to the increase in the average business volume and R$53 to the decrease in spreads; and (ii) the increase in the “non-interest” income of R$364, basically derived from the higher gains with treasury, TVM and loan recovery.

Provision for Loan Losses Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
2,504	3,501	39.8	1,667	1,834	10.0

The increase in the period of R$997 is compatible with the growth of our loan portfolio (37.2% or R$40,217 in the 12-month period) with the relevant participation of individuals which, due to their characteristic, require higher provisioning volume, whose growth in the period was 34.2% or R$15,265.

The variation in the quarter is compatible with the growth of our loan portfolio and mainly with the 5.2% growth in the operations with individual clients which, due to their characteristic, require higher provisioning volume.

Fee and Commission Income

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
5,168	5,578	7.9	2,803	2,775	(1.0)

The increase of income in the period is mainly due to the higher volume of operations, mitigated by the effect of the fee adjustments related to checking accounts and loan operations of individuals in 2Q08, with focus on: (i) card income R$252; (ii) assets management R$98; (iii) collection R$52; and (iv) custody and brokerage services R$43.

The reduction of income in the quarter is mostly due to: (i) a lower individual loan operation and checking account revenue R$94; mitigated by: (ii) a higher volume of card transactions R$36; and (iii) the higher volume of collections R$17.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
9,536	10,951	14.8	5,285	5,666	7.2

The growth in premiums in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
4,121	4,794	16.3	2,268	2,526	11.4

The variation in the period is due to the increase in the production of: (i) Health line R$391, in which premiums presented an increase due to the expansion of the corporate health and dental insurance portfolios, as well as the implementation of annual restatements (medical, hospital and dental costs variation) and technical balance of the policies; (ii) Life line R$177 (mainly in the Moneylender and Group Life lines); (iii) Auto line R$36 (despite the strong competition in auto insurance, the insurance company achieved a growth in premiums higher than the insurance market’s for the period – up to May 2008). The 1H08 performance exceeded the non-allocation of premiums collected by Indiana in the same period last year. This fact is mainly due to the maintenance of the competitiveness policy, improvement of processes and creation of products destined to specific publics; (iv) basic lines R$24; and (v) other lines R$45.
N.B.: in order to comply with Susep Circular Letter 356, Individual Life redemption was reclassified to “technical provision variation”.

The variation in the quarter is due to the increase in the production of: (i) the Health line R$194, in which premiums presented an increase due to the expansion of the corporate health and dental insurance portfolios, as well as the implementation of annual restatements (medical, hospital and dental costs variation) and technical balance of the policies; (ii) the Auto line R$28 (maintenance of the competitiveness policy and expansion of the active broker base); (iii) the Life line R$25; and (iv) Basic lines R$11.
N.B.: in order to comply with Susep Circular Letter 356, Individual Life redemption was reclassified to “technical provision variation”.

b) Private Pension Plans Contributions

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
4,670	5,377	15.1	2,645	2,732	3.3

The increase in the period is due to the higher commercialization of the following products: (i) “VGBL” R$684; and (ii) “PGBL/Traditional” R$23.
N.B.: in order to comply with Susep Circular Letter 356, VGBL redemption was reclassified to “technical provision variation”.

The variation in the quarter is due to: (i) the commercialization of the “VGBL” products R$285; offset: (ii) by the lower production of PGBL/Traditional products R$198.
N.B.: in order to comply with Susep Circular Letter 356, VGBL redemption was reclassified to “technical provision variation”.

c) Income on Certificated Savings Plans

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
745	780	4.7	372	408	9.7

The variation is due to: (i) the increase in the volume of new sales of Sole Payment plans; and (ii) the increase in Monthly Payment plans.			The variation is due to the large volume of new sales of Sole Payment plans.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(5,072)	(5,176)	2.1	(2,533)	(2,643)	4.3

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(586)	(152)	(74.1)	(55)	(97)	76.4

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The higher the sale of premiums, the higher the recording of technical provisions, considering an average period of 12 months. The higher constitutions of technical provisions in 1H08 were: (i)in the Life line R$134; (ii) Health line R$32; (iii) basic lines R$21; offset: (iv) by the reversal of provision in the Auto line R$36.
N.B.: in order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions to this item.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The higher the sale of premiums, the higher the recording of technical provisions, considering an average period of 12 months. The higher constitutions of technical provisions in 2Q08 were: (i) in the Life Line R$79; and (ii) Health line, R$16.
N.B.: In order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions to this item.

b) Variation in Technical Provisions for Private Pension Plans

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(4,508)	(5,025)	11.5	(2,480)	(2,545)	2.6

Variations in technical provisions are directly related to production. The variations in the period are due to: (i) the higher recording of provision for “VGBL” products R$537; mitigated: (ii) by the smaller number of provisions for “PGBL/Traditional” products R$20.
N.B.: In order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions.

Variations in technical provisions are directly related to production. The variations in the quarter are due to the higher recording of provision for “VGBL” products R$298; mitigated: by the smaller number of provisions for “PGBL/Traditional” products R$233.
N.B.: In order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions.

c) Variation in Technical Provisions for Certificated Savings Plans

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
22	1	(95.5)	2	(1)	–

The variation in the period is mainly due to the reversion of technical provision for contingency.			The variation in the quarter is mainly due to the reversion of technical provision for contingency in the 1Q08.

Retained Claims

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(2,931)	(3,422)	16.8	(1,640)	(1,782)	8.7

The increase of claims in the period is due to the increase in production and the resulting growth in the volume of reported claims: (i) in the Health line R$469, (ii) in Basic lines R$34; (iii) Life line R$13; (iv) other lines R$41; mitigated: by the decrease in reported claims: (v) in the Auto line R$66.
N.B.: claim ratios were recalculated due to new resolutions in Susep Circular Letter 356.

The increase of claims in the quarter is due to the increase in production and the resulting growth in the volume of reported claims: (i) in the Health line R$149; (ii) in the Auto line R$22: (iii) in Basic lines R$10; mitigated: by the decrease in reported claims: (iv) in the Life line R$35; and (v) other lines R$4.
N.B.: claim ratios were recalculated due to new resolutions in Susep Circular Letter 356.

Certificated Savings Plans Draws and Redemptions

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(654)	(673)	2.9	(318)	(355)	11.6

The redemptions are directly related to revenue. The variation in the period is due to the increase in revenues.			The redemptions are directly related to production. The variation in the quarter is due to lower revenues.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(522)	(598)	14.6	(279)	(319)	14.3

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(414)	(459)	10.9	(222)	(237)	6.8

The variation in the period is due to the increase of insurance production, mainly in the Health line R$24 and Life lines R$17.
N.B.: selling ratios were recalculated due to new resolutions in the Susep Circular Letter 356.			The increase in 2Q08 is mainly due to the Auto line R$7 and Life lines R$4. N.B.: selling ratios were recalculated due to new resolutions in the Susep Circular Letter 356.

b) Private Pension Plans Selling Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(100)	(115)	15.0	(56)	(59)	5.4

The variation in the period is basically a result of the increase in sales of private pension plan products and, consequently, in selling expenses.			The variation in the quarter is basically a result of the increase in production in 2Q08 and the consequent increase in selling expenses.

c) Certificated Savings Plans Selling Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(8)	(24)	200.0	(1)	(23)	2,200.0

The variation in the period is due to selling actions and the reclassification of expenses from campaigns from item “Administrative Expenses” to item “Selling Expenses”, as they refer to selling cost expenses, pursuant to Susep account plan.

The variation in the quarter is due to selling actions and the reclassification of expenses from campaigns from item “Administrative Expenses” to item “Selling Expenses”, as they refer to selling cost expenses, pursuant to Susep account plan.

Personnel Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(3,109)	(3,452)	11.0	(1,737)	(1,715)	1.3

The growth in the period is basically due to: (i) the expansion of the customer service network and the consequent hiring of employees, as well as the increase in salary levels resulting from the 2007 collective bargaining agreement (6.0%), benefits and others R$269; (ii) the higher expenses with provisions for labor proceedings R$53; and (iii) the higher expenses with management and employee profit sharing R$20.

Personnel Expenses, in 2Q08, have suffered a reduction of R$22, highlighting: (i) the lower expenses with provisions for labor proceedings R$40; (ii) the lower expenses with management and employee profit sharing R$25; offset by: (iii) the higher training expenses R$11; and (iv) the lower expenses in the amount of R$ 36, basically due to the number of employees in vacation in 1Q08.

Other Administrative Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(3,184)	(3,784)	18.8	(1,815)	(1,969)	8.5

The increase in the period is basically due to: (i) the organic growth; (ii) the increase in the volume of businesses; (iii) the contractual adjustments; and (iv) the investments in the improvement and optimization of the technological platform (IT Improvements Project).

The increase in the quarter is mainly due to: (i) the increase in advertising expenses R$38, related to products and services promotional selling campaigns; (ii) the higher expenses with depreciation and amortization R$36, basically due to the decrease in deferred charges from joint control companies; (iii) expenses with third-party services and data processing R$45, basically due to investments in the “IT Improvements” program, changes in the Fidellity Cards and higher increase in business volume; and (iv) new leasing agreements R$13, arising from equipment to the new Information Technology Center.

Tax Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(1,167)	(1,175)	0.7	(605)	(570)	(5.8)

The increase in the period mainly derives from: (i) the PIS/Cofins higher expenses in the amount of R$120 in view of the increase of taxable income; (ii) the ISS higher expenses R$7; mitigated: (iii) by the lower CPMF expenses R$121, in view of the extinguishment of this contribution in 2008.

The variation in the quarter is essentially due to: (i) the lower PIS/Cofins expenses, due to the decrease in calculation basis of taxable income in 2Q08 R$14; and (ii) the higher IPTU, Tax and Sundry Fees expenses in 1Q08, in the amount of R$ 19.

Equity in Earnings (Losses) of Unconsolidated Companies

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
16	66	312.5	32	34	6.3

The variation in the period is due to the higher results in affiliated companies in 1H08, basically through IRB-Brasil Resseguros.			The variation in the quarter mainly derives from higher results in affiliated companies in 2Q08, basically through IRB-Brasil Resseguros.

Other Operating Income

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
636	653	2.7	330	323	(2.1)

The increase in the period is mainly due to higher interest income R$19.
The variation in the quarter is mainly due to: (i) the lower income in the sale of goods R$10; (ii) the lower interest income R$7; mitigated: (iii) by the higher reversals of operating provisions R$16.

Other Operating Expenses

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(2,244)	(2,767)	23.3	(1,338)	(1,429)	6.8

The increase in the period is mostly due to: (i) the increase in provision for civil contingency expenses R$134; (ii) the higher expenses with loan placement R$105; (iii) the increase in expenses from the amortization of prepaid expenses arising from operational agreements R$85; (iv) the increase in sundry losses R$51; and (v) the increase in search and seizure expenses R$33.

The variation in the quarter basically derives from: (i) the increase in sundry losses R$58; (ii) the higher interest expenses R$40; (iii) the increase in expenses with search and seizure R$12; (iv) the increase in expenses from the amortization of prepaid expenses arising from operational agreements R$8; mitigated: (v) by the lower expenses with operating provisions R$22.

Operating Income

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
4,692	5,343	13.9	2,568	2,775	8.1

The increase in the period derives from: (i) the higher financial margin R$1,920; (ii) the increase in the income from insurance, private pension plans and certificated savings plans operations R$725; (iii) the higher fee and commission income R$410; and (iv) the increase in the equity in earnings (losses) of unconsolidated companies R$50; mitigated by: (v) the higher provision for loan losses R$997; (vi) the higher personnel and administrative expenses R$943; (vii) the higher operating expenses (net of income) R$506; and (viii) the higher tax expenses R$8.
N.B.: for a more detailed analysis of the variation of each item, we recommend the reading of each specific item mentioned hereof.

The variation in the quarter derives from: (i) the higher financial margin R$543; (ii) the increase in the income from insurance, private pension plans and certificated savings plans R$52; (iii) the lower tax expenses R$35; and (iv) the increase in the equity in earnings (losses) of unconsolidated companies R$2; mitigated by: (v) the increase in personnel and administrative expenses R$132; (vi) the higher expenses with provision for loan losses R$167; (vii) the higher operating expenses (net of income) R$98; and (viii) the lower fee and commission income R$28.
N.B.: for a more detailed analysis of the variation of each item, we recommend the reading of each specific item mentioned hereof.

Non-Operating Income

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
2	(5)	–	15	(20)	–

The variation in the period is basically due to: (i) the higher constitution of non-operating provisions, mitigated: (ii) by better results calculated in the sale of assets and investments.			The variation in the quarter is basically due to: (i) the lower results in sale of securities, assets and investments; and (ii) the higher constitution of non-operating provisions.

Income Tax and Social Contribution

1st Half/2007	1st Half/2008	Variation %	1st Qtr./2008	2nd Qtr./2008	Variation %
(1,183)	(1,422)	20.2	(672)	(750)	11.6

The variation in income tax and social contribution expenses in the period reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to Note 34.			The variation in income tax and social contribution expenses in the quarter reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to Note 34.

Comparative Balance Sheet

	R$ million

Assets	June		Variation %	2008		Variation %

	2007	2008		March	June

Current and Long-Term Assets	287,070	399,248	39.1	351,614	399,248	13.5
Funds Available	4,916	5,134	4.4	5,702	5,134	(10.0)
Interbank Investments	27,394	73,692	169.0	48,675	73,692	51.4
Securities and Derivative Financial
Instruments	103,577	118,956	14.8	105,167	118,956	13.1
Interbank and Interdepartmental
Accounts	20,257	26,163	29.2	24,615	26,163	6.3
Restricted Deposits:
Brazilian Central Bank	19,278	24,580	27.5	23,216	24,580	5.9
Others	979	1,583	61.7	1,399	1,583	13.2
Loan and Leasing Operations	94,671	131,791	39.2	123,108	131,791	7.1
Loan and Leasing Operations	101,617	140,324	38.1	131,106	140,324	7.0
Allowance for loan losses	(6,946)	(8,533)	22.8	(7,998)	(8,533)	6.7
Other Receivables and Assets	36,255	43,512	20.0	44,347	43,512	(1.9)
Foreign Exchange Portfolio	12,047	12,243	1.6	14,256	12,243	(14.1)
Other Receivables and Assets	24,295	31,388	29.2	30,197	31,388	3.9
Allowance for Other Loan Losses	(87)	(119)	36.8	(106)	(119)	12.3
Permanent Assets	3,498	4,023	15.0	3,903	4,023	3.1
Investments	585	784	34.0	743	784	5.5
Premises and Equipment and
Leased Assets	2,216	2,435	9.9	2,345	2,435	3.8
Deferred Charges	697	804	15.4	815	804	(1.3)
Total	290,568	403,271	38.8	355,517	403,271	13.4

Liabilities
Current and Long-Term Liabilities	262,817	369,190	40.5	322,260	369,190	14.6
Deposits	82,601	122,752	48.6	106,710	122,752	15.0
Demand Deposits	21,019	25,843	23.0	25,846	25,843	–
Savings Deposits	28,406	34,150	20.2	33,290	34,150	2.6
Interbank Deposits	231	485	110.0	310	485	56.5
Time Deposits	32,360	61,343	89.6	46,430	61,343	32.1
Other Deposits	585	931	59.1	834	931	11.6
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	53,756	98,278	82.8	69,540	98,278	41.3
Funds from Issuance of Securities	6,645	5,469	(17.7)	7,239	5,469	(24.5)
Securities Issued Abroad	3,162	2,931	(7.3)	3,600	2,931	(18.6)
Other Funds	3,483	2,538	(27.1)	3,639	2,538	(30.3)
Interbank and Interdepartmental
Accounts	1,926	2,458	27.6	2,160	2,458	13.8
Borrowings and Onlendings	19,165	24,736	29.1	24,013	24,736	3.0
Borrowings	6,540	8,275	26.5	7,962	8,275	3.9
Onlendings	12,625	16,461	30.4	16,051	16,461	2.6
Derivative Financial Instruments	2,124	1,598	(24.8)	1,624	1,598	(1.6)
Technical Provisions for Insurance,
Private Pension Plans and
Certificated Savings Plans	52,900	62,068	17.3	59,722	62,068	3.9
Other Liabilities	43,700	51,831	18.6	51,252	51,831	1.1
Foreign Exchange Portfolio	6,405	5,546	(13.4)	7,319	5,546	(24.2)
Taxes and Social Security Contributions,
Social and Statutory Payables	10,936	12,598	15.2	10,810	12,598	16.5
Subordinated Debt	13,203	16,709	26.6	16,567	16,709	0.9
Sundry	13,156	16,978	29.1	16,556	16,978	2.5
Deferred Income	173	208	20.2	190	208	9.5
Minority Interest in Subsidiaries	63	162	157.1	158	162	2.5
Shareholders’ Equity	27,515	33,711	22.5	32,909	33,711	2.4
Total	290,568	403,271	38.8	355,517	403,271	13.4

Equity Analysis – R$ million

Funds Available

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
4,916	5,134	4.4	5,702	5,134	(10.0)

The variation in the period is due to: (i) the higher volume in local currency R$279; offset by: (ii) the decrease in the volume of funds available in foreign currency R$61.			The variation in the quarter is due to: (i) the lower volume in local currency R$259; and (ii) the lower volume of funds available in foreign currency R$309.

Interbank Investments

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
27,394	73,692	169.0	48,675	73,692	51.4

The variation in the period derives from: (i) the increase in the financed position in the amount of R$31,062; (ii) the increase in own portfolio position R$10,435; (iii) the increase in the short position R$2,907; and (iv) the increase in interest-earning deposits in other banks R$1,894.

The variation in the quarter is due to: (i) the increase in the financed position in the amount of R$21,906; (ii) the increase in own portfolio position R$3,182; (iii) the increase in interest-earning deposits in other banks R$489; offset by: (iv) the decrease in short position R$560.

Securities (TVM) and Derivative Financial Instruments

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
103,577	118,956	14.8	105,167	118,956	13.1

The increase in the period is substantially due to: (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans; (ii) the variation in average interest rates, observing the 11.8% CDI variation in the twelve-month period between June/07 and June/08; partially mitigated by: (iii) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on the Management’s intent, is distributed as follows: “Trading Securities” 65.3%; “Available-for-Sale Securities” 12.4%; and “Held-to-Maturity Securities” 22.3%. In June/08, 53.6% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 19.1% by Corporate Securities and 27.3% by “ PGBL” and “ VGBL ” fund quotas.

The increase is mainly due to: (i) the additional funds arising from higher funding, especially technical provisions for insurance, private pension plans and certificated savings plans, as well as the funding of deposits; (ii) the variation in average interest rates, observing the 3.2% CDI variation in 2Q08; partially mitigated by: (iii) the redemption/ maturity of securities.

Interbank and Interdepartmental Accounts

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
20,257	26,163	29.2	24,615	26,163	6.3

The variation in the period is due to: (i) the increase in volume of compulsory demand deposits R$1,330, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$22,047 in June/07 to R$25,500 in June/08; (ii) the increase in the volume of compulsory of savings accounts deposits in the amount of R$1,155, due to the increase in the balance of the savings deposits by 20.2% in the period; (iii) the increase in the additional compulsory on deposits R$2,817; (iv) the increase in items “Check Payment Services, Correspondent Relations and Financial Housing System” in the amount of R$652; offset by: (v) the decrease in the volume of interdepartmental accounts, in the amount of R$48.

The variation in the quarter is due to: (i) the increase in additional compulsory deposits R$1,610 due to the average volume increase; (ii) the increase in items “Check Payment Services, Correspondent Relations and Financial Housing System” in the amount of R$240; (iii) the increase in the volume of compulsory of savings deposits R$171; offset by: (iv) the reduction in the volume of compulsory demand deposits R$418, due to the decrease in the calculation basis; and (v) the decrease in item “Interdepartmental Accounts” in the amount of R$55.

Loan and Leasing Operations

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
108,191	148,408	37.2	139,019	148,408	6.8

The increase in the period is due to the individual client portfolio, with a 34.2% growth, particularly in the products “Leasing”, up by 441.3%, “Vehicles”, up by 15.6%, “Personal Loan”, up by 21.2%, “Credit Card”, up by 68.4%, “Rural”, up by 72.2% and “Real Estate Financing” up by 64.2%. The 39.3% growth recorded in the corporate portfolio is the result of the 44.0% increase in micro, small and medium-sized companies portfolio, coupled with a 34.3% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out “Financing to Export” operations, up by 66.3%, “BNDES Onlendings” up by 20.2%, “Working Capital” with an increase of 100.5%, “Leasing”, up by 112.8% and “Real Estate Financing”, up by 44.6%. In June/08, the portfolio was distributed at 59.6% for corporate (24.2% of which was directed to industry, public and private sectors, 14.3% to commerce, 19.1% to services, 1.3% to agribusiness and 0.7% to financial intermediation)and 40.4% for individuals. In terms of concentration, the 100 largest borrowers accounted for 21.4% of the portfolio in June/07 and for 20.7% in June/08. The Performing Loan Portfolio reached the amount of R$137,154 in June/08. Out of this total, 28.8% is falling due within up to 90 days.
N.B.1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 80.

The variation in the quarter is due to the 7.8% growth recorded in the corporate portfolio resulting from the 7.8% increase in the portfolio of micro, small and medium-sized companies and also the growth of 7.8% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 18.9% in “Working Capital”, 13.3% in “Financing to Export” and 24.3% in “Leasing”. There was a 5.2% growth in individual portfolio, especially in the “Leasing” products, with a 45.5% increase, “Rural”, with a 10.3% increase, “Credit Card Financing”, up by 7.2% and “Real Estate Financing”, up by 11.1%. In terms of concentration, the 100 largest borrowers accounted for 20.5% of the portfolio in March/08 and 20.7% in June/08.
N.B.1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for loan losses, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 80.

Allowance for loan losses (PDD)

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
(7,033)	(8,652)	23.0	(8,104)	(8,652)	6.8

The variation in the PDD balance for the period was mostly due to a 37.2% increase in the volume of loan operations. PDD ratio in relation to the loan portfolio went from 6.5% in June/07 to 5.8% in June/08. Provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated between E and H, decreased from 148.4% in June/07 to 147.2% in June/08 and, between D and H, reduced from 125.6% in June/07 to 124.0% in June/08. The preventive maintenance of current provision levels made all performance indicators remain in high levels. In the period, PDD in the amount of R$6,495 was recorded, R$62 was incorporated arising from acquired institutions and R$4,938 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,110 in June/07 to R$1,183 in June/08.

The increase in the PDD balance in the quarter basically reflects a 6.8% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 5.2% growth. The PDD ratio in relation to the loan portfolio remained stable at 5.8% in March/08 and June/08. The provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated from E to H, went from 146.9% in March/08 to 147.2% in June/08, and those rated from D to H went from 122.1% in March/08 to 124.0% in June/08. The preventive maintenance of current provision levels made all performance indicators remain in high levels. In 2Q08, PDD in the amount of R$1,834 was recorded and R$1,286 was written off. The exceeding PDD volume in relation to the minimum required went from R$1,154 in March/08 to R$1,183 in June/08.

Other Receivables and Assets

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
35,895	43,122	20.1	43,894	43,122	(1.8)

The variation in the period is mainly due to: (i) the increase in tax credit balances R$2,023, basically as a result of temporary provisions; (ii) the increase in the balance of debtors by guarantee deposits R$1,606; (iii) the increase in prepaid expenses R$1,268 (of which basically R$402 were related to commission in the placement of financing and R$881 were related to the agreement in the provision of banking services); (iv) the increase in the balance of securities trading of R$882; and (v) the increase of foreign exchange operations R$196.
N.B.: balances are deducted (net of corresponding PDD) of R$360 in June/07 and of R$390 in June/08, allocated to the “Loan and Leasing Operations” and “Allowance for loan losses” items.

The variation in the quarter is mainly due to: (i) the decrease of exchange operations R$2,013; mitigated by: (ii) the higher tax credit balances R$615, basically due to temporary provisions; and (iii) the increase in the balance of securities trading R$515.
N.B.: balances are deducted (net of corresponding PDD) of R$453 in March/08 and R$390 in June/08, allocated to the “Loan and Leasing Operations” and “Allowance for loan losses” items.

Permanent Assets

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
3,498	4,023	15.0	3,903	4,023	3.1

The variation in the period is due to: (i) the increase in investments in affiliated companies R$132, basically resulting from the equity in the earnings of unconsolidated companies; and (ii) the increase in premises and equipment and leased assets and deferred charges R$325.

The variation in the quarter is due to: (i) the increase in investments in affiliated companies R$34, basically resulting from the equity in the earnings of unconsolidated companies; and (ii) the increase in premises and equipment and leased assets R$78.

Deposits

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
82,601	122,752	48.6	106,710	122,752	15.0

The increase in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
21,019	25,843	23.0	25,846	25,843	–

The evolution of R$4,824 in the period is composed of the increase in funds from individuals R$2,869 and from corporate clients R$1,955.			The R$3 variation in the quarter is due to: (i) the decrease in funds resulting from corporate clients R$553; offset: (ii) by the increase in funds resulting from individuals R$550.

b) Savings Deposits

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
28,406	34,150	20.2	33,290	34,150	2.6

The increase is mainly due to: (i) the deposits made in the period; and (ii) the deposit remuneration (TR + 0.5% p.m.), which reached 7.3% in the twelve-month period between June/07 and June/08.			The variation is mainly due to: (i) the deposit remuneration (TR + 0.5% p.m.), which reached 1.8% in 2Q08; and (ii) the deposits occurred in the quarter.

c) Time Deposits

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
32,360	61,343	89.6	46,430	61,343	32.1

The increase in the period is mostly due to: (i) the remuneration of deposits; and: (ii) the increase in the volume raised in the period, resulting from institutional investors.			The increase in the quarter is mainly due to: (i) the income appropriated; and (ii) the increase in the volume raised in the quarter, resulting from institutional investors.

d) Interbank Deposits and Other Deposits

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
816	1,416	73.5	1,144	1,416	23.8

The variation in the period results from: (i) the increase in Other Deposits – Investment Account in the amount of R$346; and (ii) from the increase in the volume of Interbank Deposits in the amount of R$254.
			The variation in the quarter is due to: (i) the increase in Other Deposits – Investment Account in the amount of R$97; and (ii) the increase in the volume of Interbank Deposits in the amount of R$175.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
53,756	98,278	82.8	69,540	98,278	41.3

The variation in the period derives from: (i) the increase in funding volume, using as base government and private securities of its own portfolio in R$9,926; (ii) the increase of third-party portfolio R$33,414; and (iii) the increase of the free movement portfolio R$1,182.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$11,577 in June/07 and R$13,922 in June/08.

The variation in the quarter derives from: (i) the increase in the third-party portfolio R$22,206; (ii) the increase in funding volume, using as base its own portfolio R$6,813; offset: (iii) by the decrease in the free movement portfolio R$281.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$10,995 in March/08 and R$13,922 in June/08.

Funds from Issuance of Securities

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
6,645	5,469	(17.7)	7,239	5,469	(24.5)

The variation in the period basically derives from: (i) the decrease in the balance of debentures R$1,119 repurchased from clients and redirected to purchase and sale commitments; (ii) the exchange loss variation of 17.4% in the twelve-month period between June/07 and June/08 and offset: (iii) by the increase in the volume of funding of securitization securities of the future flow MTN100.

The decrease in the quarter mainly derives from: (i) debentures repurchased from clients and redirected to purchase and sale commitments R$1,182; and (ii) the 9.0% exchange loss variation in the quarter.

Interbank and Interdepartmental Accounts

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
1,926	2,458	27.6	2,160	2,458	13.8

The variation in the period is mostly due to the higher volume of collection of third parties in transit.			The variation in the quarter is mainly due to the higher volume of collection of third parties in transit.

Borrowings and Onlendings

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
19,165	24,736	29.1	24,013	24,736	3.0

The variation in the period is basically due to the increase in the volume of funds from foreign and local borrowings and onlendings at the amount of R$2,919 and R$2,652, respectively (mainly by means of Finame operations), influenced by exchange loss variation of 17.4% in the twelve-month period between June/07 and June/08, which affected the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$6,917 in June/07 and R$9,705 in June/08.

The variation in the quarter mainly results from the increase in the volume of funds from foreign and local borrowings and onlendings at the amount of R$109 and R$614 respectively (mainly by means of Finame operations), influenced by the exchange loss variation of 9.0% in 2Q08, which affected the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$9,650 in March/08 and R$9,705 in June/08.

Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
52,900	62,068	17.3	59,722	62,068	3.9

The increase in the period is basically due to: (i) the increase in sales of supplementary pension plans and insurance policies; and (ii) the price-level restatement and interest of technical provisions. The main variations occurred: (a) in the private pension plan segment, in the “VGBL” R$5,464 and “PGBL/Traditional” R$2,647 plans; and (b) in the insurance segments, in the Health line R$588, and in the Life line R$311.

The increase in the quarter is basically due to: (i) the price-level restatement and interest of technical provisions; and (ii) the increase in sales of supplementary pension plans and insurance policies. The main variations occurred: (a) in the private pension plan segment, in the “VGBL” R$1,362 and “PGBL/Traditional” R$840 plans; and (b) in the insurance segment, in the Life line R$58.

Other Liabilities, Derivative Financial Instruments and Deferred Income

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
52,125	61,212	17.4	60,420	61,212	1.3

The variation in the period mostly derives from: (i) the issuance of Subordinated Debt R$2,585; (ii) the increase in the balance of items “Tax and Social Security” R$1,586; (iii) the increase in Credit Cards operations R$243; (iv) the increase in the “Exchange Portfolio” R$587; (v) the increase in Collection of Taxes and Other Contributions R$722; (vi) the increase in the Provision for Contingent Liabilities R$951; and (vii) the increase in Provision for unsettled payments R$525.
N.B.: excludes advances on foreign exchange contracts of R$6,128 and R$7,575, allocated to the specific item in loan operations in June/07 and June/08, respectively.

The variation in the quarter is mainly due to the increase in the items: (i) “Tax and Social Security” R$1,194; (ii) “Social and Statutory” R$595; (iii) “Provision for unsettled payments” R$528; mitigated: (iv) by the decrease in the “Exchange Portfolio” R$1,551.
N.B.: excludes advances on foreign exchange contracts of R$7,354 in March/08 and R$7,575 in June/08, allocated to the specific item in loan operations.

Minority Interest in Subsidiaries

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
63	162	157.1	158	162	2.5

The variation in the period is mainly due to: (i) the minority shareholders of Andorra Holdings S.A. R$151; offset: (ii) by the sale of Indiana Seguros S.A. in December/07 R$52.			Item “Minority Interest in Subsidiaries” remained almost stable in the quarter.

Shareholders’ Equity

June/2007	June/2008	Variation %	March/2008	June/2008	Variation %
27,515	33,711	22.5	32,909	33,711	2.4

The variation in the period is due to: (i) the appropriation of reported net income in the amount of R$8,108; (ii) the increase in capital in the amount of R$1,990; (iii) the goodwill calculated in the sale of the remaining shares from the subscription in the amount of R$7; (iv) the share fraction reserve 1; which was offset by: (v) the reduction of the market value adjustment reserve of TVM and Derivatives R$966, mainly due to the reclassification of TVM from “Available-for-Sale” category to “Held-to-Maturity” category; (vi) the interest on shareholders’ capital/dividends paid and provisioned R$2,885; and (vii) the acquisition of own shares for treasury R$59.

The variation in the quarter is due to: (i) the appropriation of reported net income in the amount of R$2,002; (ii) the share fraction reserve 1; which was offset by: (iii) the increase in the market value adjustment reserve of TVM and Derivatives R$480, mainly due to the reclassification of TVM from “Available-for-Sale” category to “Held-to-Maturity” category; (iv) the interest on shareholders’ capital/dividends paid and provisioned R$718; and (v) the acquisition of own treasury shares R$3.

2-Main Statement of Income Information

Consolidated Statement of Adjusted Income – R$ thousand

	2008		2007				2006

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Revenues from Financial Intermediation	12,768,540	11,693,673	11,162,847	10,612,598	10,248,772	9,568,771	9,671,491	9,582,502
Loan Operations	6,422,633	6,571,120	6,073,076	5,650,541	5,416,011	5,232,598	5,197,274	5,231,678
Leasing Operations	517,740	372,536	283,874	248,354	192,700	191,817	192,898	174,990
Operations with Securities	2,239,185	1,820,337	1,807,151	2,026,424	2,018,989	1,795,217	1,835,694	1,753,091
Interest Income from Insurance, Private Pension
Plans and Certificated Savings Plans	2,467,555	1,676,345	2,068,229	1,889,168	1,859,454	1,685,144	1,840,259	1,591,834
Derivative Financial Instruments	761,901	528,615	390,459	371,879	303,746	198,570	192,399	328,799
Foreign Exchange Transactions	(14,203)	395,881	231,895	121,888	143,305	149,264	98,051	167,557
Compulsory Deposits	373,729	328,839	308,163	304,344	314,567	316,161	314,916	334,553
Expenses from Financial Intermediation
(Excluding PDD)	6,175,442	5,643,869	5,165,547	5,033,028	4,545,323	4,549,686	4,625,777	4,715,231
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	4,717,570	3,818,055	3,523,771	3,536,178	3,370,988	3,295,194	3,143,366	3,386,251
Price-level Restatement and Interest on Technical
Provisions from Insurance, Private Pension Plans
and Certificated Savings Plans	1,711,644	1,024,234	1,287,681	1,188,122	1,096,964	1,043,589	1,138,529	907,865
Borrowings and Onlendings	(254,877)	800,385	352,835	306,355	74,374	209,212	341,753	418,939
Leasing Operations	1,105	1,195	1,260	2,373	2,997	1,691	2,129	2,176
Financial Margin	6,593,098	6,049,804	5,997,300	5,579,570	5,703,449	5,019,085	5,045,714	4,867,271
Allowance for Loan Losses Expenses	1,834,342	1,666,837	1,555,779	1,438,305	1,343,964	1,159,661	1,189,941	1,168,044
Gross Income from Financial Intermediation	4,758,756	4,382,967	4,441,521	4,141,265	4,359,485	3,859,424	3,855,773	3,699,227
Other Operating Income/Expenses	(1,981,631)	(1,815,336)	(1,960,671)	(1,683,978)	(1,949,496)	(1,577,991)	(1,675,438)	(1,542,072)
Fee and Commission Income	2,774,673	2,803,529	2,895,760	2,742,006	2,608,536	2,559,188	2,423,752	2,342,847
Operating Income from Insurance,
Private Pension Plans and
Certificated Savings Plans	568,164	514,757	146,407	208,341	115,334	241,430	345,135	325,144
Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	5,666,383	5,285,116	6,052,442	5,268,063	4,892,880	4,643,550	5,486,088	4,344,061
– Net Premiums Written	5,756,330	5,366,960	6,174,894	5,448,219	5,054,748	4,801,108	5,662,096	4,714,041
– Reinsurance Premiums	(89,947)	(81,844)	(122,452)	(180,156)	(161,868)	(157,558)	(176,008)	(369,980)
Variation in Technical Provisions from Insurance,
Private Pension Plans and Certificated Savings Plans	(2,642,347)	(2,533,242)	(3,643,969)	(2,952,534)	(2,659,549)	(2,413,358)	(2,902,447)	(1,993,374)
Retained Claims	(1,782,118)	(1,639,572)	(1,594,955)	(1,488,084)	(1,503,530)	(1,427,886)	(1,626,391)	(1,460,137)
Certificated Savings Plans Draws and Redemptions	(354,756)	(318,260)	(378,480)	(345,729)	(352,506)	(301,043)	(343,384)	(305,545)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(318,998)	(279,285)	(288,631)	(273,375)	(261,961)	(259,833)	(268,731)	(259,861)
Personnel Expenses	(1,715,129)	(1,736,553)	(1,820,181)	(1,640,132)	(1,649,408)	(1,459,826)	(1,460,199)	(1,584,533)
Other Administrative Expenses	(1,968,592)	(1,814,994)	(1,972,778)	(1,755,090)	(1,644,146)	(1,539,500)	(1,671,274)	(1,506,957)
Tax Expenses	(569,391)	(605,595)	(622,899)	(599,256)	(581,290)	(585,370)	(577,132)	(532,175)
Equity in Earnings (Losses) of Unconsolidated
Companies	33,656	32,169	9,771	16,403	4,505	11,589	30,257	7,587
Other Operating Income	323,851	329,782	424,016	374,964	298,938	337,274	430,410	418,941
Other Operating Expenses	(1,428,863)	(1,338,431)	(1,020,767)	(1,031,214)	(1,101,965)	(1,142,776)	(1,196,387)	(1,012,926)
Operating Income	2,777,125	2,567,631	2,480,850	2,457,287	2,409,989	2,281,433	2,180,335	2,157,155
Non-Operating Income	(20,604)	14,831	21,425	1,710	4,129	(2,714)	(29,038)	40,570
Income before Tax on Income and
Profit Sharing	2,756,521	2,582,462	2,502,275	2,458,997	2,414,118	2,278,719	2,151,297	2,197,725
Income Tax and Social Contribution	(750,375)	(672,009)	(644,495)	(605,489)	(612,311)	(570,335)	(530,168)	(584,759)
Minority Interest in Subsidiaries	(3,715)	(3,591)	(3,678)	(3,018)	(1,450)	(3,067)	(1,580)	(2,393)
Net Income	2,002,431	1,906,862	1,854,102	1,850,490	1,800,357	1,705,317	1,619,549	1,610,573

Return on (average) Shareholders’ Equity
without market value adjustment
reserve – TVM and Derivatives	27.6%	28.7%	29.4%	31.4%	32.9%	32.5%	34.3%	32.5%
Financial Margin – Interest (*)	8.1%	8.4%	8.5%	8.6%	8.7%	8.6%	8.9%	9.4%

(*) (Financial Margin - Interest)/(Total Assets - Permanent Assets - Purchase and Sale Commitments).

	2008	Years

	1st Half	2007	2006	2005	2004	2003

Revenues from Financial Intermediation	24,462,213	41,592,988	38,375,859	34,268,623	27,210,965	28,573,144
Loan Operations	12,993,753	22,372,226	20,408,469	17,158,864	13,000,941	12,691,851
Leasing Operations	890,276	916,745	653,260	444,389	300,850	307,775
Operations with Securities	4,059,522	7,647,781	7,025,986	7,073,266	5,975,474	8,443,246
Interest Income on Insurance, Private Pension Plans and
Certificated Savings Plans	4,143,900	7,501,995	6,887,472	6,171,213	5,142,434	5,359,939
Derivative Financial Instruments	1,290,516	1,264,654	1,344,438	1,307,818	922,827	(413,134)
Foreign Exchange Transactions	381,678	646,352	729,647	617,678	691,302	797,702
Compulsory Deposits	702,568	1,243,235	1,326,587	1,495,395	1,177,137	1,385,765
Expenses from Financial Intermediation (Excluding PDD)	11,819,311	19,293,584	18,536,698	17,719,666	13,980,085	15,291,477
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	8,535,625	13,726,131	12,666,708	12,421,171	9,341,527	11,039,960
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	2,735,878	4,616,356	4,004,823	3,764,530	3,215,677	3,120,342
Borrowings and Onlendings	545,508	942,776	1,857,009	1,525,270	1,405,389	1,118,194
Leasing Operations	2,300	8,321	8,158	8,695	17,492	12,981
Financial Margin	12,642,902	22,299,404	19,839,161	16,548,957	13,230,880	13,281,667
Allowance for Loan Losses Expenses	3,501,179	5,497,709	4,412,413	2,507,206	2,041,649	2,449,689
Gross Income from Financial Intermediation	9,141,723	16,801,695	15,426,748	14,041,751	11,189,231	10,831,978
Other Operating Income (Expenses)	(3,796,967)	(7,172,136)	(6,759,505)	(6,543,186)	(7,071,120)	(7,278,870)
Fee and Commission Income	5,578,202	10,805,490	8,897,882	7,348,879	5,824,368	4,556,861
Operating Income on Insurance, Private Pension Plans and
Certificated Savings Plans	1,082,921	711,512	1,025,221	620,991	(60,645)	(148,829)
Insurance, Private Pension Plans and Certificated Savings Plans
Retained Premiums	10,951,499	20,856,935	18,008,226	13,647,089	13,283,677	11,726,088
– Net Premiums Written	11,123,290	21,478,969	19,021,852	16,824,862	15,389,170	12,817,805
– Reinsurance Premiums and Redeemed Premiums	(171,791)	(622,034)	(1,013,626)	(3,177,773)	(2,105,493)	(1,091,717)
Variation of Technical Provisions from Insurance, Private Pension Plans and
Certificated Savings Plans	(5,175,589)	(11,669,410)	(8,711,991)	(5,010,940)	(6,094,753)	(6,032,934)
Retained Claims	(3,421,690)	(6,014,455)	(6,026,651)	(5,825,292)	(5,159,188)	(3,980,419)
Certificated Savings Plans Draws and Redemptions	(673,016)	(1,377,758)	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)
Insurance, Private Pension Plans and Certificated Savings Plans
Selling Expenses	(598,283)	(1,083,800)	(1,022,737)	(961,017)	(867,094)	(762,010)
Personnel Expenses	(3,451,682)	(6,569,547)	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)
Other Administrative Expenses	(3,783,586)	(6,911,514)	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)
Tax Expenses	(1,174,986)	(2,388,815)	(2,149,905)	(1,827,337)	(1,464,446)	(1,054,397)
Equity in Earnings (Losses) of Unconsolidated Companies	65,825	42,268	72,324	76,150	163,357	5,227
Other Operating Income	653,633	1,435,192	1,420,217	1,096,968	1,198,532	1,697,242
Other Operating Expenses	(2,767,294)	(4,296,722)	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)
Operating Income	5,344,756	9,629,559	8,667,243	7,498,565	4,118,111	3,553,108
Non-Operating Income	(5,773)	24,550	(8,964)	(106,144)	(491,146)	(841,076)
Income before Tax on Income and Profit Sharing	5,338,983	9,654,109	8,658,279	7,392,421	3,626,965	2,712,032
Income Tax and Social Contribution	(1,422,384)	(2,432,630)	(2,286,765)	(1,869,516)	(554,345)	(396,648)
Minority Interest in Subsidiaries	(7,306)	(11,213)	(9,007)	(8,831)	(12,469)	(9,045)
Net Income	3,909,293	7,210,266	6,362,507	5,514,074	3,060,151	2,306,339

Return on (average) Shareholders’ Equity without market value
adjustment reserve – TVM and Derivatives	27.2%	28.3%	31.1%	32.7%	22.5%	19.2%
Financial Margin – Interest (*)	8.1%	8.3%	9.0%	9.0%	8.2%	9.0%

(*) (Financial Margin – Interest)/(Total Assets – Permanent Assets – Purchase and Sale Commitments).

Profitability

Bradesco’s Adjusted Net Income reached R$3,909 million in 1H08, against R$3,506 million recorded in the same period of 2007, an 11.5% increase. Shareholders’ Equity amounted to R$33,711 million on June 30, 2008, with a growth of 22.5% compared to the balance as of June 30, 2007. Accordingly, the return on Average Shareholders’ Equity (ROAE) reached 27.2% (*). Closing 1H08, Total Assets added up to R$403,271 million, growing 38.8% when compared to the balance of June 30, 2007. The annualized Return on Total Average Assets (ROAA) in 1H08 was 2.1% . Earnings per share reached R$1.27.

In 2Q08, the result was R$2,002 million, representing an increase of R$95 million or 5.0% compared to the Adjusted Net Income of 1Q08. Still in this semester, the Return on Average Shareholders’ Equity (ROAE) reached 27.6% (*) and the annualized Return on Average Total Assets (ROAA), in 2Q08, was 2.1% . The earnings per share reached R$0.65.

Also in 2Q08, there was an increase in the income composing the Financial Margin, in the amount of R$543 million, mainly composed of higher “non interest” results, which reached R$870 million, a R$364 million increase compared to the 1st quarter of 2008, mainly coming from higher gains of operations of treasury, TVM and Credit Recoveries. Interest result reached R$5,723 million, with a growth of R$179 million (with R$232 million related to business volume increase and R$53 million related to spread reduction).

The Operating Result from Insurance, Private Pension Plans and Certificated Savings Plans had, in the 2nd quarter of 2008, an increase of R$52 million, motivated, basically, by higher revenues with premiums (11.4%) combined with a lower claim ratio (73.1% against 73.4% in the previous quarter).

In 2Q08, the provision for loan losses expenses was R$1,834 million, an increase of R$167 million when compared to the previous quarter. This variation is due to the growth of our loan portfolio and mainly to the growth in the operations with individual clients, which requires a higher provision volume due to its characteristic.

The Efficiency Ratio of the 12-month period ended on June 30, 2008 was 41.3%, with an improvement of 0.4 percentage point when compared to the ratio of the 12-month period ended on March 31, 2008, which was 41.7% and 0.7 percentage point when compared to the 12-month period ended on June 30, 2007, mainly justified by the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio accumulated in the last 12 months (fee and commission income)/ (personnel expenses + administrative expenses) decreased 0.9 percentage point (from 78.7% to 77.8%) compared to March 2008 and 1.6 percentage point when compared to the ratio of 79.4% ascertained in the 12-month period ended in June 2007, mainly influenced by investments in our technological platform and in the expansion of our service network and by the effect of the fee adjustment charged from individuals as from 2008.

(*) not considering the mark-to-market effects of Available-for-Sale Securities in the Shareholders’ Equity.

Income by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

1st Half of 2008 compared to 1st Half of 2007 – R$ million

(1) Composition: Premiums and Contributions net of variations in Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Draws, Redemptions and Commissions, not including Financial Income from Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2) Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in the Main Statement of Income Items

2nd Quarter of 2008 compared to the 1st Quarter of 2008 – R$ million

(1) Composition: Premiums and Net Contributions of variations in Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Draws, Redemptions and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2) Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Financial Margin

1st Half of 2008 compared to 1st Half of 2007 – R$ million

N.B.: It is considered the revenue generated by each product comprising the financial margin, except the opportunity cost which, most of the time, is represented by the CDI variation.

Variation in Items Composing the Financial Margin

2nd Quarter of 2008 compared to the 1st Quarter of 2008 – R$ million

N.B.: It is considered the revenue generated by each product comprising the financial margin, except the opportunity cost which, most of the time, is represented by the CDI variation.

Analysis of the Adjusted Financial Margin and Average Rates

Income x Loan Operations

R$ million	1st Half		2008

	2007	2008	1st Quarter	2nd Quarter

Loan Operations	91,289	120,348	117,858	122,640
Leasing Operations	4,291	11,453	9,682	13,075
Advances on Exchange	5,894	7,237	7,068	7,465
Other Receivables	487	540	555	534
1 – Total – (Quarterly Average Balance)	101,961	139,578	135,163	143,714
2 – Income (Loan, Leasing and Exchange Operations) (*)	11,158	14,063	6,981	7,082
3 – Exponentially Annualized Average Rate (2/1)	23.1%	21.2%	22.3%	21.2%

(*) Includes Income from Loan Operations, Net Results from Leasing Operations and Results of the adjusted Exchange (Note 11a).

Income on TVM x Securities (TVM)

R$ million	1st Half		2008

	2007	2008	1st Quarter	2nd Quarter

Securities	99,454	112,858	109,809	112,061
Interbank Investments	28,328	53,330	43,149	61,184
Purchase and Sale Commitments	(50,778)	(80,484)	(71,587)	(83,909)
Derivative Financial Instruments	(1,166)	(1,391)	(1,288)	(1,611)
4 – Total – (Quarterly Average Balance)	75,838	84,313	80,083	87,725
5 – Income on Securities (Net of Purchase and
Sale Commitments Expenses) (*)	5,053	5,488	2,193	3,295
6 – Exponentially Annualized Average Rate (5/4)	13.8%	13.4%	11.4%	15.9%

(*) Includes Interest Income from Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange Adjustment (Note 11a).

Income from Financial Intermediation x Total Assets

R$ million	1st Half		2008

	2007	2008	1st Quarter	2nd Quarter

7 – Total Assets – Permanent Assets – Purchase and Sale Commitments –
(Quarterly Average Balance)	225,060	282,309	272,978	291,523
8 – Income from Financial Intermediation	19,818	24,462	11,694	12,769
9 – Exponentially Annualized Average Rate (8/7)	18.4%	18.1%	18.3%	18.7%

Expenses x Funding

R$ million	1st Half		2008

	2007	2008	1st Quarter	2nd Quarter

Deposits	83,556	109,262	102,517	114,732
Funds from Acceptance and Issuance of Securities	6,053	6,401	6,868	6,354
Interbank and Interdepartmental Accounts	2,036	2,385	2,349	2,309
Subordinated Debt	12,433	16,375	16,209	16,638
10 – Total Funding – (Quarterly Average Balance)	104,078	134,423	127,943	140,033
11 – Expenses (*)	3,231	3,833	1,681	2,152
12 – Exponentially Annualized Average Rate (11/10)	6.3%	5.8%	5.4%	6.3%

(*) Funding Expenses except Purchase and Sale Commitment expenses, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Expenses x Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans

R$ million	1st Half		2008

	2007	2008	1st Quarter	2nd Quarter

13 – Technical Provisions from Insurance, Private Pension Plans and
Certificated Savings Plans – (Quarterly Average Balance)	50,894	60,105	59,124	60,895
14 – Expenses (*)	2,141	2,735	1,024	1,712
15 – Exponentially Annualized Average Rate (14/13)	8.6%	9.3%	7.1%	11.7%

(*) Price-Level Restatement and Interest on Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans.

Expenses x Borrowings and Onlendings (Local and Foreign)

R$ million	1st Half		2008

	2007	2008	1st Quarter	2nd Quarter

Borrowings	6,425	8,101	8,014	8,118
Onlendings	11,981	15,952	15,697	16,256
16 – Total Borrowings and Onlendings – (Quarterly Average Balance)	18,406	24,053	23,711	24,374
17 – Expenses from Borrowings and Onlendings (*)	117	339	419	(80)
18 – Exponentially Annualized Average Rate (17/16)	1.3%	2.8%	7.3%	(1.3%)

(*) Includes Foreign Exchange Adjustment (Note 11a).

Financial Margin x Total Assets

R$ million	1st Half		2008

	2007	2008	1st Quarter	2nd Quarter

19 – Total Assets – Permanent Assets – Purchase and Sale Commitments
(Quarterly Average Balance)	225,060	282,309	272,978	291,523
20 – Financial Margin (*)	10,723	12,643	6,050	6,593
21 – Exponentially Annualized Average Rate (20/19)	9.8%	9.2%	9.2%	9.4%

(*) Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of the Financial Margin

a) Financial Margin Adjustment

We separately show the hedge fiscal effect referring to investments abroad in the compared periods which, in terms of Net Income, simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused by the fact that the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives income is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge income is reflected in the Financial Margin, in the “Results from Derivative Financial Instruments” item and its respective taxes are included in the “Tax Expenses” and “Income Tax and Social Contribution” items, as shown below:

Hedge Fiscal Effect of Investments Abroad – R$ million

Effect in the Items	Effect in the 1st Half of 2007				Effect in the 1st Half of 2008

	Financial	Tax	IR/CS	Net	Financial	Tax	IR/CS	Net
	Margin	Expenses		Income	Margin	Expenses		Income

Partial Result of the Hedge of
Investments Abroad	1,382	(64)	(448)	870	1,315	(61)	(426)	828
Foreign Exchange Variation of
Investments Abroad	(870)	–	–	(870)	(828)	–	–	(828)
Total	512	(64)	(448)	–	487	(61)	(426)	–

	Effect in the 1st Quarter of 2008				Effect in the 2nd Quarter of 2008

Effect in the Items	Financial	Tax	IR/CS	Net	Financial	Tax	IR/CS	Net
	Margin	Expenses		Income	Margin	Expenses		Income

Partial Result of the Hedge of
Investments Abroad	124	(6)	(40)	78	1,191	(55)	(386)	750
Foreign Exchange Variation of
Investments Abroad	(78)	–	–	(78)	(750)	–	–	(750)
Total	46	(6)	(40)	–	441	(55)	(386)	–

For a better understanding of the Financial Margin in the periods, the effects of the referred hedge and the foreign exchange variation of investments abroad in the financial margin and sales results were excluded, as follows:

Adjusted Financial Margin

	R$ million

	1st Half		Variation	2008		Variation

	2007	2008		1st Quarter	2nd Quarter

Reported Financial Margin	11,589	13,130	1,541	6,096	7,034	938
(-) Sale of Arcelor	(354)	–	354	–	–	–
(-) Hedge/Foreign Exchange Variation	(512)	(487)	25	(46)	(441)	(395)
Adjusted Financial Margin	10,723	12,643	1,920	6,050	6,593	543
Average Adjusted Financial Margin Rate (*)	9.8%	9.2%	–	9.2%	9.4%	–

(*) (Adjusted Financial Margin)/(Total Average Assets - Permanent Assets - Purchase and Sale Commitments).

b) Adjusted Financial Margin Variation

In 1H08, the financial margin reached R$12,643 million, representing a 17.9% increase when compared to the R$10,723 million recorded in 1H07. When comparing 2Q08 with 1Q08, there was a 9.0% increase in the financial margin. The analytical opening of the financial margin result between “interest” and “non-interest” results is shown below:

Adjusted Financial Margin Breakdown

	R$ million

	1st Half		Variation	2008		Variation

	2007	2008		1st Quarter	2nd Quarter

Interest due to volume			2,820			232
Interest due to spreads			(993)			(53)
(=) Financial Margin – Interest	9,440	11,267	1,827	5,544	5,723	179
(+) Financial Margin – Non-Interest	1,283	1,376	93	506	870	364
(=) Adjusted Financial Margin	10,723	12,643	1,920	6,050	6,593	543

In 1H08, the “interest” financial margin amounted to R$11,267 million versus R$9,440 million recorded in 1H07, accounting for an increase of 19.4% or R$1,827 million. This variation had an impact due to the increase in the balance of operations, which positively contributed to the financial margin in R$2,820 million. This result offset the effect in the margin due to the decrease of spreads in the amount of R$993 million.

Comparing 2Q08 with 1Q08, there was a R$179 million increase in the “interest” financial margin. This variation was positively impacted in R$232 million due to the increase in investments, while the decrease in spreads had a negative effect of R$53 million.

Below, we show the “interest” financial margin entry among the main business lines of Bradesco:

	R$ million

	1st Half		Variation	2008		Variation

	2007	2008		1st Quarter	2nd Quarter

Loan	6,208	7,799	1,591	3,830	3,969	139
Funding	1,104	1,185	81	572	613	41
Insurance	1,164	1,103	(61)	557	546	(11)
TVM, Treasury and Others	964	1,180	216	585	595	10
(=) Financial Margin – Interest	9,440	11,267	1,827	5,544	5,723	179

Among the main business lines, we can observe a strong increase distributed among all segments, resulting from the excellent strategic positioning of Banco Bradesco. Comparing 2Q08 with 1Q08, we can observe that the highest result of the financial margin – interest is concentrated on loan operations, reaching an evolution of R$139 million. Comparing 1H08 with the same period of 2007, the evolution was of R$1,591 million.

The loan products had a special highlight in the financing to companies, mainly those destined to support the increase of production and commercialization financing operations, with greater relevance for the working capital modality.

Individual consumer financing continued to grow by means of the use of Private Label cards and leasing operations.

The significant growth of the international trade provided an increase of R$1.6 billion in financing to Brazilian exports and imports.

Continuing with the increase policy to real estate financing, the evolution of loans granted in the period is associated to the production contracted in previous periods. It is important to point out that the contracted operations of rural loan had a considerable growth in volume of R$1.1 billion compared to the previous quarter.

Comparing 1H08 with the same period of 2007, funding had a variation of R$81 million or a 7.3% growth, while the balance of funding increased R$30 billion or 29.12% . In the 2nd quarter compared to the previous one, there was a variation of R$41 million or a 7.2% growth, while the balance had an increase of R$12 million growth or 9.4% .

Below, the increase in the “interest” financial margin compared to the quarterly history since 2005 can be observed:

Adjusted Interest Financial Margin

(*) (Financial Margin - Interest)/(Total Assets - Permanent Assets - Purchase and Sale Commitments)

According to the previous graph, we can observe that the annualized rate of the financial margin of “interest” results reached 8.1% in 2Q08, a decrease when compared to the previous quarter. The business increase (loan and funding) was essential to the margin growth by R$179 million, even with the spread drop.

The adjusted financial margin coming from “non-interest” results reached R$870 million in 2Q08, against R$506 million in the 1st quarter of 2008. The result increase comes from the higher credit recovery and growing gains in the position of securities and treasury. Comparing 1H08 with 1H07, a growth of R$93 million is observed, coming from the higher credit recovery.

Allowance for Loan Losses (PDD)

PDD Growth

	R$ million

	2007			2008

	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter	1st Half

Opening Balance	6,646	6,775	6,646	7,826	8,104	7,826
Amount Recorded	1,160	1,344	2,504	1,667	1,834	3,501
Amount Written-off	(1,031)	(1,095)	(2,126)	(1,389)	(1,286)	(2,675)
Balance from Acquired Institutions	–	9	9	–	–	–
Closing Balance	6,775	7,033	7,033	8,104	8,652	8,652
Specific Allowance	3,772	3,856	3,856	4,598	4,807	4,807
Generic Allowance	1,900	2,067	2,067	2,352	2,662	2,662
Exceeding Allowance	1,103	1,110	1,110	1,154	1,183	1,183
Credit Recovery	178	218	396	232	312	543

PDD over Loan and Leasing Operations

	R$ million

	2007		2008

	March	June	March	June

PDD (A)	6,775	7,033	8,104	8,652
Loan Operations (B)	101,473	108,191	139,019	148,408
PDD over Loan Operations (A/B)	6.7%	6.5%	5.8%	5.8%

Coverage Ratio – PDD/Non-performing Loans (E to H)

	R$ million

	2007		2008

	March	June	March	June

(1) Total Allowances	6,775	7,033	8,104	8,652
(2) Non-Performing Loans (E-H)	4,569	4,740	5,518	5,878
Coverage Ratio (1/2)	148.3%	148.4%	146.9%	147.2%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2007		2008

	March	June	March	June

(1) Total Allowances	6,775	7,033	8,104	8,652
(2) Non Performing Loans	4,673	4,880	5,915	6,333
NPL Ratio (1/2)	145.0%	144.1%	137.0%	136.6%

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 158 to 160 of this Report.

Fee and Commission Income

	R$ million

	2007			2008

	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter	1st Half

Card Income	557	581	1,138	677	713	1,390
Checking Account	574	583	1,157	578	576	1,154
Loan Operations	441	468	909	499	407	906
Assets under Management	334	345	679	385	392	777
Collection	204	211	415	225	242	467
Interbank Fee	76	79	155	83	86	169
Custody and Brokerage Services	49	57	106	72	77	149
Consortium Management	53	57	110	72	78	150
Tax Payment	70	66	136	59	59	118
Other	201	162	363	153	145	298
Total	2,559	2,609	5,168	2,803	2,775	5,578

In 1H08, Fee and Commission Income increased by 7.9%, which represents a hike of R$410 million when compared to the same period of the previous year.

The main items that influenced in the increase of Fee and Commission Income between the periods were:

– the growth of 22.1%, represented by the increase of R$252 million in Card Income, related to the increase of 23.3% of the cards base, from 63,196 thousand to 77,952 thousand, as well as the 23.6% increase of the number of transactions, from 364,767 thousand to 450,915 thousand;

– the 14.3% growth in assets under management, from R$161.3 billion on June 30, 2007 to R$184.4 billion on June 30, 2008, was the main reason for the R$98 million growth in the item “Assets under Management”;

– the 40.6% growth, represented by the increase of R$43 million in “Custody and Brokerage Service”, related to the increase in business volume; and

– the 12.5% growth represented by the R$52 million hike in the item “Collection”, related to the increase in business volume.

In the comparison between 2Q08 and 1Q08, the R$28 million decrease was due to:

– the 18.4% decrease of loan operations income due to the effect of the fee adjustment;

– the 5.3% increase represented by the R$36 million increase in item “Card Revenue”, related to the 6.8% increase in the card base, from 72,971 thousand to 77,952 thousand, as well as the 2.8% increase in the number of transactions, from 222,322 thousand to 228,593 thousand; and

– the 7.6% increase represented by the R$ 17 million increase in item “Collection”, due to the increase in business volume.

Administrative and Personnel Expenses

	R$ million

	2007			2008

	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter	1st Half

Administrative Expenses
Third-Party Services	343	386	729	446	480	926
Communication	220	232	452	260	254	514
Advertising	107	129	236	122	160	282
Depreciation and Amortization	133	133	266	138	174	312
Financial System Services	123	129	252	145	154	299
Transportation	124	124	248	133	138	271
Data Processing	89	98	187	97	108	205
Rentals	96	100	196	107	109	216
Maintenance and Repairs	68	70	138	89	86	175
Assets Leasing	45	46	91	74	87	161
Materials	45	48	93	46	46	92
Security and Vigilance	45	48	93	51	52	103
Water, Electricity and Gas	45	45	90	47	45	92
Travel	14	17	31	19	23	42
Other	43	39	82	41	53	94
Total	1,540	1,644	3,184	1,815	1,969	3,784

Personnel Expenses
Structural	1,235	1,300	2,535	1,384	1,420	2,804
Compensation/Social Charges	920	976	1,896	1,033	1,098	2,131
Benefits	315	324	639	351	322	673

Non Structural	225	349	574	353	295	648
Management and Employee Profit
Sharing (PLR)	154	203	357	201	176	377
Provision for Labor Claims	29	102	131	112	72	184
Training	10	19	29	11	22	33
Termination Cost	32	25	57	29	25	54

Total	1,460	1,649	3,109	1,737	1,715	3,452
Total Administrative and
Personnel Expenses	3,000	3,293	6,293	3,552	3,684	7,236

In 1H08, Administrative and Personnel Expenses reached R$7,236 million, representing a R$943 million increase when compared to the R$6,293 million reached in 1H07. The nominal variation of Administrative Expenses between the periods showed a R$600 million increase, reaching R$3,784 million, mainly due to: (i) the organic growth; (ii) the increase in business volume; (iii) the contractual adjustments in the period; and (iv) the investments in the improvement and optimization of the technological platform (IT Improvements Project).

Personnel Expenses increased R$343 million when compared to the same period in 2007, reaching R$3,452 million. The portion considered as “Structural” increased R$269 million, mainly the expansion of the customer service network and the consequent hiring of employees, as well as the increase in the salary levels, resulting from the 2007 collective bargaining agreement (6.0%), benefits and others. In relation to the portion considered as “Non-structural”, the increase was R$89 million, mainly due to: (i) the higher expenses with employee and management profit sharing (PLR) in the amount of R$20 million; and (ii) the higher expenses with provisions for labor proceedings of R$53 million.

When compared to the previous quarter, Administrative and Personnel Expenses increased R$132 million, a growth of 3.7%, from R$3,552 million in the 1st quarter of 2008 to R$3,684 million in the 2nd quarter of 2008.

When compared to the previous quarter, Administrative Expenses increased R$154 million, basically due to expenses with: (i) “Advertisement” R$38 million, basically due to products and services promotional selling campaigns; (ii) “Depreciation and Amortization” R$36 million, basically due to the decrease in deferred charges from joint control companies; (iii) “Third-party Services” and “Data Processing” R$45 million, basically as a result from investments in the “IT Improvements” program, change of the Fidellity card and higher increase in business volume; and (iv) “Asset Leasing” R$13 million, due to equipment for the new Information Technology Center.

Personnel Expenses decreased R$22 million when compared to the previous quarter, going from R$1,737 million in 1Q08 to R$1,715 million in 2Q08. In the portion considered as “Structural”, there was a R$36 million increase explained, basically, by the higher level of vacation concentration in the 1st quarter of 2008, whereas the “Non-structural” portion had a R$73 million decrease, pointing out: (i) lower expenses with management and employee profit sharing (PLR) in the amount of R$25 million; (ii) lower level of provisions for labor proceedings in the amount of R$40 million; offset (iii) by higher training expenses in the amount of R$11 million.

Operating Efficiency

	R$ million (*)

	Years					2008

	2003	2004	2005	2006	2007	1st Quarter	2nd Quarter

Personnel Expenses	4,779	4,969	5,312	5,932	6,570	6,847	6,913
Employee Profit Sharing	(170)	(182)	(287)	(415)	(521)	(554)	(554)
Other Administrative Expenses	4,814	4,937	5,142	5,870	6,912	7,187	7,512
Total (1)	9,423	9,724	10,167	11,387	12,961	13,480	13,871

Financial Margin	13,282	13,231	16,550	19,838	22,300	23,331	24,220
Fee and Commission Income	4,557	5,824	7,349	8,898	10,806	11,050	11,216

Insurance, Private Pension Plans and
Certificated Savings Plans Subtotal	(149)	(60)	621	1,025	711	985	1,436
– Insurance, Private Pension Plans and
Certificate Savings Plans Retained Premiums	11,726	13,284	13,647	18,008	20,857	21,499	22,272
– Technical Provisions Variation from Insurance,
Private Pension Plans and Certificated
Savings Plans	(6,033)	(6,095)	(5,011)	(8,712)	(11,670)	(11,790)	(11,774)
– Retained Claims	(3,980)	(5,159)	(5,825)	(6,026)	(6,014)	(6,226)	(6,505)
– Certificated Savings Plans Draws and
Redemptions	(1,100)	(1,223)	(1,229)	(1,222)	(1,378)	(1,395)	(1,397)
– Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(762)	(867)	(961)	(1,023)	(1,084)	(1,103)	(1,160)
Equity in Earnings (Losses) of Unconsolidated
Companies	5	163	76	72	42	62	92
Other Operating Expenses	(2,741)	(2,826)	(3,405)	(4,223)	(4,297)	(4,493)	(4,820)
Other Operating Income	1,697	1,198	1,097	1,420	1,436	1,429	1,453
Total (2)	16,651	17,530	22,288	27,030	30,998	32,364	33,597

Efficiency Ratio (%) = (1/2)	56.6	55.5	45.6	42.1	41.8	41.7	41.3

(*) Amounts accumulated over the last twelve months based on the statement of adjusted income.

Efficiency Ratio – in percentage

Operating Efficiency

In the 12-month period ended in June 2008, the Efficiency Ratio was 41.3%, presenting a 0.5 percentage point increase steady over the 12-month period ended in December 2007. It is also worth mentioning the financial margin increase by R$889 million, basically stemming from the “interest” component, stimulated by an increment in business volume, with highlights to an increase in the volume of loan operations for individuals, mainly focused on consumer financing, the profitability of which is higher if compared to the corporate loans, and to an increased fee and commission income, in R$166 million, as a result of the increase in the average volume of operations.

The Coverage Ratio of the twelve-month period ended in June 2008, which had been showing an ongoing improvement, decreased 0.9% (from 78.7% to 77.8%) when compared to March 2008, mainly influenced by investments in our technological platform, the expansion of our service network and the effect of the fee adjustment charged from individuals as of 2008. When compared to the 79.4% ratio assessed in the 12-month period ended in June 2007, a 1.6 percentage point decrease is observed.

Administrative + Personnel Expenses and Fee and Commission Income

Other Indicators

3-Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

Assets	June	December

	2008	2007	2006	2005	2004	2003

Current and Long-Term Assets	399,248,182	337,514,243	262,054,823	204,325,065	180,038,498	171,141,348
Funds Available	5,134,195	5,486,606	4,761,972	3,363,041	2,639,260	2,448,426
Interbank Investments	73,692,184	37,622,125	25,989,190	25,006,158	22,346,721	31,724,003
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	67,421,911	32,014,861	20,617,520	19,615,744	15,667,078	26,753,660
Interest-earning Deposits in Other Banks	6,285,660	5,617,413	5,372,658	5,390,726	6,682,608	4,970,343
Allowance for Losses	(15,387)	(10,149)	(988)	(312)	(2,965)	–
Securities and Derivative Financial Instruments	118,956,263	114,451,709	97,249,959	64,450,808	62,421,658	53,804,780
Own Portfolio	96,064,949	84,079,171	72,052,850	59,324,858	51,255,745	42,939,043
Subject to Repurchase Agreements	9,034,373	11,731,427	15,352,073	1,051,665	4,807,769	5,682,852
Derivative Financial Instruments	2,073,421	1,207,040	549,065	474,488	397,956	232,311
Restricted Deposits – Brazilian Central Bank	7,313,606	8,273,662	440,235	2,506,172	4,512,563	3,109,634
Privatization Currencies	100,682	79,535	70,716	98,142	82,487	88,058
Subject to Collateral Provided	4,014,368	4,070,210	765,129	995,483	1,365,138	1,752,882
Securities from Unrestricted Purchase and
Sale Commitments	354,864	5,010,664	8,019,891	–	–	–
Interbank Accounts	26,072,407	24,036,514	19,124,806	16,922,165	16,087,102	14,012,837
Unsettled Receipts and Payments	954,607	36,332	50,945	39,093	22,075	20,237
Restricted Deposits:
– Restricted Deposits - Brazilian Central Bank	24,580,053	23,538,587	18,664,706	16,444,866	15,696,154	13,580,425
– National Treasury - Rural Credit	578	578	578	578	578	578
– SFH	458,765	452,899	405,465	396,089	335,320	391,871
Correspondent Banks	78,404	8,118	3,112	41,539	32,975	19,726
Interdepartmental Accounts	90,980	429,362	186,338	172,831	147,537	514,779
Internal Transfer of Funds	90,980	429,362	186,338	172,831	147,537	514,779
Loan Operations	117,221,248	108,295,627	79,714,969	68,328,802	51,890,887	42,162,718
Loan operations:
– Public Sector	726,856	763,973	784,870	821,730	536,975	186,264
– Private Sector	124,602,638	115,001,602	85,315,248	72,205,630	55,242,348	45,768,970
Allowance for Loan Losses	(8,108,246)	(7,469,948)	(6,385,149)	(4,698,558)	(3,888,436)	(3,792,516)
Leasing Operations	14,569,741	7,962,395	3,751,558	2,411,299	1,556,321	1,306,433
Leasing Receivables:
– Public Sector	121,388	134,197	152,125	66,237	–	–
– Private Sector	25,009,353	13,802,117	7,231,519	4,896,717	3,237,226	2,859,533
Unearned Income from Leasing	(10,136,163)	(5,728,551)	(3,472,246)	(2,444,596)	(1,576,690)	(1,438,534)
Allowance for Leasing Losses	(424,837)	(245,368)	(159,840)	(107,059)	(104,215)	(114,566)
Other Receivables	39,950,600	35,829,910	29,302,217	22,106,013	21,664,592	24,098,765
Receivables on Sureties and Guarantees Honored	20,961	12,181	38	–	811	624
Foreign Exchange Portfolio	12,243,328	9,836,732	7,946,062	6,937,144	7,336,806	11,102,537
Receivables	308,095	371,427	175,570	183,015	197,120	331,064
Securities Trading	1,396,102	1,378,130	709,034	1,124,197	357,324	602,543
Insurance Premiums Receivable	1,341,014	1,276,612	1,257,298	1,073,002	988,029	889,358
Sundry	24,760,212	23,065,328	19,315,264	12,941,687	12,937,408	11,324,857
Allowance for Other Loan Losses	(119,112)	(110,500)	(101,049)	(153,032)	(152,906)	(152,218)
Other Assets	3,560,564	3,399,995	1,973,814	1,563,948	1,284,420	1,068,607
Other Assets	564,667	389,856	369,099	367,688	477,274	586,994
Provisions for Devaluations	(212,324)	(179,097)	(189,591)	(180,941)	(230,334)	(257,185)
Prepaid Expenses	3,208,221	3,189,236	1,794,306	1,377,201	1,037,480	738,798
Permanent Assets	4,022,504	3,670,161	3,492,450	4,357,865	4,887,970	4,956,342
Investments	784,213	604,076	696,582	984,970	1,101,174	862,323
Interest in Affiliated Companies:
– Local	559,348	467,944	403,033	438,819	496,054	369,935
Other Investments	576,299	487,365	651,568	895,836	971,311	857,985
Allowance for Losses	(351,434)	(351,233)	(358,019)	(349,685)	(366,191)	(365,597)
Premises and Equipment	2,424,982	2,284,078	2,136,783	1,985,571	2,270,497	2,291,994
Premises and Equipment	1,095,637	1,076,053	1,055,640	1,115,987	1,357,063	1,398,735
Other Premises and Equipment	4,573,790	4,347,693	4,101,918	3,644,874	3,604,741	3,480,636
Accumulated Depreciation	(3,244,445)	(3,139,668)	(3,020,775)	(2,775,290)	(2,691,307)	(2,587,377)
Leased Assets	9,241	11,421	16,136	9,323	18,951	34,362
Leased Assets	16,057	20,777	25,142	23,161	58,463	63,812
Accumulated Depreciation	(6,816)	(9,356)	(9,006)	(13,838)	(39,512)	(29,450)
Deferred Assets	804,068	770,586	642,949	1,378,001	1,497,348	1,767,663
Organization and Expansion Costs	1,965,808	1,850,219	1,593,771	1,315,881	1,170,866	1,124,058
Accumulated Amortization	(1,161,740)	(1,079,633)	(950,822)	(785,364)	(699,710)	(572,620)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	–	–	–	847,484	1,026,192	1,216,225
Total	403,270,686	341,184,404	265,547,273	208,682,930	184,926,468	176,097,690

The Notes are an integral part of the Financial Statements.

Liabilities	June	December

	2008	2007	2006	2005	2004	2003

Current and Long-Term Liabilities	369,190,142	310,482,501	240,673,011	189,163,465	169,596,632	162,406,307
Deposits	122,752,336	98,323,446	83,905,213	75,405,642	68,643,327	58,023,885
Demand Deposits	25,843,131	28,495,555	20,526,800	15,955,512	15,297,825	12,909,168
Savings Deposits	34,149,450	32,812,974	27,612,587	26,201,463	24,782,646	22,140,171
Interbank Deposits	485,275	372,473	290,091	145,690	19,499	31,400
Time Deposits	61,343,105	35,717,178	34,924,541	32,836,656	28,459,122	22,943,146
Other Deposits	931,375	925,266	551,194	266,321	84,235	–
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	98,278,134	73,633,649	47,675,433	24,638,884	22,886,403	32,792,725
Own Portfolio	42,280,082	37,864,704	36,595,268	12,690,952	8,248,122	6,661,473
Third-party Portfolio	52,764,502	29,578,200	3,471,383	11,947,932	14,430,876	17,558,740
Unrestricted Portfolio	3,233,550	6,190,745	7,608,782	–	207,405	8,572,512
Funds from Issuance of Securities	5,468,722	6,496,782	5,636,279	6,203,886	5,057,492	6,846,896
Exchange Acceptances	28,566	406	–	–	–	–
Mortgage Notes	1,026,778	901,641	857,697	847,508	681,122	1,030,856
Debentures	1,482,324	2,594,921	2,603,194	2,624,899	–	7,291
Securities Issued Abroad	2,931,054	2,999,814	2,175,388	2,731,479	4,376,370	5,808,749
Interbank Accounts	400,313	16,632	5,814	139,193	174,066	529,332
Interbank Onlendings	–	–	–	–	–	159,098
Correspondent Banks	400,313	16,632	5,814	139,193	174,066	370,234
Interdepartmental Accounts	2,057,534	2,521,233	2,225,711	1,900,913	1,745,721	1,782,068
Third-party Funds in Transit	2,057,534	2,521,233	2,225,711	1,900,913	1,745,721	1,782,068
Borrowings	8,275,061	8,065,830	5,777,906	7,135,327	7,561,395	7,223,356
Local Borrowings – Official Institutions	283	450	778	1,088	1,376	2,070
Local Borrowings – Other Institutions	410	373	44,447	18	11,756	4,010
Foreign Currency Borrowings	8,274,368	8,065,007	5,732,681	7,134,221	7,548,263	7,217,276
Local Onlendings – Official Institutions	15,271,389	14,086,436	11,640,969	9,427,571	8,355,398	7,554,266
National Treasury	29,782	50,881	99,073	52,318	72,165	51,398
BNDES	6,137,587	6,147,703	5,532,018	4,237,973	3,672,007	3,403,462
CEF	103,003	101,280	69,909	59,588	395,820	459,553
Finame	9,000,231	7,785,347	5,938,037	5,075,232	4,211,762	3,638,966
Other Institutions	786	1,225	1,932	2,460	3,644	887
Foreign Onlendings	1,189,880	1,257,281	170	183	42,579	17,161
Foreign Onlendings	1,189,880	1,257,281	170	183	42,579	17,161
Derivative Financial Instruments	1,597,723	951,733	519,004	238,473	173,647	52,369
Technical Provisions for Insurance,
Private Pension Plans and
Certificated Savings Plans	62,067,739	58,526,265	49,129,214	40,862,555	33,668,654	26,408,952
Other Liabilities	51,831,311	46,603,214	34,157,298	23,210,838	21,287,950	21,175,297
Collections and Tax Payments and Other Contributions	2,287,737	228,722	175,838	156,039	204,403	130,893
Foreign Exchange Portfolio	5,545,971	3,467,189	2,386,817	2,206,952	3,011,421	5,118,801
Social and Statutory Payables	1,390,186	2,195,653	190,916	1,254,651	900,266	851,885
Fiscal and Pension Plans Activities	11,208,212	9,839,791	8,014,520	5,041,312	4,495,387	4,781,458
Securities Trading	780,780	657,700	422,232	893,957	312,267	595,958
Financial and Development Funds	4,517	1,851	876	–	–	–
Subordinated Debt	16,708,734	15,850,464	11,949,457	6,719,305	5,972,745	4,994,810
Sundry	13,905,174	14,361,844	11,016,642	6,938,622	6,391,461	4,701,492
Deferred Income	207,444	189,147	180,460	52,132	44,600	31,774
Deferred Income	207,444	189,147	180,460	52,132	44,600	31,774
Minority Interest in Subsidiaries	162,182	155,412	57,440	58,059	70,590	112,729
Shareholder’s Equity	33,710,918	30,357,344	24,636,362	19,409,274	15,214,646	13,546,880
Capital:
– Domiciled in Brazil	21,731,113	17,693,485	13,162,481	11,914,375	6,959,015	6,343,955
– Domiciled Abroad	1,268,887	1,306,515	1,037,519	1,085,625	740,985	656,045
Realizable Capital	–	–	–	–	(700,000)	–
Capital Reserves	63,171	55,624	55,005	36,032	10,853	8,665
Profit Reserves	9,677,868	9,963,593	8,787,106	5,895,214	7,745,713	6,066,640
Adjustment to Market Value – TVM and Derivatives	972,987	1,469,976	1,644,661	507,959	458,080	478,917
Treasury Shares	(3,108)	(131,849)	(50,410)	(29,931)	–	(7,342)
Shareholders' Equity Managed by the
Parent Company	33,873,100	30,512,756	24,693,802	19,467,333	15,285,236	13,659,609
Total	403,270,686	341,184,404	265,547,273	208,682,930	184,926,468	176,097,690

The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Pension Plans	Other Activities	Total	%

Trading Securities	35,318	4,284	28,854	222	68,678	65.4
Available-for-Sale Securities	9,035	1,497	2,441	8	12,981	12.4
Held-to-Maturity Securities	792	6,274	16,309	–	23,375	22.2
Subtotal	45,145	12,055	47,604	230	105,034	100.0
Purchase and Sale Commitments	2,902	2,530	8,490	–	13,922
Total on June 30, 2008	48,047	14,585	56,094	230	118,956
Total on March 31, 2008	36,874	14,052	53,954	287	105,167
Total on June 30, 2007	40,723	12,611	49,229	1,014	103,577

Composition of Securities by Issuance

Securities	R$ million

	2007		2008

	March	June	March	June

Government	49,607	49,061	46,225	56,364
Private	14,376	16,982	18,994	20,040
PGBL/VGBL	22,980	25,957	28,952	28,630
Subtotal	86,963	92,000	94,171	105,034
Purchase and Sale Commitments:	10,571	11,577	10,996	13,922
Funds	5,420	7,777	5,316	6,267
PGBL/VGBL	5,151	3,800	5,680	7,655
Total	97,534	103,577	105,167	118,956

Classification of Securities by Segment - in percentage

Loan Operations

At the end of 2Q08, the consolidated balance of loan operations (according to the concept defined by Bacen which does not include debentures, guarantees, loans to be granted, letters of credit, interbank deposit certificates etc.) reached a total of R$148.4 billion, representing a 6.8% increase in the quarter and a 37.2% growth over the past 12 months.

We point out the operations directed to corporate clients, which had a significant increase due to the greater need of funds from companies both for working capital and for investments.

Loan Operations - Total Portfolio

In June 2008, the balance of foreign currency indexed and /or denominated loans and onlendings (excluding ACCs) reached the total of U$6.9 billion, showing a drop of 0.8% in dollars in the quarter and of 9.7% in reais, due to the lower volume of operations carried out in the domestic market, mainly in onlending operations. Over the past twelve months, the growth was 21.9% and 0.7%, respectively.

Real Estate Loan

At the end of June 2008, the balance of real estate financings was R$4.0 billion, a 7.8% increase when compared to the balance of the previous quarter, while compared to the balance of twelve months ago the growth was 54.0% . The number of operations contracted in this quarter showed a 48.2% growth when compared to the same period of last year. When we compare 1H08 with the same period last year, the increase is equivalent to 86.1% . Among the actions carried out to encourage the portfolio growth, it is worth pointing out the term extension of operations and the creation of the website www.bradescoimoveis.com.br, not only to help those interested in the acquisition of their own house, but also to strengthen the partnership with construction companies, developers and real estate agencies, which are clients of the Organization.

BNDES

It is worth pointing out Bradesco’s leadership in BNDES onlending operations for the fifth consecutive year. Out of the total operations sold up to May 2008, 49.3% of the amount, representing 90.7% of contracts, were directed to SMEs, including operations carried out for individuals.

Rural

We also point out the website www.bradescorural.com.br, which has the purpose of providing the agribusiness sector with information related to financial products and services, as well as disclosing prices of the main commodities, information on the weather in Brazilian regions and news inherent to the sector.

Loan Operations – By Purpose

The balance of the loan portfolio for individuals showed a growth of 5.2% in the quarter and 34.2% in the last twelve months. The main products responsible for the increase in the in the portfolio balance in the quarter were leasing of vehicles, rural loan and credit card financing, whereas over the past twelve months we point out products directed to consumption financing (CDC/leasing of vehicles and personal loan).

Loan Operations - Individual

In the following graph, the types related to the “consumer financing” for individuals were considered (CDC/Leasing of vehicles, personal loan, financing of assets and credit card; in the latter the amounts related to cash purchases and credit purchases from store owners, which are not in the total loan operations, are included). The balance reached the amount of R$52.9 billion in March 2008, representing a 5.2% growth in the quarter and 31.9% in the last twelve months. We point out the vehicle financing (CDC/Leasing) and the payroll-deductible and consigned loans which, due to their guarantees and characteristics, provide the portfolio with an adequate loan risk level. Thus, these two portfolios represented, at the end of 2Q08, 68.9% of the total consumer financing balance.

Loan Operations - Consumer Financing

The growth in loans granted to companies was 7.8% in the quarter and 39.3% in the last twelve months. The main products responsible for the balance portfolio increase in the quarter and in the last twelve months were working capital, leasing of vehicles and export financing.

Loan Operations - Corporate

The following graph shows the growth of the five main types of products destined to corporate entities services, which represented 65.9% of the total loan portfolio in June 2008.

Loan Operations - Main Types - Corporate

Below we present the loan portfolio by type of client, pointing out the increase of the share in the loan portfolio to corporate clients, both in the quarter and in the 12 months ended in June 2008.

Loan Operations – Client Characteristic

Client Characteristic	R$ billion

	2007		2008				Variation %

	June	%	March	%	June	%	Quarter	Last 12
								months

Large Companies	30.9	28.6	38.5	27.7	41.5	28.0	7.8	34.3
Micro, Small and Medium-Sized
Companies	32.6	30.1	43.5	31.3	47.0	31.6	7.8	44.0
Individuals	44.7	41.3	57.0	41.0	59.9	40.4	5.2	34.2
Total	108.2	100.0	139.0	100.0	148.4	100.0	6.8	37.2

In the table below, the evolution of the share by business segment in the total portfolio of the Conglomerate is observed, we highlight in the quarter the Retail, Corporate and BMC segments and, in the last twelve months, the Companies segment.

Loan Operations – By Business Segment

Business Segment	R$ billion

	2007		2008				Variation %

	June	%	March	%	June	%	Quarter	Last 12
								months

Corporate	34.9	32.3	42.2	30.4	45.3	30.5	7.3	29.8
Retail/Postal/Prime	36.7	33.9	46.5	33.4	50.3	33.9	8.2	37.0
Finasa	20.7	19.1	26.2	18.9	27.2	18.3	3.7	31.5
BMC	–	–	2.7	2.0	2.9	2.0	7.5	–
Middle Market	14.2	13.1	18.6	13.4	19.7	13.3	5.8	38.6
Other	1.7	1.6	2.8	1.9	3.0	2.0	8.5	80.2
Total	108.2	100.0	139.0	100.0	148.4	100.0	6.8	37.2

We highlight in the quarter, the growth in the share in leasing operations and rural and agroindustrial financings. The growth of the balance of operations with sureties and guarantees provided also deserves registration, mainly those carried out with clients of the Corporate segment.

We present below the total loan operations, including sureties and guarantees and credit card (cash purchases and credit purchases from store owners), which presented a growth of 7.0% in the quarter and 38.5% over the past twelve months.

Loan Operations – By Type

	R$ million

Types	2007		2008

	March	June	March	June

Discounted Trade Receivables and Other Loans (1)	46,609	50,143	63,212	66,779
Financings	36,678	38,723	47,202	48,009
Rural and Agroindustrial Loans	7,711	7,903	9,536	10,541
Leasing Operations	4,113	4,848	11,156	14,995
Advances on Foreign Exchange Contracts	5,851	6,128	7,354	7,575
Subtotal of Loans Operations	100,962	107,745	138,460	147,899
Other Loans	511	446	559	509
Total Loan Operations (2)	101,473	108,191	139,019	148,408
Sureties and Guarantees Recorded in Memorandum Accounts	15,969	17,325	25,080	27,172
Credit Cards (3)	4,913	5,304	5,309	5,623
Loan Granting (FIDC)	–	–	–	399
Total	122,355	130,820	169,408	181,602

(1) It includes revolving credit of credit card.
(2) According to concept defined by the Brazilian Central Bank.
(3) Cash purchases and credit purchases from store owners.

In 2Q08 the Net Financial Margin grew by 1.8%, while in the last twelve months it had an increase of 16.3% when compared to the same period of the previous year, as shown in the graph below:

Loan Operations – Net Financial Margin

The total delinquency ratio was stable in the quarter, despite the slight growth in individuals, mainly in the modalities credit card financing and CDC of vehicles. The total ratio had a decrease when compared to the last twelve-month period, due to the improvement in the delinquency ratio of Micro, Small and Medium-Sized Companies.

Loan Operations – Delinquency over 90 days (in percentage)

For the 37.2% growth of the Organization’s loan portfolio in the last year, it was fundamental the search for new clients borrowers of loans, which in June 2008 represented 25.5% of the balance of outstanding operations, according to the table below:

Loan Operations – Portfolio Movement Between June 2007 and 2008

The new loan borrowers and the remaining ones in June 2007 show good quality of loan, which means the adequacy and consistency of the loan evaluation policy and instruments used as shown in the tables below:

Loan Operations - Portfolio Movement by Rating Between June 2007 and 2008

Ratings	Loan Borrowers Remaining from June 2007		New Loan Borrowers between July 2007 and June 2008		Total Loan in June 2008

	R$ million	%	R$ million	%	R$ million	%

AA – C	112,668	93.2	25,995	94.2	138,663	93.4
D	1,770	1.5	405	1.5	2,175	1.5
E – H	6,372	5.3	1,198	4.3	7,570	5.1
Total	120,810	100.0	27,598	100.0	148,408	100.0

Aiming at facilitating the follow-up of the quantitative and qualitative performance of the Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Loan Operations - Portfolio Indicators

Items	R$ million (except percentages)

	2007		2008

	March	June	March	June

Total Loan Operations	101,473	108,191	139,019	148,408
– Individual	41,628	44,694	56,969	59,959
– Corporate	59,845	63,497	82,050	88,449
Existing Provision	6,775	7,033	8,104	8,652
– Specific	3,772	3,856	4,598	4,807
– Generic	1,900	2,067	2,352	2,662
– Additional	1,103	1,110	1,154	1,183
Specific Provision/Existing Provision (%)	55.7	54.8	56.7	55.6
Existing Provision/ Loan Operations (%)	6.7	6.5	5.8	5.8
AA – C Rated Loan Operations / Loan Operations (%)	92.2	92.4	93.4	93.4
D Rated Operations under Risk Management / Loan Operations (%)	2.0	1.9	1.6	1.5
E – H Rated Loan Operations / Loan Operations (%)	5.8	5.7	5.0	5.1

Items	R$ million (except percentages)

	2007		2008

	March	June	March	June

D Rated Loan Operations	1,998	2,011	2,194	2,175
Existing Provision for D Rated Loan Operations	532	534	587	584
D Rated Provision/Loan Operations (%)	26.6	26.6	26.8	26.8
D – H Rated Non-Performing Loans	5,492	5,599	6,635	6,978
Existing Provision/D – H Rated Non-Performing Loans (%)	123.3	125.6	122.1	124.0
E – H Rated Loan Operations	5,869	6,173	6,934	7,570
Existing Provision for E – H Rated Loan Operations	5,111	5,346	6,027	6,535
E – H Rated Provision/Loan Operations (%)	87.1	86.6	86.9	86.3
E – H Rated Non-Performing Loans	4,569	4,740	5,518	5,878
Existing Provision/E – H Rated Non-Performing Loan (%)	148.3	148.4	146.9	147.2
Non Performing Loans (*) / Loan Operations (%)	4.6	4.5	4.3	4.3
Existing Provision/ Non Performing Loans (*) (%)	145.0	144.1	137.0	136.6

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

Throughout the year 2008, Bradesco remains prepared to take full advantage of all business opportunities focused on increasing the loan portfolio, always respecting the parameters defined by the loan granting policy, based on the security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Investment Department

In order to facilitate the client’s orientation in the diversification of investments, the Investment Department centralizes the commercial management of the Funds, CDB, Savings Account, Demand Deposits, Purchase and Sale Commitments and Mortgage Notes products. It also carries out the management of actions related to the Checking Account product and its guidelines.

In this sense, the Department maintains efforts aimed at establishing funding policies and strategies, developing products and services and providing structures for local and specialized assistance to the Branch Network and especially to investors, such as the Bradesco Investment Consulting Services, the Online Chat and the Scheduling of Consulting Services via Internet.

Follow the results of this highly commercial focus, provided by the strategic centralization of subjects inherent to funding.

Composition of Deposits by Maturity

	R$ million

	2008

Deposits	March			June

	Total	Up to 30 days	From 31 to	From 181 to	More than	Total
			180 days	360 days	360 days

Demand	25,846	25,843	–	–	–	25,843
Savings	33,290	34,150	–	–	–	34,150
Interbank	310	233	182	68	2	485
Time	46,430	4,212	7,928	7,674	41,529	61,343
Other Deposits	834	931	–	–	–	931
Total	106,710	65,369	8,110	7,742	41,531	122,752

Funding

Demand Deposits – R$ billion

Checking Accounts

At the end of 1H08, the balance of Bradesco Organization’s Checking Accounts was R$25.8 billion, representing a 23% increase compared to the balance of 1H07.

In an innovative initiative, Bradesco entered into a partnership with Microsoft Brazil for the sponsorship of Imagine Cup 2008, considered the World Cup of Technology, by means of the University Account. As a result of this partnership, Bradesco offered internship opportunities to finalists of the several categories.

Number of Checking Account Holders – Individuals (PF) and Corporate (PJ)

Savings Accounts

At the end of 1H08, the balance of Bradesco Organization’s Savings Accounts totaled R$34.1 billion, a 20.2% growth over the balance of the same period last year, representing a 17.3% market share in the Brazilian Savings and Loan System (SBPE) and Bradesco’s leadership among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

The profitability (TR + 0.5% p.m.) accumulated in 1H08 was 3.5%, and our balance had a growth of 4%, higher than the profitability in the same year, showing that the Savings Account continues to be a good investment alternative, mainly for small savers.

Share in SBPE – in percentage

Number of Savings Accounts – in thousands

Assets under Management

New Fund Sustainable Planet

BRAM – Bradesco Asset Management has created Bradesco FIC FIA Planeta Sustentável Fund. The purpose of the Fund is to provide its participants with profitability that exceeds the return of ISE –Corporate Sustainability Index, calculated by the São Paulo Stock Exchange, by means of the operation in the stock market. Thus, the Fund only selects companies which show a concern with corporate sustainability comprising economic-financial, social and environmental aspects and/or which adopt good corporate governance practices.

Fundação Amazonas Sustentável Fund

BRAM – Bradesco Asset Management, in partnership with FAS – Fundação Amazonas Sustentável, constituted Bradesco FI Renda Fixa Fundação Amazonas Sustentável Fund. BRAM manages the resources of this Fund, whose earnings will be destined to the Bolsa Floresta program. Such program was created by the Government of Amazonas in partnership with Bradesco and has as purpose to support preservation actions of the Amazon Rainforest.

Assets under Management

Shareholders’ Equity

	R$ million

	2007		2008

	March	June	March	June

Investment Funds	139,777	148,831	160,422	161,789
Managed Portfolios	7,115	7,429	15,302	15,999
Third-party Fund Quotas	4,759	5,021	8,098	6,597
Total	151,651	161,281	183,822	184,385

Asset Distribution

	R$ million

	2007		2008

	March	June	March	June

Investment Funds – Fixed Income	133,415	139,933	145,923	145,077
Investment Funds – Variable Income	6,362	8,898	14,499	16,712
Investment Funds – Third-Party Funds	4,500	4,947	7,240	5,753
Total	144,277	153,778	167,662	167,542
Managed Portfolio – Fixed Income	4,377	4,359	5,900	6,548
Managed Portfolio – Variable Income	2,738	3,070	9,402	9,451
Managed Portfolios – Third-Party Funds	259	74	858	844
Total	7,374	7,503	16,160	16,843
Total Fixed Income	137,792	144,292	151,823	151,625
Total Variable Income	9,100	11,968	23,901	26,163
Total Third-Party Funds	4,759	5,021	8,098	6,597
Overall Total	151,651	161,281	183,822	184,385

Total Assets under Management according to Anbid’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	June 2007		March 2008		June 2008

	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders

Investment Funds	617	3,317,275	684	3,288,220	714	3,224,854
Managed Portfolios	107	516	196	685	192	632
Total	724	3,317,791	880	3,288,905	906	3,225,486

4 - Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

	R$ million

	2007		2008

	March	June	March	June

Assets
Current and Long-Term Assets	61,114	65,918	72,440	75,300
Securities	57,294	61,943	68,077	70,795
Insurance Premiums Receivable	1,069	1,148	1,226	1,264
Other Receivables	2,751	2,827	3,137	3,241
Permanent Assets	1,276	1,060	1,175	1,238
Total	62,390	66,978	73,615	76,538

Liabilities
Current and Long-Term Liabilities	55,070	58,462	64,435	66,995
Tax, Civil and Labor Contingencies	1,665	1,703	1,732	1,815
Payables on Operations of Insurance, Private Pension Plans and Certificated Savings Plans	369	455	428	430
Other Liabilities	2,383	3,404	2,553	2,682
Technical Provisions for Insurance	4,903	5,128	5,588	5,595
Technical Provisions for Life and Private Pension Plans	43,430	45,409	51,607	53,881
Technical Provisions for Certificated Savings Plans	2,320	2,363	2,527	2,592
Minority Interest	64	67	25	101
Shareholders’ Equity	7,256	8,449	9,155	9,442
Total	62,390	66,978	73,615	76,538

Consolidated Statement of Income (*)

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Premiums of Insurance, Private Pension Plan Contribution and Certificated Savings Plan Revenues	4,801	5,055	9,856	5,367	5,756	11,123

Premiums Earned from Insurance, Private Pension Plan Contribution and Certificated Savings Plan Revenues	2,467	2,446	4,913	2,751	3,025	5,776
Interest Income of the Operations	636	906	1,542	698	734	1,432
Sundry Operating Revenues	182	194	376	247	213	460
Retained Claims	(1,428)	(1,503)	(2,931)	(1,640)	(1,782)	(3,422)
Certificated Savings Plans Draws and Redemptions	(301)	(353)	(654)	(318)	(355)	(673)
Selling Expenses	(260)	(262)	(522)	(279)	(320)	(599)
General and Administrative Expenses	(240)	(276)	(516)	(286)	(294)	(580)
Other Operating Expenses	(31)	(3)	(34)	(26)	(112)	(138)
Tax Expenses	(60)	(44)	(104)	(72)	(71)	(143)
Health Provision	(237)	(213)	(450)	–	–	–
Operating Income	728	892	1,620	1,075	1,038	2,113
Equity Result	72	69	141	38	65	103
Non-operating Income	13	(6)	7	8	(5)	3
IR/CS and Minority Interest	(284)	(259)	(543)	(375)	(375)	(750)
Net Income	529	696	1,225	746	723	1,469
(*) Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – in percentage

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Claims Ratio (1)	72.9	78.7	75.8	73.4	73.1	73.2
Selling Ratio (2)	11.5	11.9	11.7	10.9	10.7	10.8
Administrative Expenses Ratio (3)	5.0	5.5	5.2	5.3	5.1	5.2
Combined Ratio (4)	95.9	99.8	97.8	83.9	84.9	84.4

(1)	Retained Claims/Earned Premiums.
(2)	Selling Expenses/Earned Premiums.
(3)	Administrative Expenses/Net Premiums Written.
(4)	(Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/ Net Premiums Written.
N.B.: the ratios have been recalculated, pursuant to Susep Circular. 356.

Insurance Premiums – Market Share (%)

Source: Susep and Ans

According to information published by Susep and ANS, up to May 2008, in the insurance segment, Bradesco Seguros e Previdência collected R$7.3 billion in premiums and maintained its leadership in the ranking with a 23.6% market share. The insurance sector obtained a total of R$31.0 billion in premiums in the same period.

Increase in Technical Provisions for Insurance – R$ million

The technical provision chart of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Technical Provision Variation) by Insurance Line – R$ million

Insurance Line	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	983	1,038	2,021	1,117	1,311	2,428
Auto/RCF	511	506	1,017	482	498	980
Life/AP/VGBL	285	191	476	432	423	855
Basic Lines	108	113	221	111	120	231
Other Lines	72	62	134	92	87	179
Total	1,959	1,910	3,869	2,234	2,439	4,673
N.B.: Since the 4th quarter of 2007, we do not consider premiums related to Indiana Seguros S.A, whose interest sale was approved by Susep on December 12, 2007.

In the 1st half of 2008, there was an increase of 20.8% in premiums earned in the insurance segment, if compared to the 1st half of 2007.

Earned Premiums (Retained Premiums less Technical Provision Variation) by Insurance Line – %

Retained Claims by Insurance Line – R$ million

Insurance Lines	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	766	856	1,622	971	1,120	2,091
Auto/RCF	383	379	762	337	359	696
Life/AP/VGBL	158	163	321	186	149	335
Basic Lines	63	53	116	70	80	150
Other Lines	58	52	110	76	74	150
Total	1,428	1,503	2,931	1,640	1,782	3,422

Claims Ratio by Insurance Line – %

Selling Expenses by Insurance Line – R$ million

Insurance Lines	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	30	32	62	41	46	87
Auto/RCF	97	98	195	94	101	195
Life/AP/VGBL	78	73	151	86	89	175
Basic Lines	21	24	45	23	24	47
Total	226	227	453	244	260	504

Selling Ratios by Insurance Line – %

Number of Policyholders – in thousands

N.B.: Since 4Q07, we do not consider policyholders related to Indiana Seguros, whose interest sale was approved by Susep on December 12, 2007.

In the 1st half of 2008, there was an increase of 42.3% in the client base compared to the same period of 2007.

Rating

The risk rating agency Fitch Ratings increased the international rating of Financial Strength of Bradesco Seguros from BBB to BBB+ Stable and stated the FFS in domestic scale in AAA(bra), stable perspective, at the beginning of June, as a result of the increase of the sovereign credit rating of Brazil to BBB, considered investment grade.

Operational Risk

Grupo Bradesco de Seguros e Previdência, part of the Bradesco Organization, in the permanent commitment to comply with the laws and regulations, has adapted its processes and activities, by using methodologies and resources aligned with the best market practices, mainly those related to risk management.

Thus, in order to comply with the guidelines established by the New Capital Basel Accord (Basel II), provisions of the monetary authority and alignment of definitions related to Solvability II, we carried out the survey and analysis of the events related to operating risk. This initiative enabled the improvement in the management and knowledge of losses and their causes. The dissemination of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of ongoing monitoring procedures of exposure levels are inserted in this context.

Awards/Acknowledgments

1 – Seguros e Previdência achieved the Fides award in the Institutional category with the marketing campaign for the 2006 edition of Bradesco Seguros e Previdência’s Christmas Tree, with the theme “A Present for the Brazilian Family”. The award, promoted by Inter-American Federation of Insurance Companies (Fides), comprises marketing pieces used in campaigns by the affiliated insurance companies. The event took place in January, in Ecuador.

2 – Grupo Bradesco de Seguros e Previdência was awarded the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company award), as Highlight in Global Insurance Sales. The award is promoted by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of companies of the insurance sector last year. The award points out the role of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

3 – Grupo Bradesco de Seguros e Previdência maintained in 2007 the first place in the ranking of the largest insurance groups of Brazil. In the fifth edition of Prêmio Os Melhores Grupos Seguradores do País (The Best Insurance Groups of the Country Award), promoted by Conjuntura Econômica magazine, edited by the Brazilian Institute of Economy, (IBRE), of Fundação Getulio Vargas (FGV), Grupo Bradesco de Seguros e Previdência was also appointed as the leader in the categories: total assets, shareholders’ equity and net income.

Sponsorships and Highlights

1 – Circuito Cultural Bradesco Seguros e Previdência promoted several cultural manifestations. In the theater, we sponsored the plays “Othello”, “The Sound of Music” and “No Natal a gente vem te buscar”, played in the stages of Rio de Janeiro. In music, the series of International Concerts carried out by Dell’Arte; the marathon of classical music of “Rio Folle Journée 2008” and the “Jazz All Nights” season, in Rio de Janeiro, had the sponsorship of Bradesco Seguros e Previdência. In plastic arts, the Circuit promoted the exhibition “Segall Realista”, in São Paulo, and the show “O Teatro Pitoresco de Debret”, in Rio de Janeiro.

2 – Bradesco Seguros e Previdência sponsored important sport events: the 3a Corrida Oral-B –Prevenção do Câncer Bucal (3rd Oral-B Race – Oral Cancer Prevention), in São Paulo; the Run and Walk Against Breast Cancer, in Rio de Janeiro, and the Street Run Circuit of Rua Corville – 2008, in Santa Catarina.

3 – Bradesco Seguros e Previdência is one of the sponsors of the series of events to be promoted by the Insurance Brokers Union of São Paulo (Sincor – SP) in 2008. The purpose is to provide opportunities for integration and updating of the professionals who operate in the insurance market.

4 – Bradesco Seguros e Previdência, in a partnership with Ibmec (Brazilian Institute of Markets and Capitals), formed the second class of the MBA course – Business Management Focused on Insurance. Forty-one employees of Grupo Bradesco de Seguros e Previdência nominated by their managers integrate the class of 2008 and are taking part in classes in the period from March to December this year. The purpose of the MBA is to qualify the students through disciplines in the Business Management area and other areas focused on insurance.

Bradesco Saúde

Health Insurance Premiums – Market Share – %

Source: ANS

Net Premiums Written – R$ million (*)

Insurance Lines	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Corporate Plan	758	810	1,568	875	1,069	1,944
Individual Plan	251	251	502	258	258	516
Total	1,009	1,061	2,070	1,133	1,327	2,460
(*) Includes premiums from Mediservice and Bradesco Dental.

Growth in Technical Provisions for Health – R$ million (*)

(*) Includes provisions of Bradesco Dental.

Number of Policyholders in Health Insurance Lines – in thousands (*)

(*) It does not include Mediservice policyholders.
(*) It includes Bradesco Dental policyholders.

In June 2008, Bradesco Saúde maintained its outstanding market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. Bradesco Saúde has more than 3.2 million customers, of which 3.0 million belong to the corporate segment.

More than 22 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Among Brazil’s 100 largest companies in terms of revenues, 37 are Bradesco’s insurance clients (source: Exame magazine’s Melhores e Maiores de Agosto de 2007 – Best and Largest List, August 2007).

The large market share of corporate insurance in Bradesco Saúde’s total portfolio (92% in June 2008) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

On February 22, 2008, Mediservice Administradora de Planos de Saúde Ltda. started to integrate Grupo Bradesco de Seguros e Previdência. With a portfolio of more than 250,000 clients, Mediservice operates in health and dental insurance for corporate clients in the post-payment line.

Awards/Acknowledgments

1 – Bradesco Saúde was acknowledged in the health insurance segment as the best valuated company according to the Os 100 Melhores Fornecedores para RH 2008 ranking (The Top 100 Best HR Suppliers 2008), promoted by Gestão RH e Editora. Bradesco Saúde was also awarded with the trophy 10 Fornecedores Mais Votados e Melhores Avaliados (10 Most Voted and Best Valuated Suppliers), being the only insurance company in the list, in which the participating companies were voted regardless of their area of operations. The company achieved both awards for the second consecutive time. The research, conducted between August and November 2007 by means of questionnaires, was made with the Human Resources area (HR) of the companies listed in the 1,000 Largest Companies and Best Companies to Work For published by Exame magazine.

2 – Bradesco Saúde was granted the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company award), as the highlight in Sales by Health Insurance Line. The award is promoted by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of the companies in the insurance sector last year. The award highlights the role of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Saúde ranked first among the largest insurance companies of the Country in premiums awarded in the fifth edition of Prêmio Os Melhores Grupos Seguradores do País (The Best Insurance Groups of the Country Award), promoted by Conjuntura Econômica magazine, edited by the Brazilian Institute of Economy (IBRE), of Fundação Getulio Vargas (FGV).

Highlights

1 – With the acquisition of Mediservice (Health Insurance Manager), Bradesco Saúde expanded its market share in premiums and now has almost half of Brazil’s 100 largest employer companies in its portfolio. The Insurance company ended the 1st half of 2008 with more than 3.4 million clients.

2 – Bradesco Saúde, leader in the supplementary health market, engaged in the fight against dengue fever together with the whole Brazilian society by launching the advertising campaign in the media of Rio de Janeiro and São Paulo. To help to reverse the epidemic of the disease in the country, especially in Rio de Janeiro, advertisings in the main newspapers and radio spots were made, reminding the population of the basic procedures in the fight against the proliferation of the mosquito which causes the disease.

Bradesco Dental

Highlight

With the purpose of focusing on dental insurance, Grupo Bradesco de Seguros e Previdência structured Bradesco Dental, which is a market leader among the insurance companies which operate in the sector, with a portfolio larger than 957 thousand policyholders.

The company counts on the solidity of the largest insurance conglomerate of Latin America and on an experience of more than 15 years of the Group in the dental segment.

Bradesco Auto/RE

Insurance Premiums of Auto/RE – Market Share – %

Source: Susep
N.B.: in 2007, premiuns from Indiana Seguros were included.

Growth in Technical Provisions of Auto/RE – R$ million

N.B.1: in 2004, Bradesco Seguros' Auto/RE portfolio was merged.
N.B.2: As of 2007, technical provisions from Indiana Seguros are not included.

Net Premiums Written – R$ million

Insurance Lines	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Auto/RE	604	693	1,297	653	711	1,364

Number of Policyholders of Auto/RE – thousand

N.B.: since 4Q07, we are not considering the policyholders related to the company Indiana Seguros, whose sale of equity interest was approved by Susep on December 12, 2007.

Grupo Bradesco de Seguros e Previdência maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance Market, with a 7.9% share of total market sales in May 2008 in this area.

In lines related to Equity Insurance, Bradesco Auto/RE has renewed the insurance programs of its main clients, by means of partnerships with brokers specialized in the segment and closeness to Bradesco Corporate and Bradesco Empresas. The fact that the oil industry had an outstanding performance and the civil construction had picked up stream has also contributed to the growth of Bradesco Auto/RE in this segment.

In the insurance of Aeronautic products and Sea Hull, the exchange with managers of Bradesco Corporate and Bradesco Empresas has been largely used, taking advantage of the market increase in the sales of new aircrafts, as well as in the sea segment, of naval constructions.

The Transportation segment is still the main focus, with essential investments to improve new businesses, specially, among others, the qualification of Transportation Products Managers, which will be established in the main Brazilian economic centers, and the creation of Bradesco Cargo System, a complete Transports Insurance Management System on the Internet.

In the mass market insurance segment of Basic Lines, whose products are designed to individuals, self-employed professionals and SMEs, the launch of new products, along with the continuous improvement of processes and systems, have contributed to the growth of the client base. Such increment can be observed mainly in the residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. We also highlight the new insurance line destined to support machinery and equipment that operate in expansion activities (such as agriculture, civil construction and industries): Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado. These products gained more competitiveness and a new issue process, enabling a faster quoting process and a better use of business opportunities.

Despite the strong competition in the Auto/RCF Lines, the insurance company has increased its client base. This is mainly due to the current products improvement and to the creation of products for specific publics. Among these, we can name Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public, and Auto Corretor, for insurance brokers.

One of the positive factors is the maintenance perspective of the growth in sales of new vehicles, which contributes to increase the insurance production of this line.

Grupo Bradesco de Seguros e Previdência’s market share of the Auto/RCF portfolio, up to May 2008, was 12.8% .

Awards/Acknowledgements

1 – Bradesco Auto/RE Companhia de Seguros was awarded the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), as “Highlight in the Auto/RE Market”. The award is promoted by Segurador Brasil magazine as a mean to acknowledge the leadership, performance and achievements of the companies of the insurance sector last year. The award highlights the role of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Auto/Re Companhia de Seguros received the Gaivota de Ouro Trophy for “Excellence in the Transportation portfolio”, in the VII Prêmio Mercado de Seguros (VII Insurance Market Award), promoted by Seguro Total magazine.

Highlights

1 – Bradesco Auto/RE Companhia de Seguros carried out, on May 6, at Mabu Royal & Premium Hotel, in Curitiba, the lecture “Insurance for import and export” for entrepreneurs of the foreign trade sector. The meeting discussed scenarios, procedures and types of insurance available in this area.

2 – Bradesco Auto/RE Companhia de Seguros was one of the sponsors of the VII Encontro Anual do Comitê do Setor Elétrico (VII Annual Meeting of the Electric Sector Committee). The event was organized by the Brazilian Association of Risk Management (ABGR) and gathered, on June 5 and 6, at the headquarters of Furnas Centrais Elétricas, in Rio de Janeiro, insurance companies and executives from companies of the electric sector. The meeting discussed risk management in large projects.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share – %

Source: Susep

In the 1st half of 2008, total income from private pension plans totaled R$5.377 billion.

People Insurance Premiums (Life and Personal Accidents) – Market Share – %

Source: Susep

In the 1st half of 2008, total income from net premiums written amounted to R$961 million.

Growth in Technical Provisions – R$ million

Technical provisions of Bradesco Vida e Previdência in June 2008 reached R$53.9 billion, of which R$26.5 billion was for VGBL, R$25.1 billion for supplementary private pension plans and R$2.3 billion for life, personal accidents and other lines, with an increase of 18.7% compared to June 2007.

Private Pension Plans and VGBL Investment Portfolios – Market Share – %

Source: Fenaprevi

In June 2008, the Investment Portfolio of Bradesco Vida e Previdência reached R$56.1 billion, of which R$53.5 billion came from pension plans and VGBL and R$2.6 billion came from life and personal accidents and other lines.

Increase in Number of Participants – in thousands

Increase in Life Insurance and Personal Accidents Policyholders – in thousands

Due to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 35.7% share of income from private pension plans and VGBL and a 16.6% share of personal insurance premiums.

Bradesco is also sole leader in VGBL plans, with a 37.4% share, and in PGBL, with a 28.8% share (sources: Fenaprevi – data accumulated up to May 2008).

The number of Bradesco Vida e Previdência clients grew by 49.9% in June 2008 compared to June 2007, surpassing the record of 1.9 million private pension plans and VGBL participants and 16.0 million life insurance and personal accident policyholders. This significant increase was prompted by the strength of the Bradesco Brand and by the use of appropriate management and sales policies.

In May 2008, the Portfolio of Investments in Private Pensions Plans and VGBL totaled R$53.9 billion, comprising 39.7% of all market resources.

Awards/Acknowledgements

1 – Bradesco Vida e Previdência was awarded in 3 categories of Prêmio Segurador Brasil 2008

(2008 Brazilian Insurance Company Award): Best Global Performance in Private Pension Plan; Sales Highlight by Life Insurance Line; and Global Sales Highlight in Private Pension Plans. The Brazilian Insurance Company Award is an initiative of Segurador Brasil magazine. The technical evaluation was prepared by economist Luiz Roberto Castiglione and takes into account the number of awards obtained by insurance companies, from November 2006 to November 2007.

2 – Bradesco Vida e Previdência was awarded as the largest company in net income and Brazil’s best insurance group in the Private Pension Plan segment. The award is carried out by Conjuntura Econômica magazine of FGV. The award criterion was based on the economic-financial performance of the companies last year.

3 – Bradesco Vida e Previdência was chosen the Best Private Pension Plan Company of 2007 by Gazeta Mercantil, based on an analysis of Austin Rating, the first national company to grant rating in Brazil.

4 – Bradesco Vida e Previdência is the only Brazilian company to achieve the “Regional Educational Achievement Awards 2007”. The award is a public acknowledgement of Loma – Life Office Management Associations to companies that maintain significant professional development and qualification plans, investing in the development of their employees, of the industry and in the qualification of their markets.

5 – Bradesco Vida e Previdência received the Top of Business 2008 – South Region trophy . The award, in its 6th edition, had as main purpose to disclose companies and professionals that contribute to the country’s growth and development.

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, Bradesco Capitalização is a leading company in two Brazilian states: 27.82% in Amazonas and 25.12% in São Paulo, according to the latest figures for May 2008, disclosed by Susep.

Aiming at offering the bond that best suits its clients’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution term, regularity of draws and related prize amounts. That phase was mainly characterized by the closeness to the public, by means of the consolidation of Pé Quente Bradesco family products.

Continuing with the consolidation process of traditional products, two products were launched in the 1st half of 2008. The first one is Pé Quente Bradesco Pessoa Jurídica. Tailor-made for the Retail segment companies, its main attractive factor is the highest monthly prize of Pé Quente Bradesco: gross amount of R$100 thousand on the last Saturday of each month during the period from January to November; and gross amounts of R$2 million in a special draw in December. The second highlight of the first half is the launching of Pé Quente Bradesco Amazonas Sustentável, with a monthly payment of R$20.00 and weekly prizes in the gross amount of R$50 thousand. This product destines part of its collection to projects for environment preservation and sustainable development of Fundação Amazonas Sustentável, another action of the Bank of the Planet.

We also point out the performance of social-environmental products. Among them, it is worth pointing out Pé Quente Bradesco SOS Mata Atlântica, which, in addition to enabling the formation of a financial reserve, contributes to reforestation projects of Fundação SOS Mata Atlântica, as well as Pé Quente Bradesco GP Ayrton Senna, whose great competitive advantage is the destination of a percentage of the amount collected with bonds to social projects of Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda (Fashion Targets Breast Cancer). When acquiring this last product, the client contributes to the development of projects for prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to IBCC –Brazilian Institute of Cancer Control.

Rating

Bradesco Capitalização S.A. is currently graded ‘brAAA Stable’ of Standard & Poor’s and is maintained as the only company in the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to this result.

Quality Management System

Bradesco Capitalização S.A. maintains its quality management system, in the ISO 9001:2000 version within the scope of “Bradesco Certificated Savings Plans Management”. Granted by Fundação Vanzolini, this certificate shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share – %

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share – %

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – R$ million

Due to the increasing strengthening of the Technical Provisions volume, Bradesco Capitalização reached the amount of R$2.6 billion in June 2008, and according to May 2008 data released by Susep, it holds 20.6% of the total volume of Technical Provisions in the market.

All these results convey safety and reaffirm the financial solidity and the ability to honor the commitments to its clients.

Number of Certificated Savings Plans Clients – in thousands

As a result of a customer loyalty building policy, focused on the quality of the customer service and on the offer of innovative products, Bradesco Capitalização ended 1H08 with nearly 2.4 million clients, which represented an evolution of 5% compared to June/2007.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans “Incentive” (With Transfer of Draw Participation Right) – in thousands

Total Outstanding Certificated Savings Plans – in thousands

The portfolio is comprised of 14.6 million outstanding certificated savings plans. Out of this total, 32.5% are represented by Traditional Plans sold at the Branch Network and in the Convenience Channels Bradesco Dia&Noite. This portfolio had a growth of 5.8% compared to June/2007. The other 67.5% of the portfolio are represented by plans of the modality Incentive (transfer of draw participation rights), including Bradesco Cartões, Bradesco Vida e Previdência, Bradesco Auto/RE etc. Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, these plans are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Acknowledgments

1 – Bradesco Capitalização received the 2o Prêmio Brasil de Meio Ambiente (Second Environment Brazil Award) in the Best Work in Environment Communication Action category, with the product Pé Quente Bradesco SOS Mata Atlântica. The award, which is an initiative of Jornal do Brasil newspaper, was created to encourage the continuity and the expansion of the environmental awareness in Brazil. It is destined to artists and public and private institutions of several sectors which perform an essential and active role in relation to the environment. The prizewinners are chosen by the Brazilian Industry Confederation (CNI).

2 – Bradesco Capitalização was granted the Prêmio Top Ambiental ADVB (ADVB Environmental Top Award), promoted by the Brazilian Association of Sales and Marketing Managers (ADVB), due to the Pé Quente Bradesco SOS Mata Atlântica case. The award aims at stimulating the creation of environmental projects, as well as awarding and disclosing those companies which ensure their own and the country’s economic growth, without harming the environment, and contribute to the environmental preservation by means of the sustainable development, thus motivating the consumers and other companies to be part of the environment defense.

3 – Bradesco Capitalização was granted the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), in the Marketing 10 and Entrepreneurs in Certificated Savings Plan area categories. The award is promoted by Segurador Brasil magazine as a way to acknowledge the leadership, the performance and the achievements of insurance companies last year. It points out the role of the companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

4 – Bradesco Capitalização received Dr. Oswaldo Cruz Award in the category “Education and Social/Environmental Responsibility”. The Brazilian Institute of Sanitary Responsibility and Education (Ibrasi) and the Brazilian Company of Arts Culture and Education (Sbace), sponsors of the award, chose it in recognition of the launching of certificated savings plans which allocate part of the collection of the sale of these products to actions aimed at quality of life of Brazilians.

Highlights

1 – Bradesco Capitalização, in partnership with Fundação SOS Mata Atlântica, opened, in February 12, in the city of Piracicaba (state of São Paulo) a community nursery where 250 thousand seedlings from native trees of over 80 different types can be raised. They will be planted in properties of the region, mainly in areas for the restructuring of the Atlantic Forest. These trees will allow the complete neutralization of CO2 (carbon dioxide) emission, derived from the work of more than 84,000 employees of Bradesco Organization.

2 – Bradesco Capitalização launched in March 10 the certificated savings plan Pé Quente Bradesco Amazonas Sustentável. The product, created in partnership with Fundação Amazonas Sustentável, grants part of the amount collected in benefit of Fundação to programs and projects for the environmental preservation and the sustainable development. With the new product, Bradesco Capitalização increases its social-environmental commitment, which already includes partnerships with Fundação SOS Mata Atlântica, the Brazilian Institute of Cancer Control (IBCC) and Instituto Ayrton Senna.

3 – Bradesco Capitalização carried out in the period from May 30 to June 1, the 4th edition of “Viva a Mata”, at Parque do Ibirapuera, in São Paulo. The event, in the week which celebrates the Atlantic Forest Day (May 27), had several activities, such as lectures, debates and thematic stands.

Banco Finasa BMC

Consolidated Balance Sheet

	R$ million

	2007		2008

	March (3)	June (3)	March (3)	June (4)

Assets
Current and Long-Term Assets	23,042	24,577	38,980	44,056
Funds Available	20	10	16	3
Interbank Investments	912	775	7,818	11,541
Securities and Derivative Financial Instruments	1,010	1,059	267	311
Interbank Accounts	39	28	101	70
Loan and Leasing Operations	20,149	21,633	29,021	30,195
Allowance for Loan Losses	(1,069)	(1,147)	(1,492)	(1,610)
Other Receivables and Other Assets	1,981	2,219	3,249	3,546
Permanent Assets (1)	1,845	1,915	78	78
Total	24,887	26,492	39,058	44,134

Liabilities
Current and Long-Term Liabilities	23,397	24,902	32,365	32,105
Demand, Time and Interbank Deposits	21,573	22,987	30,826	30,317
Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Funds from Issuance of Securities	918	903	–	–
Interbank Accounts	2	2	7	8
Borrowings and Onlendings	152	110	–	–
Derivative Financial Instruments	13	21	–	–
Other Liabilities	739	879	1,532	1,780
Deferred Income	17	17	18	24
Shareholders’ Equity (2)	1,473	1,573	6,675	12,005
Total	24,887	26,492	39,058	44,134
(1) Investment Reduction in March 2008: Banco Bradesco acquired an interest of 34.6% in Banco Alvorada, which belongs to Banco Finasa S.A.
(2) The Special Shareholders’ Meetings held on March 3, 2008 and April 3, 2008 resolved on the capital increase in the amount of capital R$5 billion.

Consolidated Statement of Income

	R$ million

	2007			2008

	1st Qtr. (3)	2nd Qtr. (3)	1st Half (3)	1st Qtr. (3)	2nd Qtr. (4)	1st Half

Income from Financial Intermediation	1,713	1,734	3,447	2,438	2,047	4,485
Financial Intermediation Expenses	(908)	(950)	(1,858)	(1,526)	(908)	(2,434)
Financial Margin	805	784	1,589	912	1,139	2,051
Provision for Loan Losses	(290)	(330)	(620)	(443)	(418)	(861)

Gross Income from Financial Intermediation	515	454	969	469	721	1,190
Other Operating Income/Expenses	(352)	(282)	(634)	(453)	(457)	(910)
Operating Income	163	172	335	16	264	280
Non-Operating Income	(2)	(2)	(4)	(40)	(75)	(115)
Income before Taxes and Contributions	161	170	331	(24)	189	165
Taxes and Contributions on Income	(39)	(24)	(63)	21	(74)	(53)
Net Income	122	146	268	(3)	115	112
(3) Bound data for comparison purposes.
(4) It already considers the merger of Finasa into BMC, according to the meeting of April 30, 2008.

Profile

Aiming at promoting corporate reorganization and the alignment of business lines, Banco BMC S/A incorporated on April 30, 2008, the shareholders’ equity of Banco Finasa S/A, in the amount of R$11.699 billion, according to the Extraordinary General Meeting held on the same date. The operation was put into effect on April 30, 2008, used as basis the specific Balance Sheets drawn up on March 31, 2008, and will provide Finasa BMC with a capital and operating structure compatible with the projected growth of loan and financial services operations, at the same time it will allow the rationalization and, consequently, the reduction of operating, administrative and legal costs.

Finasa Segment

Specialized in loan financing to consumer for the acquisition of passenger vehicles, transportation and other goods and services, in addition to leasing operations and personal loan.

It operates in the granting of financing segment and in the strategy of entering into operational agreements with large car makers, as well as auto, truck and implements resale, in addition to important retail chains.

BMC Segment

Specialized in deductible loans: for retirees and pensioners of INSS; in payroll of companies of the Federal, State and Municipal Public Sector; to employees of Private Sector companies; and loans with vehicle guarantee.

It operates by means of bank correspondents. This half-year, also by means of bank correspondents, it started the granting of deductible loans in branches of Banco Bradesco (Synergy Project) and the granting of payroll-deductible loans of Private Sector companies (Federal Government Project) focused on companies which compose the portfolios of Bradesco Empresas and Corporate segments.

Operation Strategy

Finasa and BMC segments, operating in a different manner, mainly in partnership with stores and resales, complete the distribution network of Bradesco Organization’s financial products.

For the new business prospect, the Finasa segment hires the services of Finasa Promotora de Vendas, wholly-owned subsidiary of Banco Finasa BMC, through its 268 branches established nationwide and a structure of business partners; on the other hand, the BMC segment uses its specialized team and the opportunities prospected in the market. It is currently operating with 1,561 bank correspondents whose distribution comprises all Brazilian states.

Operating Performance

Finasa

In 1H08, the segment amounted to R$27.211 billion in financing portfolio, leasing and personal loan, a growth of 31.5% over the same period in 2007. We point out the leasing portfolio which grew by 348.7%, from R$1.871 billion in June 2007 to R$8.396 billion, as a result of the strategy of assembling a team focused on serving large concessionaires/vehicle resellers, resulting in an increase in granting of financing in this type. The production of new businesses increased, on average, from R$1,514 billion/month in 1H07 to R$1.605 billion/month in the same period in 2008, with a growth of 6%.

BMC

In 1H08, the segment added up to R$2.984 billion, in loans and financings portfolio with a growth of 215.1% on the same period of 2007. The highlight was the deductible loans portfolio, which had a growth of 282.8%, increasing from R$576 million in June 2007, to R$2.205 billion, a result of the strategy and structuring of the team dedicated to agreements with INSS, Government Bodies and Private Companies, with the consequent increase of granting of funds in this modality. The production of new businesses increased from an average of R$158 million/month in 1H07, to R$254 million/month, in the same period of 2008, with a growth of 61%.

During the first half, credit operations of deductible loans were granted in the amount of R$492 million. Incorporating the operations granted, the total loan operations would be R$4.185 billion, with a growth of 62.9% on the same period of 2007.

Evaluation of Results

The net income of 1H08 was R$112.0 million, representing a reduction of R$156 million compared to the same period of the previous year. This variation is mainly due to: (i) the increase in expenses of provision for loan losses; (ii) the lower fee and commission income, due to the reduction in the collection of the Credit Opening Rate (TAC); and (iii) the constitution of provision for return of the Advanced Settlement Rate (TLA).

The evolution in the expenses of provision for loan losses was caused: by the portfolio growth; by the framing of portfolios of the BMC segment to Bradesco Organization’s rules; and by an increase in delinquency in motorcycle portfolio, identified and duly controlled, reason why the current indexes are in normal levels.

The Shareholders’ Equity reached R$12.005 billion, highlighting the capital increase in the amount of R$11.699 billion due to the merger of Banco Finasa.

Banco Bradesco BBI

Balance Sheet

	R$ million

	2007		2008

	March	June	March	June

Assets
Current and Long-Term Assets	1,107	1,418	3,327	6,312
Interbank Investments	934	728	2,141	5,122
Securities and Derivative Financial Instruments	29	526	1,059	1,022
Interbank Accounts	–	–	–	26
Other Receivables and Other Assets	144	164	127	142
Permanent Assets	247	250	447	481
Total	1,354	1,668	3,774	6,793

Liabilities
Current and Long-Term Liabilities	107	379	2,318	2,220
Time Deposits	–	–	1,532	1,578
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	–	226	234	232
Interdepartmental Accounts	3	–	–	–
Derivative Financial Instruments	–	52	406	313
Other Liabilities	104	101	146	97
Shareholders’ Equity (1)	1,247	1,289	1,456	4,573
Total	1,354	1,668	3,774	6,793
(1) Capital increase in the amount of R$3.0 billion on June 30, 2008.

Statement of Income

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	39	28	67	34	70	104
Financial Intermediation Expenses	(7)	(5)	(12)	(14)	(53)	(67)
Gross Income from Financial Intermediation	32	23	55	20	17	37
Other Operating Income/Expenses	18	2	20	15	48	63
Operating Income	50	25	75	35	65	100
Income before Taxes and Contributions	50	25	75	35	65	100
Taxes and Contributions on Income	(10)	–	(10)	(8)	(10)	(18)
Net Income	40	25	65	27	55	82

Banco Bradesco BBI S.A. is the company responsible for the development of operations in the Variable Income, Fixed Income, Structured Operations, Mergers and Acquisitions, Project Financing and Treasury segments.

Variable Income

In 1H08, characterized by a significant decrease in share offering operations, we point out our participation as contracted coordinators in the public offering of shares of Visa Inc., carried out in the United States of America, by means of our subsidiary Bradesco Securities Inc., in the amount of US$19.7 billion, and in the public offerings of shares of Gerdau S.A., in the amount of R$2.9 billion and of Metalúrgica Gerdau S.A. in the amount of R$1.5 billion. In this half year we also provided advisory services to Petróleo Brasileiro S.A. –Petrobras in the Public Offering of Acquisition of Shares of Suzano Petroquímica S.A., in the amount of R$566.2 million.

Fixed Income

In June 2008, pursuant to the ranking of Origination and Distribution of Anbid – National Association of Investment Banks, BBI ranks third, by volume, in fixed income in the domestic market. We point out our participation as lead manager in the issuance of debentures of Usiminas – Usinas Siderúrgicas de Minas Gerais S.A., in the amount of R$500 million, of promissory notes of Ultrapar Participações S.A., in the amount of R$1,200 million and of debentures of American Banknote S.A., in the amount of R$180 million. Additionally, BBI operated as Senior Co-Manager in the issuance of US$1.0 billion in bonds issued by SPV National Development Company, exchangeable for US$1.0 billion in bonds issued by BNDES.

Structured Operations

BBI develops structures used to segregate credit risks, through securitization, using Special Purpose Entities (SPEs), Loan Assignments with shared risk, Credit Right Investment Funds (FIDCs), Certificates of Real Estate Receivables (CRIs) and Medium and Long-term Financing, structured based on receivables and/or other collaterals. Additionally, BBI structures pre-IPO financing and has an outstanding position in acquisition finance.

In Structured Operations we highlight our participation as coordinators of Chemical III –FIDC – Petrochemical Industry, in the amount of R$324 million.

Mergers and Acquisitions

BBI advises important clients in mergers, acquisitions, joint ventures, corporate restructuring and privatization operations.

In 1H08, BBI provided advisory services to Bovespa Holding S.A. in the merger with Bolsa de Mercadorias e Futuros S.A.; to American Banknote in the acquisition of Interprint; to AMC Têxtil in the acquisition of four companies of TF Modas Group, owner of Forum and Triton brands, among others, to Odebrecht Investimentos em Infra-Estrutura Ltda., in the acquisition of Águas de Cachoeiro S.A. (Citagua) and to Bradesco Organization in the acquisitions of Ágora Holdings and Mediservice Administradora de Planos de Saúde.

Project Financing

BBI has a solid track record playing the role of financial advisor and structurer for several projects in the Project and Corporate Finance categories. We always seek the best financing solution for projects. We operate in the most important sectors of the economy and we have an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC.

In the 1st half of 2008, BBI operated as Financial Structurer and Advisor for important projects, successfully obtaining adequate financing solutions, such as i) long-term financing in the modality Project Finance with Banco do Nordeste do Brasil –BNB for the Public-Private Partnership – PPP Via Parque, in the State of Pernambuco; and ii) long-term financing for Cocal Comércio Indústria Canaã Açúcar e Álcool Ltda. destined to the implementation of an industrial unit for the sugar and alcohol production with crushing capacity of 2,500,000 t/year of sugar cane.

Additionally, BBI continued to provide financial advisory and/or structuring services for several projects, mainly: (i) Santo Antônio Hydroelectric Power Plant, with installed capacity of 3,150 MW, belonging to Madeira River Complex; (ii) port complexes sponsored by LLX Logística; and (iii) expansion project of the sanitary sewage system of Rio das Ostras (RJ), in the PPP – Administrative Concession type; among others.

Treasury

BBI’s Treasury is complete, acting in the local and foreign markets, comprised of the following areas:

– Sales & Distribution

Team responsible for the origination and distribution, local and abroad, of fixed income products in the primary and secondary markets. Interest rate, currency, commodities and credit derivatives comprise, materially, the range of products provided to our clients.

– Markets

Management of BBI’s owner position in different markets, focused on making the operations available to the clients.

– Structured Products

Creation and structuring of tailor-made products and transactions, involving treasury products, meeting different client demands.

– Economical Analysis

Team responsible for the total support to Treasury operations, contributing with detailed and deep analysis of global economic subjects.

Leasing Companies

On June 30, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa BMC S.A., which is directly shown in its financial statements.

Aggregated Balance Sheet

	R$ million

	2007		2008

	March	June	March	June

Assets
Current and Long-Term Assets	33,587	34,414	44,152	45,282
Interbank Investments	29,231	29,704	37,206	36,589
Securities and Derivative Financial Instruments	976	983	1,161	1,189
Leasing Operations	2,655	2,977	5,033	6,598
Allowance for Loan Losses	(106)	(114)	(154)	(197)
Other Receivables and Other Assets	831	864	906	1,103
Permanent Assets	61	70	61	59
Total	33,648	34,484	44,213	45,341

Liabilities
Current and Long-Term Liabilities	30,940	31,728	41,309	42,258
Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Funds from Issuance of Securities	29,237	29,895	39,091	40,000
Borrowings and Onlendings	273	331	530	595
Subordinated Debts	619	619	616	617
Other Liabilities	811	883	1,072	1,046
Shareholders’ Equity	2,708	2,756	2,904	3,083
Total	33,648	34,484	44,213	45,341

Aggregated Statement of Income

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	1,306	1,319	2,625	1,607	1,915	3,522
Financial Intermediation Expenses	(1,186)	(1,197)	(2,383)	(1,472)	(1,761)	(3,233)
Financial Margin	120	122	242	135	154	289
Allowance for Loan Losses Expenses	(1)	(8)	(9)	(22)	(44)	(66)
Gross Income from Financial Intermediation	119	114	233	113	110	223
Other Operating Income/Expenses	(16)	(7)	(23)	(6)	(8)	(14)
Operating Income	103	107	210	107	102	209
Non-Operating Income	–	14	14	(1)	(1)	(2)
Income before Taxes and Contributions	103	121	224	106	101	207
Taxes and Contributions on Income	(35)	(39)	(74)	(36)	(34)	(70)
Net Income	68	82	150	70	67	137

Leasing Operations Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa BMC S.A.

On June 30, aggregated leasing operations brought to present value totaled R$15.0 billion (*). Banco Finasa BMC’s leasing portfolio is mainly comprised of vehicle operations to individuals.

According to ABEL (Brazilian Association of Leasing Companies), Bradesco Organization’s leasing companies are positioned amongst sector leaders, with a 16.57% share of this market (reference date: May 2008). This good performance is a result of its branch network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

(*) It includes leasing operations of Banco Finasa BMC.

Bradesco Consórcios

Management Company

Balance Sheet

	R$ million

	2007		2008

	March	June	March	June

Assets
Current and Long-Term Assets	270	315	397	450
Securities	267	308	391	440
Other Receivables	3	7	6	10
Permanent Assets	6	6	11	12
Total	276	321	408	462

Liabilities
Current and Long-Term Liabilities	53	113	85	116
Dividends Payable	26	75	50	70
Amounts Refundable to Former Groups Now Closed	7	7	8	8
Other Debits	20	31	27	38
Shareholders’ Equity	223	208	323	346
Total	276	321	408	462

Statement of Income

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Fee and Commission Income	58	61	119	72	79	151
Taxes Payable	(7)	(6)	(13)	(8)	(8)	(16)
Interest Income	8	8	16	10	11	21
Administrative Expenses (Including Personnel Expenses)	(7)	(7)	(14)	(7)	(7)	(14)
Selling Expenses	(4)	(5)	(9)	(7)	(11)	(18)
Other Operating Income/Expenses	1	1	2	1	1	2
Income before Taxes and Contributions	49	52	101	61	65	126
Taxes and Contributions on Income	(17)	(18)	(35)	(21)	(22)	(43)
Net Income	32	34	66	40	43	83

Consortium Groups

Balance Sheet

	R$ million

	2007		2008

	March	June	March	June

Assets
Current and Long-Term Assets	2,494	2,686	3,342	3,560
Amount Offset	12,582	13,301	14,672	17,019
Total	15,076	15,987	18,014	20,579

Liabilities
Current and Long-Term Liabilities	2,494	2,686	3,342	3,560
Amount Offset	12,582	13,301	14,672	17,019
Total	15,076	15,987	18,014	20,579

Operating Overview

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real estate plans, according to the rules of the Brazilian Central Bank.

Referring to the sale of plans offered, the company relies on the Banco Bradesco Branches Network, liable for the increase in Bradesco Consórcios share in the consortium purchase plan market. The variety of plans, the coverage, the safety and seriousness they are traded, associated to the Bradesco brand, are important advantages in the expansion of sales.

In January 2008, Bradesco Consórcios celebrated five years, holding an outstanding position in the consortia market. Currently, with the leadership in the two main segments, Real Estate and Automobile, a position achieved already in the second year of activity and also with the expressive amount of more than R$5 billion of assets paid to clients.

In May this year it also ranked third in the segment of trucks, tractors and agricultural implements, with 12,398 active quotas and a growth of 31.0% compared to December 2007, and in June it reached 13,674 quotas with a growth of 44.5% on December 2007.

In 1H08, more than 89.5 thousand quotas were sold, registering a record growth of 52.3% on the same period of the previous year.

Market

In the first five months of 2008, the highlights in the consortium market were the sectors of real estate and heavy vehicles. The real estate sector reached a new record of participants. The sales of quotas of heavy vehicles grew 49.1%, according to data from ABAC.

Currently the Consortia System has more than 3 million consortium holders and is responsible for the movement of around R$14 billion, which corresponds to approximately 1% of the Gross Domestic Product (GDP) of Brazil, delivering approximately 10 million assets in the last ten years, according to data from the Brazilian Association of Consortium Managers (ABAC).

Bradesco has been achieving a larger market share in the segments where it operates, as shown in the charts below:

Market Share – Real Estate Consortium – in percentage

Source: Brazilian Central Bank.
N.B.: ABN’s market share in June 2007 was not disclosed.

Market Share – Automobile Consortium – in percentage

Source: Brazilian Central Bank.
N.B.: ABN’s market share in June 2007 was not disclosed.

Market Share – Trucks, Tractors and Agricultural Implements Consortium – in percentage

Source: Brazilian Central Bank.

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the Vehicle and Real Estate segments, achieving an outstanding position in the segment of Trucks, Tractors and Agricultural Implements.

In the Real Estate segment, we ended June with 136,590 active quotas. In the Vehicle segment, we ended with 175,731 active quotas, consolidating our leadership.

In the Trucks, Tractors and Agricultural Implements segment, we ended with 13,674 active quotas, surpassing the position in June 2007, increasing from 6th to 3rd place in the ranking of Bacen. The public is getting to know the advantages to acquire assets, such as Trucks and Tractors, by means of a consortium, enabling us to achieve this position.

Leadership (Real Estate and Vehicle) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Bradesco Consórcios also points out its continuous actions to improve more and more its services: expressive investments the whole year for the qualification of employees, following a strong program to keep the sales team informed and trained.

As a result of all these actions, the users in general find a safe information source offered by means of customized assistance via Internet. Bearing witness to that, our website is among the most visited ones in the last years.

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of product and service options to more than 17 million clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market gap.

Aiming at fully meeting the needs of its clients in 2007, Bradesco Consórcios increased from 120 to 144 months the term of the real estate consortia plans, and from 60 to 72 months the term for the automobile plans, without changing the current rates. Thus, the product became even more attractive, since, by increasing the term, the value of the installments was reduced. In addition, there was a change in the real estate credit ranges offered, which started being from R$30,000 to R$300,000, providing more options to the interested parties.

Operating Performance

The different way of trading products (Real Estate, Automobiles and Trucks), with a specialized and focused team, provided Bradesco Consórcios with a growth in the result of 25.8% in the 1st half of 2008 compared to the 1st half of 2007.

The freedom of choice of the asset is one of the main characteristics of the plans sold by Bradesco, once the consortium holder has total freedom to choose at the moment of the draw, according to the value of the letter of credit.

In the 1st half of 2008, 211 groups were inaugurated and 89.5 thousand consortium quotas were sold, a 52.3% growth compared to the same period last year. Until June 2008, we recorded an accumulated sales result higher than R$11.7 billion and 179.1 thousand draws, which, in turn, involved 137.5 thousand assets delivered and count on 1,922 groups in progress.

Active Consortia Quotas

Total Active Consortia Quotas

Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank.
N.B.: ABN was not included in the ranking of the 10 largest managers in June 2007.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank.
N.B.: ABN was not included in the ranking of the 10 largest managers in June 2007.

Number of active participants of the 10 largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ million

	2007		2008

	March	June	March	June

Assets
Current and Long-Term Assets	382	184	572	621
Interbank Investments	94	54	144	80
Securities	78	77	168	244
Other Receivables	210	53	260	297
Permanent Assets	39	42	114	114
Total	421	226	686	735

Liabilities
Current and Long-Term Liabilities	320	132	438	457
Other Liabilities	320	132	438	457
Shareholders’ Equity	101	94	248	278
Total	421	226	686	735

Statement of Income

	R$ million

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from Financial Intermediation	5	5	10	6	9	15
Gross Income from Financial Intermediation	5	5	10	6	9	15
Other Operating Income/Expenses	7	12	19	12	14	26
Operating Income	12	17	29	18	23	41
Non-Operating Income (*)	–	–	–	–	23	23
Income before Taxes and Contributions	12	17	29	18	46	64
Taxes and Contributions on Income	(4)	(6)	(10)	(6)	(16)	(22)
Adjusted Net Income	8	11	19	12	30	42
 (*) Redemption of preferred shares by Bovespa Holding.

Bradesco Corretora ended 1H08 in the 11th position of the São Paulo Stock Exchange – Bovespa ranking among the 84 participant brokerage firms. In the period, 191,973 investors were served, and 291,635 thousand shares calls and put orders were executed, summing up a financial volume corresponding to R$40,952 million. Bradesco Corretora has been participating with Bovespa in the event Bovespa vai até você (Bovespa reaches you), with a view to popularizing the stock market.

In 1H08, Bradesco Corretora traded 2,058 thousand contracts at the Brazilian Mercantile & Futures Exchange – BM&F, with a financial volume of R$149,853 million, reaching the 24th position in the ranking among the 66 participant brokerage firms. The company has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of Brazil, through visits, lectures, and participation in agribusiness fairs and exhibitions. Bradesco Corretora has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It also takes part in the trading of physical contracts of Gold and of future mini-contracts of Bovespa, U.S. dollar, live cattle and coffee Indices through the Web Trading system, with a view to offering alternatives to carry out derivative operations of price protection, directly in the trading session. It took advantage of the prosperous moment faced by Brazil being the main investment option among emerging countries, consolidating its position achieved with nonresident investors. The intermediation of future market operations is certified by NBR ISO 9001:2000.

In 1H08, the Retail area of Bradesco Corretora continued the expansion process of activities to improve and better assist individual clients interested in variable income products, promoting the increase of the staff, personal training and investments in the systems which subsidize its activities and the inauguration of new Share Rooms.

Home Broker Bradesco had a volume of R$13,484 million traded in the demand market of Bovespa in the period, with 2,938,473 orders received, out of the 1,307,493 executed ones, maintaining the 2nd position in the ranking of Bovespa’s home broker dealers. The client base on June 30, 2008 totaled 153,611 internet uses, with a growth of 26.2% compared to 12.31.2007, representing an increase of 31,860 new registrations. The back office service team answered 136,320 calls and received in the same period 54,474 e-mails answered in 24 hours at most.

In order to meet a new market niche, Bradesco Corretora intermediated the operations of the Corporate Governance Plan of Companhia Vale do Rio Doce in Brazil in this 1st half year. 817 executives were contemplated in the Plan and more than 600,000 shares. The same operation was carried out for Log In Logística Intermodal, with 26 executives and more than 60,000 shares.

Operations connected to the Corporate Governance Plan of Bovespa Holding were carried out at Bradesco Corretora, due to the anticipation of the block term of shares with the merger of the stock exchanges (BM&F and Bovespa). It is comprised of of 770 employees, with a financial volume close to R$280 million. The same was carried out for BM&F, with a potential of 500 employees and a financial volume of R$92 million.

During the 1st half of 2008, Bradesco Corretora continued its expansion in the work with Investment Clubs, increasing the number by five new Clubs registered at Bovespa, totaling 24 Investment Clubs and equity value of approximately R$850 million.

We notice that new investors are more and more trying to get to know the stock market, despite the crisis in the United States. And Internet is a channel easy to access the stock market with lower cost.

Bradesco Corretora inaugurated, in 1H08, three Share Rooms in Campinas (SP), Rio de Janeiro (RJ) and Florianópolis (SC) and two more in the capital of São Paulo, totaling thirteen units.

Bradesco Corretora has made all efforts to provide better assistance conditions to the entire Branch/Segment Network. We point out below the main actions implemented:

– 40 Managerial Development Courses to Prime, Varejo and Empresas Managers via Training Department-Headquarters;

– 67 Events aimed at Clients, 121 Committees focused on Branch Managers and 147 conference calls focused on Branch Managers; and

– Support to Managers of all segments, in visits to clients.

An internal audit of ISO 9001:2000 of the Home Broker, Sana and Home Brokers’ GoodPriv@cy Data Protection Label (2002 edition) systems was carried out.

Bradesco Corretora, by means of its operations, commercial and analysis structure, operated with local and international institutional clients in Public Offerings of Shares, with a total volume traded of R$666.8 in 2Q08. Bradesco Corretora maintained a highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distributions and Special Operations and Privatization Auctions, assisting a total of 2,030 clients among individuals and legal entities, in the Public Distributions.

In the institutional client segment, besides traditionally focusing on the Brazilian market, we expanded our presence in the United States and Europe. Our activities are developed by means of commercial and operating teams located in São Paulo, New York and London, giving support to investors in five continents. We once again noticed a growth in the volume of operations, with a total turnover of institutional clients increasing by 9.3% in the comparison between the 2Q08 and 1Q08, reaching R$10.9 billion in the 2nd quarter. The growth in the annual comparison was 39.1% . The net revenue from brokerage in this period totaled R$7,675 thousand, growing 62.7% compared to the same period of last year.

During the 1st half of 2008 Bradesco Corretora continued its international expansion work. The desks of New York and London increased their commercial teams by hiring international market experienced professionals, thus allowing the expansion of our portfolio of institutional clients in the United States, Europe and Latin America. Seeking focused and efficient commercial initiatives, we carried out several road-shows with publicly-held companies and with our investment analysts, going to several cities in the United States, Europe and Latin America to discuss investment opportunities in the Brazilian stock market. In addition, we carried out a successful international seminar about investment opportunities in the agricultural sector, which counted on the participation of more than twenty global institutional investors, including some of the world’s largest fund managers. The quality of our services and the continued interest in the so called “emerging markets”, and specially in Brazil, have allowed Bradesco Corretora to increase its penetration in the international market and consolidate itself as one of the Brazilian brokerage firm leader with global institutional investors.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. We have added thirteen new companies in 1H08 to our coverage universe, process which will continue in the next months. Our team of analysts is comprised of eighteen sector specialists (senior analysts and assistants) who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of shares with a wide basis of projections and multiples of comparison. Besides counting on analysis of the team of economists of Banco Bradesco, the brokerage firm counts on its own economist team dedicated to the specific demand of the Brokerage firm’s clients, focusing on the universe of the stock market.

It also offers the Programa Tesouro Direto (Direct Treasury Program), which allows the individual clients to invest in federal government bonds via the Internet; all they have to do is to register at Bradesco Corretora via the Website www.bradesco.com.br.

The Adjusted Net Income recorded in 1H08 amounted to R$42 million.

The Shareholders’ Equity, on June 30, 2008, reached R$278 million, equivalent to 37.8% of total assets, which added up to R$735 million.

Information – Trading on BM&F and Bovespa

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

BM&F
Ranking	29th	26th	26th	23th	25th	24th
Contracts Traded (thousand)	796	1,089	1,885	1,116	942	2,058
Financial Volume (R$ million)	49,870	79,866	129,736	83,371	66,482	149,853

Stock Exchange
Ranking	15th	13th	14th	11th	12th	11th
Number of Investors	26,040	31,697	42,364	89,034	102,939	191,973
Number of Orders Executed	364,607	455,475	820,082	126,470	165,165	291,635
Financial Volume (R$ million)	9,454	13,015	22,469	18,865	22,087	40,952

Home Broker
Ranking	2nd	2nd	2nd	2nd	2nd	2nd
Number of Registered Clients	71,761	80,790	80,790	137,807	153,611	153,611
Number of Orders Executed	281,579	359,888	641,467	624,369	683,124	1,307,493
Financial Volume (R$ million)	2,075	3,142	5,217	5,949	7,535	13,484

5 - Operating Structure

Corporate Organization Chart

Main Shareholders

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity.Reference Date: June 30,2008.

Main Subsidiaries and Affiliated Companies

Reference Date: March 31, 2008.

Administrative Body

Main Ratings – Bank

	Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating
	International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness (1)	International Scale — Counterparty Rating				Domestic Scale		Domestic Scale		Corporate Governance (3)
	Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Domestic Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)	Short- term
			IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	Long- term	Short- term	Long- term (2)	Short- term	Long-term (2)	Long-term (2)	Short- term	Long-term (2)	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
	A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	A-1	AAA
	A/B	2	AA	F2	AA	F2	AA (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A-	AA	A-2	AA	A-2	brAA	brA-2	AA	A-2	AA
	B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A-3	A
	B/C	4	BBB	B	BBB+	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB	B	BBB	B	brBBB	brB	BBB	B	BBB
	C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba2		Ba	Ba		Ba.br		B-	BB	B-1	BB	B-1	brBB	brC	BB	C	BB
	C/D		B	D	B	D	B (bra)	D (bra)	B		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	D	B
	D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC		CCC
	D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C-	CC	C	CC	C	brCC		CC		CC
	E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C		C
			RD		RD		DDD (bra)									D					brD
			D		D		DD (bra)									D-
							D (bra)									E+
E
Rating Soberano do Brasil			BBB-	F3	BBB-						Ba1						BBB-	A-3	BBB+	A-2	brAAA

(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
(2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3) This is the first governance rating granted in Latin America. The assessment acknowledges that Bradesco adopts excellent corporate governance practices and a relationship policy characterized by high level of quality, transparency and ethics.
Ratings considered speculative or lower than a satisfactory risk level.

Main Ratings – Insurance Company and Certificated Savings Plans

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale	Domestic Scale

Domestic Rating of Financial Strength of Insurance Company	International Rating of Financial Strength of Insurance Company	Counterparty Rating	Counterparty Rating

AAA (bra)	AAA	brAAA	brAAA
AA (bra)	AA	brAA	brAA
A (bra)	A	brA	brA
BBB (bra)	BBB+	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

(1) Signs of plus (+) and minus (-) are used to identify a better or worse position within a same rating scale.
Ratings considered speculative or lower than a satisfactory risk level.

On April 30, 2008, the risk rating agency Standard & Poor's Ratings Services (“S&P”) increased the foreign currency long-term sovereign loan rating from ‘BB+' to ‘BBB-', investment grade, as well as the local currency long-term sovereign loan rating from ‘BBB' to ‘BBB+', also investment grade.

According to S&P, these increases reflect the development of the Brazilian institutions and public policies, as shown by the improvement in fiscal situation and decrease in the country’s foreign debt, in addition to the improvement in Brazil’s growth trend.

On May 29, 2008, Fitch Ratings (“Fitch”) increased Brazil’s sovereign ratings in investment grade. The foreign currency long-term rating was increased from ‘BB+’ to ‘BBB-’; local currency long-term rating was increased from ‘BB+’ to ‘BBB-’; and the foreign currency short-term rating was increased to ‘F3’.

According to Fitch, the increases in these ratings reflect the significant improvement of Brazil’s external accounts, supported by prudent macroeconomic policies, and the increase in local economy, in spite of the high government debt.

However, Bradesco already counted on foreign currency long-term ratings in investment grade by Fitch, S&P and Moody´s Investors Service, prior to the increase of Brazil in investment grade.

It represents a competitive advantage, since the investment grade comprises low risk institutions which are able to meet their external commitments, regardless of the government actions.

On April 30, 2008, Standard & Poor's Ratings Services increased our foreign currency long-term rating from ‘BBB-’ to ‘BBB’; as well as the local currency long-term rating from ‘BBB-´ to ‘BBB´.

These increases, according to S&P, are due to Brazil’s strengthened operating environment and Bradesco’s strong financial and commercial profile.

On June 3, 2008, Fitch Ratings increased our foreign currency long-term rating from 'BBB-' to 'BBB'; foreign currency short-term rating from 'F3' to 'F2'; local currency long-term rating from 'BBB' to 'BBB+'; and local currency short-term from 'F3' to 'F2'.

These increases, according to Fitch, reflect our inherent financial power, which will be benefited by the improvement in the operating environment and continuity of good performance.

Generally, the sovereign rating of a country is an evaluation on its capability and will to meet its existing and future obligations up to maturity.

Main Rankings

Source	Criterion	Position	Disclosure Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	1st (Brazil)	March 2008
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	23rd (Worldwide)	March 2008
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2008
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	85th (Worldwide)	March 2008
(*) Forbes 2000: companies comprising “The World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationship, the segmentation process in Bradesco is aligned to the market trend which consists of grouping together customers with similar profiles, thus allowing a personalized customer service and increasing gains of productivity and quickness. Such process provides larger flexibility and competitiveness to the Bank in the execution of its business strategy, providing dimension to operations for not only individual and corporate clients, concerning quality and specialization, but also in specific demands of sundry customer profiles.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet the clients’ needs, developing long-term ethical and innovative relationship that ensures sustainable growth, in harmony with the interests of shareholders and the community.

The area has values that guide its day-to-day activities. They are:

– teamwork;

– ongoing pursuit of innovation and excellence in customer service;

– transparency in all its actions;

– commitment to self-development;

– adherence to strategic guidelines;

– creativity, flexibility and initiative; and

– agile delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market. Based on a “customer” rather than a “product” standpoint, it maintains a centralized relations management, offering in addition to traditional products, Tailor-made and Capital Markets structured solution, through Managers who have a clear vision of risk, market, economic industries and relationship.

Bradesco Corporate Banking’s absolute commitment to quality, the essence of a long-term effort, started to take shape in 2000, when the company was granted the ISO 9001:2000 certification, which is a reference for excellence in efficiency in the service providing, evaluated by clients. With the adoption of practices acknowledged by the market, its Management System has been improving, resulting in the achievement of the Prêmio Gestão Banas de Qualidade (Banas Quality Management Award) in 2006, and the Prêmio Paulista de Qualidade da Gestão – Medalha de Ouro (Paulista Quality Management Award –Golden Medal) in 2007, which acknowledges companies with the best management practices, for its efficiency and quality.

The concern about seeking solutions with significant added value for the Institution is reflected in the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's segments.

The managed funds comprising assets (credits, bonds and guarantees) and liabilities (deposits, funds and portfolios) amounted to R$131.3 billion.

Target Market

The 1,206 economic groups comprising Bradesco Corporate Banking’s target market, which is mostly comprised of large corporations which record sales results in excess of R$350 million/year are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

Bradesco Empresas (Middle Market) segment was implemented with a view to offering services to companies with sales results from R$30 million to R$350 million/year, through 68 exclusive branches in the main Brazilian capitals.

This segment aims at offering the best business management, such as: Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to the Organization.

The 68 branches are strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (5) and North (2).

Bradesco Empresas is formed by a team of 44 Lead Managers and 342 Relationship Managers, who are included in the Anbid Certification Program, as well as 214 Assistant Managers who render tailor-made services to an average of 35 economic groups per Relationship Manager, encompassing 25,329 companies from all sectors of the economy.

Bradesco Empresas manages funds, among loan operations, guarantees, deposits, funds and collections, of approximately R$48.4 billion.

In the pursuit of ongoing quality, the Bradesco Empresas Department and the Empresas Santo Amaro Branch were granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini in the “Client Relations Management of the Bradesco Empresas Segment” and “Client Relations Management of Bradesco Empresas of the Empresas Santo Amaro Branch – SP” scope, respectively, attesting to the Bank’s commitment to process improvement and client satisfaction.

Bradesco Private Banking

Bradesco Private Banking, with its highly qualified and specialized professionals, offers the Bank's high-income individual clients with minimum funds available for investment of R$2 million, an exclusive line of products and services always aimed at increasing their equity by maximizing returns. Therefore, according to a Tailor-Made concept, the most appropriate financial solution is sought, considering each client’s profile, providing advisory services for assets allocation, as well as tax and successive guidance.

Bradesco Private Banking, always focused on the proximity to its client base, has ten offices in the cities of São Paulo and Rio de Janeiro, as well as in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza.

Bradesco Private Banking is certified by ISO 9001:2000 with scope in “Relationship Management of High Net Wealth Individual Clients” and by GoodPriv@cy (Data Protection Label – 2002 Edition) granted by IQNet (International Quality Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”. It was acknowledged by Euromoney magazine, published in January 2008, as the best Brazilian Private Banking.

Bradesco Prime

Bradesco Prime operates in the High-Income Clients Segment having as target-public individuals with income of R$4,000 or higher or with an investment equal to or higher than R$50,000. Bradesco Prime’s mission is to be the primary Bank of the Client, focused on the quality of relationships and on the offering of appropriate solutions to their needs with prepared staff, adding value to shareholders and employees, within ethical and professional standards. The segment value proposal is based on the following premises:

– Personalized assistance, provided by Relationship Managers who manage a small client portfolio and are continually enhancing their professional qualification, in order to provide a high-level financial consulting service.

– Personalized products and services, among them, the Bradesco Prime Loyalty Program, which aims to encourage the relationship between the clients and the Bank, by offering increasing benefits.

– Exclusive branches, specifically designed to provide comfort and privacy.

– Relationship channels such as: exclusive Internet Banking (www.bradescoprime.com.br), with the competitive advantage of the online chat, where financial consultants interact with clients in real time, call center with an exclusive assistance center, in addition to a broad Customer Service Network, comprised of its branches, ATM equipment and Banco24Horas throughout Brazil.

During its years of existence, Prime invested in technology, in the improvement in the relationship with its clients and in the qualification of its professionals. The Bank also achieved an outstanding position in the Brazilian high-income market and has consolidated its position as the largest segment in Customer Service Network, with 229 branches, strategically located.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, NBR ISO 9001:2000 rule under the scope “Bradesco Prime Segment Management”, enhancing Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Bradesco Varejo (Retail)

Bradesco is a traditional Retail Bank, that provides high quality service to all segments of the Brazilian population. For the success of this assistance which comprises all social classes, the Organization counts on an extensive Customer Service Network which reaches companies and people in all regions of the country. Thus, it reflects the effort that the Organization puts in the democratization of banking products and services, social inclusion and better income distribution.

The Bank has more than 18 million account holders, individual and corporate clients, who carry out millions of transactions daily in Brazil's largest Customer Service Network, comprised of branches, service branches, Banco Postal service branches and Bradesco Expresso, apart from thousands of ATM machines, providing easy and convenient services at different hours.

In order to make this assistance easier and differentiated, clients may use channels such as the Fone Fácil service, Internet Banking and Bradesco Celular, through which a significant portion of daily transactions are carried out.

The Retail segment has been focusing on the growth in the client base and loan portfolio. Also, the development of financial products, tailor-made to meet the customers' profiles, is an evidence of a constant search for service excellence, valorizing and strengthening rapid and reliable relationships.

Significant investments have been made in staff training, aiming at qualifying employees in order to provide customized and efficient customer services, increasing the clients’ loyalty to the Bank.

Bradesco Retail not only has over 2,800 branches and 2,700 service branches (PAB/PAE), but it also makes available a Digital Branch, operating in a virtual environment and offering courier service, in which a team of Managers serves its clients, regardless of location, from 8:00 am to 8:00 pm, seven days a week.

Banco Postal

Banco Postal is a brand through which Bradesco offers its products and services in a partnership with the Brazilian Post Office Company (ECT). It is an example of success of Correspondent Banks, due to its large scope, products and services portfolio, and the social role it plays in society.

Banco Postal provides a new way for the banking retail, as it reaches all Brazilian cities, allowing millions of Brazilian citizens to enter the banking system. There are 5,882 branches set up in more than 5,000 Brazilian cities.

Around 1.7 thousand branches were set up in cities which, until then, were devoid of banks, benefiting many people who had the opportunity to, for the first time in their lives, obtain a check book, make a deposit in a savings account, or obtain a loan in a regulated institution.

Thanks to Banco Postal, thousands of beneficiaries of the Brazilian Social Security Institute (INSS) can now receive their benefits in a branch close to their homes. Thus, clients can carry out banking transactions easier, without having to travel long distances, or spend a good part of their earnings on the way from their homes to the branch.

Banco Postal’s expansion has also disseminated in the municipalities where it is present the use of credit and debit cards and the affiliation of the commercial establishments to the Visa Network, improving services in the postal branches. Such expansion also provided more options for the local populations to make their payments and became an important support to Bradesco’s clients who make transactions in Brazil.

Banco Postal also promotes the social-economic development of cities where it is present, as it makes easier the circulation of money, attracting new merchants and greater offer of goods and merchandise.

Number of Banco Postal Service Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

On June 30, 2008, Bradesco Expresso Network totaled 13,413 units implemented.

With Bradesco Expresso, in addition to direct gains for the remuneration received, the store owners now have indirect gains, mainly due to the increase of sales. Such gains, provided by the greater flow of people, potential consumers of the products sold in the establishment, also open possibilities for client’s loyalty.

Thinking about the well being of its clients and the community in general, Bradesco Expresso offers banking service in establishments where they identify themselves to and already have a relationship – closer to their homes or workplace, thus providing convenience in their banking transactions.

For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, promoting a banking inclusion that would not be possible by means of traditional bank branches.

Bradesco Expresso has operated in the receipt of consumption bills, taxes and collection slips, pre-paid cell phone recharge and withdrawals in checking account, savings account and INSS.

Number of Bradesco Expresso Units

Number of Transactions Carried out in Correspondent Banks (Banco Postal+ Bradesco Expresso) – in thousands

Customer Service Network

Customer Service Network	2007		2008

	March	June	March	June

Service Branches – Own
Branches	3,015	3,031	3,169	3,193
– Bradesco	3,014	3,029	3,152	3,176
– Banco Finasa (1)	1	1	1	–
– Banco BBI	–	1	1	1
– Banco BMC (1)	–	–	15	–
– Banco Finasa BMC	–	–	–	16 (1)
PABs	1,069	1,083	1,175	1,181
PAEs	1,429	1,432	1,515	1,545
PAAs	111	130	135	584
Finasa Promotora de Vendas (Finasa Branches)	390	392	357	268
ATM Network Outplaced Terminals	2,580	2,571	2,877	2,904
Total Service Branches – Own	8,594	8,639	9,228	9,675

Service Branches – Third Parties
Banco24Horas Network Assisted Terminals	3,086	3,287	3,763	4,153
Banco Postal	5,639	5,709	5,851	5,882
Promotora de Vendas – BMC (Correspondent Banks)	–	–	1,510	1,561
Credicerto Promotora de Vendas (BMC Branches)	–	–	13	13
Bradesco Expresso (Correspondent Banks)	9,084	9,699	12,381	13,413
Total Service Branches – Third Parties	17,809	18,695	23,518	25,022

Total Service Branches in Brazil (Own + Third Parties)	26,403	27,334	32,746	34,697
Branches Abroad	3	3	5	5
Subsidiaries Abroad	5	5	7	7

Overall Total Service Branches (Brazil + Abroad)	26,411	27,342	32,758	34,709

Finasa – Associated Stores and Auto Dealers (**)	39,542	40,071	33,816	21,151
BMC – Stores and Outlets	–	–	11,357	12,119

Total Branches Containing ATMs in Brazil – Own
Network + Banco24Horas (included in the total) (*)	11,155	11,497	12,957	13,561

ATMs
Own	24,464	24,498	26,735	27,362
Banco24Horas	3,346	3,504	4,221	4,631
Total ATMs	27,810	28,002	30,956	31,993

PAB (Posto de Atendimento Bancário) – branch located in a company, with an employee from the Bank.
PAE (Posto de Atendimento Eletrônico em Empresas) – branch located in a company, with an ATM.
PAA (Posto Avançado de Atendimento) – branch located in cities where there is no bank branch.
(*) In June 2008, there were 1,113 overlapping branches between the Own Network and the Banco24Horas Network.
(**) The reduction was due to the company’s strategic repositioning in personal loans and installment sales in stores.
(1) The merger of Banco Finasa into Banco Finasa BMC is pending approval by the Brazilian Central Bank.

Customer Service Network – Branches

Bradesco and Market Share

Region/State	June 2007			June 2008

	Bradesco	Total Banks	Market	Bradesco	Total Banks	Market
		in the Market(1)	Share (%)		in the Market(1)	Share (%)

North
Acre	5	35	14.3	5	35	14.3
Amazonas	60	152	39.5	61	155	39.4
Amapá	4	27	14.8	4	28	14.3
Pará	49	300	16.3	49	301	16.3
Rondônia	18	89	20.2	18	91	19.8
Roraima	2	19	10.5	2	19	10.5
Tocantins	13	86	15.1	15	89	16.9

Total	151	708	21.3	154	718	21.4

Northeast
Alagoas	11	126	8.7	12(4)	127	9.4
Bahia	208	765	27.2	211(4)	769	27.4
Ceará	92	370	24.9	95(4)	375	25.3
Maranhão	68	231	29.4	68	233	29.2
Paraíba	20	175	11.4	20	177	11.3
Pernambuco	62	483	12.8	67(4)	488	13.7
Piauí	8	117	6.8	8	116	6.9
Rio Grande do Norte	14	150	9.3	15	153	9.8
Sergipe	12	164	7.3	13	165	7.9

Total	495	2,581	19.2	509	2,603	19.6

Mid-West
Distrito Federal	31	316	9.8	34	319	10.7
Goiás	106	567	18.7	111(4)	572	19.4
Mato Grosso	62	248	25.0	63	252	25.0
Mato Grosso do Sul	57	229	24.9	57	231	24.7

Total	256	1,360	18.8	265	1,374	19.3

Southeast
Espírito Santo	39	368	10.6	40	373	10.7
Minas Gerais	284	1,871	15.2	299(5)	1,885	15.9
Rio de Janeiro	260(2)	1,170	22.2	281(2 and 4)	1,732	16.2
São Paulo	1,099(3)	5,962	18.4	1,174(3)(6)	6,028	19.5

Total	1,682	9,911	17.0	1,794	10,018	17.9

South
Paraná	176	1,233	14.3	186(4)	1,243	15.0
Rio Grande do Sul	158	1,476	10.7	165(4)	1,480	11.1
Santa Catarina	113	861	13.1	120(4)	872	13.8

Total	447	3,570	12.5	471	3,595	13.1

Overall Total	3,031	18,130	16.7	3,193	18,308	17.4

(1) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank (in June 2008, we have September 2007 data).
(2) It includes 1 Banco Finasa branch.
(3) It includes 1 Banco Bradesco BBI branch.
(4) It includes 1 Banco Finasa BMC branch.
(5) It includes 2 Banco Finasa BMC branches.
(6) It includes 4 Banco Finasa BMC branches.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil, Internet Banking and Bradesco Celular.

Reassuring the commitment to social responsibility, people with special needs can count on the Bradesco Dia&Noite (Day&Night) Customer Service Channels as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil; and

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network) (which is being extended).

Bradesco Dia&Noite (Day&Night) – ATM Network

Bradesco’s own ATM network has 27,362 machines on June 30, 2008, strategically distributed throughout Brazil. This Network provides fast and practical access to a diverse range of products and services.

In addition, Bradesco’s clients who have debit cards in checking or savings accounts can use 4,631 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Banking Service Outlets

Items	2007		2008

	March	June	March	June

Total Own Network	8,069	8,210	9,194	9,408
– Branches, PABs, PAEs and PAAs	5,489	5,639	6,317	6,504
– Outplaced Terminals	2,580	2,571	2,877	2,904
Total Banco24Horas (*)	3,086	3,287	3,763	4,153
Overall Total	11,155	11,497	12,957	13,561

(*) In June 2008, it includes 1,113 outlets overlapping with own network.

Distribution of ATM Network

N.B.: It includes Banco24Horas ATMs.

ATM Network – Number of Transactions – in thousands

N.B.: It includes the transactions performed in Banco24Horas ATMs.

Main ATM Transactions – million

Items	2007			2008

	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter	1st Half

Number of Cash Withdrawal Transactions	114.1	113.6	227.7	118.6	125.1	243.6
Number of Deposit Transactions	44.2	43.9	88.1	42.1	43.1	85.2

Bradesco has innovated and made available to its clients the largest number of services as possible.

1H08 Highlights

• 25% growth in loans granted, when compared to the same period last year.
• E-finance Award
Social Responsibility Category – Applications for Visually-impaired Customers
• ATM Accessibility for Visually-impaired customers
• Security Key Card for Visually-impaired customers

Bradesco Dia&Noite (Day&Night) – Fone Fácil

With a 24/7 telephone access, the client can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel through electronic and personalized assistance.

By means of specific numbers, the client has access to several other telephone service centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa and Collection. There is also Alô Bradesco and the Ombudsman, channels which are destined to make compliments, suggestions or complaints.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – in thousands

1H08 Highlights

• Consumidor Moderno (Modern Consumer) Award of Excellence in Customer Services
Winner of Premium Bank Category (Prime)
• E-finance Award
Social Responsibility Category – Applications for Visually-impaired Customers
• Security Key Card for Visually-impaired customers

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) manages a Portal, which contains links to 49 related websites, 36 of which are institutional and 13 are transactional.

Since it was first launched, Bradesco has innovated and made available the largest number of online services as possible to its clients.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

Services	Website	Transactions Carried Out
1st Half of 2008

• Bradesco Internet Banking	www.bradesco.com.br	183.4 million

• ShopInvest Bradesco	www.shopinvest.com.br	2.6 million

• ShopCredit	www.shopcredit.com.br	9.4 million

• Bradesco Net Empresa	www.bradesco.com.br	33.5 million

• Bradesco Cartões	www.bradescocartoes.com.br	10.7 million

• Net Empresa – WebTA	Web File Transmission	448.9 million

• Bradesco – Cidadetran	www.cidadetran.com.br	4.2 million

1H08 Highlights

• Awards :
• E-finance categories: Social Responsibility, Security, Home Broker Website, Loan Website and Corporate Customers’ Internet Banking.
• IR Global Rankings: Best Online Annual Report in Latin America, Best Investor Relations Website.
• iBest 2008 Award: Banks and Finances (Bradesco Website) and Electronic Commerce (E-Commerce Site Shopfácil) categories.

Bradesco Dia&Noite – Bradesco Celular (Bradesco Cell Phone service)

Bradesco, the first bank to make available banking services through cell phone, provides balance statement, payments, prepaid mobile phones recharge, transfers, loans, among others, and counts on Bradesco Security Key Card to debit transactions confirmation.

In addition, it makes available Recarga Direta Bradesco (Bradesco Direct Recharge), service which allows recharging prepaid cell phones thorough itself, even if it does not have credits to make calls. It also counts on Serviço de Mensagens Bradesco (Bradesco Message Service), in which the enrolled customers receive information on their credit and debit cards movements in their cell phone.

Services	Website	Transactions Carried Out
1st Half of 2008

• Bradesco – Bradesco Celular	www.bradescocelular.com.br	2.0 million

(*) 957,000 transactions, which were considered in Fone Fácil (453,000) and Internet Banking (504,000) in 1Q08, were reclassified to Bradesco Celular.

1H08 Highlights

• E-finance Award
Security Category – Set
• Bradesco Celular Security Key Card

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding infrastructure capacity, IT and telecommunications are designed to maintain a modern, practical and safe Customer Service Network. The Bank is one of the world's most modern companies, creating a unique advantage for its clients and users in Brazil and abroad.

Investments Evolution – R$ million

	R$ million

	Years					1st Half

	2003	2004	2005	2006	2007	2008

Infrastructure	469	230	245	354	478	248
IT/Telecommunications	1,225	1,302	1,215	1,472	1,621	879
Total	1,694	1,532	1,460	1,826	2,099	1,127

The Information Technology, one of the Organization’s main strategic bases to support and boost business, characterized by its innovation, enables customers to access secure, cutting-edge and easy-use services.

We have reached the final update phase of our hardware, software and data communication park with state-of-the-art equipment. This large replacement and expansion operation benefits both branches and other Service Branches, and also our millions of clients.

We have moved to the new Information Technology Center systems which assist our clients, which account for approximately 65% of all the Bank’s processing activity.

We were the first institution to prepare systems to comply with the recent regulatory measures, specially the statement of the Total Effective Cost of loan operations.

On June 17, 2008, we launched in partnership with Visa, the first contactless card in Brazil, Bradesco payWave, based on double-interface technology: chip and wave antenna. The product will be used for low-value payments through wave.

At the end of the half, and in a pioneering manner, 324 branches had ATMs installed with a modern biometric reader of the veins of the hand. In view of the great acceptance by our clients, the installation is being intensified.

We also point out the actions related to Information Security, especially in access devices to our clients.

Risk Management and Internal Controls

Credit, Market, Liquidity and Operational Risks and Internal Controls

Bradesco Organization deems the risk management essential in all its activities, using it with the purpose of adding value to its business, to the extent that it enables support to the commercial areas in the planning of their activities, maximizing the use of own funds and of third parties, in benefit of shareholders and the company.

It also considers that the risk management activity is highly relevant, due to the growing complexity of services and products offered by the Organization, and also in view of the globalization of its business. Therefore, the Organization is constantly improving its risk management-related activities, duly aligned with the applicable regulations, recommendations and the best international practices, adjusted to the Brazilian reality.

The Organization carries out considerable investments in activities related to risk management processes, especially in the qualification of employees, so as to enhance the quality of the operation and ensure the necessary focus, inherent to these activities, which produce a strong added value.

Corporate Governance

The Corporate Governance process represents the set of practices that aims at optimizing the performance of a company and protect stakeholders, such as shareholders, investors, clients, employees, suppliers etc., as well as at facilitating access to capital, add value to the company and contribute to its sustainability, mainly involving aspects focused on transparency, equal treatment of shareholders and accountability.

Within this context, the Organization’s Risk Management and Internal Controls process counts on the participation of all segments within the scope of Corporate Governance, which comprises from the Senior Management to the several business, operational, product and service areas.

Governance Scope

This structure is aligned with the best market practices, counting on independent Board members, policies and committees with specific functions, establishing rules and procedures, providing human and technology resources focused on the execution of the respective activities.

Risk Management Process

The Organization approaches the management of all the risks inherent to its activities in an integrated manner, within a process, based on the support from its Internal Control structure. This view allows the ongoing improvement of its risk management models, minimizing gaps that could jeopardize their correct identification, classification, evaluation and mitigation.

Risk Management

The structure of the Organization’s Risk Management process allows Credit, Market, Liquidity and Operational risks to be effectively identified, classified, evaluated, monitored, controlled and mitigated in an integrated manner.

In order to ensure unicity to the risk management process, there is a high-level permanent forum with the intention to obtaining synergy among these activities at the Organization. This instance called Integrated Risk Management and Capital Allocation Committee is a Statutory Body, and has as duty to advise the Board of Directors in the approval of institutional policies, operational guidelines and establishment of exposure limits to risks within the scope of the Organization. Additionally, there are three Executive Committees for issues related to Credit, Market, Liquidity and Operational Risk which, among their attributions, suggest the tolerance limits to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee.

Bradesco Organization’s Risk Management Structure:

We also point out the existence of the Risk Management and Compliance Department – DGRC, which is a dedicated and independent department exclusively focused on activities related to integrated risk and internal controls management, reflecting the Organization’s commitment to the theme, besides showing the recommendations enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices. The Department has as duty to coordinate the work to comply with Resolutions 2,554 (Internal Controls), 3,380 (Operational risk), 3,464 (Market Risk) and 3,490 (Required Reference Equity) of the National Monetary Council and with the provisions of the U.S. Sarbanes-Oxley act, Section 404.

The risk management process in the Organization comprises a virtuous circle, which involves:

– Risks identification: present in the daily routine of the business, operations, products and services areas. This activity comprises identification, classification and the assessment of the exposure to risk level and its control effectiveness, work carried out by the Internal Controls Area;

– Risks measurement: it involves the use of a series of methodologies, such as calculation of the expected and unexpected losses, calculation of VaR (Value at Risk), stress tests and use of market benchmarks;

– Risks mitigation: it represents the reduction of the estimated gross weighted risks, leading to acceptable residuals by means of the adoption of actions aiming at transferring or implementing effective controls, periodically revaluated and regularly tested as to its adequate execution;

– Risks monitoring and control: it uses the results of measurement models for the establishment of policies and limits. These limits are divided and monitored daily, weekly, monthly or according to each situation. In addition, we have an integrated management system which incorporates several elements, such as specific models for measurement of each risk, historical data base, adequate internal controls procedures and a qualified team in the risk management function etc.; and

– Risk Report: for each business unit, information aiming at the integrated risk management is reported in analytical and consolidated bases.

New Capital Accord – Basel II

Structure and Fundamentals

One of the main functions of the central banks of several countries is the supervision of the financial system under their jurisdiction, in the sense of avoiding and mitigating possible banking crises which, in case they occur, may deeply affect local economies.

With the financial globalization, a banking crisis in a certain country may affect the banking and economic activities of other countries, with the need for alignment of the supervision activities of the several central banks, so as to level the banking risk measurement criteria and ensure the solvability of the international financial market. This need was met by the Basel Capital Accord of 1988. The main guideline of this accord was the requirement of minimum capital in relation to the credit risk. The supervisors of each country require from the banks under their jurisdiction a minimum capital amount in relation to their portfolio assets, weighted by the risk level determined by the supervisors. Later, in 1996, the Basel Committee on Banking Supervision added market risk as one more risk factor to be considered for capital allocation.

The evolution of the global banking scenario and the acceleration of the integration pace of several financial systems through complex and sophisticated instruments resulted in the need to improve the capital requirement rules established in 1988 and 1996. After more than six years of studies, the New Capital Accord (Basel II), disclosed in June 2004, improved the requirements of the previous accord, based on the “three pillars”:

The First Pillar has two main innovations concerning the previous accord: a) the risk weighing rules which currently are established by the supervising authority may be based on internal models of the banks themselves; and b) the addition to the capital requirement to face the operational risk incurred.

The Second Pillar comes from the fact that the supervising authority excludes itself from the function of determining the risk level of banking assets in the internal evaluation models. The exclusion fundamental is that the banks themselves are best qualified to determine them. On the other hand, the supervising tasks of the banking authority are added to the internal risk measurement processes of the banks under its jurisdiction.

The Third Pillar recommends to the banks a set of minimum information for the disclosure to the market, so that it can make a better evaluation based on the risks incurred by each one of the institutions in their activities.

Implementation in Brazil

As of 1994, the Brazilian Central Bank started disclosing normative rulings based on the orientations given by the Basel Accord (Basel I) for the financial institutions risk follow-up, continuously updated.

In September 2007, the Brazilian Central Bank issued Notice 16,137, which updated the initial schedule defined by Notice 12,746, of December 2004, for implementation of the New Capital Accord (Basel II), as the following table:

2007	– Establishment of the capital allocation installment for operational risk; and
– Regulation disclosed by means of Circular and 3,383 as of April 30, 2008.

2008	– Establishment of eligibility criteria for adoption of internal models for market risk;
– Implementation of a credit risk management structure; and
– Disclosure of criteria to prepare database for internal systems for capital requirement for credit risk.

2009	– Beginning of the validation process of the advanced version for market risk;
– Establishment of criteria to implement the approach based on internal ratings for capital requirement for credit risks; and
– Disclosure of criteria for internal calculation models of capital requirement for operational risk.

2010	– Beginning of authorization process to use the basic approach based on internal ratings to calculate the capital requirement for credit risk.

2011	– Beginning of authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for credit risk;
– Establishment of criteria for the adoption of internal models of capital requirement for operational risk; and
– Disclosure of an authorization process to use internal models of capital requirement for operational risk.

2012	– Beginning of the authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for operational risk.

In accordance with the New Capital Accord, the Brazilian Central Bank published Resolutions 3,380 and 3,464 which deal with the structures for operational and market risk management, respectively. It also published Circulars 3,360, 3,361 to 3.368, 3,388, 3,389 and 3,383, which define the Capital installment methodologies necessary for Credit, Market and Operational Risks, respectively, as well as Resolutions 3,444 and 3,490, which changes the ascertainment rules of the Reference Equity and provides for the ascertainment of the Required Reference Equity, respectively, to be effective as of July 1, 2008.

Implementation of Basel II in the Bradesco Organization

Based on the consulting documents disclosed by the Basel Committee and on the exercises of quantitative impacts (QIS – Quantitative Impact Study) for implementation of Basel II, the Organization, since 2003, prepares in an integrated manner to its adequacy to the requirements proposed by said documents.

In 2004, with the publication of the definite document about the New Capital Accord (International Convergence of Capital Measurement and Capital Standards), an internal implementation plan was established. Under the coordination of the Risk Management and Compliance Department, the plan involves areas of the Organization and is followed by a structure of PMO (Project Management Office), under the responsibility of the Organization and Methods Department.

The main activities established for adequacy are aimed at the:

– historical data storage on default, recoveries and operational losses;

– review and update of the loan granting and recovery models;

– review of limit and guarantee management processes;

– definition, formalization and structuring of data, processes and management of banking and trading portfolios;

– evaluation of the market and liquidity risks data and models;

– definition and formalization of the mark-to-market processes;

– refining of data capture and definition of operational risk management models;

– risk models backtesting structure;

– development and effective application of economic capital models; and

– certification by the internal audit of all processes and models related to Basel II.

All these works follow orientations from an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s CEO, showing the total commitment of our management to the implementation of Basel II.

We believe that the implementation of the approaches of Basel II, connected to the best market practices, will bring to our Organization improvements to the risk management processes.

Integrated Risk Management

A structure dedicated to the consolidated management of risks inherent to the businesses is being set up, aiming at the integrated management and adequate capital ascertainment of the Organization’s activities.

The main attributions are as follows:

  Methodology, ascertainment and follow-up of the Economic and Regulatory Capital in view of risks

  Determination of the scope, relevance and frontiers among risks

  Ascertainment of the concentrations and correlations among the several risks

  Standardization of the information, methodologies and indicators

  Simulations aiming at the optimization of results in view of risks

  Proposal of risk management and capital allocation policies and strategies updates

  Validation and accuracy tests of internal risk models (backtesting)

  Monitoring of changes of risk profiles in view of new processes, activities or products and services

  To follow the work of all Risk Committees and be responsible for the agenda of the Integrated Risk Management and Capital Allocation Committee

Credit Risk Management

Credit Risk consists of the possibility of a counterparty of a loan or financial operation might not intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

Loan Granting

Under the responsibility of the Loan Department, the Organization’s loan process meets the determinations of the Loan Executive Committee and the Brazilian Central Bank, in addition to being based on the pursuit of security, quality, liquidity and diversification in the application of the loan assets.

In a constant search for agility and profitability in businesses, we use methodologies directed and adequate to each segment which the Bank operates, guiding the granting of loan operations and the determination of operational limits when adequate.

Loan Policies

Within rules and Loan Policy, the branches maintain their limit values variable, according to the size and guarantees of operations, whose automatic classification is verified against global risk of client/economic group.

Loan proposals pass through an automated and under parameters system in a continuous improvement process, aimed at supplying indispensable subsidies for analysis, granting and follow-up of loans granted, thus minimizing the risks inherent to loan operations.

For the granting of mass loans, the specialized Credit and Behavior Scoring systems enable greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Loan Executive Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Bradesco Conglomerate, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, taking into consideration the purpose and terms of the loan granted.

Loan Granting

Methodology Used for Client Assessment and Loan Portfolio

The risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define special loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also for the definition of adequate guarantees according to each situation.

The risk ratings for corporate are made on a corporate basis and periodically followed up, so as to preserve the quality of loan portfolio clients.

Regarding individuals, the risk ratings are mainly defined based on their registered reference variables, out of which we point out: income, equity, restrictions and indebtedness, besides standard and past relationship with the Bank.

Credit Risk Control

Aiming at mitigating the credit risk, Bradesco is continuously following up the processes of loan activities, in the improvement, examination and preparation of inventories of credit risk models, the monitoring of credit concentration and on the identification of new components that offer credit risks.

In addition, the efforts, which are focused on the utilization of advanced models of measuring risks and on the continuous improvement of processes, have reflected on performance of the credit portfolio, both in terms of results and solidity, in various scenarios.

The credit risk control is made in a corporative manner, through “Credit and Recovery Portfolio Follow-up” meetings. All meetings are followed by the Executive Board and Officers of the main management areas, and also by the Executive Credit Risk Management Committee, which has the following attributions:

a) to evaluate and recommend risk measurement strategies, policies, rules and methodologies to the Integrated Risk Management and Capital Allocation Committee;

b) to follow and evaluate credit risk and measures taken to mitigate risks;

c) to follow and evaluate alternatives for credit concentration risk mitigation, aware of those people who may cause unexpected and unacceptable losses for Bradesco Organization;

d) to follow the implementation of methodologies, models and corporate credit risk management tools;

e) to evaluate the sufficiency of allowance for loan losses for coverage of expected losses on credit operations;

f) to follow the movements and development of the credit market, evaluating implications, risks and opportunities for Bradesco Organization; and

g) to regularly inform the CEO and the Integrated Risk Management and Capital Allocation Committee about its activities and make the recommendations deemed important.

We point out the following credit risk management activities:

– backtesting and gauging of the models used to measure loan portfolio’s risks;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– concentration analysis, by economic groups, activity lines, regions etc.;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– follow-up of the provisioning on expected and unexpected losses;

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– participation in the evaluation of credit risks upon the creation or review of products.

In addition, the whole process of credit risk control comprises periodical review of projects related to the compliance with the best market practices and requirements of the New Capital Basel Accord. Aiming at improving the management process, all actions in progress are monitored, and we seek to identify and cover new gaps or needs that may arise.

Portfolio Quality

Compared to the previous quarter, the quality of the total active portfolio remains steady at the end of the second quarter due to the growth in the participation of AA-C rated credits in the operations focused on Micro, Small and Medium-sized Companies. In the last twelve months, there was an increase in Corporate and Individual Clients.

Loan Operations – By Rating (in percentage)

Customer’s Characteristics	2007			2008

	June			March			June

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Companies	98.3	0.9	0.8	98.8	0.6	0.6	98.7	0.5	0.8
Micro, Small and Medium-sized Companies	91.9	2.5	5.6	94.0	1.9	4.1	94.3	1.8	3.9
Individuals	88.7	2.1	9.2	89.4	1.9	8.7	89.1	1.9	9.0
Total	92.4	1.9	5.7	93.4	1.6	5.0	93.4	1.5	5.1

Provisioning

The processes to constitute the Allowance for Loan Losses (PDD) meet the requirements of the Brazilian Central Bank, based on Resolutions 2,682 and 2,697 and complementary circulars. The classification process for purposes of regulatory provision is composed as follows:

– evaluation and classification of the client/ economic group: quantitative (economic and financial indicators) and qualitative (registration and behavioral data) aspects, connected to the clients’ capacity to honor their commitments, are considered;

– classification of the operation: evaluation of the client classification connected to the type, liquidity and sufficiency level of the guarantee (s); and

– reclassification by delay and renegotiation.

After all classification steps for provision purposes are carried out, the loss expected in 1 year is evaluated, trying to maintain a minimum coverage margin above this loss in order to ensure impacts by a possible acceleration of default, not captured by means of risk classification models applied to the portfolio. In order to compose this margin, exceeding provisions are constituted, which are allocated in the operations.

In the determination of this margin the highest amplitude of default above 90 days occurred in the last two years and applied on the expected loss in a year of the portfolio is calculated. For the June 2008 portfolio, the minimum margin verified was 18%.

The total provision amount is constituted by the generic (client and/or operation classification), specific (non-performing loan) and exceeding (internal criteria and policies) provisions.

PDD X Delinquency X Loss (Percentage over Loan Operation Balance)

The total volume of allowance for loan losses reached R$8,652 million, representing 5.8% of the total loan portfolio, ensuring a coverage level of 47.2% above the expected loss of 1 year.

It is important to highlight the adequacy of the provisioning criteria adopted, which may be proved by means of analysis of historical data of allowances for loan losses and losses effectively occurred in the subsequent twelve-month period. For instance, in June 2007, for an existing provision of 6.5% of the portfolio, the loss in the twelve subsequent months was 4.6% of the portfolio in that date, that is, the existing provision covered with the margin the loss which really occurred above 40%.

Portfolio Concentration

By Activity Sector

The portfolio distribution by economic activity sector did not have a concentration. Despite their significant participation, operations for individuals are covered. In the last quarter we point out the participation and balance growth of the Services sector (mainly in Civil Construction and Real Estate Activities).

Activity Sector	R$ million

	2007				2008

	March	%	June	%	March	%	June	%

Public Sector	967	1.0	993	0.9	913	0.6	851	0.6
Private Sector	100,506	99.0	107,198	99.1	138,106	99.4	147,557	99.4
Corporate	58,878	58.0	62,504	57.8	81,137	58.4	87,598	59.0
Industry	25,207	24.8	26,880	24.8	33,479	24.1	35,242	23.7
Commerce	15,255	15.0	16,072	14.9	19,896	14.3	21,099	14.3
Financial Intermediates	422	0.4	385	0.4	862	0.6	816	0.6
Services	16,601	16.4	17,723	16.4	25,094	18.1	28,529	19.1
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	1,393	1.4	1,444	1.3	1,806	1.3	1,912	1.3
Individual	41,628	41.0	44,694	41.3	56,969	41.0	59,959	40.4
Total	101,473	100.0	108,191	100.0	139,019	100.0	148,408	100.0

By Flow of Maturities

The term of operations falling due has been extended, mainly due to the CDC/Vehicle and Real Estate Loan Leasing operations, which are, by their nature, of larger term. Operations with term larger than 180 days represented 56.8% of the total portfolio in June 2008, against 52.6%, twelve months ago.

Loan Operations – Flow of Loan Portfolio Falling Due By Terms (in percentage)

By Debtor

In the last twelve months, the concentration levels of loan operations of the total portfolio had a reduction in all intervals of the largest debtors, excepting the 20 largest debtors, and also an improvement in the quality of these assets, with higher participation of the rating “AA and A”.

Loan Operations – Portfolio Concentration (in percentage)

Market Risk Management

Market risk is related to the possibility of loss from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Organization’s assets and liabilities portfolios. This market follows this risk with great interest, which had a significant technical growth over the last years, with a view to avoid, or at least minimize, occasional losses to institutions, due to higher complexity in operations carried out in the markets.

The Organization’s current market risk management policy consists of the daily monitoring of positions subject to market risk and its respective established limits. This monitoring is made by means of VaR (Value at Risk) methodologies, Stress Test and Sensitivity Analysis, as well as the Stop Loss limits and financial exposure.

Market Risk Control

Market risk control is carried out through methodologies and models, which are consistent with the best international practices, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The market risk is followed by the meetings of the Executive Treasury Committee, as well as the Executive Market and Liquidity Risk Management Committee.

The meetings of the Executive Treasury Committee are held every week and are based on the following items:

a) to define operation strategies for optimizing results and present positions held by the Organization;

b) to analyze the national and international political-economic scenario;

c) to follow investment limits in public federal, private, national and international securities;

d) to propose tolerance limits to the exposure to market and liquidity risks for the Risk Integrated Management and Capital Allocation of Bradesco Organization;

e) to follow the limits of VaR (Value at Risk) and Stop Loss of the portfolios;

f) to follow the compliance with the minimum liquidity limit, according to the established policy;

g) to establish operational limits of separation of assets, liabilities and currencies; and

h) to hold special meetings to analyze positions and situations in which the position limits, Stop Loss or VaR, are exceeded.

The meetings of the Executive Liquidity and Market Risk Management Committee are held, at least, quarterly, and this Committee has the following duties:

a) to ensure the compliance with the Organization’s Liquidity and Market Risk Management Policy;

b) to ensure the effectivity of the liquidity and market risk management process within the Organizational scope;

c) to approve, concerning the liquidity and market risk management:

I. the adopted definitions, criteria and procedures;

II. the measures to be adopted, comprising mathematical, statistical and econometric modeling;

III. the implementation and/or change of processes and tools; and

IV. actions plans and strategies for liquidity risk management.

d) to evaluate and submit to validation of the Integrated Risk Management and Capital Allocation Committee of Bradesco Organization:

I. the policy, structure, papers and responsibilities of the Premises involved in the liquidity and market risk management process, as well as the reviews carried out, according to the periodicity established in the regulation;

e) to validate and report to the Integrated Risk Management and Capital Allocation Committee of Bradesco Organization the behavior of results, backtestings of models and other matters deemed pertinent;

f) to follow and validate the information about the exposure level to market risk, consolidated and by Premise; and

g) to create conditions to carry out the review work executed by the internal and independent audits.

Among the main activities of the Market Risk Management Area, which is independent from business management, we highlight:

– to follow, calculate and analyze the market risk of the positions of the Conglomerate, by means of the VaR methodology;

– to follow the Stop Loss limits established for the positions by the Senior Management;

– to do a backtesting of the models adopted for measurement of market risks;

– to prepare sensibility analyses and simulate results in stress scenarios for the Organization’s positions;

– to meet the demands of regulatory bodies concerning the calculation and sending of information related to the exposure to market risk, as well as the requirement of resulting capital; and

– to analyze and follow the evolution of the markets, involving operations, quotations and liquidity of assets, including pricing methods and evaluation of structured operations and derivatives, in addition to calculation systems of volatilities and correlations.

Concerning Resolution 3,464 of the National Monetary Council, which provides for the implementation of the market risk management structure, Banco Bradesco is aligned with the resolutions issued by the Central Bank, regarding policies, strategies and systems for risk management, as well as the realization of stress tests.

Market Risk Analysis

The Organization adopts a conservative posture regarding market risk exposure, with VaR (Value at Risk) limits defined by specific Committees and validated by the Board of Executive Officers, and compliance therewith is daily monitored by an area that is independent to the manager of positions. The methodology used to determine VaR has a reliability level of 97.5% and time horizon of 1 day, with volatilities and correlations used by the models calculated on a statistical basis and adjusted, when necessary, to facts not yet captured by the data used in the models and the sensibility of the participants of the work.

The 2nd quarter of 2008 was characterized by the continuity of the high volatility level in domestic and international financial markets, a fact that has been observed since 3Q07. The maintenance of this volatility was a result of the ongoing problems faced by the North American and European financial systems, as well as of the fear of the deterioration of the delinquency in other sectors out of the real estate market which caused the current crises, resulting in an economic downturn more intense in these regions. On the other hand, the maintenance of a strong growth in the emerging market maintains pressure on prices of commodities, which increases the concerns in relation to the world inflation.

The inflationary pressure within the world scope made some central banks increase their basic interest rates, in an attempt to control larger contaminations in the inflation indexes. However, reactions showed to be still incipient and not enough to bring the world growth under its potential and, thus, minimize global inflationary pressures. In this sense, the uncertainty about the prospective scenario for the activity and world inflation significantly increase the aversion to risk.

In the internal scenario, a cycle of monetary tightness started, with the accumulated increase of one percentage point in the basic interest rate in the last two meetings of the Monetary Policy Committee (Copom). The market expected a more intense and extended cycle due to the deterioration in the inflation scenario, with the expectation that IPCA (Broad Consumer Price Index used in the regime of targets) exceeds the ceiling of the fixed band (6.5% p.a.).

The maintenance of the high volatility level and the higher financial exposure in prefixed risk factors and IPCA coupon contributed to the increased Global VaR in the period.

Risk Factors	R$ thousand

	2006			2007				2008

	June	September	December	March	June	September	December	March	June

Pre-fixed	15,114	13,402	6,729	13,343	26,083	100,199	47,509	9,474	45,426
IGP-M	10,343	7,401	5,865	4,177	14,451	15,176	13,042	6,025	4,529
IPCA	40,855	45,753	17,108	37,787	59,679	171,366	93,481	40,483	51,558
TR	6,164	4,036	2,292	6,110	4,550	10,094	14,973	12,178	20,131
Domestic Exchange Coupon	8,609	745	2,714	467	930	686	2,972	4,318	1,756
Foreign Currency	851	5,734	3,154	420	5,107	6,182	969	1,975	1,343
Variable Income	2,935	1,198	1,552	2,743	967	1,450	5,527	2,823	6,629
Sovereign/Eurobonds and Treasuries	41,098	16,998	9,420	20,861	17,493	38,229	39,444	50,946	24,350
Other	1,002	250	73	70	5,328	9,134	9,329	8,585	4,738
Correlation/Diversification Effect	(41,206)	(18,765)	(15,976)	(18,005)	(68,877)	(209,561)	(118,306)	(48,984)	(37,433)
VaR	85,765	76,752	32,931	67,973	65,711	142,955	108,940	87,823	123,027
Average VaR in the Quarter	71,419	75,632	62,887	55,083	75,392	113,938	116,904	81,944	148,491
Minimum VaR in the Quarter	37,556	52,850	32,931	33,700	52,317	42,385	81,539	47,233	88,372
Maximum VaR in the Quarter	100,305	107,750	82,635	78,357	109,539	175,989	139,561	105,812	187,364
N.B.: Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). The main purpose of the backtesting is to monitor, validate and evaluate the adherence to the VaR model, and the number of disruptions must be in accordance with the reliability interval previously established in the modeling. The following chart shows the daily VaR and the corresponding result of the last 12 months, in which the adverse results exceed estimated VaR only twice, that is, the number of disruptions is within the limit defined by the reliability level of the model adopted, showing its consistency.

Backtesting – VaR Global

N.B.: the points located below the line represent the rupture of the VaR statistical model used.

With the purpose of estimating the possible loss not included in VaR, Banco Bradesco daily evaluates the possible effects on the positions of stress scenarios. Stress Analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are determined for risk factors in which the Trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of the average estimated loss in a stress situation would be lower than R$344 million in the 2nd quarter of 2008, and the maximum estimated loss is approximately R$590 million. In the quarter analyzed, the positions which would contribute the most, in terms of risk in a stress situation, were related to the prefixed risk factors and IPCA coupon.

Trading Portfolio Stress Analysis	R$ thousand

	Without Diversification					With Diversification

	2007			2008		2008

	June	September	December	March	June	March	June

Stress Analysis – Trading Portfolio	623,524	889,505	626,632	275,693	272,232	81,108	209,266
Average in the Quarter	580,716	667,328	817,837	461,661	510,592	221,587	343,720
Minimum in the Quarter	340,138	473,897	626,632	232,787	294,611	81,108	109,822
Maximum in the Quarter	864,533	934,854	983,025	626,992	823,568	378,245	589,580

Besides the follow-up and control of VaR and stress analysis, a Sensitivity Analysis is made daily, which measures the effect on the portfolio of the movement of the market curves and prices for existing positions.

Liquidity Risk Management

The liquidity risk management is made by the Department of Operational Control and is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

Liquidity Risk Control

The Organization has a Liquidity Policy approved within the scope of the Executive Treasury Committee. The positions are consolidated and distributed daily – some are updated in real time – to the Risk Management and Compliance Department, the Treasury Department and Board of Executive Officers. In this policy, the minimum liquidity levels that the Organization intends to maintain are defined, as well as the liquidity management instruments in a normal scenario and a crisis scenario. The policy and controls established fully comply with Resolution no. 2,804 of the National Monetary Council.

The several reports cover historical information, which allow the Organization to assess the behavior and level of liquidity maintained, as well as simulations for the period of at least one year. The simulations are made with Budget and information of scenarios produced by the Department of Research and Economic Studies.

Operational Risk Management

Under the corporate scope, the Organization defines Operational Risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the partial or total interruption of its basic activities. This definition includes the Legal Risk, but do not consider Strategic and Image Risks.

Operational Risk Control

The operational risk management is based on the preparation and implementation of methodologies, criteria and tools that standardize the form of collection and treatment of the loss historical data and is aligned with the Brazilian Central Bank regulations, the BIS (Bank for International Settlements) recommendations and the best market practices.

The operational risk management is supported on a corporate system, called Operational Risk and Internal Control (ROCI), whose capability and advantage is keeping and integrating in a single data base operational risk (quantitative standards) and internal controls (qualitative standards) information, also meeting the requirements established in Section 404 of U.S. Sarbanes-Oxley Act.

This system will increment the Organization’s Operational Risk management process, as it enables the calculation for capital allocation related to Standardized Methodologies and, mainly, improves the activities of capture, classification and monitoring, in addition to strengthen the loss analysis, measurement and mitigation process, carried out by the Operational Risk Area. It also meets the schedule established by the Brazilian Central Bank, by means of the Notice 16,137/07 and the requirements in Resolutions 2,554/98, 3,380/06 and 3,490/07 which provide for the implementation of the internal controls system, operational risk management structure and Required Reference Equity, respectively, and Circulars 3,078/03 and 3,383/08, which rule the Internal Controls System in consortium management companies and the calculation of capital allocation installment for operational risk, respectively, and also the recommendations included in the New Capital Basel Accord.

The historical data base of losses arising from operational risk completed 4 years and a half of storage in June 2008 and is in compliance with the minimum provided for in paragraph 672 of the New Capital Accord for application of the Advanced Methodology (AMA – Advanced Measurement Approach). The data for preparation of calculations for this type of approach are obtained by means of accounting accounts opened exclusively for registration of losses resulting from operational risk events. Based on this information internally obtained we made the calculations related to the advanced approach for capital allocation separated by company which comprises the financial consolidated.

The centralized operational risk management comprises all activities of the Organization, including the ones of the Grupo Bradesco de Seguros e Previdência. As a result of this strategy, it was possible to obtain synergy and rationalization of resources, for the convergence of implementation of concepts of Basel II and Solvability II, unifying the criteria in the scope of the Organization, in conformity with Resolution no. 3,380 in what concerns the financial economic consolidated statement.

Operational Risk Standardized Approaches

The Brazilian Central Bank published in April 2008 Circular 3,383 and Circular Letters nos. 3,315 and 3,316 which describe the procedures for the calculation of the portion of the Required Reference Shareholders’ Equity (PRE) related to the operational risk (POPR). For purposes of operational risk management and respective capital allocation, the concepts required by the Brazilian Central Bank comprise the following approaches:

– Basic Indicator: application of a single percentage of 15% on the gross result for the last six half years.

– Standardized Alternative: it segregates the Gross Result of the last six half years in eight Business Lines, six of them focused on the mentioned Result, replacing it for the remaining two ones by the averages of amounts of the Loan Portfolios, applying on them the fixed percentage of 3.5% and, subsequently, on the amounts ascertained, 12% for Retail and 15% for Commercial.

– Standardized Simplified Alternative: it segregates the Gross Result of the last six half years in two Business Lines, the first represented by the sum of the average of the amounts of Loan Portfolios and of the Gross Result of the TVM Portfolio, applying on this the fixed percentage of 3.5% and then 15% (Factor ß1), and on the second, represented by the Gross Result of the other Business Lines it is applied the percentage of 18% (Factor ß2).

Methodology Adopted by the Organization

Pursuant to provision in Circular no. 3,383/08, the Organization adopted the Standardized Alternative Methodology for calculation of Required Reference Equity (PRE) installments related to Operational Risk (POPR).

The Standardized Alternative Methodology, as well as the Business Lines and the documentation of process supporting this approach method, which provides greater knowledge of the Organization’s products and services, convergence of the concepts adopted by the other risks (credit and market), were validated by the Executive Operational Risk Management Committee on May 16, 2008, approved by the Board of Directors on May 26, 2008, and informed to the Brazilian Central Bank on May 27, 2008, according to Notice no. 16,913.

We show in the table below the capital allocated for the period from July 1 to December 31, 2008, considering the reduction percentage set forth in Resolution 3,383/08.

Approach	June 2008

	R$ thousand	%

Standardized Alternative	283	100.0

Corporate Finances	5	1.72
Negotiation and Sales	91	31.96
Retail	53	18.84
Commercial	57	20.19
Payments and Settlements	51	18.06
Financial Agent Services	7	2.62
Asset Management	18	6.26
Retail Brokerage	1	0.35

Operational Risk Advanced Approach

Based on the recommendations in the New Capital Accord, rules disclosed by means of Resolution 3,380 and information of losses stored in our database, we are under process of construction of proprietary models for management and value calculation of capital allocation by means of the Advanced Approach Methodology (AMA – Advanced Measurement Approach), which is the purpose of the Organization.

For this purpose, we use the Loss Distribution Approach methodology (LDA), which comprises the estimate of distribution of severity (loss amount) and frequency (number of events) for each Business Line and Loss Event. In order to model the severity, we use statistic distributions, from which we point out the exponential, gamma, weibull and lognormal. For the modeling of the frequency distribution, we use distributions of poisson, geometric and negative binomial.

Based on the simulation methodology of Monte Carlo, we carried out the simulation of distributions of severity and its frequency. Thus, it is possible to determine the distribution of aggregated loss that reflects the estimate of Expected Loss (EL) and exposure to risk in the horizon of certain period of time (monthly, quarterly, annually etc.), considering the business and control environment existing at the time of the calculations. In the simulation methodology of aggregated losses, the possibility of using the correlation between events of loss or business lines is included, allowing a more accurate determination of the capital related to the exposure of operational risk. Key indicators of risk, controls and analysis of scenarios are used to estimate loss models considering changes in business and control environments. We constantly try to update this information with the Organization’s Departments and Affiliated Companies, with the purpose of carrying out the calibration of the models and studies internally practiced.

We consider the exposure to the operational risk, that is, the capital to be allocated, as the Unexpected Loss (UL), which is represented by the difference obtained between the Expected Loss (EL) and the VaR (Value at Risk) measure with 99.9% of reliability, which will be reflected on future capital allocations by the Advanced Approach Methodology. Additionally, we calculated the TVaR (Tail Value at Risk) measure, which is the expected loss value in case this is higher than the VaR with 99.9% of reliability. Below there are the classifications of losses arising from the operational risk:

Aggregated Loss Value

We are under contracting process to be part of the world consortium of database of losses for financial institutions, called ORX (Operational Riskdata eXchange Association) to use information made available with the intention of assisting in the calculations of analyses of scenarios and comparisons of the positioning of the Organization concerning large global players in relation to loss events.

For a better understanding of the following tables, we present the definitions of the 8 categories of loss events and 9 business lines composing the matrix 8 x 9 adopted in our internal model of behavior analyses of operational losses.

Loss Events

1. Internal Frauds – fraudulent actions practiced by an employee of the Organization or with his/her indirect participation.

2. External Frauds – fraudulent actions practiced by clients or third parties.

3. Human Resources – practices related to the management of human resources, labor demands, security and occupational medicine.

4. Commercial Relations – improper commercial practices used in the trading of products and services to clients or in the relationship with third parties, suppliers, service providers etc.

5. External Events – damages in premises and equipment and to persons, as well as facts which result or not in the total or partial interruption of the Organization’s basic activities.

6. Information Technology – failures in equipment, systems and/or technological infrastructure which result or not in the total or partial interruption of the Organization’s basic activities.

7. Processes – deficiencies in the drawing of products and services or in the execution of the operational and control activities.

8. Regulatory – modifications established by governmental authorities that interfere in the private relations and change rights and obligations legally contracted.

Business Lines

1. Corporate Finance – businesses focused on mergers, acquisitions and incorporations of companies, as well as structuring of financial and investment operations, comprising national or foreign funds.

2. Negotiation and Sales – domestic and foreign treasury operations.

3. Retail – banking operations related to active and passive products and mass services for the large public.

4. Commercial – operations that provide funds for short and medium-term loans and financings for commerce, industry and companies that provide services.

5. Payments and Settlements – services related to payments and collections, transfers of funds, compensation and settlement of client orders.

6. Financial Agent Services – front office services provided in outlets made available to clients, whose back office activities are processed in a centralized manner in back-office units, also comprising revenues ascertained with custody of securities, letters of credit, guarantees, sureties, etc.

7. Asset Management – services related to the management of funds and third-party resources, whose management is separated from those pertaining to the own portfolio.

8. Retail Brokerage – provision of services related to the intermediation of securities, comprising operations carried out on the stock exchange, of mercantile and futures.

9. Corporate – it comprises loss event values not liable of registration in any regulated Business Line, ie., not necessarily connected to commercialized products or services provided by the Organization.

Operational Risk Analysis

The Brazilian Central Bank required in April 2008 the participation in an impact study of operational losses recorded, called LDCE (Loss Data Collection Exercise), promoted by the Basel Committee by means of AIGOR (Accord Implementation Group –Operational Risk Subgroup). The period required was from January 2005 to December 2007 and applied to the financial consolidated. The recovery concept accepted in the calculation of the exposure to the risk would be only that coming from insurance.

We participated in this study and sent all Banco Bradesco’s and related financial companies’ data. For calculations informed in this study, we did not use external loss database, key indexes of risk, scenarios or changes in the Organization’s control environment.

Below, we present the result of this study focused on frequency and severity related to more relevant Loss Events and Business Lines, considering the period from January 2005 to March 2008.

Distribution of Loss Events by Amount Range

Distribution of Loss Events by Amount

* Amount related to “Others” item, which includes Human Resources, Regulator Internal Frauds, Commercial Relations, IT and External Events.

Distribution of Loss Events by Business Line

(*) Amount related to Retail Bank Business Line

Distribution of Loss Event

Business Continuity Management – GCN

The business continuity management process is dealt with on a corporate basis, comprising the essential activities of the Organization. The responsibilities and duties are defined and divided into three layers: the Board of Executive Officers operates in the strategic level, represented by the Executive Information Security Committee; in the tactic level the DGRC – Risk Management and Compliance Department, which constituted the PCN Management area, operates; and the Organization’s Departments and Related Companies act in the operational level.

Management Model and Business Continuity Control

The Business Continuity Management is based on the preparation of the respective plans for the several essential activities of the Organization using methodologies and tools that unify the form of the collection and treatment of data, as well as the documentation of PCN processes.

Methodology

The methodological approach applied to the development of the internal work is supported by rules and recommendations extracted from the main national and international institutes, namely:

– NBR 15999-1 – Brazilian Rule on Business Continuity Management;

– BCI – The Business Continuity Institute – GRB; and

– DRII – Disaster Recovery Institute International – USA.

We present below the life cycle of the methodology developed which comprises six phases:

– Phase 1: Presentation and Awareness

– Phase 2: Planning

– Phase 3: Development

– Phase 4: Simulation and Scheduled Tests

– Phase 5: Maintenance

– Phase 6: Simulation and Non-Scheduled Tests

Phase 1 presents the needs for the development of the project, such as the indication of the business processes and respective responsible persons.

In Phase 2 the interviews with the areas and persons identified in the previous phase are planned. In this phase the presentations of awareness to the other functional levels are also carried out.

In Phase 3, we point out the application of three PCN tools:

– Impact Analysis on the Businesses: where we use a market software to assist in the identification of critical processes and respective support assets;

– RAV – Visual Analysis Report: methodology internally developed to identify the evaluation of risks which surround a business environment, either internally or externally;

– Documentation of Plans and Resources: where we use a market tool which allows the standardization of the information of plans and the management of the periodicity they are updated by the Premises and Related Companies.

Phases 4 and 5 ensure the continuity of the maturity process of the plans, reaching item “To manage” of the life cycle previously shown.

Phase 6 includes the application of a simulation and non-scheduled test of a certain plan, ensuring that the teams are also prepared for the surprise element.

Composition of a PCN

It is comprised of a set of three plans (PAC, PRD and PCO) which describes how the Organization will respond to an event, ensuring that the critical functions of the business return to an acceptable level of operation within a desirable term. It involves necessary human resources, with duties previously established for operation before, during and after an event.

– PAC – Crisis Management Plan

It comprises the operation of teams before, during and after the occurrence of any event that may affect the continuity of the Organization’s critical processes.

– PRD – Disaster Recovery Plan

It has the purpose to document the set of alternative procedures to be adopted by the technical support area upon the non-operation of a technical resource (systems, communications, components, etc.), aiming at its recovery after the event.

– PCO – Operational Continuity Plan

It is a set of scenarios of non-operation previously defined and respective procedures, aimed at maintaining the continuity of the critical processes and/or services of a Premise, also considering the lack of components that support them.

Awareness and Training

Initiatives to disclose the culture about PCN, carried out by means of lectures to all employees of a Premise. The training is based on the disclosure of basic PCN concepts and also about the use of corporative tools.

Internal Controls Management

The Controls Area is one of the units of the Risk Management and Compliance Department, and it is responsible for the definition and disclosure of methodologies, criteria, procedures and instructions of technical nature to Compliance Agents in the Organization’s Departments and Related Companies, with a view to ensure the standardization of inherent activities, the normative compliance and the effectivity of internal controls, also pursuant to the US Sarbanes-Oxley Act –Section 404.

According to what was established in the Policy, the management of internal controls is exercised by means of activities directed to the identification, classification, and measurement of risks, evaluation of controls, monitoring and regular report of results to the Internal Controls and Compliance Committee, a statutory body, which has the following duties, among others:

a) to evaluate the effectivity and compliance with the Organization’s Internal Controls System;

b) to evaluate whether the recommendations of improvements in internal controls were duly implemented by the managers;

c) to certify the conformity of procedures, rules, regulations and applicable laws; and

d) to appreciate the reports issued by the Regulatory Bodies and Internal and External Audits concerning the deficiencies of internal controls and respective measures taken by the areas involved.

The Internal Controls and Compliance Committee, each half year, issues an opinion on the effectiveness of the Internal Controls System maintained in the Organization and submits it to the approval of the Board of Directors at a specific meeting about the subject.

The diagnoses on the effectivity of the Internal Controls System, are also regularly submitted to the evaluation of the Audit Committee, by means of meetings.

Internal Controls Management Methodology

The Organization’s internal controls and risk management methodology gathers the use of approaches, computerized tools, organizational and people structure, management processes and models. In order to maintain the effective and harmonic operations of these components, Bradesco carries out constant qualification and training programs, the diffusion of the culture and awareness of employees and the reviews of policies.

In this context, the Organization obtained in June 2008, according to Form 20-F filed with the SEC –U.S. Securities and Exchange Commission, the certification of its internal controls, audited by PricewaterhouseCoopers, focused on the preparation of the financial statements related to the fiscal year ended on December 31, 2007, in accordance with the provisions set forth in the U.S. Sarbanes-Oxley Act – Section 404.

Continuous Improvement

The Organization exercises in a comprising manner the management of its main risks based on a methodology that gathers 4 large activities disposed in a logical sequence of execution which, when concluded, offers enough support to assert that its Internal Controls System is effective. For operational processes, such methodology is aligned with the structure of COSO (Committe of Sponsoring Organizations), of Cobit (Control Objectives for Information and Related Technology) for the Information Technology environments and requirements of CLC (Company Level Controls) established by PCAOB (Public Company Accounting Oversight Board), for aspects focused on Corporate Governance; all of them adherent to the regulations of the Brazilian Central Bank and to the principles recommended by the Basel Committee.

Methodology

Activity 1 – it consists in the application of questionnaires to the Organization’s employees with the purpose of evaluating the levels of knowledge, understanding and compliance, about issues involving integrity, moral and ethical values, policies and rules inherent to the risk and internal controls management.

Activity 2 – to measure the exposure to risks, check the existence and adequacy of the inherent control drawing and exercise management on them.

Activity 3 – to identify gaps, promote the preparation and follow the implementation of action plans to correct anomalies or improve existing controls.

Activity 4 – to ensure, upon the formal execution of tests, that the control drawing is adequate and that the activity of controlling has been exercised correctly and regularly.

Compliance Agents are responsible for executing activities for identification, classification, assessment and monitoring of risks and controls, as well as performing adherence tests and preparing action plans, according to models defined by the Internal Control Area.

Analysis of Internal Controls

The risks and controls of the Organization undergo an inventory process in the visions of Process and Management an reach operational environments, of technology and of management of access to information and, on December 31, 2007, totaled 1,829 key controls, corresponding to 31,701 adherence tests planned to be executed during 2007.

In the table below we show the results of adherence tests executed until June 30, 2008, comparatively to the half-years of the last two years.

Result - Adherence Tests

The non-compliances identified are represented by punctual and immaterial failures, related to the protection of evidences, which do not affect the effectivity of the controls.

As for Self-Evaluation, annually applied, we show below the results of the one carried out from October to November 2007, represented by 7,590 questionnaires –11% of the number of employees of the Organization –equivalent to the total of 288,420 questions, whose consolidation and analysis of the answers were concluded in February 2008.

Results – Self-Assessments

Level	2007

	Basic to	Good and
	Reasonable	Great

I know it	16.4%	83.6%
I understand it	18.6%	81.4%
I use it	9.1%	91.0%
TOTAL	15.2%	84.8%

Subject	2007

	Basic to	Good and
	Reasonable	Great

Code of Ethics	18.5%	81.5%
Money “Laundering” Prevention	11.5%	88.5%
Information Security	11.0%	89.0%
Internal Controls	13.4%	86.6%
Operational Risk	47.4%	52.6%
Other Subjects	13.9%	86.1%
TOTAL	15.2%	84.8%

Subjects presenting higher Good and Great concept percentages are those with more maturity time and purposes of mass campaigns to employees.

Money “Laundering” Prevention

The Organization maintains specific policies, processes and systems to prevent the use of its structure, products and services for money “laundering”, illegal businesses, connected to corruption or, also, to the financing of terrorism. Significant investments are made in the training of its employees, with programs in several formats such as videos, e-learning and presence courses, including specific courses for areas in which the activities require them. A multidepartment commission evaluates the pertinence of the submission of the suspicious or atypical cases identified to the proper authorities, whether the operation has been carried out or not. The Prevention and Fight against Money “Laundering” and Financing to Terrorism Executive Committee meets on a quarterly basis to evaluate the progress of the works and the need to adopt new measures with the intention to align the Organization’s Program of Prevention and Fight against Money “Laundering” and Financing to Terrorism to the rules issued by the regulatory bodies and to the best international practices.

Information Security

Information Security basically comprises a set of controls, including policies, processes, organizational structures and security rules and procedures. It aims at protecting clients’ and the Organization’s information, in the confidentiality, integrity and availability aspects.

Bradesco Organization created the Corporate Policy on Information Security, whose guidelines are made available on our website, and maintains a formal infrastructure, whose purpose is to promote the corporate management of Information Security, and thus providing effective protection to Information Assets. The Corporate Policy on Information Security includes Privacy Guidelines, voluntarily set forth by Bradesco Organization, aiming at protecting the privacy of its clients’ data. This reflects the values of the Organization and reassures its commitment to the continuous improvement of Data Protection process efficiency.

Capital Management

The Organization's capital management tries to optimize the risk to return ratio, in such a way to minimize losses through the well-defined business strategies and maximizing efficiency in the combination of factors impacting on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) in June 2008 – R$ million

Calculation Statement

Calculation Statement	Financial Consolidated (1)	Total Economic- Financial Consolidated (2)

Shareholders' Equity	33,711	33,711
Decrease in Tax Credits pursuant to Bacen Resolution 3,059	(102)	(102)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(313)	(414)
Decrease in gains/losses of adjustments to market value in DPV and
derivatives pursuant to Bacen Resolution 3,444	713	713
Minority Interest/Other	87	163
Reference Shareholders’ Equity Level I	34,096	34,071
Gains/losses sum of adjustments to market value in DPV and
derivatives pursuant to Bacen Resolution 3,444	(713)	(713)
Subordinated Debts/Others	10,638	10,638
Reference Shareholders’ Equity Level II	9,925	9,925
Total Reference Shareholders’ Equity (Level I + Level II)	44,021	43,996
Deduction of Instruments for Funding pursuant to Bacen Resolution 3,444	(46)	(481)
Reference Shareholders’ Equity	43,975	43,515
Risk-Weighted Assets	306,398	336,867
Capital Adequacy Ratio (%)	14.35	12.92
• Level I	11.12	10.11
• Level II	3.25	2.95
• Deduction – Instruments for Funding	(0.02)	(0.14)
Ratio Variation (in percentage)
Ratio in June 2007	18.17	16.11
Movement in the Reference Shareholders’ Equity:	2.95	2.46
• Net Income for the Period	3.89	3.46
• Interest on Own Capital/Dividends	(1.39)	(1.23)
• Adjustment to Market Value – TVM and Derivatives	(0.46)	(0.41)
• Capital Increase through Subscription, Share Merger and Goodwill	0.95	0.85
• Subordinated Debts	0.13	0.12
• Instruments for Funding	(0.02)	(0.21)
• Others	(0.15)	(0.12)
Movement in Weighted Assets:	(6.77)	(5.66)
• Securities	0.01	(0.46)
• Loan Operations	(2.02)	(1.53)
• Tax Credit	(0.33)	(0.29)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(2.01)	(1.62)
• Memorandum Accounts	(0.70)	(0.55)
• Other Assets	(1.72)	(1.20)
Ratio in June 2008 (3)	14.35	12.92

(1) Financial companies only.
(2) Financial and non-financial companies.
(3) Article 9 of Circular 3,367 of Bacen provides for the option for the exclusion prerogative, for purposes of Capital Adequacy Ratio determination, of the short position in foreign currency, including computing the tax effects, carried out with the purpose of providing hedge for the interest in investments abroad. Should we choose this prerogative, the Capital Adequacy Ratio on June 30, 2008 would be 17.33% in the Financial Consolidated and 15.31% in the Financial-Economic Consolidated.

Capital Allocation – New Capital Accord

Below there is a comparison among the regulatory capital allocation amounts based on data of June 30, 2008, according to New Capital Accord, standardized approach, pursuant to the Brazilian Central Bank Resolutions and required by Basel I:

	R$ million			R$ million

Basel I	Financial	Economic-	New Capital Accord	Financial	Economic-
		financial			financial

Credit Risk			Credit Risk
Products			Products
Loan Operations	15,052	15,045	Loan Operations (Not Retail)	8,564	8,564
Guarantees Provided	3,040	3,045	Loan Operations (Retail)	5,427	5,427
TVM Operations	2,028	5,803	Guarantees Provided	2,947	2,957
Other Assets	6,511	6,095	Loan Commitments	1,766	1,766
			TVM Operations	1,644	3,068
			Other Assets	6,661	5,524
Total	26,631	29,988	Total	27,009	27,306
% in PRE	79.0	80.9	% in PRE	80.9	79.3

Market Risk			Market Risk (1)
Installments			Installments
Foreign Exchange	5,798	5,798	Foreign Exchange	5,798	5,798
Prefixed Interest Rate (in R$)	1,274	1,269	Commodities	10	10
			Shares	40	369
			Interest Rate	258	658
			Prefixed in R$ (2)	23	25
			Foreign Exchange Coupon	39	39
			Price Index Coupon	193	591
			Interest Rate Coupon	3	3
Total	7,072	7,067	Total	6,106	6,835
% in PRE	21.0	19.1	% in PRE	18.3	19.9

Operational Risk			Operational Risk
Not Applicable.			Business Lines
			Corporate Finances	5	5
			Negotiation and Sales	91	91
			Retail	53	53
			Commercial	57	57
			Payments and Settlements	51	51
			Financial Agent Services	7	7
			Asset Management	18	18
			Retail Brokerage	1	1
			Total	283	283
			% in PRE	0.8	0.8

Required Reference Shareholders' Equity (PRE)	33,704	37,055	Required Reference Shareholders' Equity (PRE)	33,398	34,425
Reference Shareholders' Equity	43,975	43,515	Reference Shareholders' Equity	43,975	43,515
Capital Surplus	10,271	6,460	Capital Surplus	10,576	9,090

(1) Market Risk: situation at the last business day of June 2008, considering the parameters disclosed on July 1, 2008.
(2) For the Prefixed Interest Rate in real, the Standard VaR multiplied by 1.57 was used.

Considering Basel I rules, a R$6.5 billion capital surplus was calculated for the Economic-financial Consolidated which, pursuant to New Capital Accord, would be R$9.1 billion. Should we exclude the total hedge position of investments abroad, as set forth by Article 4 of Circular 3,389, we would have a surplus of R$12.3 billion for Basel I and R$14.9 billion for New Capital Accord.

Cards

	2007			2008

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Card Base – in thousands	60,254	63,196	63,196	72,971	77,952	77,952
Credit	13,924	15,406	15,406	18,423	19,656	19,656
Debit	40,543	41,023	41,023	44,412	45,730	45,730
Private Label	5,787	6,767	6,767	10,136	12,566	12,566
Revenue – R$ million	11,825	12,627	24,452	14,861	15,629	30,490
Credit	7,232	7,767	14,999	9,169	9,704	18,873
Debit	3,810	3,857	7,667	4,611	4,835	9,446
Private Label	783	1,003	1,786	1,081	1,090	2,171
Number of Transactions – in thousands	177,911	186,856	364,767	222,322	228,593	450,915
Credit	86,447	92,072	178,519	112,278	115,157	227,435
Debit	81,323	82,524	163,847	94,782	98,755	193,537
Private Label	10,141	12,260	22,401	15,262	14,681	29,943

Credit Cards

By making available to its clients the most complete line of Credit Cards in the country, Bradesco has been increasing its share in the segment. It provides Visa, American Express, MasterCard and Private Label credit cards, which stand out for the range of benefits and convenience offered to its associates.

With the purpose of protecting more and reducing the fraud incidence, Bradesco started the expansion process of the chip credit card base of the Visa banner for the International, Gold and Platinum modalities of individual clients of the Varejo (Retail) and Prime segments.

Taking another step forward and showing its capacity and innovation in the implementation of new technologies which provide security, agility and convenience to its customers, Bradesco, in partnership with Visa and Visanet, launched the first contactless credit card with brand in Brazil, with which the customers are no longer required to enter a password or insert the card in a payment machine; they must only wave the card near the reader for the payment. The pilot project of the new card will take six months, during which up to 3,000 people, including employees and customers, will try it, whose main advantage is the agility, since the transaction takes less than one second to be approved.

In June 2008, Bradesco increased by 27.6% its Credit Card base compared to June 2007. The number of transactions in 1H08 climbed 27.4% in relation to the same period of the previous year.

The revenue for 1H08 reached R$18.9 billion with a 25.8% increase compared to 1H07.

In June 2008, Bradesco’s American Express card base reached a growth higher than 52% since the acceptance of the control of this operation in 2006.

Credit Card Base – thousand

Credit Card Revenue – R$ million

Debit Cards

Bradesco closed June 2008 with 45.7 million Debit Cards, 11.5% higher than the base of June 2007. In 1H08, the average number of transactions per card grew 6.0% compared to the same half of the previous year. The total number of transactions made by Debit Card in 1H08 was 193.5 million, a 18.1% growth compared to 1H07.

In terms of revenue, there was an increase of 23.2% over 1H07. The financial volume reached R$9.4 billion in 1H08.

Debit Card Base – thousand

Debit Card Revenue – R$ million

Private Label Cards

In this market, Bradesco operates in the issuance of cards by means of operating agreements with retail stores that operate in the segments of electrical appliances, supermarkets, department stores, clothing, drugstore and cosmetics. Agreements with the stores Casas Bahia, Comper, Carone, Dois Irmãos, G. Barbosa, Coop, LeaderCard, Esplanada (Grupo Deib Otoch), Luigi Bertolli, Panvel, Drogasil, O Boticário and Colombo can be highlighted. The agreements are a way to appreciate and make their clients loyal, making available the access to bank products and services.

In 1H08, revenue added up to R$2,171 million, with 29.9 million transactions, closing the period with 12.6 million cards in the base, figures substantially higher than the ones recorded in the same period of 2007: revenue added up to R$1,786 million, with 22.4 million transactions and 6.8 million cards in the base.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco constituted Visa Vale and actively participates in the distribution of its cards.

The value proposal for this business, in addition to reducing the operational cost, increases the efficiency of means of payment with 100% of the electronic transactions, and offers higher security and convenience for companies and employees.

In 1H08, Bradesco contributed with a base of 1.7 million Visa Vale Cards, representing a growth of 27.2% compared to 1H07. Revenue in 1H08 amounted to R$1,210 million, a growth of 25.1% compared to 1H07.

Card Revenues

Card services revenue reached, in 1H08, R$1,390.4 million, a growth of 22.2% compared to 1H07, due to the outstanding performance mainly in revenues on purchases and services.

The revenues coming from financing had a 52.2% increase compared to 1H07, reaching R$1,539.4 million.

Credit Card Assets

In 1H08, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases or by installments, increased by 33.7% compared to the same period in 2007, ending the half with R$13.6 billion.

Assets Generated by the Credit Card Business – R$ million

Social-environmental Responsibility

Since 1993, Bradesco Cartões promotes social-environmental and humanitarian actions, transferring to philanthropic entities part of the annual fees of cards. It is worth to point out the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz cards. At the beginning of 2008, they entered into an agreement with Fundação Amazonas Sustentável for the issuance of affinity cards.

International Area

The International Area presents the following framework:

10 Units Abroad (Branches and Subsidiaries)

Branches:

New York	– Bradesco
Grand Cayman	– Bradesco (2) and BMC
Nassau	– Bradesco

Subsidiaries:

Buenos Aires	– Banco Bradesco Argentina S.A.
Luxembourg	– Banco Bradesco Luxembourg S.A.
Tokyo	– Bradesco Services Co., Ltd.
Grand Cayman	– Cidade Capital Markets Ltd.
Hong Kong	– Bradesco Trade Service Ltd.

12 Operating Units and 13 Exchange Platforms in Brazil

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 13 exchange platforms located in ABC, Belém, Caxias do Sul, Franca, Goiânia, Guarulhos, Joinville, Jundiaí, Londrina, Novo Hamburgo, Ribeirão Preto, Santos and Sorocaba.

In the other regions of the country, the International Area, regarding the business prospecting and opportunities with clients/ potential clients, is represented by the business units and branches of the Corporate, Middle Market and Retail segments, reporting to the operating unit or nearest exchange platform.

The numbers presented below, based on 1H08, show once again the commitment of the Bradesco Organization, here represented by the International Area, supporting the expansion, strengthening and consolidation of the exchange market and Brazilian foreign trade.

Export Market

At the end of 1H08, the International Area recorded total contracted exports of US$21.5 billion, which allowed surpassing in 11.4% the amount of US$19.3 billion contracted in 1H07. It is worth highlighting that the growth presented in the period was only 1.7% . We point out the record obtained in June 2008 with an amount higher than US$4.5 billion in export, surpassing in 12.5% the previous record of April 2007, of US$4.0 billion.

When compared to 1H07, market share increased from 20.0% in that period to 21.9% in 1H08.

Financings to Brazilian Exports

By observing the performance in the exchange closings, the volume of financings granted during the first half of US$8.2 billion was approximately 15.5% higher than the amount released in the same period of 2007, which was US$7.1 billion.

It is important to highlight that these amounts include the financings with funds from BNDES – EXIM, which totaled US$388.0 million in 1H07 and US$316.1 million in 1H08. In the same way, it includes the U$1.8 billion granted in the semester by means of Loan Notes and Bounds to Exports, in relation to U$122.2 million in 1H07.

Import Market

The total contracted amount was US$10.9 billion, a 41.6% growth over the amount of US$7.7 billion contracted in the same period of 2007, following the growth in the market.

This fact allowed a new record in exchange closings, like in Export. It occurred last June with US$2.4 billion, surpassing in 26.3% the previous mark of US$1.9 billion recorded in May 2008.

Market share obtained in 1H08 is 16.3% .

Financings to Brazilian Imports

Following the performance in import contracts, we also point out the financings promoted by International Area in the period. With amounts released totaling US$1.4 billion in the half, the growth, when compared to the US$943.1 million in 2007, is approximately of 48.4% .

Volume of Exchange Closing – US$ billion

Export Market

Import Market

At the end of 1H08, the International Area showed, in its Asset Portfolio, the significant balance of US$15.4 billion, comprising in this amount the financings to export and import, international guarantees granted, including confirmed export letters of credit, loans to Brazilian companies headquartered abroad, financings to banks headquartered abroad and committed lines.

When compared to the balance at the end of June 2007 of US$10.4 billion, the asset portfolio showed an increase in dollars of about 48.1% .

The following table shows in an analytic manner the balances of the several products comprising the International Area portfolio on the reference dates of June 30, 2007 and June 30, 2008:

Foreign Trade Portfolio	June 2007		June 2008

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	2,490	4,794	3,825	6,087
Advance on Foreign Exchange Contracts – Delivered Bills	832	1,601	849	1,351
Export Prepayments	2,626	5,058	3,083	4,908
Onlending of Funds Borrowed from BNDES – EXIM	1,442	2,777	1,362	2,167
Exports Credit Note/Certificate – NCE/CCE	213	410	2,099	3,340
Documentary Drafts and Bills of Exchange in Foreign Currency	8	15	4	7
Indirect Exports	11	22	–	–
Total Export Financing	7,622	14,677	11,222	17,860

Import Financing
Foreign Currency	517	995	833	1,326
Imports Draft Discounted	467	899	846	1,347
Open Import Credit	133	257	259	412
Total Import Financing	1,117	2,151	1,938	3,085

Collateral
Foreign Collateral Provided	289	556	690	1,098
Total Foreign Collateral Provided	289	556	690	1,098

Total Foreign Trade Portfolio	9,028	17,384	13,850	22,043

Loan via Branches Headquartered Abroad	843	1,624	864	1,375
Financings to Banks Headquartered Abroad	–	–	28	45
Committed Lines	568	1,094	688	1,093
Overall Total	10,439	20,102	15,430	24,556

The funding necessary for the foreign trade financing is obtained from the international financial community, by means of credit lines granted by correspondent banks abroad. On June 30, 2008, approximately 103 banks, especially U.S., Asian and European banks, had extended credit lines to Bradesco.

During this first half, we recorded that, in addition to the traditional funding source of correspondent banks aimed totally at financing the Brazilian foreign trade, Bradesco Organization raised the amount of US$660.0 billion in the international capital markets. We point out the securitization operation series MT100, with a 6-year term, in the amount of US$500.0, paid on March 6, 2008.

The amount raised is due to long and medium-term public and private placements. These funds were also allocated to the financing of the foreign trade and to working capital loan.

The following table lists the outstanding operations on the reference date June 2008:

Foreign Public Issuances – Outstanding – Reference Date: June 2008: (Amounts exceeding US$50 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500	4.25.2002	4.17.2012
Subordinated Debt	US$	500	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225	4.15.2004	4.15.2014
FIRN	US$	125	12.11.2004	12.11.2014
FIRN	US$	100	8.8.2005	8.4.2015
FxRN – BRL (US$100.0 million)	R$	227	10.3.2005	1.4.2010
Securitization Series MT 100 –2007-1 – Floating (*)	US$	250	6.11.2007	5.20.2014
Securitization Series MT 100 –2007-2 – Floating (*)	US$	250	6.11.2007	5.20.2014
Securitization Series MT 100 –2003-1 – Fixed (*)	US$	98	8.20.2003	8.20.2010
Securitization Series MT 100 –2004-1 – Fixed (*)	US$	72	7.28.2004	8.20.2012
Securitization Series MT 100 –2007- 3 – Floating (*)	US$	200	12.20.2007	12.20.2014
Securitization Series MT 100 –2007- 4 – Floating (*)	US$	200	12.20.2007	12.20.2014
Securitization Series MT 100 –2008- 1 – Floating (*) (1)	US$	500	3.6.2008	5.20.2014
Perpetual Securities (2)	US$	300	6.3.2005	Perpetual
Public Issuances	US$	3,254
Private Issuances	US$	407
Overall Total (equivalent in US$)	US$	3,696

(*) International Diversified Payment Rights Company.
(1) Subject to grace period review annually.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main activity of the branches and subsidiaries abroad is the support to financing of the Brazilian foreign trade, as well as funding from the international financial community and Brazilian companies with units abroad.

The main goal of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients, as well as to seek foreign trade operations.

The following table shows the book balances of assets and shareholders’ equity of the units abroad on the reference dates of June 30, 2007 and June 30, 2008:

Foreign Branches and Subsidiaries	US$ million

	June 2007		June 2008

	Total Assets	Shareholders’	Total Assets	Shareholders’
		Equity		Equity

Bradesco New York	1,163	164	2,030	173
Bradesco Grand Cayman	9,554	3,835	10,680	3,877
Bradesco Grand Cayman – 2(1)	–	–	425	425
BMC Grand Cayman	–	–	44	44
Boavista Nassau (2)	9	9	–	–
Bradesco Nassau (3)	–	–	25	25
Cidade Capital Markets Ltd. – Grand Cayman	35	35	37	37
Bradesco Services Co., Ltd. – Tokyo	1	1	1	1
Banco Bradesco Argentina S.A.	37	30	38	31
Banco Bradesco Luxembourg S.A.	471	148	679	157
Total	11,270	4,222	13,959	4,770

(1) Acquisition of Santander / Banespa Grand Cayman Branch on November 1, 2007. In January 2008, there was a US$300 million capital increase.
(2) Boavista Nassau – ended its activities on December 31, 2007. The capital of US$9 million was transferred to Bradesco Nassau.
(3) Bradesco Nassau – started its activities on August 16, 2007.

Cash Management Solutions

Cash management solutions are structured by an area composed of experts. These experts conduct analysis and implementation of customized solutions, which follow the same parameter and converge among them, taking into account the company, its suppliers, its clients, employees, and other stakeholders. These solutions are conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standard of Bradesco's online Collection service generates confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs. As a result of these features Bradesco is the market leader, with a 31.72% market share (source: Sisbacen – Central Bank), generating other business opportunities for the Organization.

Collections

Developed based on high standards of efficiency and quality, Bradesco's collections serve a dual purpose. On one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, fees and contributions; on the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. Our services are emphasized for the speed and security in processed information and amounts collected. Bradesco is leader among the private banks in the collection of the following taxes:

• DARF – Collections Performance in customer service channels: 19.8% market share; ;(1)

• DAS – Brazilian Unified Tax Collection System Document (Simples): 16.4% market share; and(1)

• GPS – Social Pension Plan Voucher: 14.0% market share.(2)

(1) Source: Federal Revenue/Serpro
(2) Source: INSS/Febraban

Payment Solutions

Pag-For Bradesco (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the efficiency commitment, Bradesco's payment solutions, available via Pag-For Bradesco, Bradesco Net Empresa and Electronic Payment of Taxes products, meet all clients’ needs, enabling supplier payments, tax settlements and e-transfers, via online or by the transmission of files with speed and security.

Corporate Solutions

Bradesco Digital Certificate

Being aware of the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate – an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message – thus assisting in the protection of data protected and allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a specialized service to entities and bodies of the Executive, Legislative and Judiciary Power, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), Notary Officers and Registers, identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), to provide exclusive assistance for this market, thus strengthening relationships, and establishing a consolidated presence before the Public Authorities in Brazil.

The website presents Corporate Solutions for Payments, Receipts, HR and Treasury to Governments, meeting the needs and expectations of the Executive, Legislative and Judiciary Power and has an exclusive place for Public Servants and Military Policemen, with all the products and services Bradesco makes available for these clients.

Statistical Data

	Number of Documents Processed - million

	2007			2008

	1st Quarter	2nd Quarter	1st Half	1st Quarter	2nd Quarter	1st Half

Receipt Solutions	130.4	134.5	264.9	142.2	144.9	287.1
Payment Solutions	38.6	40.2	78.8	46.9	50.3	97.2
Public Sector (*)	89.4	87.0	176.4	97.0	93.1	190.1
Taxes	25.1	22.3	47.4	26.7	22.2	48.9
Water, Electricity, Telephone and Gas	49.5	49.8	99.3	55.0	55.7	110.7
Social Security Payments (1)	14.8	14.9	29.7	15.3	15.2	30.5
Total	258.4	261.7	520.1	286.1	288.3	574.4

(1) Total of Beneficiaries: more than 5.005 million retirees and pensioners (corresponds to 19.51% of the population subject to INSS, which makes Bradesco leader among the private banks in benefit payment).
(*) Includes public and privatized utility service concessionaires.
Payments by means of automatic debit.
25.442 million – 1H07.
25.535 million – 1H08.

Qualified Services to the Capital Markets

Bradesco, by means of the Share and Custody Department, is one of the main suppliers of Qualified Services to the Capital Markets, being the national leader in Qualified Custody – according to Anbid ranking. With a modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding service options and generating operating flexibility to its clients.

In addition to structuring the best products and services, it submits its processes to the Quality Management System ISO 9001:2000 and GoodPriv@cy. There are 13 Certifications related to Data Privacy and Quality that ensure absolute tranquility to clients.

The Share and Custody Department provides Qualified Services to the Capital Markets related to the Bookkeeping of Assets: Shares, BDRs – Brazilian Depositary Receipts; Investment Fund Quotas, Certificates of Real Estate Receivables – CRIs and Debentures; Qualified Custody of Securities; Custody of Shares for Coverage of DRs – Depositary Receipts; Controllership of Investment Funds and Managed Portfolios; Mandatory Bank; Investment Fund in Credit Rights – FIDC; Investment Fund in Interest – FIP, Qualified Depository and Compensation Agent.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Shares, Brazilian Depositary Receipt – BDR, Investment Fund Quotas, Certificates of Real Estate Receivables - CRIs and Debentures.

Qualified Services to the Capital Markets

Shares

A pioneer of this segment in Brazil, Bradesco has services that gather all procedures related to the bookkeeping of shares, serving more than 2.9 million shareholders.

The Bradesco System of Book-Entry Shares was developed to serve publicly or closely-held companies, in all their needs related to the registration and updating of the shares issued, either Book-Entry or Registered shares. By means of the website Bradesco Custody (www.bradescocustodia.com.br), the company may access, online and in real time, the positions of its shareholders; registration, banking data; share movements and may also consult resolved dividends (Dividends/Interest on Shareholders’ Capital) paid and/or to be paid of its investors. On a daily basis, the system makes available the total base of shareholders of the companies, showing the position of shares registered in the records of the Depository Financial Institution and/or Brazilian Clearing and Depository Corporation – CBLC. Bradesco also offers to investors of the companies to which it provides Share Bookkeeping services a customized assistance by means of the Branch Network nationwide.

We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Shares, in the IPO (Initial Public Offering) operations, whose market share was 50% among the structured operations in the first half of 2008.

BDRs – Brazilian Depositary Receipts

Pioneer and responsible for the development of the depository service of BDRs traded on the stock exchange, Bradesco offers, in its bookkeeping service of BDRs, the registration of the Program with the CVM and Bacen, the control of issuances and cancellations of BDRs and the management of all events, in addition to customized assistance to investors, by means of the Branch Network.

Investment Fund Quotas

The Bradesco System of Book-Entry Quotas was developed to meet the needs of the clients in the activities related to their funds managed and in the bookkeeping of quotas of these funds, aiming at the access to their positions, registration data of quotaholders and issuance of reports.

Bradesco Book-Entry System eliminates the complexity of the conventional system, making easier the work of brokerage firms in the negotiations and makes possible the conquest of new quotaholders in any part of Brazil, once the system has a national scope. In addition, we make the control and registration of movements and process the payments of proceeds.

Debentures

The system records the issuance of debentures and controls the movements, processing the payments of rights granted to debenture holders and maintaining the control of the balances of debentures registered in SND - National System of Debentures. Managerial reports for the follow-up of the debentures and debenture holders are sent to the issuing company.

In the operations of issuance of debentures we reached a 37.5% market share, considering the number of issuances carried out.

Mandatory Bank (Debentures/Promissory Notes)

The Share and Custody Department operates as the liquidator of the issuing company in the Custody and Settlement Chamber - Cetip, by means of the National System of Debentures – SND and/or of the Brazilian Clearing and Depository Corporation –CBLC – Bovespa FIX, complying with all legal procedures described in the Regulations of Operations of the Systems.

In 2Q08, the total financial volume of issuances reached R$43.2 billion, and 32.3% of market share related to Bradesco.

Main Indicators in 1H08:

Book-Entry Shares	223 companies, with market value of R$679 billion, combining more than 2.9 million shareholders.

Book-Entry Debentures	77 companies with 101 issues, totalizing a restated amount of R$108 billion.

Book-Entry Quotas	92 closed funds, with restated amount of R$15.8 billion.

Brazilian Depositary Receipt – BDR	3 programs, with market value of R$292.6 million.

Custody, Controllership and Investment Fund Management and Managed Portfolios

Targeted at companies, assets, foundations, insurance companies and private pension plan entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 3.3% in 2Q08.

Qualified Custody of Securities

With innovative solutions and great operational flexibility, Bradesco assumed, since April 2007, the leadership in the national segment of Qualified Custody of Securities, according to Anbid ranking.

The Qualified Custody service comprises the physical and financial settlement of assets, their custody, as well as the management and information of events associated to these assets. It also comprises the financial settlement of derivatives, exchange agreements of financial flows, swap and forward operations, as well as the payment of rates related to the service provided, such as, but not limited to, rate of movement and registration of depositories and chambers and systems of settlement. In this segment there are activities that are related to the following factors: the control and exercises of the rights related to fixed income and variable income events and the flow of payments and receipts of deposited assets; physical settlement of the fixed income, variable income and futures market operations; maintenance of registrations of investors with depository agents and/or custody of physical assets; conciliation of assets such as Clearings and banking of checking accounts; operations in the over-the-counter market on behalf of investors, daily updating of the Assets and control of assets deposited in CBLC, Selic, Cetip and BM&F.

Custody of Shares for Coverage of DRs – Depositary Receipts

Bradesco launched the first Brazilian DR program. The provision of this service comprises the registration of the Program in CVM and in Bacen, the control of issuances and cancellations, the receipt of rights on shares and the remittance of funds abroad. In addition, it carries out in the Depository Bank the transmission of information related to resolutions taken at the meetings of the issuing companies of DRs.

Controllership and Management of Investment Funds and Managed Portfolios

Bradesco, in addition to providing the Custody service, counts on the best structure in the provision of services of Controllership for Investment Funds and Managed Portfolios.

In this segment there are activities related to the following factors: the control of movements of cash, risk and legal framing and investment policy; banking conciliation and fixed income assets traded with Selic or Cetip, and variable income assets, traded with the Stock Exchanges and Mercantile Exchanges; registration of purchase and sale operations of assets integrating the portfolio of Funds/Portfolios; accounting of assets, provisions, movement of quotaholders. These activities aim at trial balances and periodical reports for the statement of income sent to proper bodies and to quotaholders, and are monitored by a control team, which verifies the compliances related to the legal and contractual aspects, with the investment policy and the specific client rules, aiming at eliminating risks involved and ensuring the total quality of services provided.

Main Indicators in 1H08:

Custody	R$443.0 billion in assets under custody (funds, portfolios, DRs and receivable funds).

Controllership	R$431.9 billion distributed in 7,554 investment funds and portfolios under management.

Depositary Receipt – DR	R$94.7 billion in 9 programs.

Investment Fund and Credit Rights – FIDC

The service is based on the following activities: receiving and analyzing the documentation that proves the existence of Credit Rights; verifying whether the Credit Rights are framed in the eligibility criteria of the Fund; physically and financially settling the acquisitions and sales of Credit Rights and other assets of the Fund portfolio; operationally following up the Fund portfolio, such as maturity of the Credit Rights, verification of concentration indexes and other obligations described in the regulation of the Fund; executing the collection of Credit Rights duly complying with contractual obligations or those not complying with contractual obligations; the preparation of all the documentation required for the compliance with the legal requirements; and meeting the clients’ needs, as well as helping them in the follow-up aspects of the collection of Credit Rights.

FIDC	R$8.0 billion in 48 FIDCs.

Qualified Depository

It is a type of service provision in which the Bank, as an independent entity, agrees to receive, keep in custody, meet and settle operations in favor of the contracting parties, as agreed in the contract, for greater comfort of financial obligations guaranteed or assumed, maintaining the control and the supervision by means of an Escrow Account.

Qualified Depository	1,255 contracts with financial volume of R$1.3 billion.

Compensation Agent

It is a type of service provision for Financial Institutions (Brokerage Firms and Distributors of Securities) and Qualified Institutional Investors (Managed Portfolios, Investment Funds and Clubs). In this position, Bradesco is responsible, before the CBLC – Brazilian Clearing and Depositary Corporation, for the physical and financial settlement of the operations registered on the São Paulo Stock Exchange – Bovespa, within daily operational limits which are established due to guarantees presented by the respective clients in view of the volume and type of operations carried out on the stock exchange.

Compensation Agent	Volume of R$82.2 billion.

Assets under Custody Growth – R$ billion

Corporate Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985 the service Alô Bradesco (Hello Bradesco), the first financial market communication channel for suggestions and complaints, five years prior to the launching of the Consumer Defense Code. Such channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

As a result, we implemented the Ombudsman area in July 2005, centralizing all manifestations recorded in different channels, including those stemming from the Central Bank and Procon.

In compliance with the rule of the National Monetary Council, published by means of Bacen Resolution 3,477 as of July 26, 2007, the Departmental Director in charge of the Ombudsman area and the Ombudsman itself was appointed, and a 2nd level service was created so that clients may check the solution found to their complaint previously recorded by the Customer Service Network – through Alô Bradesco, by phone, or through the Internet channel, by e-mail, in the “Talk to Us” section.

It is incumbent upon the Ombudsman area to manage all these manifestations, follow-up the term and quality of answers offered, provide the managers of products, services and processes with updated information, so these managers can learn from these “warnings received” and anticipate compatible solutions with needs and demands of our clients. The Ombudsman area must also continuously follow the notes until the concretion of correction actions.

Quality Management – NBR ISO 9001:2000 Certifications

Bradesco Organization adopts a Management System as tools that help in the execution and operation of its processes in a transparent and systematic manner.

A Management system comprises an organizational structure, planning activities, responsibilities, practices, procedures, processes and funds for the development, implementation, carrying out, revision and maintenance of the Organization’s policies.

The SGQB – Bradesco Quality Management System is an important tool of Bradesco Organization, with the purpose of continuously improving the performance of processes, taking into consideration the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming at increasing the client’s satisfaction.

Bradesco Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

In the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, Bradesco Organization reached the acknowledgement in 197 processes certified in NBR ISO 9001:2000, all related to its products and services.

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are important competitiveness instruments ensured only to companies that show their commitment to quality.

The ISO 9001:2000 certifications motivate the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class in its processes, which represent a great advantage in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Data Protection and Privacy Seal – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard internationally established, comprising requirements aimed at the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels. Therefore, it establishes procedures in the ethical treatment of personal data collected for any purpose, including the establishment of the Information Security Corporate Rules and Policy.

The certifications show this practice and reassure the Organization’s permanent concern about of its clients and users’ data protection. Out of the 18 GoodPriv@cy certifications granted in Brazil, 15 belong to Bradesco Organization (Source: http://www.iqnetcertification.com/index.php?page =dbregorg – accessed in June /2008).

GoodPriv@cy Certifications of Bradesco Organization:

– Fax Fácil

– Fone Fácil

– Home Broker

– Internet Banking

– Private

– Custody – Liabilities Dockets

– Custody – Assets Dockets

– Custody – Report Data Privacy

– WebTA – File Transference

– NetEmpresa

– ShopCredit

– Electronic Commerce – Individuals

– Electronic Commerce – Corporate

– Cards

– Password Privacy Management

Methodology for Process Mapping and Documentation

This is a corporate methodology for process mapping and documentation whose goal is to enable the Bank’s Departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific Corporate Database, from which the documentation requested is provided concomitantly, in order to comply with:

– Activity-Based Costing System – ABC;

– Bradesco Quality Management System – NBR ISO 9001:2000;

– Internal Controls and Compliance;

– Section 404 of the Sarbanes-Oxley Act; and

– Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the Departments and allows an overview of processes from products/services, as follows:

– Organization Chart;

– Product and Service Tree;

– Context Diagram;

– Process Macro Vision;

– Process Flow; and

– Activity Detailing.

The structure defined for the Methodology, combined with the information on products and services, effectively enables the analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of the management systems.

Activity-Based Costing Program

Designed to support the Bank in its actions to improve processes and optimize productive resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing Model – ABC, which measures the cost and performance of costing activities, resources and objects.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We point out that as a result of the application of the Activity-Based Costing, the Bank is now meeting the following targets: improvements to allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, merger and equipment sharing; as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Concurrently, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, to create and/or support Bradesco's competitive advantages and add value both for clients and shareholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic gearing.

Integrated Management System – ERP

In the pursuit of improving results, as well as extending its capacity to manage the Organization's resources, for purposes of always providing permanent and appropriate support for its operations, Bradesco adopted one of the most modern concepts for integrating organizational processes, using Integrated Management System –ERP, mySAP Business Suite solution.

The implementation of this system represents an innovation in terms of the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Management, Cash Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Audit Management, Banking Accounting and Consolidation of Financial Statements are being implemented.

The adoption of the Integrated Management System for the processes already implemented by the areas integrated through this technology allowed them to renew processes and review organizational structures and over 84 thousand system users were qualified via presence and e-learning training.

As the main result of the implementation of the Integrated Management System, Bradesco will benefit from the organization and standardization of the processes carried out in different areas, agile decision-making, secure operations, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

Bradesco was the best ranked Brazilian bank among the world’s largest two thousand companies in 2007, according to Forbes, one of the most respected publications regarding economy, finances and business in the world. The bank, which ranked 187, now ranks 85.

It also was the only Brazilian bank in the 50 largest companies with higher market value in Latin America ranking, with US$67.2 billion, according to Economática’s consulting study disclosed in the main Brazilian newspapers.

Bradesco was also elected the most valuable brand in Brazil, assessed in R$11 billion, according to a survey carried out by the consulting firm BrandAnalytics/Millward Brown for IstoÉ Dinheiro magazine.

Bradesco received two acknowledgements in Agência Estado Empresas 2007 ranking, prepared by the consulting firm Economática: best financing institution of the market and highlight in sustainability.

Bradesco Organization was granted the Prêmio Balanço Financeiro (Financing Balance Award), promoted by the Gazeta Mercantil newspaper, based on study of the consulting firm Austin Rating. It was elected the best retail bank, the best in life and private pension plans and the best in leasing.

It was also leader in Brazil’s 100 Most Connected Companies research, 2007 edition, promoted and published by Info Exame magazine.

Bradesco was winner in five categories of iBest 2008: Banco Bradesco, in Bank and Finances; Fundação Bradesco, in Education and Training; Bradesco Seguros e Previdência, in Insurance; Banco Bradesco, in São Paulo Regional; and ShopFácil, in E-Commerce.

It conquered the Consumidor Moderno Award (Modern Consumer) of Excellence in Customer Services in Premium Bank category, with Bradesco Prime, and Abemd Award – The best practices in Direct Marketing, of the Brazilian Association of Direct Marketing, with the 120 Reasons to be a Complete Client case.

Grupo Bradesco de Seguros e Previdência stood first in Brazil’s largest insurance groups ranking. In the fifth edition of Prêmio Melhores e Maiores Grupos Seguradores do País (Brazil’s Best and Largest Insurance Groups Award) , promoted by Conjuntura Econômica magazine, published by the Brazilian Economy Institute (IBRE) of Fundação Getulio Vargas (FGV), Grupo Bradesco de Seguros e Previdência was also leader in total assets, shareholders’ equity and net income categories. Bradesco Vida e Previdência was elected the best in private pension plan area.

During the VIII Prêmio Mercado de Seguros (VIII Insurance Market Award), promoted by Seguro Total magazine, Grupo Bradesco de Seguros e Previdência was awarded seven Gaivota de Ouro trophies.

6 - Social-environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bank of the Planet

Aligned with the strong tendency that is also present in the financial sector, Bradesco has decided to intensify its social-environmental commitments –being aware of the new world reality of climate changes and of its position regarding global warming. Besides spreading the concept of sustainability among its employees, suppliers and commercial partners, Bradesco aims at incorporating, day-by-day, innovative management practices. For this purpose, the Organization has focused on the alignment of its responsible conduct with the commitment to the environmental conservation, with a view to ensuring its commitment to a sustainable development and, at the same time, ensuring the financial return.

At the end of 2007, in order to ratify this posture, the Organization took a historical step, – expanding the role of a bank and the focus on sustainability –, when it launched the Bank of the Planet. The initiative represents a milestone in its path and aims at unifying social-environmental actions, creating new products and services and investing in a more seamless interaction of people with the environment. Bradesco’s decision is focused not only on guaranteeing the continuity of its business, but also on expanding its market operations in order to contribute with the continuity of the planet.

Such initiative is in sync with the main international agreements and commitments that Bradesco adopts in its management: Equator Principles (since September 2004), Global Compact (November 2005) and the Millennium Development Goals.

Learn more about Bradesco’s social-environmental initiatives at www.bradesco.com.br/rsa.

The material events for the period are as follows:

Certification of ISO 14064

Bradesco received the certification ISO 14064 –Climate Changes, which sets forth rules for quantification, monitoring, examination and validation of greenhouse gases (GHG) emissions. The certification was granted by Fundação Carlos Alberto Vanzolini.

Rule ISO 14064 will guide Bradesco’s policy for climate changes, technically sustain the carbon neutralization projects and develop a performance indicator to support sustainability reports such as the GRI (Global Reporting Initiative), the DJSI (Dow Jones Sustainability Index), the ISE Bovespa and the CDP (Carbon Disclosure Project).

In addition, with the certification, Bradesco will known accurately the emissions related to the Organization’s activities, identify opportunities of gas reduction, help in the quantification of future emissions resulting from new investments and from its organic growth and guide ecoefficiency projects. Thus, Bradesco consolidates its innovation in relation to climate changes.

FIC FIA Planeta Sustentável – ISE Launching

Bradesco launched an investment fund focused on Retail Segment clients, FIC FIA Planeta Sustentável –ISE. Bradesco is one of the institutions, in Brazil, which offers financial products inspired on the SRI idea, which means Socially Responsible Investments, i.e., investments that privilege social, environmental, ethical and governance criteria.

This new fund, in addition to an investment option, has a social appeal, a competitive advantage to conquer new investors for Bradesco and complements the portfolio of investments focused on companies committed to the sustainable development, which so far counted on other two funds aimed at clients of the Prime Segment, Bradesco FIA Índice de Sustentabilidade Empresarial (ISE) and Bradesco Prime FIC FIA Índice de Sustentabilidade Empresarial.

5th Meeting of Suppliers

On May 27 the 5th Bradesco Meeting of Suppliers took place, with the purpose of disclosing the actions of the Bank of the Planet and promoting the commitment of participants to social environmental issues.

The event counted on 300 participants, among suppliers and employees of the Organization. The representatives of Bradesco pointed out the importance of the cohesion between the values of the Bank and of its chain of suppliers.

One of the highlights of this edition of the Meeting, the General Director of Fundação Amazonas Sustentável (FAS), Virgílio Viana, talked about the Amazon Rainforest and the need to value “upright”. At the end of the event, to emphasize the Atlantic Forest Day, the Director of Fund Raising of Fundação SOS Mata Atlântica, Adauto Basílio, talked about the long partnership with Bradesco, since 1989, and the need of preservation of the remainders of the Atlantic Forest.

Bradesco’s Contributions to the Environmental Conservation

Aware of the need to maintain its adequate facilities, without disregarding the environmental aspects, Bradesco has adopted practical measures that contribute to environmental conservation.

The Organization permanently seeks to apply new technologies minimizing the impact on ecosystems. It also seeks the contracted companies’ commitment to the Bank’s goals, as well as an ongoing awareness of our staff in pursuit of eco-efficiency.

1) Program for the Neutralization of Carbon Emissions

With a view to neutralizing its Greenhouse Gases (GHG) emissions, Bradesco was the first bank to launch a measurement program of its direct and indirect participation in the emission of these gases in the atmosphere. The proposal is that all Bradesco’s business chain – including clients, suppliers and other stakeholders – takes part in this cause in the medium term.

In the first stage of the program, a survey of all the Greenhouse Gas (GHG) emissions referring to operations at Cidade de Deus – Bradesco’s headquarters, in Osasco (SP) – was carried out, calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, the Organization increased the inventory scope of GHG emissions.

2) Resources Consumption Rationalization

With a view to rationing electricity and water consumption, Bradesco maintains an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and the permanent research of more efficient and intelligent new technologies for the equipment, observing the environmental conservation policy.

Bradesco, always concerned about this issue, invests in the Branches Network awareness. Thus, it indicates consumption targets for each unit – based on size, quantity of equipment installed, number of employees and in the follow-up of results and it also releases information about the rational use of electricity and water, by means of circulars, internal newsletters, Intranet, among others.

a. Electricity

Timing machines were installed in the branches for the automatic turning-off of lights, allowing an easy utilization in scheduled hours. Turning-off lights in non-used areas and using natural light are also encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours. The employees are guided towards optimizing the use of lifts, air conditioning and other energy consuming equipment.

In addition, more than 250 mercury lamps installed in the lampposts of Cidade de Deus were replaced by sodium vapor lamps. Approximately 30 thousand 40-Watt lamps have been replaced by 32-Watt lamps, substantially reducing energy consumption, without losing lighting efficiency. Electronic ballasts were also installed, which consume less energy than the normal ones, as well as the breaking down of circuits and consequent adjustments were provided in the general electricity condition, allowing the disconnection by area. In 1H08, in corridors, bathrooms and halls in the premises of Cidade de Deus, 1,489 common lamps were replaced by 9 to 26-Watt compact fluorescent lamps, providing higher light efficiency and low consumption.

b. Water

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushing and faucets. Technical measures contributing to the water consumption reduction have been adopted, such as the replacement of mechanical faucets for automatic ones for use on the headquarters` premises and common valves for coupled boxes, in the building of Avenida Paulista, with an estimated reduction of 50% of consumption.

In 1H08, we reused 273 m3 of water, provided by a new-developed tank which collects and stores rainwater in Cidade de Deus, used to water gardens and wash sidewalks and streets. The development of more four tanks with total capacity of 309 m3 for the same purpose is in progress.

In addition, at Avenida Paulista, an old fuel tank of the generating group was also adapted as a container to receive and store rainwater destined to garden watering. Only taking into account the water consumed in this building in 2007, this measure enabled an economy of up to 37 m3 in the annual water consumption. In 1H08, 5 m3 of water were reused.

The Organization considers the possibility of the reuse of water that comes from the partial sewage treatment generated at the headquarters, with the purpose of watering and usage in the air conditioning towers. The parking places of Cidade de Deus have been improved for better rainwater absorption, and the low walls have been removed for better drainage. In the recovery of sidewalks, permeable material has been used, also allowing the ground to better absorb rainwater.

3) Solid Waste Destination

a. Paper and Cardboard

In 1H08, approximately 160 tonnes of paper and cardboard were collected every month in our main administrative centers, which are submitted to a selective process. Bradesco is contemplating the possibility of its implementation in other regions. In addition, methods to assess the quantity of paper consumed by the Organization are under study, both office paper and forms. The purpose is to identify possible measures that may be adopted to reduce that consumption.

Concerning the requests of printing material and forms by means of the Online Supply Website, according to the values spent in the previous year, a monthly average of request by users was established. With this information, the requests above average will be analyzed and the requester will be contacted, aiming at the reduction of the quantities requested. Considering that expenses will be followed and the premises encouraged to reduce costs, by extension, the consumption will be reduced.

Focusing on the consumption reduction, as of May this year, we implemented on the Online Supply Website a tool to control expenses with printing materials and office supply. This routine enables branches and regional managements availability in the form of statement (monthly average of expenses, requests occurred and balance), avoiding unnecessary costs. The consumption will also be reduced.

Bradesco also standardized the dispensers and respective consumption products (toilet paper, paper towel and liquid soap) used in bathrooms of Cidade de Deus and administrative buildings. Assessments carried out concluded that, even with the need of installing more equipment and the increase of the “population” (employees and service providers) in Cidade de Deus, there was a decrease in the consumption – toilet paper: 3.1%, paper towel: 37% and liquid soap: 20%. Besides the economic aspects and quality improvement, this measure contributes to the aware consumption, since the new liberation system of toilet paper and paper towel inhibits the waste and reduces the consumption.

b. Metal, Glass and Plastics

In Cidade de Deus and in administrative centers, Bradesco maintains the selective collection of metal, glass and plastics. In 2007, approximately 30 tonnes of these materials were recycled, arising from the maintenance process. In 1H08, 8 tonnes of these materials were recycled. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of expanding to other centers, as well as to increase the quantity of recycled products, improving the measurement methodology to obtain data.

A project to centralize the management of 33 buildings in Cidade de Deus is under study, which will enable a better monitoring of residues generated and the ecologically right discard of this type of material. In addition to the increase of the number of maintenance and service agreements with specific clauses, focused on sustainability, pointing out the co-responsibility in the appropriate destination of residues used.

The use of biodegradable plastic bags has also been implemented in all of Bradesco’s premises. This material degrades completely within a short period of time, minimizing the impacts to the environment. In Cidade de Deus and in the administrative centers, plastic bags with colors corresponding to waste collected are also used, with a view to facilitating the recycling process of these materials.

c. Lamps

In Cidade de Deus buildings there are more than 36,000 installed lamps. Monthly, more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to conduct the ecologically correct discharge. In 2007, approximately 30,000 lamps from the headquarters and administrative buildings were sent to recycling. In 1H08, approximately 6,000 lamps were sent to recycling.

In August 2007, the correct collection and destination of this type of material were implemented in more than 200 branches in the city of São Paulo, and a future expansion to other Network branches is expected.

d. Technological Waste

The Organization started a pilot project related to the management of technological waste arising from the maintenance and replacement of electric and electronic equipment, in order to recycle and properly discharge this material. In this first phase, 2,532 equipment and components were collected, totaling approximately 3 tonnes, which were discharged without harming the environment. In 2Q08, approximately 36 tonnes of this material were properly discharged.

e. Other Waste

In Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4,100 trees cataloged under the replacement and planting program. In the maintenance of these areas, dried leaves and branches from sweeping are crushed. The crushed material (nearly 1.5 tonne/month) is used as fertilizer and in gardening, contributing to the natural ground strengthening and avoiding the discharge in landfills. The parings of grass are also used as input.

4) Use of Sustainable Products

a. Recycled Paper Usage Program

This Program, based on the certainty that Bradesco is able to contribute to the dissemination of environmental responsibility, has been gradually implemented in our Organization. The option to use recycled paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, the beneficial result for the environment was the most important factor for the change. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, circulars, business cards, statements distributed to clients and check books. Currently, nearly 90% of the paper consumed per month is recycled.

b. Remanufactured Cartridges

For five years Bradesco has used remanufactured cartridges in printers, aiming – besides cost savings – at the reduction of environmental pollution. Out of 31 types of toner cartridges composing the consumption list, 23, i.e., 74%, are remanufactured products.

c. Certified Wood

Recently pencils manufactured with certified wood were made available in the premises. The raw material used contributes to the fight against exploration of illegal wood with a predatory origin, besides minimizing the environment degradation.

In 2007, 64 m3 of wood, provided from reforestation areas, were used in furniture and division walls so as to equip the buildings of the administrative centers. In 1H08, we used approximately 14 m3 of wood.

d. Biodegradable Products for Cleaning

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of such type, which will later become one of the requirements to be considered in a further agreement renewal.

This measure integrates an improvement program seeking to standardize the biodegradable products, appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products used on the Organization’s premises.

Human Resources

The foundation to sustain Bradesco Organization’s businesses is based on acknowledging the value of its staff performance and achievement potential.

The Company offers to its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, through the continuous investment in development, sharing of knowledge and valuation of the human being, without discrimination.

Bradesco adopted a closed-career policy, whereby the admission occurs in apprentice levels and growth opportunities are destined to the staff, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to see the possibility of holding all the positions: leadership, supervision, management and also the senior management. That is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

When an employee joins the Bradesco Organization, whose closed-career system privileges, supports and strongly invests in the growth and development of its staff, the employees start a career full of opportunities, connected with their effort and dedication.

Encouraging our professionals to exceed their limits and stimulating their creativity in search for solutions, aiming at the self-satisfaction, clients’ satisfaction and business expansion, have been a priority for Bradesco and is one of the assumptions of our Human Resources Management Policy.

Only creative and innovative teams, highly skilled, with ensured career opportunities can surpass goals and show the excellent results that have highlighted the Organization.

The incentive to creativity and investment in the professional and personal qualification of our employees are essential for Bradesco’s success, strongly contributing to its brand solidity and the accomplishment of its market strategies.

Bradesco’s performance is disseminated and continuously expanded throughout the country, enabling job opportunities in all the operation segments.

A Bank which takes into account, by means of its clients and partners, the diversity which expresses the Brazilian social structure, has as main commitment the respect to Brazil’s cultural and ethnical diversity, which is part of Bradesco’s strategic vision, towards good organizational performance.

Certification in International Rules

In 2006, we achieved the OHSAS Rule 18001:1999 certification of Occupational Safety and Health that allows establishing and developing conditions that contribute to a safe and healthy work environment. The certification was granted to the building located at Avenida Paulista, no 1.450, city and state of São Paulo and, in December 2007, we updated the certification in the 2007 version. In May 2008, we obtained the certification again.

Aligned with the sustainability concept added to our business strategy, in 2006 we implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 International Rule.

This Rule sets forth requirements in compliance with the Human Resources Management Policy of Bradesco Organization and has the purpose of promoting an ongoing improvement of relationships and the work environment, including the commitment to respecting Human Rights, Children’s Rights and Labor Fundamental Rights to its suppliers.

In 1H07, Banco Bradesco received the SA 8000®:2001 Rule certification, ranking first among the financial institutions in the Americas to receive an international Social Responsibility certification. In March 2008, Bradesco received the certificate for the second time.

Banco Bradesco has been certified in the SA 8000®:2001 International Rule of Social Responsibility in the management of the human resources that operates in the business and related companies areas located at the building on Avenida Paulista, no. 1.450, city and state of São Paulo, and in the Human Resource Department, at Bradesco’s headquarters, in Cidade de Deus, city of Osasco, state of São Paulo.

Aiming at expanding the scopes, Bradesco is working for the certification of the main administrative centers in the country.

The Best Place to Work

Over the last years, we have shared with all our employees the satisfaction and importance of being included in indexes based on the quality of relations and the work environment.

Every year, around 3,500 employees in all structure levels, from all business and activity lines, voluntarily answer to surveys about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, compensation, professional development, ethics, citizenship values and social responsibility of companies.

The Company seeks to promote transparency, respect and confidence, so as to ensure a motivating and challenging organizational environment. Over the past years, the acknowledgment in several rankings considering these indicators means we are on the right track.

The Company was listed for the eighth year in Guia Você S/A – Exame – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for) and, in addition to being part of this selected group, Bradesco has also been acknowledged among the

50 Best Companies for Women to Work for, for four years. In 2006, Bradesco was also highlighted as one of the Best Companies for Executives in Brazil.

Guia Você S/A – Exame is considered the best and most comprehensive study on organizational environment in Brazil and, since 2006, it has presented the index of happiness at work, in which we are highlighted for providing our employees with a positive corporate environment, promoting everyone’s well-being.

In 2007, Bradesco was once again elected one of the 100 Best Companies to Work for in Brazil in a research developed by the Great Place To Work Institute, published in a special edition of Época magazine.

We were also pointed out among the 100 Best Companies in Organizational Human Development Index (IDHO), the 20 Best Companies in Human Resources Practices and the Best Companies for Executives. This list presents the companies in which the executive group, comprising officers, managers and supervisors, reports feeling more satisfaction at work.

For the fourth consecutive year, Bradesco stood out in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking. In 2007, Bradesco ranked first among the companies in the survey.

These results show the acknowledgment of our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirm the commitment to our employees by formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relationships and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of human beings, preserving their individuality and privacy, not admitting the practice of discriminatory acts of any nature, be it in the work environment or in all of our relationships with the internal and external public;

4. To ensure a good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional growth plan, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by means of permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

In addition to the principles set forth in our Human Resources Management Policy, we have implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 Rule, whose requirements aim at promoting a continuous improvement of the work relationships and environment, including the commitment to respecting Human Rights, Children’s Rights and Labor Fundamental Rights to our suppliers.

Social Responsibility Requirements –
SA 8000®:2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4. Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We strongly invest in our in-house communication so that our employees are effective participants of the Organization’s strategy for expansion of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

On a daily basis, the Organization makes available the newsletter Sempre em Dia (Always Updated), with articles on the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced in compliance with the best quality standards, the editions in video of Bradesco TV approach institutional messages and technical guidance on a monthly basis. Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and organizational strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to the respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more energetic and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to responding to suggestions and complaints. This channel offers the option of anonymity, ensuring complete secrecy to those who use it.

ALÔ RH’s service standard implies in the full understanding of doubts and the correct referral of the manifestation immediately, or within 72 hours at the latest, via telephone, e-mail, or fax. Thus, we constitute an effective dialog and interaction process between the company and its employees.

In 1H08, ALÔ RH recorded 31.5 thousand calls that included clearing doubts, suggestions and complaints.

The Human Resources Department keeps, in its functional structure, the Union Relations area, whose mission is to maintain a permanent dialog and interaction channel with union representatives’ nationwide, receiving manifestations, clearing doubts, and allowing a relationship based on ease of access, agility and proactivity between the parties involved.

People Management

Bradesco maps the human capital through individual interviews with employees and their leaders. The focus is identifying corporate competencies, offering support to professional growth and searching for goals and results by means of the development of essential competencies of the Organization’s human resources.

The Company already recorded 40,000 employees’ profiles in this process.

Based on this knowledge, leaders and employees gain conditions to share actions focused on improving their individual and team performance, making effective the practice of feedback by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the involvement of employees and their leaders by means of constant follow-up, guidance and technical and behavioral development.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and dignity of human beings by preserving their individuality and privacy, not accepting the practice of discriminatory acts of any nature, be it at the work environment or in all of the Company’s relationships with the internal and external public.

The appreciation of diversity is incorporated in the Human Resources Management Policy of Bradesco Organization. The guidelines of relationship with employees are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international regulations concerning human rights.

Bradesco’s success is based on group effort, which means that each employee adds something so that the Organization may constantly innovate and modernize, embracing more and more all possibilities of diversity, which is a constant value in its daily operations, through client magnitude, geographical comprehensiveness and staff in several places.

Our presence in several places of the Brazilian territory shows our commitment to serving all of our publics equally.

Bradesco has gone far beyond the commercialization of products and services, with the purpose of getting to know better many different social groups, in order to ensure a service that meets their needs and work together towards the country’s sustainable development.

With the purpose of effectively contributing to an improved relationship of the Company with its different publics, as well as maintaining a balanced internal demography, both in the admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas which discuss actions aimed at these results.

Believing in people, understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a Bank that constantly works towards being a development agent.

This issue is broadly supported in the Code of Ethics and Social-Environmental Responsibility Corporate Policy of the Organization.

Ethnical Groups

We ended 1H08 with 12,827 afro-descendent employees, and 6,024 of them hold managerial positions.

Since 2005, we entered into a partnership with Universidade da Cidadania Zumbi dos Palmares –Unipalmares, by means of a professional qualification program aimed at hiring interns to work in important business areas of the Bank. Unipalmares’ mission, through NGO Afrobrás, is to promote the inclusion of black citizens into higher education in the country.

The program is divided into various modules, with a 2-year duration. It also relies on a partnership with renowned institutions such as FGV, USP, FIPE, Fipecafi and FIA.

Students work in technical and business areas of the Bank and are trained to improve themselves as citizens and qualified professionals for the job market.

The program, which started with 30 interns, has been expanded and is currently comprised of 74 students.

Inclusion Policy for Disabled People

Bradesco was one of the banks sponsoring the Professional Qualification Program of the Brazilian Banks Federation (Febraban), which qualified disabled professionals to hold positions in the job market.

Aiming at hiring and retaining disabled people, Bradesco has established partnerships with specialized entities focused on the inclusion of these professionals, qualifying them and creating job opportunities in the Organization.

In 2007, we established a partnership with a specialized consulting firm in order to develop and implement the Bradesco Inclusion Program of Disabled People, with the main purpose of contributing for the sedimentation of an inclusive organizational culture.

We have a specific area in our Call Center comprised of visually impaired employees operating in outbound telemarketing, thus allowing the full performance of their activities.

Currently, Bradesco has a staff of 1,181 disabled people.

Through Bradesco’s website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Due to the importance of this issue, Bradesco created a permanent Work Group focused on issues involving accessibility. One of the actions developed by the group was the preparation of a video training about the subject to the entire staff.

Opportunities for Women

Bradesco ended 1H08 with 40,351 female employees, corresponding to approximately 48% of the staff. Bradesco has 18,432 women in leading positions, including in the Board of Executive Officers and Board of Directors.

In the Prime segment, 73% of the staff is comprised of women.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers an internship program in all operation and business areas, allowing the student to link the academic learning to the practical activity, thus being effectively prepared for the job market. Currently, the program benefits 706 students.

Traineeship Programs

Fundação Bradesco’s Information Technology students have the opportunity to start their professional career as employees in the Systems Development Department of the Organization. In order to do so, students are provided with a structured program addressed to technical and behavioral approaches with theoretical experience in the classroom and practice in the Department. All students approved in the selection process are hired.

Youth Apprentice Program

The Youth Apprentice Program was implemented in Bradesco Organization in 2004 and is executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers and branches throughout the country.

The program estimates the hiring of youngsters from 16 to 24 years old, with the purpose of providing personal and professional development to adolescents.

We ended 1H08 with 1,139 apprentices and we have already provided the program to 2,074 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, the Company entered into a partnership with the São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience, preparing them to exercise the citizenship, by means of paid internship. These students come from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system.

618 youngsters have already participated in the Program.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention and safety, so as to optimize the work conditions.

The occupational safety and health aspect is approached in two assumptions of the Organization’s Human Resources Management Policy:

• To ensure the good relationship among all the professionals of the Organization, maintaining a safe and healthy work environment, and providing conditions for excellent levels of performance and productivity; and

• To contribute to the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers to its employees an adequate work environment with conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies which allow the mapping and identification of the causes of symptoms and diseases occurred in the work environment and relationships, aiming at promoting health and disease prevention, on a broad basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical Addiction (Alcoholism/ Drugs/Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS, among others. Those campaigns are carried out monthly through Interação magazine and in the Sipat (Internal Week of Occupational Accident Prevention).

Since hiring, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement in the quality of life.

Bradesco has been an active member of the National Business Council for HIV/AIDS Prevention – CEN, which aims at promoting and strengthening the combat against such epidemic in the work environment, diffusing information to a considerable portion of workers, family members and the community as a whole about the safe ways for prevention from the infection by HIV virus.

Another outstanding issue related to quality of life is the search for balance between the employee’s personal and professional life. We are permanently concerned with the working hours of our employees, so that they don’t surpass their contract time and are able to comply with their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from other Organization environments. There the employee can find comfort and material that help to relax and soften the impact caused by day-to-day activities inside and outside of the call center. The room is available to everyone who may possibly go through situations related to psychological and emotional aspects.

Thus, we consider that the Bradesco Occupational Safety and Health System Management reassures the commitment to the safety and health of our employees, with the adoption of programs for ergonomic management and awareness about the importance of safety and health in the work environment.

Benefits

Our management model is grounded on the belief in people.

We acknowledge the value of performance and people’s potential for accomplishments as being the foundation of Bradesco Organization’s business.

We know that in order to have a better performance, people need to have prospects and confidence in the future, their basic needs met, and their families’ well-being guaranteed. For that reason, we have put together a benefit package which, going well beyond legal requirements, has the purpose of providing our employees and their families safety and comfort in the supply of their basic needs, professional development and special loan conditions for acquiring goods and properties.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute a factor of talent attraction and retention for the Organization, in addition to contributing to Banco Bradesco’s acknowledgment as one of the best companies to work for in Brazil.

Health and Dental Care Insurance

Our employees and their dependents have access to Health and Dental Care plans with premiums fully paid for by the Bank. The Healthcare Insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and treatment for Aids (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market by means of agreements.

In 1H08, there were 1,665,187 medical and hospital consultations and 267,481 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, in which the Organization contributes with 50% of the monthly installments, including in the Christmas bonus.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduates.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and their dependents are provided with Social Service and Psychological Assistance follow-up in situations of need and emergency.

Services are offered in the most varied situations: medical treatment, accidents, decease in the family and release of special loans.

In 1H08, nearly 5,000 social and psychological assistances were provided.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

In 1H08, we invested around R$20 million, distributing approximately 13.3 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. In the 2007 campaign, 54,750 doses of the vaccine were given, with a cost higher than R$1.7 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and their dependents.

In 1H08, 26.5 thousand people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefit Fund), the Organization offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists and speech therapists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Estate and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real estate at lower interest rates.

Fee Exemption

The Bank exempts its employees to pay several fees, such as: checking account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions in ATMs, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel, through which Bradesco negotiates special discounts directly with several product suppliers. Partnerships are also executed with some stores, by means of which the employees have access to special prices and payment conditions.

Other Benefits provided for by law and in the Collective Convention of Bank Employees:

• Transportation Voucher
• Meal Voucher
• Food Voucher
• Maternity/Paternity/Wedding/Decease Leave
• Funeral Assistance
• Day Care/Baby Sitter Assistance
• Professional Requalification Allowance

Human Resources – June 2008

On June 30, 2008, Bradesco, including its subsidiaries, had 84,224 employees.

The following table presents the variation in the last periods:

	December					June

	2003	2004	2005	2006	2007	2008

Banco Bradesco	59,430	62,013	61,347	63,163	65, 050	66,940
Subsidiaries	9,407	11,631	12,534	13,577	17,054	17,284
Bradesco Subtotal	68,837	73,644	73,881	76,740	82,104	84,224
Banco BCN	5,203	–	–	–	–	–
Subsidiaries	1,741	–	–	–	–	–
BCN Subtotal	6,944	–	–	–	–	–
Amex Brasil	–	–	–	442	–	–
Subsidiaries	–	–	–	2,124	–	–
Amex Subtotal	–	–	–	2,566	–	–
Banco BMC	–	–	–	–	669	–
Subsidiaries	–	–	–	–	–	–
BMC Subtotal	–	–	–	–	669	–
Total	75,781	73,644	73,881	79,306	82,773	84,224

We point out below some indicators of the human capital of Bradesco in June 2008:

Gender		Age		Years of Service with Bradesco		Educational Background		Managerial Position

		Younger than 30	51%	Less than 5 years	42%	High School	16%
Men	52%	From 31 to 40	26%	From 6 to 10 years	20%	University	83%	Non-commissioned	50%
Women	48%	From 41 to 50	19%	From 11 to 20 years	19%	Other	1%	Commissioned	50%
		Older than 50	4%	More than 20 years	19%

Personnel Expenses

In 1H08, Bradesco’s personnel expenses reached R$1,737 million, including those related to compensation, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graphs show the percentage share of each item in relation to total Bradesco’s personnel expenses in 1H07 and 1H08.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training and Development

Believing in people’s value and in the capacity of development of each individual is one of the values declared by the Organization, made feasible by means of actions which aim at qualifying and developing its professionals, making available training programs aligned with the organizational strategies, comprising all the Organization’s areas and all its employees from different positions, motivating the self-development and the constant search for their improvement.

Certified by NBR ISO 9001:2000, since December 2002, the Staff Training Department has the purpose of, by means of the most modern qualification media, reinforcing its commitment to contributing to the development and appreciating the staff and the employees through the constant search for quality.

Investments in educational actions focused on employees of Bradesco Organization increase each year and show the importance given to the team qualification as a competitive advantage to the success of its results. Among others, these aspects make Bradesco a Complete Bank, which respects the client and shows its various actions with transparency and credibility, reflected by the qualification, commitment and involvement culture of its employees.

For 2008, a R$84.9 million budget was made available, 42% higher than the average of investments over the last 5 years, with the purpose of continuing the main training programs targeted at several areas of the Organization and implementing new programs aimed at meeting corporate business strategies.

In this special context of knowledge management, Bradesco Organization has strongly invested in training programs that prioritize the strengthening of internal competences and the development of talents, as a support to the mission described in the internal policy of people management, “Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

The scope of participations in training, aiming at the unity of the possibilities of qualification and development of the staff, in addition to the geographic distribution of the branch network and number of employees, in accordance with the Country’s economic-financial factors, is shown by the percentages of participations in all regions, with 70% in the Southeast region, 22% in the Northeast and South regions and 8% in the Midwest and North regions.

Another important fact is the percentage of participations in training among the male and female publics, which is also equitable in relation to the distribution of the staff in this issue, with 49.8% participations of the male public and 50.2% of the female public.

In 1H08, trainings had 687,656 participations in the several available media: TreiNet, Video Training, Brochures and Presence Courses. 1,079 different courses were made available and R$33.4 million were invested.

Presence Courses

In this half, there were more than 78 thousand participations in presence courses, mainly actions for the Retail segment comprising nearly 23 thousand participants in several programs. We point out the Loan in Retail program, in partnership with Sebrae, focused on loan analysis and granting for micro and small-sized companies, with a view to contribute with the financial growth and strengthen such public in the competitive market.

We also count on the Loan Business course, which was implemented for the Managers of Corporate Accounts, in the Retail segment, aiming at improving service, identifying the companies’ needs through a commercial approach, negotiating proper credit lines and improving client loyalty and results, thus providing the necessary knowledge and techniques for the ongoing expansion of businesses.

In the ongoing search for excellence in the provision of our services, we count on the courses “Assistance –A New Business View”, “Workshop for Bank Cashier” and “Pre-Assistance Techniques”. These courses are specifically focused on the quality of assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients.

In this half, we point out the following courses: Interpersonal Relationship, Verbal Communication and Personal Marketing, as well as Perception Techniques. They provide the improvement of behavioral skills essential for the development of the activities of employees from several hierarchical levels.

We also carried out important courses in partnership with renowned educational entities in Brazil, such as Faculdade Largo São Francisco/USP (Basic Law Learning), FGV (Business Administration and Finance) and FIPE/USP (Economics and Markets and Financial Intermediation), with the purpose of expanding the globalized and market view of professionals operating in several segments and who are directly focused on the corporate relationship and businesses.

In order to contribute to the improvement of professionals working in the PAB (Banking Service Branch) segment, we made available special programs focused on the clients’ needs, businesses and strategies, such as: Business Programs for PAB, Loan Strategies, Business Practices, among others.

Other highlights are the courses destined to the branches’ managers of Prime and Retail segments, such as: Leadership and Technical Supplementary Qualification for Branches’ Managers – First Management, which improves the technical and behavioral competences required for this position; and the Coaching, Enterprising and Results Leadership Program, which prepares professionals to perform as managers of teams in the current scenario, by absorbing the competences and instruments necessary to transform work groups into enterprising and winner teams, focused on leverage of businesses and higher corporate results.

As a supplement to the qualification process, we are currently developing the PAA (Advanced Service Branch) Managers Education Program, which increases the professionals’ view about the segment and market niche on which they are focused. Thus, the participants are able to identify and understand the specific needs and expectations of their clients, establishing service strategies and business planning.

In order to provide initial qualification for Account Managers, we count on Programs of Basic Education for Corporate Clients and Individuals, destined to technical, behavioral and commercial education, essential for the initial development of the competences necessary for this position.

Currently we have also made available to the Retail and Prime segments the Preparation and Integration of New Branches program, which has as main purposes to increase the vision of new branches’ employees about the market segment they are focused on, in order to develop the behavioral and relationship competences that are essential for the identification of the specific needs and expectations of their clients and reconsider the policies and strategies of customer service and businesses of the segments.

We also point out the Program of Business Skills Development for Individuals and Corporate Clients, which have as purpose the technical and commercial education of professionals who perform in the business area of the branches, highlighting the development and improvement of knowledge and behaviors, which favor the proper relationship and the meeting of the clients’ needs, focusing on results.

Another action in progress is the Education Program for Individual and Corporate Assistant Managers, which qualify professionals of Retail branches, responsible for the structuring and operationalization of loan product processes, thus providing quality and efficiency of operations.

We also highlight the actions for the Prime segment, to which we made available the Managerial Development Program for Relationship Managers so as to provide for the participants technical, operational and commercial knowledge related to the segment’s business, thus improving the service for this public and optimizing the Organization’s results. Other highlights were the courses of Shares and Capital Markets and Investments, that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank, and the Qualification Programs for Administrative Managers and Assistant Managers programs, which prepare the team for the execution of its responsibilities and functions in the Prime segment.

The qualification process has been continued with the Coaching Leadership, Enterprising and Results Program, which enables the professional improvement and the consolidation of their role as people managers and coach, so as to achieve their goals by means of their teams.

We intensified the Business and Financial Consulting Program, developed by FIA, which qualified and trained the teams of Prime Relationship Managers with techniques and methodologies favoring their performance as financial and business consultants, helping them to identify and stimulate the clients’ needs, aiming at presenting viable solutions or profitable investments, taking into account ethical and social elements, as well as focus on results for the client and the Organization. We launched the Agribusiness Program: Risk and Opportunity Identification, which increases the group knowledge on the agribusiness market, its potential, current situation and future trends. This program focused on the development of the managers’ commercial view so that they perform the proper planning and follow-up of agribusiness businesses/results, aiming at the identification of opportunity and risk signals, as well as on the meeting the clients’ needs and expectations, in order to ensure the achievement of established goals for the segment.

For the Bradesco Empresas and Corporate segments, we recently launched the Business Strategic Vision and Strategic Finance Programs, which encourage professionals to innovate their managerial practices before their challenges in the market, based on self-knowledge for an analysis of the institutional and organizational environments. These programs also allow the conciliation between corporate theory and practice, focused on analysis, assessment and innovation in their activities. Also regarding launches, the Program for Qualification of Bradesco Empresas’ and Bradesco Corporate’s Assistant Managers was developed with the purpose of expanding the team’s technical and managerial view necessary to the professional development, taking into consideration their duties and responsibilities.

The training actions for the Bank’s Departments and its Affiliated Companies are also pointed out due to more than 52 thousand attendances in several external and internal events, made available by specialized companies, which offer vacancies to the general public and internal events – developed by specialized consultants as well as by teams of instructors and employees of the Organization.

We continued with the courses offered on a quarterly basis, whose contents are related to the development of behavioral skills, such as the Meeting Techniques course, whose purpose is to prepare, carry out and assess the results of efficient meetings, the Presentation Techniques course, whose purpose is to improve skills to carry out presentations in a simple and objective manner, and Service: A New Corporate View course, which reinforces the importance of intrapersonal relations when serving internal and external clients.

Specifically for managerial positions, we continued the courses Interpersonal Relationship, Verbal Communication and Personal Marketing, Economy and Markets, Financial Intermediation, Administration and Finance and Management Skills Development.

This half year, two new courses were launched for the area of Departments and Related Companies: Leadership techniques, focused on the development of interpersonal skills, greater motivation and better leadership practices, and Coaching Leadership, Entrepreneurism and Results, whose purpose is to develop in Managers the awareness about their role of team makers and knowledge multipliers.

Also in 1H08, training for Information Technology Areas had the attendance of more than 5,000 professionals in technical training courses, aiming at improving storage performance and information availability to internal and external clients.

The Project Management Program was continued, and there are currently 144 professionals undergoing training and four more classes with 120 professionals are expected to begin, so as to provide solutions ensuring quality to technology systems. In addition, 73 employees are under training to obtain the PMP – Project Management Professional certification. As a competitive edge, the Software Quality Certification processes, presenting several software engineering techniques and concepts about product quality, have been continued, as it is an innovative certification in the country, whose fifth class, in progress, is attended by 20 professionals who should join the 85 ones already certified. We also point out the Certification for Experts in Positions Points, which qualifies employees to measure systems in accordance with standard technique in the international market. Currently, we count on 59 certified employees and 20 employees are being trained to apply for the exam.

Training and Development

Aligned to the IT Improvement Project, we have promoted courses about the new System Development Methodology for approximately 476 professionals, in addition to training about Processes to Answer IT Requests, with a new tool, for 186 employees of several Business Units. We also carried out technical/operational courses and lectures approaching themes about Cobit, IT Governance and Critical Chain, which aim at a faster and more effective service in identifying IT needs.

With the purpose of bringing forward the preparation and qualification of new professionals, generating a technical renovation and qualification atmosphere for operation in IT areas, we are promoting the IT Qualification Programs for trainees and interns. We currently have 38 trainees, coming from Fundação Bradesco, and 34 interns from renowned universities.

We continued the first qualification class for 26 professionals of the Business Technology Department in the best international market practices for the Business Analyst position, based on the BABok (Business Analysis Body of Knowledge) manual, which is an innovative course in Brazil.

Also in IT areas, we have 25 employees taking part of MBA, graduate or master’s degree courses focused on IT in several renowned educational institutions. In addition, we have two classes of MBA in Corporate Management, with a focus on Business Technology, in partnership with FIA/USP, benefiting 65 professionals, which aims at qualifying them to managerial and business skills to operate in an integrated manner within the company scope, with the domestic and foreign markets and the society.

We point out that the training for Bradesco Seguros e Previdência, which involved more than 32,000 attendances, is still carried out in this half through the brand UniverSeg – Universo do Conhecimento de Seguro (Insurance Knowledge Universe), consolidating new actions that reflect the strength of the project, such as: the second class of the MBA in Business Management with a focus on Insurance, in partnership with Ibmec-RJ, benefiting 41 professionals in management and superintendence levels; and the Technical Workshops: Normative Resolution 167 – ANS (National Health Agency) and Automobile Claim Regulation, which update and improve the professionals operating in Bradesco Saúde and Bradesco Auto/RE in the normative and process procedures set forth for 2008.

We started the qualification programs estimated for the year with the project Qualification for Production Supervisors, with 25 new professionals, which entered in the commercial area from the market. The courses of Market Quality and Profile, Competitive Strategies of Service and DRI –Interpersonal Relations Development were also carried out to the Insurance Company employees.

For the brokers who trade Bradesco Seguros’ products, in the insurance market and in the Bank’s branches, we continued the basic courses, such as Vehicle, Equipment, Residential, Corporate, Health, SPG, Odontological, Applicable Sales and Communication & Professional Development, which aim at providing them information that set our products apart from the competitors’ ones, as sales argument.

We also created the Mass Basic Lines program, so as to support the advisory teams of brokerage companies operating as partners in the commercialization of Bradesco Auto/RE products and the Workshop of Sales course, which provides tools to the broker to better develop his sales strategy of Bradesco Auto/RE products. We resumed the project “From Broker to Broker”, comprising the participation of market brokers in two lectures, focused on pertinent themes, involving sales tactics and strategies. The lectures are:

• The lecture “The new challenges for the Successful Broker”, which invites the broker to reflect about the importance of the Basic Lines portfolio scope as a sales portfolio; and

• The lecture “Unfair Competition, does it have a cure?”, which encourages the Broker to reflect about the seriousness of this theme, suggesting some practices that contribute to the solution of this issue, which is very present, and which directly affects the Insurance Broker, making useless the efforts the Insurance companies make in products and market positioning.

Meeting Bradesco Vida e Previdência (BVP) needs was shown by means of the launching of the Managerial Development Program, which was designed to ensure a competence development process, identified using the mapping of competences with managers of the areas of several BVP Departments. Its conception is different, because, in addition to the punctual action of a classroom training, we have structured several extra class activities and compatible with the reality of these professionals.

Another highlight was the LOMA Certification preparatory course for superintendents and managers of BVP. LOMA is an international association with more than 1,200 insurance and financial services companies present in 80 countries and which develops research and educational activities to improve the operations of insurance and private pension plan companies. The professional designation of LOMA is considered an excellence standard for professionals of the insurance and financial services industry.

We developed the 5th Meeting of Integration for 700 professionals of Scopus aimed at encouraging the development and growth process of employees of the Scopus Services Area, having as principle the integration of the teams and the valuation of the professional, aiming at the constant improvement of the quality to serve the client, producing better results for the company.

For BRAM – Bradesco Asset Management, we carried out the work Executive Coaching focused on the development of competences, in a structured and customized manner, with the purpose of developing competences of leaderships, customized to the needs detected with the mapping.

We also point out for BRAM and Banco Bradesco de Investimento – BBI professionals, the preparatory course for the CFA Certification, which involved 25 participations. Established in 1962, CFA –Chartered Financial Analyst is an international certification for expert analysis and a global benchmark in knowledge about investments, quality and ethics.

Concerning Finasa, we carried out trainings with professional posture themes. The purpose of which was to disseminate concepts and values. 574 employees from several levels and positions participations took part in the course. Professional Management in Sales, for Managers and Promoters, investing in the improvement of sales skills for the commercial team, as well as in the preparation of managers to follow and facilitate the development of this competence in his/her team and the Credit Analysis program, understanding that a credit well granted is an important fact in the quality of the carried out operation.

We continued with the training actions to Time Services, with the programs of Trading Techniques, with 313 participants, whose purpose is to encourage a negotiation culture with quality in the relationship, offering solutions and products with value added to the client and to the Organization. The Supplementary Special Services program, which involved 52 employees, had as purpose to clarify the advantages that the associate has in the inclusion of persons of one’s relationship as supplementary in one’s card, obtaining many advantages. In addition, the Integration program carried out with recently contracted employees was carried out with the purpose of presenting Bradesco Organization, its history and its values.

Growth of Presence Participations in the Last Quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, Fipecafi, FGV and Ibmec, 2,193 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization and Master’s Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices.

In this half year, a class of the MBA Controller (Fipecafi), two classes of the MBA in Banking Businesses (FGV-SP), two classes of the MBA in Online Banking Businesses (FGV-RJ), two classes of the MBA in Corporate Management with focus on Business Technology (FIA) and one class of the MBA in Business Management focused on Insurance (Ibmec-RJ), totaling 304 professionals from different areas of the Organization, are in progress.

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain the certification, after study of the material previously made available.

From January to June 2008, 1,754 professionals were certified. The average approval index reached by Bradesco, this half, was 64.5%, while the market index stood at 44.7% . This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification of 17,565 professionals directly involved in the assistance to clients of the Branches Network and to investors qualified in compliance with the Resolution 3,158/03, of the Brazilian Monetary Council.

TreiNet – Training through the Intranet/Internet

TreiNet, a special qualification tool, allows the dissemination of new knowledge indiscriminately and quickly to all the Organization’s staff. It constitutes an important instrument of personal and professional development.

Bearing witness to that are the over 2.7 million participations in the 106 available courses since its implementation in 2000. In this half, there were more than 480 thousand participations and, on average, each Organization’s employee attended one course only in the last four months.

In this half year, five new titles have been launched:

Bradesco University Account: the purpose of this course is to provide information about Bradesco University Account, disclose its advantages and increase the business opportunities;

Individual Client Multirisk: the training related to Basic Lines was restructured and organized into five courses. This is the second course of the series and has as purpose to provide information on the multirisk insurance destined to Individual Clients;

Introduction to the Quality Management System: it promotes the basic concepts of the Bradesco Quality

Management System and the role of employees in this process to disseminate the quality concepts at the Organization;

Integration to Bradesco Vida e Previdência: the purpose is to provide information that may contribute to the integration of employees to Bradesco Vida e Previdência and to Bradesco Organization;

Insurance Commercialization – Planning: The course is aimed at Insurance Brokers and provides information that contributes to the improvement of their performance in the commercialization.

In the English language learning, on-line training has also been a competitive advantage, enabling the participation of around 1,000 employees in courses from basic to advanced level.

By means of Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of courses launched in TreiNet

Brochures and Video Training

Based on the demands of Bradesco areas in standard and operational issues and, with a view to employees’ orientation, this half we have made six brochures available about the following themes:

– Investment Diversification Practices – with the purpose of guiding the employees to completely serve the investor clients in the needs of their businesses;

– New Service Baskets – with information on changes in baskets and the realignment of some fees, among other;

– SALE System – developed for the Prime segment, in which there is a guide to the managers teaching how to use the system to manage their portfolios, since the system warns when there is credit risk;

– PCME – Market Conquest Platform, with the purpose to guide the Retail segment managers about the Market Conquest Platform, a tool which aims at providing the view of the market potential of Bradesco and of the competitors operating in a certain influence area to support the Branches in the conquest of new corporate clients.

– New Rules of Bank Fess for Individuals – with the purpose of informing branches’ employees as to the new Resolution no. 3,518 of Bacen, about new parameters for bank fees;

– Managerial Assistance Corporate Clients – with the purpose of guiding Managers of Corporate Accounts of the Retail segment as to necessary aspects to the construction of a deep relationship with Bradesco, that is, make the client feel completely assisted by the Bank, with specific solutions for his/her business.

Two new video training were also launched:

– Politically-Exposed People – for the Branches’ employees to support people who operate in the public sector.

– Bradesco Retail Assistance Standards – which sensitized employees about the importance of ensuring the quality in the assistance, by means of Bradesco assistance standards.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation, such as: Youth Apprentice Program, Young Citizen Program and Internship Programs with students from different universities, among them, the Bradesco Program – Unipalmares (Universidade da Cidadania Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras – Brazilian Language of Signs (the sign language for deaf-mute people), for employees providing direct services to disabled clients, including hearing impaired clients, in order to guarantee this public accessibility to our branches.

Number of Employees in Training– thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profitable entity, with its headquarters at Cidade de Deus, Osasco-SP, was founded in 1956 and declared to be of Federal Public Utility by Decree no. 86,238, on July 30, 1981.

Aware that education should correspond to equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and the Federal District.

Targets and Goals

Through the innovative action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

In the last ten years, Fundação Bradesco has provided presence and distance education courses on a free of charge basis and with quality to 1,474 thousand students comprising children, youngsters and adults.

In 2008, the goal is to exceed 411,665 services in its several performance segments. Out of this result, 110,415 students will be served in its own Schools, in the basic education, from Kindergarten to High School and High School Technical Education; in youngsters and adults education; and in the preliminary and continuing qualification of workers. In addition to these benefits, through the virtual school, its e-learning portal, and CIDs – Digital Inclusion Centers, there will be more than 300,000 services. Uniform, school supply, food and medical and dental assistance are ensured to approximately 50,000 students of Fundação Bradesco in basic education on a free of charge basis.

Areas and Methods of Action

Basic Education

Basic Education, which includes Kindergarten, Elementary School (first to ninth grades) and High School, comprises more than 45% of all students in courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care assistance.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interaction among them.

The school is understood as a privileged environment for citizenship values and for regarding students as original, creative human beings and culture producers. Students learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive. On this intent, Fundação Bradesco offers several continuing education opportunities to educators, including presence and distance education courses.

Concomitantly to teachers education, there is the production of teaching materials and resources. Books are used by students from the 1st to the 5th grade of Elementary School, Philosophy material for High School, and CD-ROMs and DVDs for teachers with guidelines for their work.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance with a new model of technical education in force in Brazil. Bradesco structured the course syllabuses, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The syllabus of these courses aims at ensuring a close relationship among work, knowledge and citizenship. The target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

By offering students, who arise from underprivileged backgrounds, courses whose syllabus will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification of Workers

Fundação Bradesco offers on a free of charge basis this type of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas:

Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These youngsters and adults come from different regions but often have similar life histories and comprise, in their majority, workers and housewives who were unable to attend or remain at school up to the conclusion of the studies. At Fundação Bradesco, they are given the opportunity to take adult literacy courses and graduate in both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the schools of Fundação Bradesco or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to commute to school units. Another reason for the program’s good performance is related to the investments made by Fundação Bradesco in technical-learning resources.

Developed to the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a social-constructivist concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.

The main purpose of Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Distance Learning – Virtual School

Maintained by Fundação Bradesco since 2001, the e-learning “Virtual School” portal, in partnership with worldwide well-known content providers, enables the spread of service of its 40 schools to locations out of where they are placed.

Based on the pedagogical mediation concept, in which the student is the main agent of one’s learning, the Virtual School currently offers 184 distance and hybrid education courses in the IT area, benefiting around 165,000 students and teachers. The portal allows experience, knowledge and information exchange, through online tools, such as chats, conferences and virtual campus which may comprise more than 150,000 users. In 2008, we expect to serve more than 180,000 people.

Digital Inclusion

Fundação Bradesco promotes fast and easy access to new information technologies to people who live near its schools by means of Digital Inclusion Centers (CIDs).

In addition to being a learning and professional qualification center, by offering short and long-term courses similar to those provided in Fundação Bradesco Schools, the CIDs also work as a discussion forum of local problems, associated with companies in partnership with Bradesco Organization, Public Schools, Universities and Brazilian and Foreign Research Centers, such as Universidade de São Paulo (USP) and Media Lab (MIT).

Currently, Fundação counts on 97 Digital Inclusion Centers, with an estimate of more than 100,000 assistances in 2008 to users of different profiles, such as Indians, Afro-descendents, youngsters, adults, elderly and urban and rural communities in all Brazilian regions.

Material Facts

On March 9, all School Units of Fundação Bradesco promoted for the sixth consecutive year the “Brazilian Day of Voluntary Action”. More than 1.7 million services were carried out in 225 places, including the 40 Schools of Fundação Bradesco and the Digital Inclusion Centers (CIDs) throughout Brazil.

This year, the Brazilian Day of Voluntary Action gathered 34.1 thousand volunteers to help the community, among employees of Bradesco Organization, students, teachers and employees of Fundação, in addition to representatives of the community from several professional sectors, such as physicians, dentists and lawyers. The participation of the Organization’s employees stood out in the entire country, with the formation of groups which, connected to schools of Fundação, carried out a solidarity marathon. Out of the total of volunteers, 5.6 thousand were employees of the Organization.

With the educational support of Fundação Bradesco, the International Exhibition “Genomic Revolution”, from the American Museum of Natural History from New York, premiered, organized by the Sangari Institute. The exhibition, held in the Ibirapuera Park in São Paulo, shows a study of the genes as well as their functions and approaches fundamental fields of the molecular biology and genetics and their impacts on our everyday life.

Representatives of Fundação Bradesco traveled to Japan and South Korea with the purpose of getting to know the public and private educational system, the application of technology in teaching and learning and the benchmarking in schools and research centers.

Bradesco Historic Museum celebrated 25 years of existence, more than two decades dedicated to preserving the Organization’s memory, reflecting Bradesco’s leadership and innovation path.

Coordinated by Fundação Bradesco, the Museum activities include documental management, research and preservation of the collection, disclosure by means of temporary and permanent exhibitions and the Internet Portal, as well as support to internal and external researchers, assistance to the public and educational actions, which provide experiences to special publics such as children and disabled people.

With the purpose of spreading and identifying opportunities to use technologies in education and social inclusion, Fundação Bradesco presented the conference “Technology and Digital Services for the Social Development” during the Government Leaders Forum Americas, event promoted by MIT – Media Lab, in the United States.

One of the main supporting institutions of the 5th GIFE Congress about Private Social Investment, Fundação Bradesco opened the event, which joined 600 national and international leaders of social actions. With the theme: “Local Experiences, Global Changes”, the complexities of the new arrangements of the Private Social Investment and the possibilities of supranational actions were discussed.

Teachers and students presented the work developed in little nurseries of native seedlings placed in 15 schools of Fundação Bradesco during the Exhibition Viva a Mata 2008, event promoted by Fundação SOS Mata Atlântica to celebrate the Environment Week.

Fundação Bradesco promoted the I International Education and Educational Technology Meeting, at Estação Pinacoteca, in São Paulo. The event counted on experts from South Korea, India, Italy and Japan, who showed their countries’ educational context, performance indicators and best practices of using technology in education.

Main Acknowledgments

Projects of 8th grade students in Elementary School, High School and Technical Courses of public and private schools all around Brazil participated in the VI Febrace – Brazilian Fair of Sciences and Engineering, promoted by USP (Universidade de São Paulo). It was aimed at encouraging new vocations in Sciences and Engineering by developing creative and innovative projects. Fundação Bradesco was represented with thirty nine projects and, for the fifth consecutive year, it achieved important awards, totaling twenty four:

• Intel ISEF Award and Ricoh Corporation Award

Project: Scraps of washing machine are turned into bread kneader – Participation in INTEL International Science and Engineering Fair in Atlanta, USA – Cuiabá/MT School Unit.

• Febrace Awards

Project: Evaluation of sugarcane cultivations –1st place in Agrarian Sciences – Canuanã/TO School Unit.

Project: Analysis of the healing action of mangaba tree for cattle – 2nd place in Agrarian Sciences –and 3rd place Innovation and Creativity Highlight –Canuanã/TO School Unit.

Project: Recovery of metal in school laboratory –3rd place in Popular Voting – Jardim Conceição –Osasco/SP School Unit.

Project: When sound and image become unseen threats: research and analysis of the effects of visual and sound pollution in the everyday of metropolis. Is there a solution? 1st place Best Poster, 1st place Best Stand and 1st place in Human Sciences – Osasco/SP School – Unit I.

Project: Living well in São Paulo, is this a utopia? Scientific and architectural proposals as an instrument to improve the quality of life of the population of the city of São Paulo with the intervention in the traffic of marginal avenue and in the removal of pollution of Pinheiros River –3rd place in Applied Social Sciences – Osasco/SP School – Unit I.

Project: Reuse waste by feeding your pet! –1st place in Agrarian Sciences – São Luís/MA School Unit.

Project: Beriberi: I don’t like it, I don’t like it! – 3rd place in Health Sciences – São Luís/MA School Unit.

• Prêmio Incentivo à Inovação Tecnológica (Incentive to Technological Innovation Award)

Project: Evaluation of Sugarcane Cultivations –Canuanã/TO School Unit.

Project: Test of the use of “neen” in the organic tomato production – of Bodoquena/MS School Unit.

• Embrapa Award

Project: Evaluation of Sugarcane Cultivations – of Canuanã/TO School Unit.

Project: Living well in São Paulo, is this a utopia? Scientific and architectural proposals as an instrument for improving the quality of life of the population of the city of São Paulo with the intervention in the traffic of marginal avenue and in the removal of pollution of Pinheiros River –Osasco/SP School – Unit I.

• Prêmio SBPC – Sociedade Brasileira para o Progresso da Ciência (SBPC – Brazilian Society for the Science Progress Award)

Project: Analysis of the healing action of mangaba tree for cattle – Canuanã/TO School Unit.

• Prêmio Galileu Galilei de Incentivo a Ciência (Galileu Galilei Award of Incentive to Science)

Project: Analysis of the healing action of mangaba tree in the cattle – of Canuanã/TO School Unit.

Project: Earthworm breeding as a resource for the teaching of Sciences – of João Pessoa/PB School Unit.

Project: Beriberi: I don’t like it, I don’t like it! – São Luís/MA School Unit.

Project: Reuse waste by feeding your pet! – São Luís/MA School Unit.

• Prêmio Destaque Mulheres em Geociência (Women in Geosciences Highlighting Award)

Project: Electronic Waste – the pro-environmental reutilization of computers discarded in benefit of the society – Campinas/SP School Unit.

• Prêmio Faculdade de Medicina da USP (USP Medical School Award)

Project: Monitored chair to correct posture –Gravataí/RS School Unit.

• Prêmio Sangari Brasil Descobrindo a Ciência (Sangari Brazil Discovering Science Award)

Project: Beriberi: I don’t like it, I don’t like it! – São Luís/MA School Unit.

Prêmio Executivo de TI do Ano (IT Executive of the Year Award)

The Manager of the Educational Technology Department of Fundação Bradesco achieved the award in the Sundry Services category. Our representative stood out in the development of the technological innovation project focused on education and social inclusion. The award acknowledges leading executives in the innovation process applied to businesses and activities in the institutions. The highlights were the projects of technological mobility (one computer by student), the network of partnerships in the Open Innovation concept articulated by Bradesco Technology Institute (BIT) and the BSC – Balanced Scorecard methodology of strategy management.

First Lego League Power Puzzle – The teams Free Access – Team #8079, from the Osasco I – School Unit and Escorpiões – Team #8228 from the Jardim Conceição – Osasco/SP School Unit received the respective awards: Missions and Regional Champion and the Jury Award.

First Robotics Competition Overdrive – Two teams from the Gravataí/RS and Osasco I/SP School Units received the respective awards: Regional Winner # 2, Autodesk Visualization Award and Motorola Quality Award, Underwriters Laboratory Industrial Safety Award and Johnson & Johnson Award.

E-Learning Brasil 2008 Award: Fundação Bradesco was granted the National Reference seal as winner of two modalities: “Educational Star” and “Significant Social Contribution” in e-Learning Brazil Award.

Ibest 2008 Award: the Institutional Portal of Fundação Bradesco won, by public voting, in Education and Training category.

Atlanta Intel ISEF – International Science and Engineering Fair: the project “Wastes of washing machines turn into bread mixers”, developed by students of Cuiabá/MT School Unit, was granted the NCIIA – National Collegiate Inventors and Innovators Alliance/The Lemelson Foundation, an acknowledgment for the creativity and technological innovation of the work.

4a Olimpíada Brasileira de Saúde e Meio Ambiente (Fourth Brazilian Olympiad of Health and Environment): two School Units of Fundação Bradesco stood first in the contest carried out by Fundação Oswaldo Cruz – Fiocruz and Brazilian Association of Graduation Courses in Public Health–Abrasco, one in Science Project category and other in Art and Science category.

IX Concurso Nacional de Cartazes (Ninth National Poster Contest) – promoted by Senad – National Antidrug Secretary. The drawing of a student from the Manaus/AM School Unit ranked second in the Elementary School’s six grade category with the theme “Prevention against the undue use of drugs in the community”.

The Bodoquena/MS School Unit was granted eleven awards in Expogrande 2008, event which gathers the largest agribusiness fairs and exhibitions of Mid-west Region.

Motion of Applause – Acknowledgment granted by the City Council to the Registro/SP School Unit due to the Brazilian Day of Voluntary Action.

Homage – Granted during the Special Session by the City Council to the João Pessoa/PB School Unit for its 10th anniversary.

Motion of Congratulations – Granted by the City Council to the Itajubá/MG School Unit.

Motion of Congratulations – Granted by the City Council to the Manaus/AM School Unit for its 23rd anniversary.

Motion of Congratulations – Granted by the Parliament of the State of Amazonas to the Manaus/AM School Unit for its results in the exams and essays in ENEM/2007.

Schools’ Location

The majority of Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,104	João Pessoa-PB	2,348
Bagé-RS	2,321	Laguna-SC	2,080
Boa Vista-RR	2,525	Macapá-AP	2,112
Bodoquena-MS	1,353	Maceió-AL	2,195
Cacoal-RO	2,464	Manaus-AM	2,513
Campinas-SP	4,404	Marília-SP	3,163
Canuanã-TO	1,552	Natal-RN	2,252
Caucaia-CE	2,313	Paragominas-PA	2,300
Ceilândia-DF	3,415	Paranavaí-PR	1,921
Cidade de Deus – Osasco-SP		Pinheiro-MA	2,148
• Unit I	4,026	Propriá-SE	2,221
• Unit II	2,816	Registro-SP	2,436
• Education Stations of Young People and Adults	6,180	Rio Branco-AC	2,848
• Preliminary and Continuing Qualification of Workers	6,215	Rio de Janeiro-RJ	4,308
Conceição do Araguaia-PA	2,492	Rosário do Sul-RS	975
Cuiabá-MT	2,397	Salvador-BA	2,211
Feira de Santana-BA	886	São João Del Rei-MG	2,537
Garanhuns-PE	971	São Luís-MA	2,469
Gravataí-RS	3,609	Teresina-PI	2,422
Irecê-BA	2,635	Vila Velha-ES	2,191
Itajubá-MG	2,577
Jaboatão-PE	2,765
Jardim Conceição – Osasco-SP	2,745	Total (*)	110,415

(*) Forecast of service for 2008.

Fundação Bradesco – An Educational Project as large as Brazil

Source of Funds

Funds for the financing of the activities of Fundação Bradesco derive from exclusive income from its Assets.

– Funds Invested in the last 10 years (*)	R$ 1.392 billion
– Funds Expected for 2007	R$ 200.982 million
– Funds expected for 2008	R$ 220.069 million

(*) in nominal values, equivalent to R$3.074 billion, restated by CDI/Selic rate until December 2007.

Courses – Grades

	Assistance Forecast for 2008

	Students	% of Total

Basic Education	49,534	12.03
Youth and Adult Education	19,667	4.78
Preliminary and Continuing Qualification of Workers	41,214	10.01
Subtotal	110,415	26.82
Distance education (CIDs and Virtual School)	301,250	73.18
Total Services	411,665	100%

Student Profile – Reference: Service in 2007

Increase in the Number of Students – Assistance in Schools

Finasa Sports Program

By means of Finasa Sports Program, Bradesco Organization shows its support to the development of citizenship and social inclusion of children and young adults between 9 and 18 years old.

During its 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the Program’s social reach.

Currently, the Program has a total of 114 professionals, carrying out activities at state and local schools, at Osasco’s city hall sport centers, at SESI-Osasco unit, at Fundação Bradesco and at private schools, assisting 1,665 girls free of charge in 39 qualification centers and 156 athletes in 12 Specialists’ Centers, in volleyball and basketball.

Most of these girls come from deprived backgrounds.

The Program’s main goal is the whole development by means of a healthy activity such as sport practice, education, health and well-being actions that help raise these girls’ awareness about citizenship, so that they can be in charge of their own lives and make responsible choices in their actions before society.

The Program also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the Training Centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or skills for sports.

The activities for children and young adults in the Specialists’ Centers, besides sports learning with medical, psychological, physiotherapic and nutritional follow-up, also comprise regular information on hygiene, stress, adolescence, drug use and teen pregnancy prevention, turning these places into true citizenship centers.

This program also offers, according to categories, a support structure, with benefits such as: life insurance, health care, among others, including sporting material used in training and competitions.

The sports practice, in addition to contributing to a healthy life, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa Osasco’s Adult Volleyball team and in the children’s and junior’s Brazilian female volleyball and basketball teams.

It is the first social sports program to receive funds from tax incentive, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents), through the agreement executed between the National Council for the Rights of Children and Adolescents (Conanda) and the Ministry of Sports in 2003. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

During 1H08, Bradesco supported and sponsored dozens of social-cultural events in different locations of the country, from regional feasts that preserve folkloric traditions to worldwide spectacles.

It took part in the Festival de Verão de Salvador – Salvador’s Summer Festival (BA) and in the carnival in Salvador (BA), Rio de Janeiro (RJ), Recife and Olinda (PE). In addition, the Bank supported the Festa da Uva – Grape Festival, in Caxias do Sul (RS), Festival Amazonense de Ópera – Amazonas’ Opera Festival, in Manaus (AM), and Festival Folclórico de Parintins – Parintins’ Folkloric Festival, in Amazonas.

Continuing the season which began last year, Bradesco was exclusive sponsor of Cirque du Soleil’s Alegria performance, which counted on the presentation of American Express Cards. The spectacles West Side Story and Aida – The Timeless Love Story, two of the most famous Broadway musicals, which had Brazilian productions, also counted on the exclusive sponsorship of Bradesco Prime and presentation of American Express Cards.

In 1H08, Bradesco was directly involved in the support of other cultural events, such as the international exhibition Genomics Revolution and Darwin Brazil. It also sponsored the plays Hamlet, O Bem Amado and Ensina-me a Viver, as well as the tour of the singers Elba Ramalho and Mônica Salmaso, also supporting the Brazilian Symphonic Orchestra in Rio de Janeiro and Mozarteum.

Bradesco also took part in the exhibitions Nativismo Revisitado, of Susy Magalhães, and Amazônia Sem Retoques, in addition to Projeto Gigantes 2008 –Abraçando a Amazônia. Bradesco sponsored Ethos International Conference of Social Responsibility and the event Viva a Mata, in partnership with Fundação SOS Mata Atlântica.

It was also present in several celebrations of the 100th anniversary of the Japanese immigration in Brazil, with a celebration carried out in sambódromo of Anhembi, in São Paulo; Japan Fest, in Marília (SP); the inauguration of Parque do Japão, in Maringá (PR); and Japão Daqui, at Museu da Língua Portuguesa, in São Paulo (SP). It also supported the exhibition O Florescer das Cores – A Arte do Período Edo, at Pinacoteca of the State of São Paulo.

Grupo Bradesco Seguros e Previdência sponsored in Rio de Janeiro the exhibition O Teatro Pitoresco de Debret, at Casa França-Brasil; the plays No Natal a Gente Vem te Buscar, at Leblon Theater; The Sound of Music, in the reopening of theater OI Casa Grande; and the 2008 season of the series Jazz All Nights.

Social Report – 1st half of 2008 and 2007

1) Calculation basis

	1st Half of 2008 – R$ thousand	1st Half of 2007 – R$ thousand

Net revenue (NR) (1)	9,628,613	9,085,560
Operating income (OI)	5,661,543	5,237,532
Gross payroll (GP)	3,451,682	3,109,234

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	297,262	8.6	3.1	251,400	8.1	2.8
Compulsory social charges	611,113	17.7	6.3	545,090	17.5	6.0
Private pension plans	125,486	3.6	1.4	153,121	4.9	1.7
Healthcare insurance	168,249	4.9	1.8	158,914	5.1	1.7
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	33,381	1.0	0.3	28,792	0.9	0.3
On-site child care and child-care benefit	21,103	0.6	0.2	20,515	0.7	0.2
Employee profit sharing	290,353	8.4	3.0	257,785	8.3	2.9
Other	61,194	1.8	0.6	55,184	1.8	0.6
Total – Internal social indicators	1,608,141	46.6	16.7	1,470,801	47.3	16.2

3) External social indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (*)	2,152	–	–	771	–	–
Culture	20,659	0.4	0.2	8,398	0.2	0.1
Health and basic sanitation	2,955	0.1	–	2,046	–	–
Sports (**)	5,279	0.1	0.1	47	–	–
Prevention of hunger and food security (**)	–	–	–	1,100	–	–
Other	7,934	0.1	0.1	5,481	0.1	0.1
Total contribution to society	38,979	0.7	0.4	19,266	0.3	0.2
Taxes (excluding social charges)	3,042,266	53.7	31.6	3,061,621	58.5	33.7
Total – External social indicators	3,081,245	54.4	32.0	3,080,887	58.8	33.9

4) Environmental indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	4,806	0.1	–	6,525	0.1	0.1
Total investments in environmental protection	4,806	0.1	–	6,525	0.1	0.1

As regards the establishment of "annual goals" for minimizing waste, general production/operation	( ) has no established goals ( ) complies 0 to 50%	( ) complies 51 to 75% ( ) complies 76 to 100%		( ) has no established goals ( ) complies 0 to 50%	( ) complies 51 to 75% ( ) complies 76 to 100%
consumption and increasing the efficient use of natural resources, the company:

5) Employees indicators

	1st Half of 2008	1st Half of 2007

Employees at the end of the period	84,224	80,287
Admissions during the period	6,022	4,652
Outsourced employees	7,835	7,403
Trainees/interns	869	905
Employees older than 45	8,558	7,648
Women employees	40,351	38,211
% of management positions held by women	43.8	42.8
Black employees	12,827	10,111
% of management positions held by blacks	14.3	12.9
Disabled employees or employees with special needs	1,181	897

6) Key information regarding the exercise of business citizenship

	1st Half of 2008			Targets – 1st Half of 2009

Ratio between maximum and minimum salary:	18.7			N/A

Total number of occupational accidents:	479			Employees awareness to avoid work accidents

The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities and complies with OIT

Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required

As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation

Total number of consumer’s complaints and critics:	In company: 66,366	At Procon: 7,603	At court: 53,909	Prepare and make our employees aware, thus, reducing the number of complaints

% of complaints and critics solved:	In company: 100%	At Procon: 100%	At court: 62.6%	In company: 100%	At Procon: 100%	At court: 100%

Total added value to be distributed (in R$ thousand):	1st Half of 2008: R$10,723,610			1st Half of 2007: R$10,173,800

Distribution of added value (DVA):	33.6% government 13.6% shareholders	28.1% taxpayers 24.7% withheld		33.9% government 13.7% shareholders	26.8% taxpayers 25.6% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.

(*) The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s controlling shareholders)		(**) For comparison purposes, the amounts related to the first half of 2007 were included.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	N/D – Not available	N/A – Non-applicable.

7- Report of Independent Auditors

Independent Auditors' Report on the Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our audits of the financial statements of Banco Bradesco S.A. and its subsidiaries (consolidated) as of June 30, 2008 and 2007, on which we expressed an unqualified opinion in our report dated August 1, 2008, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management and is presented to permit additional analysis and should not be considered as an integral part of the quarterly information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for purposes of our review of the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this supplementary accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information referred to above in order that this information be fairly stated, in all material respects, in relation to the financial statements referred to in paragraph one, taken as a whole.

4. As described in Note 35 (b), Law 11.638, was enacted on December 28, 2007 and became effective on January 1, 2008. This law amended, revoked and introduced new provisions to Law 6.404/76 (the Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Even though this law has already come into force, some of the changes introduced depend on standardization by the National Monetary Council – CMN, the Brazilian Central Bank – Bacen, the National Council of Private Insurance – CNSP and the Superintendency of Private Insurance – Susep prior to their full application by the institutions subject to regulation. Accordingly, during this transition phase, Bacen, through Communication 16.669 of March 20, 2008 and Susep, through Circular-letter Susep/Decon/GAB 005/2008 of June 9, 2008, have waived the application of the provisions of Law 11.638/07 for preparation purposes of the interim financial statements in 2008. As a result, the financial statements referred to in paragraph 1 were prepared in accordance with specific instructions from Bacen and Susep and do not consider the changes to the accounting practices introduced by Law 11.638/07.

5. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized.

São Paulo, August 1, 2008

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - International Accounting Standards – IFRS

International Accounting Standards – IFRS

Introduction

The International Accounting Standards (IAS), currently known as International Financial Reporting Standards (IFRS), are international accounting pronouncements published by the International Accounting Standards Board (IASB), based on principles rather than specific rules.

These rules are high-quality pronouncements, comprehensible and applicable, providing for transparency and comparability of information presented in financial statements and other accounting reports, enabling an easier understanding among participants of worldwide capital markets and other users of accountancy for making economic decisions.

The process of converging into the international accounting standards became very important due to the great changes in the global economic scenario in recent years, significantly represented by the accelerated globalization process of the economy.

The IFRS rules were adopted by European Union countries on December 31, 2005, with the purpose of converging the consolidated financial statements prepared by their companies. This initiative was internationally embraced by the financial community. Currently, in addition to countries that are already adopting the international rules, many others have official convergence projects for their local accounting rules into the IFRS, including Brazil.

History of the Creation of the International Accounting Standards (IAS/IFRS)

In 1973, the International Accounting Standards Committee (IASC) was created by professional accounting bodies from Germany, Australia, Canada, United States, France, Ireland, Japan, Mexico, Netherlands and United Kingdom. This new entity was created with the purpose of preparing and publishing, in a completely independent manner, a new standard of international accounting rules that could be internationally accepted. The IASC is a non-profit, independent foundation, with its own funds originated from contributions of several international bodies, as well as major auditing companies. The first accounting pronouncements published by IASC were called IAS. Many IAS rules are still currently in force, despite of undergoing amendments during time.

In 1997, the Standing Interpretations Committee (SIC) was created, which is a technical committee within the structure of IASC in charge of the publications of accounting interpretations, also called SIC, whose purpose is to clarify the users’ doubts.

In 2001, IASB was created to take the technical responsibilities of IASC and with the purpose of improving the technical structure of formulation and validation of new international accounting pronouncements to be issued, which were called IFRS. The new name chosen by IASB showed the committee’s interest in progressively changing the former accounting pronouncements into new internationally accepted standards of financial reports with the purpose of meeting the growing expectations of users of the financial information (analysts, investors, institutions etc.). In December 2001, the name SIC was changed to International Financial Reporting Interpretations Committee (IFRIC). This Committee became responsible for the publication, as of 2002, of all interpretations about the set of international rules, called IFRIC.

In March 2004, many IAS/IFRS rules were published by IASB, including IFRS 1, which defined the principles to be observed by the companies in the conversion process and the first publication of financial statements in IFRS.

In 2005, all European publicly-held companies started to adopt mandatorily the rules in IFRS for the publication of their consolidated financial statements.

Organizational Structure of IASC

IASC Foundation is an independent organization which has two main bodies: the Advisory Council and IASB. The Standards Advisory Council (SAC) and IFRIC are also part of its structure.

IASC Foundation appoints IASB’s members and provides the necessary resources. However, IASB has the exclusive responsibility of preparing the international accounting rules.

Source: IASB

The international rules are a set of technical pronouncements composed of:

• IAS: the first pronouncements issued by IASC.

• SIC: the first interpretations issued by IASC.

• IFRS: the most recent pronouncements issued by IASB.

• IFRIC: the most recent interpretations issued by IASB.

Framework (Conceptual Structure)

The conceptual structure for the preparation and the presentation of international financial statements is detailed in the Framework for the Preparation and Presentation of Financial Statements.

The Framework is not an international accounting rule but a description of the basic concepts which must be respected in the preparation and presentation of the international financial statements. It defines the intrinsic spirit and the general philosophy of the international accounting rules and has as purposes: (i) to assist IASB and IFRIC in the development and interpretation of the international accounting rules; (ii) to guide users of accounting in the preparation of the financial statements; and (iii) to help auditors form their opinions.

N.B.: all international pronouncements are published by IASB in English.

The Composition of Financial Statements

• Balance Sheet

• Statement of Income

• Statement of Cash Flow

• Statement of Changes in Shareholders’ Equity

• Notes to the Financial Statements

Benefits of the Convergence to the International Accounting Rules

• Provide high quality, understandable, transparent and comparable accounting information, regardless of the country of origin.

• To strengthen the credibility of the information both by internal and external investors.

• Participate in the globalized capital markets.

• To facilitate the follow-up and comparison of the economic-financial situation and of the performance of the Institutions.

• To optimize the allocation of capitals and contribute to the reduction of funding costs.

• To eliminate the need of preparation, by the Institutions with international operations, of multiple sets of financial statements, contributing to the reduction of operational costs.

• Reduce of the regulatory cost.

• Centralize of the issuance of accounting rules.

World Outlook

Currently, more than 100 countries require, allow the use, or have a policy of convergence of their accounting practices to IFRS.

Since 2005, by means of the commitment assumed by several countries of the world to adopt the International Accounting Rules, significant progresses have been reached by IASB towards global convergence.

It is worth pointing out that in the United States, the U.S. Securities and Exchange Commission (SEC) approved, on November 15, 2007, a procedure for foreign companies to file their financial statements, already as from 2008, according to IFRSs, without the need of reconciliation of the result and the shareholders’ equity. Bradesco has not defined yet the replacement date of its financial statements prepared in conformity with the United States Generally Accepted Accounting Principles (US GAAP), recorded at SEC for financial statements prepared in conformity with IFRSs.

The presentation of the financial statements in IFRS is internationally recognized as a good corporate governance practice and was approved by the Financial Stability Forum (FSF), an organization comprised of central banks and ministries of finances of the world’s most industrialized countries, within them the so called “G7”, as well as of the International Monetary Fund (IMF), World Bank, International Organization of Securities Commissions (Iosco). The presentation of the financial statements in IFRS is also included among the corporate governance principles recommended by the Organization for Economic Cooperation and Development (OECD).

IFRS in Brazil

The Federal Accounting Council (CFC), by means of CFC Resolution 1,055, as of October 7, 2005, created the Committee of Accounting Pronouncements (CPC) with the purposes of studying, preparing and issuing technical pronouncements about international accounting procedures to allow the issuance of rules by the Brazilian regulatory entity, aiming at the centralization and uniformization of its production process, always taking into consideration the convergence of the Brazilian accounting standard to international standards. The following are members of the CPF:

1) Brazilian Association of Publicly-Held Companies (Abrasca);

2) Association of Investment Analysts and Professionals of the Capital Markets (National Apimec);

3) São Paulo Stock Exchange (Bovespa);

4) Federal Accounting Council (CFC);

5) Foundation Institute of Accounting, Actuarial and Financial Research (Fipecafi); and

6) Institute of Independent Auditors (Ibracon)

In addition to the six entities comprising the CPC, representatives of the following bodies will always be invited to take part in the works: Bacen, CVM, Susep and the Brazilian Federal Revenue. Other entities or experts may also be invited.

The Federal Accounting Council, by means of CFC Resolution 1,103, as of September 28, 2007, also created the Managing Committee of Convergence in Brazil. The Committee is composed by CFC itself, by Ibracon, by CVM and by Bacen and has as main purpose to make viable greater transparency of financial information to the market by means of accounting and audit reforms, always considering the adjustment with the international accounting rules.

The Brazilian Central Bank by means of Notice 14,259, as of March 10, 2006, made mandatory the preparation and publication of Consolidated Financial Statements in IFRS, for Financial Institutions, as of December 31, 2010.

The Brazilian Securities and Exchange Commission (CVM) issued, on July 13, 2007, CVM Instruction 457 making mandatory the preparation and publication of Consolidated Financial Statements in IFRS, for Brazilian Publicly-Held Companies, as of December 31, 2010.

On its turn, the Superintendence of Private Insurance (Susep) issued Susep Circular 357, as of December 26, 2007, requiring the preparation and publication of Consolidated Financial Statements in IFRS, as of December 31, 2010.

The convergence to IFRS is considered one of the largest changes in the Brazilian accounting structure since 1976, year of publication of the Corporation Law (Law 6,404). The President of the Republic sanctioned, on December 28, 2007, Law 11,638, the new accounting Law which introduced certain IFRS principles in the Brazilian accounting. The new Law 11,638/2007 was created from the bill 3,741/2000, amending and revoking certain provisions of Law 6,404/1976. Eight years ago, CVM constituted a work group composed of representatives from several entities which deal with financial statements (companies, auditors, analysts, investors, users, inspectors and researchers), called Advisory Commission for Accounting Affairs. The group prepared the first review proposal of former Law 6,404/1976. Law 11,638/2007 introduced articles which give powers to CPC to prepare accounting standards aiming at the convergence with the international accounting rules. The Law is in effect since January 1, 2008.

In a world trend, we understand that the growing importance of accounting has caused the search for internationalization of accounting rules. That requires an internal adjustment and an unavoidable alignment with the accounting development which occurs in the world, as a result, specially, of the need to obtain greater credibility in the Brazilian accounting principles. The Federal Accounting Council followed and participated actively in the evolution of this project and tries to align the Brazilian accounting to IFRS.

Additionally, Bacen Notice 16,669, as of March 20, 2008 (in accordance with CVM Instruction 459) disclosed a schedule aiming at the compliance with Law 11,638, with the estimate of issuance of several accounting rules during 2008, namely:

	Change Required by Law 11,638/2007	Estimate of
Implementation Term

1.	Inclusion of the Statement of Cash Flows (DFC) in replacement to the Statement of Changes in Financial Position (DOAR)	July/2008

2.	Creation of a subgroup in Permanent Assets for registration of Intangible Assets	July/2008

3.	Adequacy of the concept and composition of Capital Reserves	July/2008

4.	Adequacy of the concept and composition of Profit Reserves, with the inclusion of the Reserve of Tax Incentives and the account Retained Earnings or Accumulated Deficit	July/2008

5.	Examination of the aspects related to revaluation of premises and equipment	July/2008

6.	Evaluation and registration of the recoverable amount of assets	July/2008

7.	Adequacy of the concept and accounts which compose the subgroup Deferred Assets	September/2008

8.	Adequacy of the concept and accounts which compose the subgroup Property, Plant and Equipment	September/2008

9.	Merger and spin-off operations of companies	September/2008

10.	Evaluation of investments in associated companies and subsidiaries	September/2008

11.	Examination of the aspects related to adjustment of equity evaluation	September/2008

12.	Accountability of financial leasing operations	September/2008

13.	Updating of long-term assets and liabilities	September/2008

As we can see, Brazil is one of the countries which undertook to align its accounting practices with the IFRS practices and its convergence process is moving fast.

Adoption of the International Accounting Rules by Banco Bradesco

Bradesco is in an advanced phase of determination of the accounting effects of transition to IFRS and has invested significant resources in an extensive project in the preparation of complete financial statements in IFRS. The Management understands that the preparation of financial statements in IFRS, in addition to being a requirement of CVM for publicly-held companies listed in the Novo Mercado of Bovespa (São Paulo Stock Exchange), directly meets the Bank’s commitment to the adoption of the best corporate governance practices, focusing on transparency of financial and management information.

Bradesco is evaluating the impacts of the application of IFRS 1 (First-time Adoption of International Financial Reporting Standards) in which the exemptions allowed for the Bank in the transition to IFRS and possible impacts of exceptions on its financial and equity position on the transition date will be selected. The Bank understands preliminarily that some of these exemptions may generate impacts, such as:

• Business combinations – IFRS 1 allows that business combinations occurred before the transition date are not remeasured, retrospectively, in conformity with IFRS 3 (Business Combinations). The use of this exemption is very important to the Bank, once there were several acquisitions before the transition to IFRS date.

• Pension plans – IFRS 1 allows the immediate recognition, on the transition date of all actuarial gains and losses of pension plans of defined benefit sponsored by the Bank.

In addition to the impacts of the IFRS 1 application, accounting impacts may be generated due to the application of other IFRSs on the transition date, such as:

• Business combinations – The goodwill in the acquisition of new business combinations occurred after the transition date, which was amortized in BR GAAP, shall be remeasured according to IFRS 3 (Business Combinations), being separated into goodwill (which cannot be amortized and it is subject to the annual impairment test) and into intangible assets with defined useful life (which can be amortized).

• Designation of categories for financial assets and liabilities – Due to the application of IAS 39 (Financial Instruments – Recognition and Measurement), all financial assets and liabilities must be duly framed in one of the four categories provided for in this international rule (held-to-maturity assets, assets at market value by means of the result of the period, available-for-sale assets and credit operations and receivables). Consequently, the Management is evaluating the possible impacts of the application of IAS 39 and measurement of fair market value for financial assets which have not been framed in any of these categories as they were not designated in similar categories in BRGAAP.

• Measurement of loan operations and receivables by the effective interest rate method – According to IAS 39, expenses and revenues of financial assets origination evaluated at the amortized cost (for instance, loan operations with clients) must be incorporated in the calculation of the effective interest rate of the operation and amortized during the effectiveness term of the agreement. In BR GAAP these expenses and revenues are immediately recorded in the result of the period when incurred.

• Insurance agreements and investment agreements –In BR GAAP, the agreements of insurance, certificated savings plans and supplementary pension plans (for instance PGBLs and VGBLs) are accounted for as insurance agreements and the respective premiums received are recorded in the result of the period. According to IFRS 4, agreements are classified as insurance agreements or as investment agreements based on the significant risk analysis of insurance transferred to the Bank, taking into consideration scenarios with commercial substance and the occurrence of an event which adversely affects the policyholder. The agreements classified as investment agreements as they do not transfer significant insurance risk to the Bank are evaluated according to IAS 39. The insurance agreements are subject to a minimum adequacy test of the liability, considering the best estimate of the Management of all future contractual cash flows of these agreements (including saved ones, recoveries and indemnities in which the Bank has the contractual right) not taking into consideration the risk mitigation effect by means of reinsurance agreements. Provisions for risk equalization, catastrophes, or for agreements which are not sustained are not allowed by IFRS 4 on the transition date.

• Classification of leasing agreements – According to IAS 17 (Leases), leasing agreements must be classified as operational or financial leasing agreement according to an economic model of transfer of risks or benefits of object assets between the parties in the agreement. The Management is evaluating the possible impacts of the application of IAS 17 on all its leasing agreements.

• Financial guarantees provided to third parties –According to IAS 39, financial guarantees provided to third parties must be accounted for initially at fair market value in the act of the granting of the guarantee and amortized during the effectiveness period of the risk. Subsequently, these guarantees are evaluated by the highest amount between the non-amortized balance of the guarantee and the amount of the best estimate of the Management by the present liability for agreements whose default event of the client has occurred.

• Hyperinflation on non-monetary assets and liabilities – As a result of the application of rule IAS 29 (Financial Reporting in Hyperinflationary Economies), the inflationary effects on non-monetary assets and liabilities, until June 30, 1997, date on which Brazil was not longer considered a hyperinflationary economy, will be ascertained. Such assets and liabilities were restated by UFIR (Reference Fiscal Unit) until December 31, 1995, in BR GAAP.

• Provision for non-declared dividends payable –The effects of the reversal of the provisions recorded in the liability according to BR GAAP (Brazilian rules) of dividends higher than the minimum mandatory dividends which were not declared before the end of the year shall be reflected in the financial statements in IFRS.

• Minority interest in subsidiaries – According to IAS 27 and IAS 1, the balances of minority interest are considered as an integral part of the shareholders’ equity of the Bank. In BR GAAP the minority interest is considered as a separate component of the liability between the group of shareholders’ equity and the group of deferred income. In IFRS, in the event certain investment vehicles or special purpose entities are consolidated (as a result of the application of SIC 12 or IAS 27), the minority interests are adjusted, adequately, however in the event these interests have characteristics of a financial liability (for instance, quotas of funds immediately redeemable by third parties at fair market value), according to IAS 32, these interests are classified as an element of the liability and do not affect the Bank’s shareholders’ equity.

9 - Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We are pleased to present the consolidated Financial Statements of Banco Bradesco S.A. for 1H08, pursuant to the Brazilian Corporate Law.

The Brazilian economy has been showing a sustained growth, resulting from the greater foreseeability of economic agents. This improvement, both for families and companies, resulted in the county’s attainment of the investment grade, which will contribute to ensure convergence with international interest standards. However, in this moment of intensification of inflationary pressures resulting from strong growth of the domestic demand, in a higher pace than supply, and strong price hikes of commodities, a phase of tightening monetary policy has started.

In a scenario of monetary retraction on a global scale, the current interest elevation cycle shall continue during the second half of the year. However, in view of the improvement of Brazilian macroeconomic foundations, the adjustment shall be lower than those in previous periods, and it will be understood as necessary to ensure the continuity of the economic expansion in solid bases.

At the Bradesco Organization, among the material events of the half year, the most outstanding were:

• on January 21, Grupo Bradesco de Seguros e Previdência, by means of Bradesco Seguros S.A., entered into a “Quota Assignment Agreement” with Marsh Corretora de Seguros Ltda., aiming at the control acquisition of Mediservice –Administradora de Planos de Saúde Ltda. It was an important strategic step that will allow the expansion of its client base with scale gains;

• on March 6, Banco Bradesco BBI S.A. entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with the shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A., aiming at the full acquisition of its capital. Ágora Corretora is the largest brokerage house in Brazil in online transactions of share purchase and sale to individuals (home broker), with nearly 29 thousand active clients. The operation is subject to approval by the applicable authorities.

• on March 17, the payment of Monthly Dividends, as of May 2, 2008, was approved, in replacement of the Monthly Interest on Shareholders’ Capital. As there is no withholding Income Tax on Dividends, the measure represented an increase of 17.6% in the amount monthly paid to shareholders who received interest net of this taxation.

• on June 4, Bradesco received from Fundação Carlos Alberto Vanzolini the ISO 14064 Certification, which sets forth rules for quantification, monitoring, verification and validation of Greenhouse Gases –GHGs emissions;

• it is worth to point out that Bradesco entered into a partnership with Banco Bilbao Viscaya Argentaria – BBVA to increase the supply of cash management products to clients in countries of Latin America, Europe and Asia. It is an important step towards the increase of businesses with multinational corporations with treasuries centralized in Brazil.

1. Income for the Period

In 1H08, Bradesco recorded a Net Income of R$4.105 billion, or R$1.34 per share, and an annualized profitability of 28.63% on the average Shareholders’ Equity (*). The annualized return on average Total Assets was 2.25% when compared to 2.89% in the same period of the previous year.

Taxes and contributions in the period, including paid or accrued social security contributions, arising from the main activities carried out by Bradesco Organization, totaled R$3.653 billion, equivalent to 88.99% of the Net Income. Relative to taxes corresponding to the financial intermediation, the amount of R$2.888 billion was withheld and paid over by the Organization.

The improvement in the year-to-date Efficiency Ratio – IEO, from 41.95% on June 30, 2007 to 41.29% on June 30, 2008, reflects the strict control of administrative expenses and the permanent effort for increasing revenues, together with the efficient synergy process of the acquired institutions.

Monthly and interim Dividends and Interest on Shareholders’ Capital paid and provisioned to shareholders added up to R$1.459 billion. Thus, for each share, R$0.498512 (R$0.449513 net of withholding income tax) was attributed, including the additional of 10% for preferred shares, and R$0.453193 (R$0.408648 net of withholding income tax) for common shares.

2. Capital and Reserves

At the end of the half year, the paid-up Capital Stock was R$23 billion, comprising: a) the R$1.200 billion increase due to the subscription of new shares by shareholders, as per resolution at the Special Shareholders’ Meeting held on January 4 and ratified at the Meeting held on March 24, which produced R$6.874 million of share premium assessed at the auction of placement of unsold shares, incorporated to the “Capital Reserve – Share Premium” account; and b) the increase of R$2.800 billion, with a 50% stock bonus, by using part of the “Revenue Reserve – Statutory Reserve” account, as per resolution at the Special Shareholders’ Meeting held on March 24. Both processes were approved by the Brazilian Central Bank on March 27. Added to Equity Reserves of R$10.711 billion, it comprised the Shareholders’ Equity of R$33.711 billion, with an evolution of 22.52% when compared to the same period of the previous year, corresponding to the equity value of R$10.98 per share.

The Managed Shareholders’ Equity accounts for 8.40% of the consolidated Assets, which added up to R$403.271 billion, a 38.79% increase over June/2007. Thus, the capital adequacy ratio reached 14.35% in the financial consolidated and 12.92% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of August 17, 1994, of the National Monetary Council, in accordance with the Basel Committee.

At the end of the half year, the shareholders’ equity to fixed assets ratio, compared to the Consolidated Reference Shareholders’ Equity, was 47.26% in the financial consolidated and 16.22% in the economic-financial consolidated, within the maximum limit of 50%.

In compliance with the provisions in Article 8 of Circular Letter 3,068, as of November 8, 2001, of the Brazilian Central Bank, Bradesco states that it has financial capacity and intention to hold to maturity the securities classified in the “held-to-maturity securities” category.

3. Funding and Assets Managed

On June 30, the volume of funds raised and managed by Bradesco Organization totaled R$552.082 billion, a growth of 30.95% over the same period of the previous year, as follows:

• R$221.030	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts;

• R$184.385	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, 14.33% higher than June/2007;

• R$79.358	billion recorded in the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection of Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the country and Other Fundings;

• R$62.068	billion recorded in Technical Provisions for Insurance, Supplementary Private Pension Plans and Certificated Savings Plans, with an increase of 17.33% when compared to the same period in the previous year;

• R$5.241	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$3.292 billion.

4. Loan Operations

At the end of the half year, with a 38.82% growth compared to June/2007, the balance of the consolidated loan operations amounted to R$181.602 billion, being included in this amount:

• R$7.575	billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$11.222 billion of Export Financing;

• US$1.938	billion operations in Import Financing in Foreign Currencies;

• R$14.995	billion in Leasing;

• R$10.541	billion in businesses in the Rural Area;

• R$53.265	billion in Consumer Financing;

• R$27.172	billion from Sureties and Guarantees;

• R$5.623	billion from credits receivable from Credit Cards;

• R$12.879	billion referring to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

In the first half of 2008, Bradesco Organization destined the amount of R$2.984 billion to Real Estate Loan activities, for house construction and acquisition comprising 24,425 properties. The website www.bradescoimoveis.com.br was also made available, for consultations of projects for sale by real estate developers and real estate agencies partners of the Bank.

The consolidated balance of the allowance for loan losses reached R$8.652 billion, equivalent to 5.83% of the total volume of loan operations, with R$1.183 billion of additional provision in relation to the minimum required by the Central Bank.

5. Bradesco Customer Service Network

Structured to offer adequate standards of convenience, easiness and safety, Bradesco Organization’s Network, made available for clients and users, at the end of the half year, was comprised of 28,982 outlets, 27,362 machines of Bradesco Dia&Noite (Day&Night) ATM Network, 26,933 of which working even on weekends and holidays. In addition, more than 4,631 machines of Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balances consultation. It also counts on 1,561 Correspondent Banks of Banco Finasa BMC for deductible and vehicle segments services.

3,193	Branches in the Country (3,176 of Bradesco, 16 of Banco Finasa BMC and 1 of Bradesco BBI);

5	Branches Overseas, 1 in New York, 3 in Grand Cayman and 1 in Nassau, in the Bahamas;

7	Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Securities UK Limited, in London, Bradesco Services Co., Ltd., in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong);

5,882	Banco Postal Branches;

13,413	Bradesco Expresso Outlets;

3,310	Corporate Site Branches;

2,904	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM Network;

268	Branches of Finasa Promotora de Vendas, a company present in 21,151 car dealers.

6. Capital Markets Operations

Bradesco, through Banco Bradesco BBI S.A., to support the capitalization of companies, intermediated primary and secondary operations of shares, debentures and promissory notes, as well as operations of Credit Right Investment Funds, which totaled, in the period, R$11.609 billion, accounting for 19.21% of the total volume of these issuances registered at the CVM – Brazilian Securities and Exchange Commission. It was also highlighted in Project Financing, Structured Operations and Treasury, taking care of the structuring, origination, distribution and management of clients’ assets, financial flows and inventories.

7. Grupo Bradesco de Seguros e Previdência

With a strong operation in the Insurance, Supplementary Pension Plans and Certificated Savings Plans areas, Grupo Bradesco de Seguros e Previdência recorded on June 30 a Net Income of R$1.469 billion and Shareholders’ Equity of R$9.442 billion. Net premiums written recorded R$11.123 billion, with a 12.86% growth compared to the same period of the previous year.

8. Corporate Governance

Bradesco Organization tries to permanently improve the relationship with shareholders and other interested parties (stakeholders), as well as strengthen its performance in all operation segments, by means of the adoption of the best Corporate Governance practices, which also provide greater emphasis on improvement of internal controls and strict establishment of professional conduct rules, whose effort for maintenance of adequate standards of safety, reliability or dynamism, has been shown in all areas.

To date, we have adopted many initiatives, such as:

• the monthly payment of Dividends and/or Interest on Shareholders’ Capital;

• listing in the Level 1 of Corporate Governance of São Paulo Stock Exchange - BVSP;

• 100% Tag Along for common shares and 80% for preferred;

• Corporate Code of Ethics and Codes of Ethics for the Accounting and Financial Management Areas and for Units Involved in Third-party Funds Management and in Provision of Custody and Controllership Services;

• creation of Statutory Committees of Audit, Ethical Conduct, Internal Controls and Compliance, Integrated Risk Management and Capital Allocation and Compensation, as well as Executive Committees of Corporate Governance, Disclosure and Social-environmental Responsibility, among others;

• transparency in simultaneous information disclosure to the market in three languages (Portuguese, English and Spanish);

• presence of independent member in the Board of Directors;

• since Bradesco has its shares traded in foreign stock exchanges, it prepares its financial statements according to the US GAAP, North American accounting practices; and

• accurate definition of the duties of each Administrative Body.

With the intention to reaffirm the commitment to strengthen the Organization and, consequently, contribute to its continuity, the following Policies were instituted by the Board of Directors:

• Corporate Governance;

• Disclosure of Material Act or Fact and Trading of Securities;

• Internal Controls and Compliance;

• Corporate Political Contributions;

• Corporate Social-environmental Responsibility;

• Human Resources Management;

• Information Security;

• Credit Risk Management;

• Liquidity and Market Risk Management; and

• Operational Risk Management.

The “Know your Client – Prevention and Fight against Money Laundering and against Financing to Terrorism” Policy was instituted and the “Know your Employee and Guidelines against Corruption, Money Laundering and Financing to Terrorism” Policy was improved.

Bradesco is the first Latin American Bank to obtain, from Management & Excellence, the highest Corporate Governance rating (AAA+), and confirmed in the period the rating AA (Outstanding Corporate Governance Practices) from Austin Rating, which shows the Organization’s commitment to its shareholders, clients, investors, employees and the public in general, highlighting the solidity, transparency, liquidity and social-environmental responsibility aspects.

In the period, it is worth mentioning that Bradesco Organization, as per Instruction 381, issued by the Brazilian Securities and Exchange Commission, did not contract or had services rendered by PricewaterhouseCoopers Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

The Annual Shareholders’ Meeting as of March 24, 2008 resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with a term of office until March 2009, being 1 sitting member and deputy chosen amongst preferred shareholders.

8.1. Internal Controls and Compliance

An important risk management instrument, The Internal Controls and Compliance System is, more generally, a structured process comprising the Board of Directors, its advisory Committees, the Board of Executive Officers, Managements and all Organization’s employees, with the purpose of allowing a safer, more adequate and efficient conduct of business aligned with regulations set forth by the National Monetary Council.

The flows of processes and systems of the Organization are continuously reviewed and adherence tests, to check the effectiveness of existing controls, are regularly applied. In line with the main control frameworks, such as COSO –Committee of Sponsoring Organizations of the Treadway Commission and Cobit – Control Objectives for Information and Related Technology, which comprise aspects of Business and Technology, respectively, as well as requirements set forth by PCAOB – Public Company Accounting Oversight Board, and in full compliance with the requirements of Section 404, of the American Sarbanes-Oxley Act, the work has the complete involvement of the Areas, the Internal Controls and Compliance and Audit Committees and results in timely and permanent reports to the Board of Directors.

In compliance with Section 404, of the American Sarbanes-Oxley Act, the designs of internal controls processes are adequate, not showing any deficiency in the certification related to the year ended December 31, 2007. Adherence tests related to the processes for issuance of the report with reference date of December 31, 2008 are being executed.

Prevention and Fight against Money “Laundering” and Financing to Terrorism

The Organization maintains specific policy, processes and systems to prevent the use of its structure, products and services for money “laundering”, illicit businesses or connected to corruption or, also, financing to terrorism. Strong investments are made in training of its employees to achieve these goals, with training programs in several formats, such as videos, e-learning and presence courses, including specific programs for areas where activities require them.

A Multidepartmental Commission daily evaluates the pertinence of submission of suspicious or unusual cases identified to the proper authorities, whether the operation has been carried out or not.

The Executive Committee of Money “Laundering” Prevention and Detection meets every quarter to evaluate the work and the need of adoption of new measurers with the intention to align the Organization’s Program of Prevention and Fight against Money Laundering and against Financing to Terrorism to the rules issued by the regulatory bodies and the best international practices.

Information Security

Bradesco’s Information Security Policy and Corporate Rules, which may be found on the website www.bradesco.com.br, comprise the effective protection of information assets, constituted of data bases, information technology environments, documents, files, security copies of systems, controlled accesses to systems and information and protection in data generation and traffic, among other security management tools.

With the purpose of preserving the total adherence of internal controls and of computerized systems the Organization maintains programs of training, awareness and reviews of policies focused on the absolute protection of restricted data and that of exclusive interest of clients, as well as the Organization’s strategic information. The Plan of Business Continuity – PCN was also implemented, which formalized the actions to be adopted so that, in moments of crisis, the recovery and the continuity of business processes are effective, avoiding or minimizing financial losses both for Bradesco and for clients.

8.2 Policies of Transparency and Disclosure of Information

In its relationship with investors and the market in general, Bradesco promoted in the period 64 internal and external meetings with analysts, 21 conference calls, 4 presentations to APIMEC –Association of the Capital Markets Investment Analysts and Professionals and 12 events abroad, besides quarterly release of Report on Economic and Financial Analysis, a detailed collection of information most requested by specialized readers.

Bradesco also took part in the “Meeting with the Investor”, promoted by INI –Brazilian Institute of Investors, answering the questions of individuals investors.

Information related to Bradesco Organization, for instance, its profile, history, ownership structure, management reports, financial results, last acquisitions, meetings at the APIMECs, in addition to other information about the financial market, is available at the website www.bradesco.com.br, Investor Relations Section, in the Portuguese, English and Spanish versions.

The Bank monthly distributes a newsletter called “Cliente Sempre em Dia” (Updated News for the Client), with circulation of 400,000 copies; quarterly, “Acionista Sempre em Dia” (Updated News for the Shareholder), with 37,000 copies, “Revista Bradesco” (Bradesco Magazine), with 25,000 copies and “Revista Bradesco Rural” (Bradesco Rural Magazine), with 5,000 copies, all of them targeting external readers. Annually it publishes the Management and the Sustainability Reports.

9. Risk Management

The risk management, directly subordinated to an Executive Officer and to the CEO of the Bank and carried out independently, involves an integrated set of controls and processes, comprising credit risk, market risk, operational risk and liquidity risk. By principle, the Organization adopts a conservative policy in terms of exposure to risks, and the guidelines and limits are defined by the Senior Management.

9.1. Credit Risk

Aligned with the best practices, the Credit Risk management in the Organization, always recognizing the Brazilian market situation, is a continuous and evolutionary process of mapping, assessment and diagnosis of models, instruments, policies and procedures in force, requiring a high level of discipline and control in the analyses of operations, preserving the integrity and independence of processes.

9.2. Market Risk

The market risk is carefully followed, assessed and managed, complying with the recommendations and rules of the regulatory bodies and also aligned to the best methodologies and models practiced in the domestic and foreign markets. The market risk management policy is conservative, and the VaR (Value at Risk) limits are defined by the Senior Management and daily monitored, in an independent way.

9.3. Operational Risk Management

Based on the dissemination of culture, tools availability, disclosure of policies and implementation of corporate methodologies, Bradesco Organization considers the Operational Risk Management activity essential for the generation of value added. These instruments allow the improvement of internal processes, as well as the support to the business areas, so as to improve the operational efficiency and decrease the capital commitment.

With a continuous work to be aligned with the best market practices in the operational risk management, Bradesco is ready to meet the guidance of the New Basel Capital Accord, pursuant to the schedule established by the Brazilian Central Bank. The Organization’s goal is to reach a qualification for the Capital Allocation Model by the Advanced Internal Measuring Approach (AMA), as the adoption of this method will provide lower capital allocation.

It is also worth pointing out that a new corporate systemic platform is under development, which will integrate in a single database the information of Operational Risk and Internal Controls, comprising also the requirements set forth by Section 404 of the North American Sarbanes-Oxley Act.

9.4. Liquidity Risk

The Organization’s liquidity policy, approved within the scope of the Executive Treasury Committee, sets forth the minimum liquidity levels to be maintained and the instruments for its management in normal and crisis scenarios.

Bradesco maintains the risk under permanent follow-up and control, thus avoiding mismatches of liquidation terms of rights and obligations and enabling the Organization to liquidate operations safely and in due time.

10. Human Resources

Bradesco Organization’s Human Resources Management Policy represents an excellence model in people management, based on the valuation of the human being and continuous investment in the professional improvement of its staff, by means of training programs, aiming at their qualification in order to always offer the best products and services to clients. Thus, in the first half year, 1,079 courses with 687,656 participations were conducted.

We also point out the assistance benefits aimed at the improvement of the quality of life, well being and safety of the employees and their dependents, which comprised 180,920 lives on June 30.

11. Bradesco Organization’s Social-environmental Action

Bank of the Planet

Bradesco Organization launched the Bank of the Planet with the purpose of unifying its actions towards social-environmental responsibility, creating new products and services, and encouraging among its employees, clients, shareholders and suppliers the relationship with the environment, the most important theme of this millennium.

This positioning is in accordance with the main international agreements and commitments adopted at the Organization, such as the Equator Principles, the Global Compact and the Millennium Development Goals, in the pursuit of consolidating itself as an Institution committed to sustainability in all its activity segments.

Social-environmental Responsibility

The first Brazilian Bank to launch a measurement and neutralization program of its Greenhouse Gases –GHGs emissions in the atmosphere, Bradesco received from Fundação Carlos Alberto Vanzolini the ISO 14064 Certification, consolidating the pioneering positioning in the fight against climate changes.

Bradesco is the co-founder of Fundação Amazonas Sustentável, an entity which will contribute to the sustainable development and the preservation of the Amazon Rainforest, and it also maintains a partnership with Fundação SOS Mata Atlântica, with the purposes of making viable projects focused on the protection of these rich and threatened ecosystems of the planet.

The Corporate Social-environmental Responsibility Policy, which defines the guidelines about the theme, is available on the Bank’s Social-environmental Responsibility website, www.bradesco.com.br/rsa, including in English and Spanish, which increases the visibility of the Organization’s actions towards sustainable development.

Fundação Bradesco

In the social area, with the purpose of contributing to the improvement of the Brazilian education, Bradesco Organization develops a relevant work through Fundação Bradesco, which maintains 40 schools mainly set up in poor social-economic regions, in all Brazilian states and in the Federal District.

This year, with a planned budget of R$220.069 million, it will assist over 411 thousand people, in its many segments, such as free and quality education, of which 110 thousand students, in its own schools, in Basic Education – from Kindergarten to High School –, Adult and Youngster Education Courses, and Initial and Continuing Education of Workers, it will also assist 301 thousand people in other presence and distance education courses, by means of the Virtual School, its e-learning portal, and CIDs – Digital Inclusion Centers. Basic Education students, about 50 thousand, are also provided with free food, medical and dental assistance, uniforms and school supplies.

Finasa Sports Program

Bradesco Organization, through Finasa Sports Program, supports the development of citizenship and social inclusion of children and adolescents, between 9 and 18 years old. The Program is structured in 39 Qualification Centers with volleyball and basketball training centers at Fundação Bradesco in Osasco, SP, and in local schools and sports centers in the city. It currently assists approximately, free of charges, 1,665 girls, in addition to 156 athletes in 12 Expert Centers.

The Program, created 20 years ago, has been promoting activities such as the sport practice, actions of health, education and well-being. For the end of this year, the construction of the new and modern Sport Development Center is expected to be concluded, in the city of Osasco, state of São Paulo.

12. Acknowledgments

Rankings – In the first half of 2008, it is worth pointing out:

• The best Bank of the country according to Euromoney magazine, which evaluated Bradesco’s performance based on its profit, profitability and efficiency;

• Bank with the highest market value of Latin America, in the general ranking of American banks, according to data from the consulting firm Economática, published in Exame magazine;

• The most valuable brand of the country, according to a study prepared by the specialized consulting firm BrandAnalytics/Millward Brown, published in IstoÉ Dinheiro magazine;

• The most valuable brand in the bank sector of Latin America, according to a research of the international consulting firm Brand Finance, published in The Banker magazine, Top 500 Financial Brands, 2008 edition;

• Ranking leader of Latin America with the highest capital level and assets volume, according to The Banker magazine, Top 1000 World Banks edition;

• Brazilian Financial institution with the best placement in the Fortune magazine ranking, reaching the 204th place in the general classification of the world’s 500 largest companies;

• Brazilian Bank with the best placement in the ranking of the world’s 2,000 largest companies in 2007, ranking 85th, according to Forbes, one of the most respected international economy, finances and businesses magazines;

• Bradesco’s shares are the only ones of the banking sector in the recommendation ranking of the 10 best companies to invest, from Consultoria Economática, published by Você S/A magazine;

• The Best Financial Institution of the market and Leader among the companies which comprise the Corporate Sustainability Index – ISE of BM&F Bovespa, in the Agência Estado Empresas 2007 ranking;

• Bradesco, by means of BBI, took first place in the ranking of mergers and acquisitions in Latin America with amounts up to US$500 million, in a Thomson Financial survey, published in Valor Econômico newspaper. It is also a leader in number of operations;

• Bradesco Organization won the Prêmio Balanço Financeiro (Financial Balance Sheet Award) promoted by the Gazeta Mercantil newspaper and in research of the Austin Rating consulting Firm, and it was elected the Best Retail Bank, Best in Life and Pension Plan and Best in Leasing;

• Bradesco stood out in the IR Global Rankings 2008 Awards, promoted by MZ Consult. It was world champion in three categories: Disclosure of Results, Online Annual Report and Investor Relations Website;

• Bradesco was the winner of the survey The 100 Most Connected Companies of Brazil, 2007 edition, promoted by Info Exame magazine. The survey evaluated the companies on the leading edge of Information Technology.

Ratings – In the first half of 2008, Bradesco was distinguished with the following evaluation indexes:

• Fitch Ratings increased the Bank’s long-term risk rating in foreign currency from BBB- to BBB, and the short-term one from F3 to F2, and the long-term risk rating in local currency from BBB to BBB+, and the short-term one from F3 to F2;

• Standard & Poor’s increased the Bank’s long-term risk rating in local currency from BBB- to BBB, and the long-term one in foreign currency from BBB- to BBB;

• Austin Rating attributed to the Bank the short-term rating A-1, which shows an excellent payment capacity of short-term liabilities, compared to other issuers, placing it in the highest level of investment grade of this scale.

13. Acknowledgments

All these achievements show the success of strategies implemented, always guided towards the pursuit of high quality and efficiency standards. Advances like these are successful thanks to the support and trust of the shareholders and clients and the dedicated work of our employees. We would like to thank all of them.

Cidade de Deus, August 1, 2008

Board of Directors and Board of Executive Officers

(*) It does not take into consideration the mark-to-market effect of Securities Available for Sale registered in Shareholders’ Equity.

Consolidated Balance Sheet – R$ thousand

Assets	2008		2007

	June	March	June

Current assets	311,422,471	275,505,263	226,260,443
Funds available (Note 6)	5,134,195	5,702,253	4,915,684
Interbank investments (Notes 3b and 7)	73,020,232	48,112,116	26,764,922
Investments in federal funds purchased and securities sold under agreements to repurchase	67,421,911	42,893,613	22,968,129
Interbank deposits	5,613,708	5,223,372	3,796,898
Allowance for losses	(15,387)	(4,869)	(105)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	102,326,284	93,786,182	89,682,980
Own portfolio	82,905,367	82,214,836	71,854,299
Subject to repurchase agreements	7,117,375	1,615,018	7,823,704
Derivative financial instruments	1,178,321	1,417,180	1,982,501
Restricted deposits – Brazilian Central Bank	7,129,041	4,206,268	5,279,051
Subject to collateral provided	3,641,316	3,981,945	2,741,169
Securities purpose of unrestricted purchase and sale commitments	354,864	350,935	2,256
Interbank accounts	25,619,040	24,017,589	19,714,577
Unsettled payments and receipts	954,607	743,980	394,194
Restricted deposits: (Note 9)
– Restricted deposits – Brazilian Central Bank	24,580,053	23,216,434	19,277,486
– National treasury – rural credit	578	578	578
– SFH	5,398	5,239	9,793
Interbank onlendings	–	–	2,940
Correspondent banks	78,404	51,358	29,586
Interdepartmental accounts	90,980	145,798	138,761
Internal transfer of funds	90,980	145,798	138,761
Loan operations (Notes 3e, 10 and 32b)	70,825,659	68,156,719	57,272,937
Loan operations:
– Public sector	64,871	74,077	64,870
– Private sector	76,540,102	73,607,833	62,128,091
Allowance for loan losses (Notes 3e, 10f, 10g and 10h)	(5,779,314)	(5,525,191)	(4,920,024)
Leasing operations (Notes 2, 3e, 10 and 32b)	4,953,409	3,854,652	2,144,310
Leasing receivables:
– Public sector	58,915	56,553	31,212
– Private sector	8,659,037	6,758,474	4,033,882
Unearned income from leasing	(3,583,003)	(2,820,855)	(1,833,416)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(181,540)	(139,520)	(87,368)
Other receivables	27,482,392	29,767,974	24,208,600
Receivables on sureties and guarantees honored (Note 10a–2)	20,961	12,249	1,055
Foreign exchange portfolio (Note 11a)	12,243,328	14,255,544	12,047,077
Receivables	307,764	338,842	204,707
Securities trading	860,821	809,610	151,994
Insurance premiums receivable	1,341,014	1,255,932	1,240,568
Sundry (Note 11b)	12,822,360	13,198,094	10,642,064
Allowance for other loan losses (Notes 3e, 10f, 10g and 10h)	(113,856)	(102,297)	(78,865)
Other assets (Note 12)	1,970,280	1,961,980	1,417,672
Other assets	563,390	467,753	366,972
Provision for devaluations	(212,269)	(194,056)	(181,473)
Prepaid expenses (Notes 3g and 12b)	1,619,159	1,688,283	1,232,173
Long-term assets	87,825,711	76,109,876	60,809,545
Interbank investments (Notes 3b and 7)	671,952	563,194	629,360
Investments in federal funds purchased and securities sold under agreements to repurchase	–	–	48,633
Interest-earning deposits in other banks	671,952	563,194	580,727

Assets	2008		2007

	June	March	June

Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	16,629,979	11,380,554	13,894,407
Own portfolio	13,159,582	8,421,679	8,300,016
Subject to repurchase agreements	1,916,998	676,785	3,032,212
Derivative financial instruments	895,100	611,365	459,596
Restricted deposits – Brazilian Central Bank	184,565	1,258,475	1,049,011
Privatization currencies	100,682	100,434	89,729
Subject to collateral provided	373,052	311,816	963,843
Interbank accounts	453,367	451,626	403,446
Restricted deposits: (Note 9)
– SFH	453,367	451,626	403,446
Loan operations (Notes 3e, 10 and 32b)	46,395,589	44,114,759	32,735,751
Loan operations:
– Public sector	661,985	704,867	786,274
– Private sector	48,062,536	45,563,153	33,789,728
Allowance for loan losses (Notes 3e, 10f, 10g and 10h)	(2,328,932)	(2,153,261)	(1,840,251)
Leasing operations (Notes 2, 3e, 10 and 32b)	9,616,332	6,981,872	2,518,251
Leasing receivables:
– Public sector	62,473	75,413	108,044
– Private sector	16,350,316	11,781,776	4,602,352
Unearned income from leasing	(6,553,160)	(4,695,718)	(2,094,024)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(243,297)	(179,599)	(98,121)
Other receivables	12,468,208	10,968,509	9,913,635
Receivables	331	423	1,727
Securities trading	535,281	928,629	361,751
Sundry (Note 11b)	11,937,852	10,043,165	9,558,032
Allowance for other loan losses (Notes 3e, 10f, 10g and 10h)	(5,256)	(3,708)	(7,875)
Other assets (Note 12)	1,590,284	1,649,362	714,695
Other assets	1,277	4,604	7,956
Provision for devaluations	(55)	(516)	(1,043)
Prepaid expenses (Notes 3g and 12b)	1,589,062	1,645,274	707,782
Permanent assets	4,022,504	3,902,203	3,498,204
Investments (Notes 3h, 13 and 32b)	784,213	743,088	585,130
Interest in affiliated companies:
– Local	559,348	524,916	426,954
Other investments	576,299	564,327	518,256
Allowance for losses	(351,434)	(346,155)	(360,080)
Premises and equipment (Notes 3i and 14)	2,424,982	2,333,922	2,187,522
Premises and equipment	1,095,637	1,083,817	1,046,863
Other premises and equipment	4,573,790	4,460,214	4,149,052
Accumulated depreciation	(3,244,445)	(3,210,109)	(3,008,393)
Leased assets (Note 14)	9,241	10,588	28,162
Leased assets	16,057	16,656	40,468
Accumulated depreciation	(6,816)	(6,068)	(12,306)
Deferred assets (Notes 3j and 15)	804,068	814,605	697,390
Organization and expansion costs	1,965,808	1,935,095	1,682,630
Accumulated amortization	(1,161,740)	(1,120,490)	(985,240)
Total	403,270,686	355,517,342	290,568,192

    The Notes are an integral part of the Financial Statements.

Liabilities	2008		2007

	June	March	June

Current liabilities	243,012,166	210,581,635	176,484,612
Deposits (Notes 3k and 16a)	81,221,329	77,693,179	60,920,925
Demand deposits	25,843,131	25,845,700	21,019,183
Savings deposits	34,149,450	33,290,059	28,405,401
Interbank deposits	483,638	309,774	230,980
Time deposits (Note 32b)	19,813,735	17,413,385	10,679,982
Other deposits	931,375	834,261	585,379
Federal funds purchased and securities sold under agreements to repurchase (Notes 3k and 16b)	71,530,724	45,001,283	35,828,113
Own portfolio	15,532,672	10,927,982	14,425,417
Third-party portfolio	52,764,502	30,558,507	19,350,502
Unrestricted portfolio	3,233,550	3,514,794	2,052,194
Issuance of securities (Notes 16c and 32b)	1,259,403	1,658,635	2,346,765
Exchange acceptances	28,381	32	1,907
Mortgage notes	1,005,414	973,863	871,072
Debentures (Note 16c-1)	26,972	111,176	49,154
Securities issued abroad	198,636	573,564	1,424,632
Interbank accounts	400,313	312,545	164,646
Correspondent banks	400,313	312,545	164,646
Interdepartmental accounts	2,057,534	1,847,051	1,761,699
Third-party funds in transit	2,057,534	1,847,051	1,761,699
Borrowings (Notes 17a and 32b)	7,839,365	7,372,525	6,273,999
Local borrowings – official institutions	97	126	211
Local borrowings – other institutions	410	390	349
Borrowings abroad	7,838,858	7,372,009	6,273,439
Local onlendings – official institutions (Notes 17b and 32b)	6,213,643	5,665,277	5,417,227
National treasury	29,782	40,289	33,550
BNDES	2,757,579	2,515,813	3,094,530
CEF	15,749	15,326	12,264
Finame	3,410,515	3,093,614	2,276,222
Other institutions	18	235	661
Foreign onlendings (Notes 17b and 32b)	1,189,880	1,393,690	5,513
Foreign onlendings	1,189,880	1,393,690	5,513
Derivative financial instruments (Notes 3d and 32)	1,246,513	1,357,328	1,987,392
Derivative financial instruments	1,246,513	1,357,328	1,987,392
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	44,769,886	42,976,819	40,000,201
Other liabilities	25,283,576	25,303,303	21,778,132
Collections and tax payments and other contributions	2,287,737	2,711,207	1,566,436
Foreign exchange portfolio (Note 11a)	5,545,971	7,318,890	6,405,313
Social and statutory	1,390,186	795,222	1,311,757
Fiscal and social security (Note 20a)	3,062,375	2,379,722	2,346,141
Securities trading	780,780	758,166	142,051
Financial and development funds	4,517	2,814	1,137
Subordinated debts (Notes 19 and 32b)	648,656	695,138	55,113
Sundry (Note 20b)	11,563,354	10,642,144	9,950,184

Liabilities	2008		2007

	June	March	June

Long-term liabilities	126,177,976	111,678,094	86,333,196
Deposits (Notes 3k and 16a)	41,531,007	29,017,493	21,679,693
Interbank deposits	1,637	575	–
Time deposits (Note 32b)	41,529,370	29,016,918	21,679,693
Federal funds purchased and securities sold under agreements to repurchase (Notes 3k and 16b)	26,747,410	24,538,852	17,927,833
Own portfolio	26,747,410	24,538,852	17,927,833
Funds from issuance of securities (Notes 16c and 32b)	4,209,319	5,579,888	4,298,383
Exchange acceptances	185	227	5,020
Mortgage notes	21,364	1,011	4,082
Debentures (Note 16c-1)	1,455,352	2,552,100	2,552,100
Securities issued abroad	2,732,418	3,026,550	1,737,181
Borrowings (Notes 17a and 32b)	435,696	589,251	265,969
Local borrowings – official institutions	186	241	405
Borrowings abroad	435,510	589,010	265,564
Local onlendings – official institutions (Notes 17b and 32b)	9,057,746	8,991,779	7,202,307
BNDES	3,380,008	3,623,498	2,923,731
CEF	87,254	87,454	71,987
Finame	5,589,716	5,280,009	4,205,641
Other institutions	768	818	948
Derivative financial instruments (Notes 3d and 32)	351,210	266,640	136,796
Derivative financial instruments	351,210	266,640	136,796
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	17,297,853	16,745,592	12,899,313
Other liabilities	26,547,735	25,948,599	21,922,902
Social and statutory	–	–	138
Fiscal and social security (Note 20a)	8,145,837	7,635,324	7,278,559
Securities trading	–	–	7,258
Subordinated debts (Notes 19 and 32b)	16,060,078	15,871,747	13,147,870
Sundry (Note 20b)	2,341,820	2,441,528	1,489,077
Deferred income	207,444	189,818	173,303
Deferred income	207,444	189,818	173,303
Minority interest in subsidiaries (Note 22)	162,182	158,678	62,557
Shareholders’ equity (Note 23)	33,710,918	32,909,117	27,514,524
Capital:
– Domiciled in Brazil	21,731,113	21,411,839	16,756,490
– Domiciled abroad	1,268,887	1,588,161	1,243,510
Capital reserves	63,171	62,498	55,459
Revenue reserves	9,677,868	8,394,029	7,596,750
Adjustment to market value – TVM and derivatives	972,987	1,452,744	1,937,589
Treasury shares (Notes 23e and 32b)	(3,108)	(154)	(75,274)
Shareholders' equity managed by parent company	33,873,100	33,067,795	27,577,081
Total	403,270,686	355,517,342	290,568,192

    The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Revenues from financial intermediation	13,209,767	11,739,336	24,949,103	20,684,194
Loan operations (Note 10j)	6,422,633	6,571,120	12,993,753	10,648,609
Leasing operations (Note 10j)	517,740	372,536	890,276	384,517
Operations with securities (Note 8f)	2,239,185	1,820,337	4,059,522	4,026,904
Interest income on insurance, private pension plans and certificated savings plans (Note 8f)	2,467,555	1,676,345	4,143,900	3,686,229
Derivative financial instruments (Note 8f)	1,203,128	574,278	1,777,406	1,014,638
Foreign exchange transactions (Note 11a)	(14,203)	395,881	381,678	292,569
Compulsory deposits (Note 9b)	373,729	328,839	702,568	630,728
Expenses from financial intermediation	8,009,784	7,310,706	15,320,490	11,598,634
Market funding operations (Note 16e)	4,717,570	3,818,055	8,535,625	6,666,182
Price-level restatement and interest on technical provisions for insurance,
private pension plans and certificated savings plans (Note 16e)	1,711,644	1,024,234	2,735,878	2,140,553
Borrowings and onlendings (Note 17c)	(254,877)	800,385	545,508	283,586
Leasing operations (Note 10j)	1,105	1,195	2,300	4,688
Allowance for loan losses (Notes 3e, 10g and 10h)	1,834,342	1,666,837	3,501,179	2,503,625

Gross income from financial intermediation	5,199,983	4,428,630	9,628,613	9,085,560

Other operating income (expenses)	(2,036,979)	(1,930,091)	(3,967,070)	(3,848,028)
Fee and commission income (Note 24)	2,774,673	2,803,529	5,578,202	5,167,724
Other fee and commission income	2,561,844	2,603,100	5,164,944	4,814,995
Bank fees revenues	212,829	200,429	413,258	352,729
Insurance, private pension plans and certificated savings plans retained premiums (Notes 3l and 21d)	5,666,383	5,285,116	10,951,499	9,536,430
Net premiums written	5,756,330	5,366,960	11,123,290	9,855,856
Reinsurance premiums	(89,947)	(81,844)	(171,791)	(319,426)
Variation in technical provisions for insurance, private pension plans and
certificated savings plans (Note 3l)	(2,642,347)	(2,533,242)	(5,175,589)	(5,072,907)
Retained claims (Note 3l)	(1,782,118)	(1,639,572)	(3,421,690)	(2,931,416)
Certificated savings plans draws and redemptions (Note 3l)	(354,756)	(318,260)	(673,016)	(653,549)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3l)	(318,998)	(279,285)	(598,283)	(521,794)
Personnel expenses (Note 25)	(1,715,129)	(1,736,553)	(3,451,682)	(3,109,234)
Other administrative expenses (Note 26)	(1,968,592)	(1,814,994)	(3,783,586)	(3,183,646)
Tax expenses (Note 27)	(624,739)	(611,323)	(1,236,062)	(1,230,927)
Equity in earnings (losses) of unconsolidated companies (Note 13c)	33,656	32,169	65,825	16,094
Other operating income (Note 28)	323,851	329,782	653,633	636,212
Other operating expenses (Note 29)	(1,428,863)	(1,394,428)	(2,823,291)	(2,319,541)
Full goodwill amortization (Note 15a)	–	(53,030)	(53,030)	(181,474)
Operating income	3,163,004	2,498,539	5,661,543	5,237,532
Non-operating income (Note 30)	(20,604)	402,233	381,629	600,624
Income before tax on income and profit sharing	3,142,400	2,900,772	6,043,172	5,838,156
Income tax and social contribution (Notes 34a and 34b)	(1,136,254)	(794,696)	(1,930,950)	(1,827,017)
Minority interest in subsidiaries	(3,715)	(3,591)	(7,306)	(4,517)
Net income	2,002,431	2,102,485	4,104,916	4,006,622

     The Notes are an integral part of the Financial Statements.

Events	Restated Paid-Up Capital	Capital Reserves		Revenue Reserves		Adjustment to Market Value–TVM and Derivatives		Treasury Shares	Retained Earnings	Total

	Capital Stock	Tax Incentives from Income Tax	Other	Legal	Statutory	Own	Subsidiaries

Balances as of 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase with reserves	3,800,000	–	–	–	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	454	–	–	–	–	–	–	454
Acquisition of treasury shares	–	–	–	–	–	–	–	(24,864)	–	(24,864)
Adjustment to market value – available-for-sale securities	–	–	–	–	–	(22,872)	315,800	–	–	292,928
Net income	–	–	–	–	–	–	–	–	4,006,622	4,006,622
Allocations: – Reserves	–	–	–	200,331	2,409,313	–	–	–	(2,609,644)	–
– Interest on shareholders’ capital	–	–	–	–	–	–	–	–	(1,075,000)	(1,075,000)
– Proposed dividends	–	–	–	–	–	–	–	–	(321,978)	(321,978)

Balances as of 6.30.2007	18,000,000	2,103	53,356	1,487,923	6,108,827	(10,110)	1,947,699	(75,274)	–	27,514,524

Balances as of 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Capital increase through subscription	1,200,000	–	–	–	–	–	–	–	–	1,200,000
Capital increase with reserves	2,800,000	–	–	–	(2,800,000)	–	–	–	–	–
Premium in share subscription	–	–	6,874	–	–	–	–	–	–	6,874
Acquisition of treasury shares	–	–	–	–	–	–	–	(154)	–	(154)
Cancellation of treasury shares	–	–	–	–	(131,849)	–	–	131,849	–	–
Adjustment to market value – available-for-sale securities	–	–	–	–	–	7,229	(24,461)	–	–	(17,232)
Net income	–	–	–	–	–	–	–	–	2,102,485	2,102,485
Allocations: – Reserves	–	–	–	105,124	1,257,161	–	–	–	(1,362,285)	–
– Interest on shareholders’ capital	–	–	–	–	–	–	–	–	(740,200)	(740,200)

Balances as of 3.31.2008	23,000,000	2,103	60,395	1,582,761	6,811,268	(40,195)	1,492,939	(154)	–	32,909,117

Balances as of 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Capital increase through subscription	1,200,000	–	–	–	–	–	–	–	–	1,200,000
Capital increase with reserves	2,800,000	–	–	–	(2,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	89	–	–	–	–	–	–	89
Premium in share subscription	–	–	6,874	–	–	–	–	–	–	6,874
Acquisition of treasury shares	–	–	–	–	–	–	–	(3,108)	–	(3,108)
Share Fraction	–	–	584	–	–	–	–	–	–	584
Cancellation of treasury shares	–	–	–	–	(131,849)	–	–	131,849	–	–
Adjustment to market value – available-for-sale securities	–	–	–	–	–	(9,140)	(487,849)	–	–	(496,989)
Net income	–	–	–	–	–	–	–	–	4,104,916	4,104,916
Allocations: – Reserves	–	–	–	205,246	2,440,878	–	–	–	(2,646,124)	–
– Interest on shareholders’ capital	–	–	–	–	–	–	–	–	(955,609)	(955,609)
– Proposed dividends	–	–	–	–	–	–	–	–	(503,183)	(503,183)

Balances as of 6.30.2008	23,000,000	2,103	61,068	1,682,883	7,994,985	(56,564)	1,029,551	(3,108)	–	33,710,918

    The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand

		2008			2007

		2nd Quarter	1st Quarter	1st Half	1st Half

	Financial resources were provided by:	53,435,267	31,538,549	69,611,226	31,659,176
	Net income	2,002,431	2,102,485	4,104,916	4,006,622
	Adjustments to net income	2,044,301	1,872,614	3,916,915	2,970,208
	Allowance for loan losses	1,834,342	1,666,837	3,501,179	2,503,625
	Depreciation and amortization	173,805	137,721	311,526	266,318
	Goodwill amortization	–	53,030	53,030	181,474
	Provision (reversal) for losses in interbank investments and investments	15,797	(10,358)	5,439	1,178
	Equity in earnings (losses) of unconsolidated companies	(33,656)	(32,169)	(65,825)	(16,094)
	Other	54,013	57,553	111,566	33,707
	Change in deferred income	17,626	671	18,297	(7,157)
	Change in minority interest	3,504	3,266	6,770	5,117
	Adjustment to market value – available-for-sale securities	(479,757)	(17,232)	(496,989)	292,928
	Resources from shareholders	584	1,206,874	1,207,458	–
	Capital increase through subscription	–	1,200,000	1,200,000	–
	Premium in share subscription/share fraction	584	6,874	7,458	–
	Third parties' funds provided by:
	– Increase in liabilities sub-items	48,726,459	16,544,924	60,199,400	23,913,230
	Deposits	16,041,664	8,387,226	24,428,890	–
	Federal funds purchased and securities sold under agreements to repurchase	28,737,999	–	24,644,485	6,080,513
	Funds from issuance of securities	–	741,741	–	1,008,869
	Interbank accounts	87,768	295,913	383,681	158,832
	Interdepartmental accounts	210,483	–	–	–
	Borrowings and onlendings	723,808	602,975	1,326,783	1,745,970
	Derivative financial instruments	–	672,235	645,990	1,605,184
	Technical provisions for insurance, private pension plans and certificated savings plans	2,345,328	1,196,146	3,541,474	3,770,300
	Other liabilities	579,409	4,648,688	5,228,097	9,543,562
	– Decrease in asset sub-items	1,039,772	9,589,217	338,382	64,307
	Securities and derivative financial instruments	–	9,284,973	–	–
	Interdepartmental accounts	54,818	283,564	338,382	47,577
	Insurance premiums receivable	–	20,680	–	16,730
	Other receivables	857,858	–	–	–
	Other assets	127,096	–	–	–
	– Sale (write-off) of assets and investments	79,515	189,737	269,252	404,666
	Foreclosed assets	38,379	132,732	171,111	80,050
	Premises and equipment and leased assets	19,678	20,973	40,651	170,794
	Investments	18,866	34,991	53,857	152,338
	Sale (write-off) of deferred assets	2,592	1,041	3,633	1,484
	– Interest on shareholders’ capital and dividends received and/or provisioned from affiliated companies	832	45,993	46,825	9,255
	Financial resources were used for:	54,003,325	31,322,902	69,963,637	31,505,464
	Interest on shareholders’ capital and dividends paid and/or provisioned	718,592	740,200	1,458,792	1,396,978
	Acquisition of shares issued by the Company	2,954	154	3,108	24,864
	Capital expenditures in	410,817	654,870	1,065,687	750,722
	Foreclosed assets	162,383	243,577	405,960	92,827
	Premises and equipment and leased assets	215,572	176,250	391,822	440,898
	Investments	32,862	235,043	267,905	216,997
	Deferred assets	69,067	88,700	157,767	143,992
	Increase in asset sub-items	51,005,850	25,071,282	65,786,524	27,420,301
	Interbank investments	25,027,392	11,047,905	36,075,297	1,404,209
	Securities and derivative financial instruments	13,785,962	–	4,500,988	6,327,385
	Interbank accounts	1,603,192	432,701	2,035,893	993,217
	Loan operations	5,379,564	4,184,355	9,563,919	10,660,066
	Leasing operations	3,838,935	2,947,880	6,786,815	936,652
	Other receivables	–	4,922,758	4,064,900	4,822,439
	Write-off of allowance for loan losses	1,285,723	1,389,077	2,674,800	2,125,938
	Insurance premiums receivable	85,082	–	64,402	–
	Other assets	–	146,606	19,510	150,395
	Decrease in liabilities sub-items	1,796,045	4,767,696	1,491,759	1,768,607
	Deposits	–	–	–	1,304,595
	Federal funds purchased and securities sold under agreements to repurchase	–	4,093,514	–	–
	Funds from issuance of securities	1,769,801	–	1,028,060	–
	Interdepartmental accounts	–	674,182	463,699	464,012
	Derivative financial instruments	26,244	–	–	–
	Increase/(decrease) in funds available	(568,058)	215,647	(352,411)	153,712

Changes in financial position	At the beginning of the period	5,702,253	5,486,606	5,486,606	4,761,972
	At the end of the period	5,134,195	5,702,253	5,134,195	4,915,684
	Increase/(decrease) in funds available	(568,058)	215,647	(352,411)	153,712

     The Notes are an integral part of the Financial Statements.

Consolidated Cash Flow – R$ thousand

		2008			2007

		2nd Quarter	1st Quarter	1st Half	1st Half

	Operating activities:

	Net income	2,002,431	2,102,485	4,104,916	4,006,622

	Adjustments to reconcile net income to net cash provided by (used in) operating activities	2,044,301	1,872,614	3,916,915	2,970,208
	Provision for loan losses	1,834,342	1,666,837	3,501,179	2,503,625
	Provision (reversal) for losses on interbank investments and investments	15,797	(10,358)	5,439	1,178
	Depreciation and amortization	173,805	137,721	311,526	266,318
	Goodwill amortization	–	53,030	53,030	181,474
	Equity in the earnings of unconsolidated companies	(33,656)	(32,169)	(65,825)	(16,094)
	Other	54,013	57,553	111,566	33,707

	Adjusted net income	4,046,732	3,975,099	8,021,831	6,976,830

	Change in assets and liabilities	(46,009,695)	(10,398,400)	(56,408,095)	(13,097,103)
	Decrease (increase) in interbank investments	(25,027,392)	(11,047,905)	(36,075,297)	(1,404,209)
	Decrease (increase) in securities and derivative financial instruments	(13,812,206)	9,957,208	(3,854,998)	(4,722,201)
	Decrease (increase) in interbank accounts	(151,805)	(458,941)	(610,746)	(221,605)
	Decrease (increase) in interdepartmental accounts	265,301	(390,618)	(125,317)	(416,435)
	Decrease (increase) in loan operations	(5,379,564)	(4,184,355)	(9,563,919)	(10,660,066)
	Decrease (increase) in leasing operations	(3,838,935)	(2,947,880)	(6,786,815)	(936,652)
	Decrease (increase) in insurance premiums receivable	(85,082)	20,680	(64,402)	16,730
	Decrease (increase) in other receivables	857,858	(4,922,758)	(4,064,900)	(4,822,439)
	Decrease (increase) in other assets	127,096	(146,606)	(19,510)	(150,395)
	Write-off of provision for loan losses	(1,285,723)	(1,389,077)	(2,674,800)	(2,125,938)
	Increase (decrease) in technical provisions for insurance, private pension plans and certificated savings plans	2,345,328	1,196,146	3,541,474	3,770,300
	Increase (decrease) in other liabilities	437,560	3,932,267	4,369,827	8,290,036
	Increase (decrease) in deferred income	17,626	671	18,297	(7,157)
	Adjustment to market value – available-for-sale securities	(479,757)	(17,232)	(496,989)	292,928

	Net cash used in operating activities	(41,962,963)	(6,423,301)	(48,386,264)	(6,120,273)

	Investment activities:
	Decrease (increase) in compulsory deposits – Brazilian Central Bank	(1,363,619)	322,153	(1,041,466)	(612,780)
	Proceeds from sale of foreclosed assets	38,379	132,732	171,111	80,050
	Sale of investments	18,866	34,991	53,857	152,338
	Proceeds from sale of premises and equipment and leased assets	19,678	20,973	40,651	170,794
	Decrease in deferred charges	2,592	1,041	3,633	1,484
	Acquisition of foreclosed assets	(162,383)	(243,577)	(405,960)	(92,827)
	Acquisition of investments	(32,862)	(235,043)	(267,905)	(216,997)
	Acquisition of premises and equipment and leased assets	(215,572)	(176,250)	(391,822)	(440,898)
	Deferred charges	(69,067)	(88,700)	(157,767)	(143,992)
	Interest on shareholders’ capital and dividends received and/or provisioned from affiliated companies	832	45,993	46,825	9,255
	Net cash used in investing activities	(1,763,156)	(185,687)	(1,948,843)	(1,093,573)

	Financing activities:
	Increase (decrease) in deposits	16,041,664	8,387,226	24,428,890	(1,304,595)
	Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	28,737,999	(4,093,514)	24,644,485	6,080,513
	Increase (decrease) in funds from issuance of securities	(1,769,801)	741,741	(1,028,060)	1,008,869
	Increase (decrease) in borrowings and onlendings	723,808	602,975	1,326,783	1,745,970
	Subordinated debt	141,849	716,421	858,270	1,253,526
	Capital increase through subscription	–	1,200,000	1,200,000	–
	Premium in share subscription/share fraction	584	6,874	7,458	–
	Interest on shareholders’ capital and dividends paid and/or provisioned	(718,592)	(740,200)	(1,458,792)	(1,396,978)
	Acquisition of shares issued by the Company	(2,954)	(154)	(3,108)	(24,864)
	Variation in minority interest	3,504	3,266	6,770	5,117
	Net cash provided by financing activities	43,158,061	6,824,635	49,982,696	7,367,558
	Increase/(decrease) in funds available	(568,058)	215,647	(352,411)	153,712

Changes in financial position	At the beginning of the period	5,702,253	5,486,606	5,486,606	4,761,972
	At the end of the period	5,134,195	5,702,253	5,134,195	4,915,684
	Increase/(decrease) in funds available	(568,058)	215,647	(352,411)	153,712

     The Notes are an integral part of the Financial Statements.

Consolidated Value Added Statement – R$ thousand

	2008						2007

	2ndQuarter		1st Quarter		1st Half		1st Half

	R$	%	R$	%	R$	%	R$	%

Value added breakdown

Gross income from financial
intermediation	5,199,983	94.9	4,428,630	84.4	9,628,613	89.8	9,085,560	89.3
Fee and commission income	2,774,673	50.7	2,803,529	53.5	5,578,202	52.0	5,167,724	50.8
Other operating income/expenses	(2,496,103)	(45.6)	(1,987,102)	(37.9)	(4,483,205)	(41.8)	(4,079,484)	(40.1)
Total	5,478,553	100.0	5,245,057	100.0	10,723,610	100.0	10,173,800	100.0

Value added distribution

Employees	1,490,261	27.2	1,522,234	29.0	3,012,495	28.1	2,722,232	26.8
Compensation	852,438	15.6	807,587	15.4	1,660,025	15.5	1,507,115	14.8
Benefits	322,072	5.9	351,222	6.7	673,294	6.3	639,134	6.3
FGTS (Government Severance Indemnity Fund for Employees)	88,475	1.6	83,451	1.6	171,926	1.6	158,088	1.6
Other charges	227,276	4.1	279,974	5.3	507,250	4.7	417,895	4.1

Contribution to the Government	1,985,861	36.3	1,620,338	30.9	3,606,199	33.6	3,444,946	33.9
Tax expenses	624,739	11.4	611,323	11.7	1,236,062	11.5	1,230,927	12.1
Income tax and social contribution	1,136,254	20.8	794,696	15.1	1,930,950	18.0	1,827,017	18.0
INSS	224,868	4.1	214,319	4.1	439,187	4.1	387,002	3.8

Interest on shareholders’ capital and dividends paid and/or provisioned	718,592	13.1	740,200	14.1	1,458,792	13.6	1,396,978	13.7

Profit reinvestment	1,283,839	23.4	1,362,285	26.0	2,646,124	24.7	2,609,644	25.6

Total	5,478,553	100.0	5,245,057	100.0	10,723,610	100.0	10,173,800	100.0

    The Notes are an integral part of the Financial Statements.

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Notes to the Consolidated Financial Statements

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plans and Certificated Savings Plans. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

In this context, Bradesco carried out the following operations in 1H08:

• On January 21, 2008, Grupo Bradesco de Seguros e Previdência, by means of Bradesco Seguros S.A., entered into a “Quota Assignment Agreement” with Marsh Corretora de Seguros Ltda., parent company of Mediservice – Administradora de Planos de Saúde Ltda. (Mediservice), in order to acquire the ownership control of the latter at the amount of R$84.9 million. The operation was authorized by the Brazilian Agency of Supplementary Health (ANS) and it is subject to the approval of authorities of the competition defense system (CADE); and

• On March 6, 2008, Banco Bradesco BBI S.A. entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A., in order to acquire the total capital of the latter. Ágora Corretora is the largest brokerage house in Brazil relating to online purchase and sale of shares to individuals (home broker), with approximately 29,000 active clients. The operation is subject to approval by the applicable authorities.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting practices determined by the Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), Brazilian Council of Private Insurance (CNSP), Insurance Superintendence (Susep) and the National Agency for Supplementary Healthcare (ANS), and consider the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, less the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the shareholders’ equity referring to the interest of minority shareholders were highlighted. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and jointly controlled investments has been fully amortized in the period in which the investments acquisition took place (Note 15a). The exchange variation arising from foreign transactions, branches and subsidiaries is presented in the income accounts with derivative financial instruments, in order to eliminate the effect of the protection instruments of these investments (Note 4).

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the calculation of technical provisions from insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main direct and indirect ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2008		2007

		June 30	March 31	June 30

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loan and Financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco Finasa BMC S.A. (1) (2) (16)	Banking	100.00%	100.00%	–
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment Bank	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (17)	Banking	–	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A. (7)	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Assets under Management	100.00%	100.00%	100.00%
Companhia Brasileira de Meios de Pagamento – Visanet (2) (5) (6) (8) (15)	Service Provision	39.31%	39.31%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (13)	Banking	–	–	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (2) (16)	Banking	100.00%	100.00%	–
Banco Bradesco S.A. Nassau Branch (4)	Banking	100.00%	100.00%	–
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Uk (3)	Brokerage	100.00%	100.00%	–

Insurance, private pension plans and certificated savings plans area
Atlântica Capitalização S.A.	Certificated Savings Plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (10)	Insurance	–	18.41%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated Savings Plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros (14)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (11)	Insurance	–	–	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (5) (6) (18)	Insurance	–	12.09%	12.09%

Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A. (12)	Holding	54.01%	54.01%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (2) (5) (6)	Credit Acquisition	9.09%	9.09%	9.09%
CPM Holdings Limited (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information Technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service Provision	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)	Current name of Banco BMC;
(2)	Companies whose audit services in 2007 were carried out by other independent auditors;
(3)	Company incorporated in February 2008;
(4)	Company incorporated in August 2007;

(5)	Companies whose audit (review) services in 2008 are carried out by other independent auditors;
(6)	Companies proportionally consolidated, in conformity with CMN Resolution 2,723 and CVM Instruction 247;
(7)	Current name of Bankpar Banco Múltiplo S.A.;
(8)
The special purpose entity called Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(9)
The special purpose entity called International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(10)	Company sold in March 2008;
(11)	Company sold in December 2007;
(12)	Reduction in equity interest due to the non-interest in capital increase occurred in August 2007;
(13)	Company merged into Banco Bradesco S.A. Nassau Branch in December 2007;
(14)	Current name of Finasa Seguradora S.A.;
(15)	Reduction in equity interest due to the non-interest in capital increase occurred in January 2008.
(16)	Company acquired in August 2007 and consolidated as of September 2007;
(17)	Merged into Banco BMC on April 2008; and
(18)	The company was not consolidated due to the sale process, the conclusion of which depends on the authorization from proper authorities.

3) Significant Accounting Policies

a) Determination of income

Income and expenses are determined on the accrual basis of accounting, which establishes that income and expenses should be included in the determination of the results of the period in which they take place, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with prefixed rates are recorded at their redemption value and income and expenses for the future period are recorded as a discount to the corresponding assets and liabilities. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance, reinsurance and corresponding commissions, are appropriated to the income upon effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurance (IRB), respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. Payments for draw redemptions are considered as expenses in the month when they take place.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues therefrom are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value as a counter-entry to income for the period;

Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity, adjusted to market value as a counter-entry to a specific account in shareholders' equity, at amounts net of tax effects; and

Held-to-maturity securities – securities with the intention and financial capacity for maintenance in portfolio up to maturity, recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by Bacen, particularly derivatives used to manage general exposure to risk, are recorded at market value, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution no. 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution no. 2,682 is also taken into account for client risk classification purposes as follows:

Past-due period	Client classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled in memorandum accounts, for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the allowance and which are recorded in memorandum accounts, are classified as “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, connected to assessments carried out by the Management, in the loan risks determination.

f) Income tax and social contribution (assets and liabilities)

Tax credits on income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - Sundry” and the provision for deferred tax liabilities on depreciation excess and market value adjustments of securities is recorded in “Other Liabilities – Tax and Social Security activities”.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on the current expectations for realization, taking into account the technical studies and analyses carried out by the Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, the provision for social contribution calculated on pre-tax income is recorded at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all types of company). The increase in the rate of social contribution payable by companies in the financial and insurance sectors was introduced by Provisional Measure (MP) 413 of January 3, 2008, (which became Law 11,727 on June 23, 2008) and is calculated pursuant to the rules issued by the tax authorities.

Deferred tax assets arising from the increase in the social contribution rate to 15% are recorded up to the corresponding limit of the tax liabilities (Note 34).

Provisions were recorded for other income tax and social contribution in accordance with specific applicable legislations.

g) Prepaid expenses

These record investments of resources in prepayments, whose rights of benefits or service provision will take place in future periods, therefore, they are recorded in assets considering the accrual method of accounting.

Prepayments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third parties.

This group is basically represented by: commission in the placement of financings, contracts in the rendering of banking services, insurance selling expenses, insurance expenses, costs on funding abroad and advertising expenses, as described in Note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to underlying assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when underlying assets and rights are no longer part of the institution’s assets or the expected future benefits cannot be realized.

h) Investments

The investments in subsidiaries, jointly controlled investments and affiliated companies, when relevant, are evaluated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their effects recognized in income for the period.

The exchange membership certificates of the São Paulo Stock Exchange (Bovespa), the Mercantile and Futures Exchange (BM&F) (up to the date of demutualization), and the Custody and Settlement Chamber (Cetip) are evaluated and adjusted at their unaudited book value, informed by the corresponding stock exchanges as counter-entry to the account highlighted in the shareholders’ equity, and fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred assets

Deferred assets are recorded at acquisition or formation cost, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolution 162/2006.

• Insurance of basic, life and health lines

– The provision of unearned premiums (PPNG) is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be formed.

– The provision of claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by those policyholders/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the indemnities payment estimates, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those policyholders until the balance sheet date.

The provision is monetarily restated and includes all the claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision of unsettled claims complements the provisions of claims incurred but not reported – IBNR.

– The supplementary premium provision (PCP) is monthly recorded to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values verified daily and the recorded PPNG;

– Other technical provisions refer to the provision to face the differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation with Actuarial Technical Note approved by ANS.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT.2000 (mitigated), increased in 1.5% (improvement), considering males separated from females, who have higher life expectancy, and the actual interest rate of 4.3% p.a.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

• Certificated savings plans

– The mathematical provision for redemptions is constituted for each active or suspended certificated savings plan during the term estimated in the General Conditions of the plan. It is calculated according to the methodology set forth in the Actuarial Technical Notes approved by Susep.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution 489/05.

• Contingent Assets: they are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain and by the confirmed capacity of its receipt or compensation with other liability recovery. The contingent assets with probability of probable success are only disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: they are established taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually relevant, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: they result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

Reclassifications

For a better comparison of the financial statements, reclassifications were carried out in the balances of the 1st half of 2007, in view of the compliance with the accounting procedures/classifications adopted in the 2nd half of 2008.

Statement of Income	R$ thousand

	2007

	1stHalf

	Previous disclosure	Reclassifications	Reclassified balance

Income from financial intermediation	20,056,506	627,688	20,684,194
Loan operations (1)	9,930,637	717,972	10,648,609
Income from securities operations (1)	3,261,337	765,567	4,026,904
Income from derivative financial instruments (1)	1,870,489	(855,851)	1,014,638
Expenses with financial intermediation	10,970,946	627,688	11,598,634
Federal funds purchased and securities sold under agreements to repurchase operations (1)	5,616,294	1,049,888	6,666,182
Loan and onlending operations (1)	705,786	(422,200)	283,586
Gross income from financial intermediation	9,085,560	–	9,085,560
Other operating income/expenses	(3,848,028)	–	(3,848,028)
Insurance, private pension plans and certificated savings plans retained premiums (2)	7,448,639	2,087,791	9,536,430
Reinsurance premiums (2)	(2,407,217)	2,087,791	(319,426)

Variation of technical provisions from insurance, private pension plans and certificated savings plans (2)	(1,760,482)	(3,312,425)	(5,072,907)
Expenses with private pension plans benefits and redemptions (2)	(1,224,634)	1,224,634	–
Net income	4,006,622	–	4,006,622

(1)
The exchange variation of operations of branches and subsidiaries abroad, which were distributed in the lines of the statement of income, according to the respective assets and liabilities originated, were reallocated to item “Income from Financial Instruments and Derivatives, to eliminate the effect of these hedge instruments of investments abroad; and

(2)
In accordance with the resolution of Susep Circular Letter 356/2007 and Susep/Decon/GAB Circular Letter 003/2008, we are reclassifying Expenses with Benefits and Redemptions of Private Pension Plans and VGBL Redemptions to item “Variation of Technical Provision of Insurance, Private Pension Plans and Certificated Savings Plans”.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Abroad	Brazil	Abroad

Assets
Current and long-term assets	309,230,917	21,442,978	75,280,592	26,040	712,997	(7,445,342)	399,248,182
Funds available	4,849,405	235,861	110,350	9,908	8,477	(79,806)	5,134,195
Interbank investments	72,954,098	1,794,644	–	–	–	(1,056,558)	73,692,184
Securities and derivative financial instruments	42,604,063	6,065,410	70,665,073	13,772	230,554	(622,609)	118,956,263
Interbank and interdepartmental accounts	26,153,138	10,249	–	–	–	–	26,163,387
Loan and leasing operations	123,764,204	12,582,272	–	–	–	(4,555,487)	131,790,989
Other receivables and other assets	38,906,009	754,542	4,505,169	2,360	473,966	(1,130,882)	43,511,164
Permanent assets	20,806,207	34,784	1,229,449	33	183,201	(18,231,170)	4,022,504
Investments	17,981,277	29,375	939,199	–	65,532	(18,231,170)	784,213
Premises and equipment and leased assets	2,068,728	5,309	248,075	33	112,078	–	2,434,223
Deferred charges	756,202	100	42,175	–	5,591	–	804,068
Total on June 30, 2008	330,037,124	21,477,762	76,510,041	26,073	896,198	(25,676,512)	403,270,686
Total on March 31, 2008	283,711,156	22,300,702	73,572,320	24,922	915,803	(25,007,561)	355,517,342
Total on June 30, 2008	226,506,604	21,253,851	66,952,212	20,166	1,312,592	(25,477,233)	290,568,192

Liabilities
Current and long-term liabilities	295,966,596	13,223,787	66,960,480	8,521	476,100	(7,445,342)	369,190,142
Deposits	119,883,589	4,005,107	–	–	–	(1,136,360)	122,752,336
Federal funds purchased and securities sold under agreements to repurchase	97,363,338	915,137	–	–	–	(341)	98,278,134
Funds from issuance of securities	3,339,046	2,927,242	–	–	–	(797,566)	5,468,722
Interbank and interdepartmental accounts	2,456,641	1,206	–	–	–	–	2,457,847
Borrowings and onlendings	26,433,830	2,682,693	–	–	–	(4,380,193)	24,736,330
Derivative financial instruments	1,487,612	110,111	–	–	–	–	1,597,723
Technical provisions from insurance, private pension plans and certificated savings plans	–	–	62,062,393	5,346	–	–	62,067,739
Other liabilities:
– Subordinated debt	14,398,262	2,310,472	–	–	–	–	16,708,734
– Other	30,604,278	271,819	4,898,087	3,175	476,100	(1,130,882)	35,122,577
Deferred income	201,418	–	6,026	–	–	–	207,444
Shareholders’ equity/minority interest in subsidiaries	158,192	8,253,975	9,543,535	17,552	420,098	(18,231,170)	162,182
Shareholders’ equity, parent company	33,710,918	–	–	–	–	–	33,710,918
Total on June 30, 2008	330,037,124	21,477,762	76,510,041	26,073	896,198	(25,676,512)	403,270,686
Total on March 31, 2008	283,711,156	22,300,702	73,572,320	24,922	915,803	(25,007,561)	355,517,342
Total on June 30, 2007	226,506,604	21,253,851	66,952,212	20,166	1,312,592	(25,477,233)	290,568,192

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Abroad	Brazil	Abroad

Revenues from financial intermediation	20,402,167	482,566	4,138,107	4,962	12,832	(91,531)	24,949,103
Expenses from financial intermediation	12,310,138	366,744	2,735,878	–	(1,019)	(91,251)	15,320,490
Gross income from financial intermediation	8,092,029	115,822	1,402,229	4,962	13,851	(280)	9,628,613
Other operating income/expenses	(4,702,130)	(20,391)	727,575	520	27,076	280	(3,967,070)
Operating income	3,389,899	95,431	2,129,804	5,482	40,927	–	5,661,543
Non-operating income	184,745	143,026	41,513	–	12,345	–	381,629
Income before taxes on profit and profit sharing	3,574,644	238,457	2,171,317	5,482	53,272	–	6,043,172
Income tax and social contribution	(1,205,833)	(46)	(705,664)	(1,816)	(17,591)	–	(1,930,950)
Minority interest in subsidiaries	(7,154)	–	(4)	–	(148)	–	(7,306)
Net income in the 1st half of 2008	2,361,657	238,411	1,465,649	3,666	35,533	–	4,104,916
Net income in the 2nd quarter of 2008	1,134,061	131,657	721,732	1,677	13,304	–	2,002,431
Net income in the 1st quarter of 2008	1,227,596	106,754	743,917	1,989	22,229	–	2,102,485
Net income in the 1st half of 2007	2,531,885	185,128	1,224,676	2,132	62,801	–	4,006,622

(1)
The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card management and asset management companies;

(2)	The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4)	Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) Funds Available

	R$ thousand

	2008		2007

	June	March	June
	30	31	30

Local currency	4,898,659	5,158,361	4,619,633
Foreign currency	235,486	543,837	296,005
Investments in gold	50	55	46
Total	5,134,195	5,702,253	4,915,684

7) Interbank Investments

a) Composition and terms

	R$ thousand

	2008						2007

	Up to 30	From 31 to	From 181	More than	June	March	June
	days	180 days	to 360 days	360 days	30	31	30

Investments in the open market:
Own portfolio position	5,002,030	3,785,194	3,250,099	–	12,037,323	8,855,237	1,601,352
• Financial treasury bills	351,473	–	–	–	351,473	1,372,407	147,165
• National treasury notes	4,802	2,412,382	3,245,236	–	5,662,420	2,208,740	229,445
• National treasury bills	4,613,245	1,348,123	–	–	5,961,368	5,202,387	958,933
• Other	32,510	24,689	4,863	–	62,062	71,703	265,809
Funded status	50,566,285	1,911,063	–	–	52,477,348	30,571,459	21,415,410
• Financial treasury bills	44,847,696	–	–	–	44,847,696	21,075,570	12,351,830
• National treasury notes	3,981,265	–	–	–	3,981,265	2,627,614	1,682,613
• National treasury bills	1,737,324	1,911,063	–	–	3,648,387	6,868,275	7,380,967
Short position	2,907,240	–	–	–	2,907,240	3,466,917	–
• National treasury bills	2,907,240	–	–	–	2,907,240	3,466,917	–

Subtotal	58,475,555	5,696,257	3,250,099	–	67,421,911	42,893,613	23,016,762
Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	3,773,339	1,031,638	808,731	671,952	6,285,660	5,786,566	4,377,625
• Provisions for losses	(15,387)	–	–	–	(15,387)	(4,869)	(105)
Subtotal	3,757,952	1,031,638	808,731	671,952	6,270,273	5,781,697	4,377,520
Total on June 30, 2008	62,233,507	6,727,895	4,058,830	671,952	73,692,184
%	84.5	9.1	5.5	0.9	100.0
Total on March 31, 2008	41,402,621	5,725,144	984,351	563,194		48,675,310
%	85.0	11.8	2.0	1.2		100.0
Total on June 30, 2007	20,088,067	3,960,051	2,716,804	629,360			27,394,282
%	73.3	14.5	9.9	2.3			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Income from investments in purchase and sale commitments:
Own portfolio position	302,131	105,292	407,423	180,133
Funded status	1,084,881	826,511	1,911,392	1,334,431
Short position	154,533	47,822	202,355	100
Unrestricted securities	2,857	9,767	12,624	93,495
Subtotal	1,544,402	989,392	2,533,794	1,608,159
Income from interest-earning deposits in other banks	88,521	150,265	238,786	224,658
Total (Note 8f)	1,632,923	1,139,657	2,772,580	1,832,817

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand

	2008								2007

	Financial	Insurance/ certificated savings plans	Private pension plans	Other activities	June 30%		March 31%		June 30%

Trading securities	35,317,830	4,284,701	28,853,358	222,393	68,678,282	65.4	59,581,463	63.3	59,465,566	64.6
– Government securities	25,311,408	2,381,360	9,277	152,612	27,854,657	26.5	18,168,731	19.3	21,829,296	23.7
– Corporate bonds	7,933,001	1,903,341	213,698	69,781	10,119,821	9.6	10,432,663	11.1	9,236,947	10.0
– Derivative financial instruments (1)	2,073,421	–	–	–	2,073,421	2.0	2,028,545	2.2	2,442,097	2.7
– PGBL / VGBL restricted bonds	–	–	28,630,383	–	28,630,383	27.3	28,951,524	30.7	25,957,226	28.2
Available-for-sale securities	9,035,457	1,496,608	2,441,122	7,823	12,981,010	12.4	20,443,667	21.7	21,044,824	22.9
– Government securities	5,141,026	72,674	421,699	–	5,635,399	5.4	14,386,818	15.3	16,205,655	17.6
– Corporate bonds	3,894,431	1,423,934	2,019,423	7,823	7,345,611	7.0	6,056,849	6.4	4,839,169	5.3
Held-to-maturity securities	791,563	6,273,758	16,309,950	–	23,375,271	22.2	14,146,171	15.0	11,490,436	12.5
– Government securities	791,563	6,273,758	15,809,049	–	22,874,370	21.7	13,669,411	14.5	11,026,192	12.0
– Corporate bonds	–	–	500,901	–	500,901	0.5	476,760	0.5	464,244	0.5
Subtotal	45,144,850	12,055,067	47,604,430	230,216	105,034,563	100.0	94,171,301	100.0	92,000,826	100.0
Purchase and sale commitments (2)	2,902,354	2,529,149	8,490,197	–	13,921,700		10,995,435		11,576,561
Overall total	48,047,204	14,584,216	56,094,627	230,216	118,956,263		105,166,736		103,577,387

– Government securities	31,243,997	8,727,792	16,240,025	152,612	56,364,426	53.6	46,224,960	49.1	49,061,143	53.3
– Corporate bonds	13,900,853	3,327,275	2,734,022	77,604	20,039,754	19.1	18,994,817	20.2	16,982,457	18.5
– PGBL / VGBL restricted bonds	–	–	28,630,383	–	28,630,383	27.3	28,951,524	30.7	25,957,226	28.2
Subtotal	45,144,850	12,055,067	47,604,430	230,216	105,034,563	100.0	94,171,301	100.0	92,000,826	100.0
Purchase and sale commitments (2)	2,902,354	2,529,149	8,490,197	–	13,921,700		10,995,435		11,576,561
Overall total	48,047,204	14,584,216	56,094,627	230,216	118,956,263		105,166,736		103,577,387

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2008									2007

	June 30							March 31		June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

Government securities	9,745,816	4,202,695	4,539,418	37,876,497	56,364,426	56,304,903	59,523	46,224,960	950,789	49,061,143	2,008,387
Financial treasury bills	2,343,131	235,886	646,662	1,822,749	5,048,428	5,048,511	(83)	4,906,843	(89)	5,152,598	(1,141)
National treasury bills	7,214,462	764,808	1,988,843	3,746,122	13,714,235	13,779,386	(65,151)	5,516,754	(27,052)	13,966,912	8,733
National treasury notes	2,337	344,977	1,232,513	29,871,892	31,451,719	31,662,595	(210,876)	29,757,610	605,928	26,216,852	1,602,262
Brazilian foreign debt notes	182,799	–	1,722	2,355,715	2,540,236	2,213,276	326,960	2,998,038	367,012	3,551,102	376,501
Privatization currencies	–	–	–	79,890	79,890	62,346	17,544	79,667	18,012	89,729	21,832
Foreign government securities	1,087	2,857,023	669,678	–	3,527,788	3,536,638	(8,850)	2,963,916	(13,006)	81,819	199
Other	2,000	1	–	129	2,130	2,151	(21)	2,132	(16)	2,131	1
Corporate bonds	8,194,620	1,362,988	1,611,773	8,870,373	20,039,754	18,539,009	1,500,745	18,994,817	1,254,141	16,982,457	1,130,206
Bank deposit certificates	688,434	370,411	29,490	996,832	2,085,167	2,085,167	–	2,402,772	–	2,955,196	–
Shares	4,669,098	–	–	–	4,669,098	3,496,996	1,172,102	4,023,134	958,872	3,214,032	921,224
Debentures	7,435	243,014	125,672	4,718,495	5,094,616	5,013,014	81,602	5,351,024	156,037	4,512,005	383
Foreign corporate bonds	513,021	101,917	38,757	1,342,255	1,995,950	1,992,321	3,629	1,655,505	28,036	2,155,649	27,100
Derivative financial instruments (1)	364,131	647,631	166,559	895,100	2,073,421	1,831,539	241,882	2,028,545	79,003	2,442,097	153,725
Other	1,952,501	15	1,251,295	917,691	4,121,502	4,119,972	1,530	3,533,837	32,193	1,703,478	27,774
PGBL / VGBL restricted bonds	4,771,416	2,202,878	4,817,913	16,838,176	28,630,383	28,630,383	–	28,951,524	–	25,957,226	–
Subtotal	22,711,852	7,768,561	10,969,104	63,585,046	105,034,563	103,474,295	1,560,268	94,171,301	2,204,930	92,000,826	3,138,593
Purchase and sale commitments (2)	7,218,579	2,026,656	1,530,857	3,145,608	13,921,700	13,921,700	–	10,995,435	–	11,576,561	–
Overall total	29,930,431	9,795,217	12,499,961	66,730,654	118,956,263	117,395,995	1,560,268	105,166,736	2,204,930	103,577,387	3,138,593

c) Consolidated classification by category, days to maturity and business segment

I) Trading securities

Securities (3)	R$ thousand

	2008									2007

	June 30							March 31		June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Financial	11,468,995	4,739,434	4,536,028	14,573,373	35,317,830	35,220,080	97,750	25,737,251	93,250	27,016,341	202,875
National treasury bills	6,957,790	764,808	1,846,092	3,532,954	13,101,644	13,166,795	(65,151)	4,938,745	(26,916)	12,674,137	8,733
Financial treasury bills	2,069,935	185,377	543,825	18,150	2,817,287	2,818,290	(1,003)	2,887,565	(1,160)	2,496,046	(1,406)
Bank deposit certificates	604,773	77,871	493	642,960	1,326,097	1,326,097	–	1,438,826	–	1,250,663	–
Derivative financial instruments (1)	364,131	647,631	166,559	895,100	2,073,421	1,831,539	241,882	2,028,545	79,003	2,442,097	153,725
Debentures	1,657	140,564	4,847	3,267,401	3,414,469	3,340,174	74,295	3,698,046	153,994	3,537,828	24,007
Brazilian foreign debt notes	–	–	–	34,092	34,092	31,719	2,373	37,376	3,173	49,600	5,011
National treasury notes	2,337	6,966	53,433	5,767,859	5,830,595	5,976,095	(145,500)	4,730,050	(101,318)	2,582,269	5,040
Foreign corporate securities	498,713	59,193	7,054	123,523	688,483	688,779	(296)	753,981	(566)	1,053,742	7,902
Foreign government securities	1,087	2,857,023	669,678	–	3,527,788	3,536,638	(8,850)	2,963,916	(13,006)	73,508	(137)
Shares	91,208	–	–	–	91,208	91,208	–	88,011	46	40,423	–
Other	877,364	1	1,244,047	291,334	2,412,746	2,412,746	–	2,172,190	–	816,028	–
– Insurance companies and certificated savings plans	1,263,074	336,153	469,231	2,216,243	4,284,701	4,284,701	–	4,019,075	–	4,854,766	1
Financial treasury bills	–	781	58,109	1,465,342	1,524,232	1,524,232	–	1,213,161	–	1,553,948	1
National treasury bills	234,430	–	124,727	210,951	570,108	570,108	–	517,593	–	964,522	–
Bank deposit certificates	–	290,495	26,500	271,185	588,180	588,180	–	715,261	–	1,330,935	–
National treasury notes	–	44,801	164,809	77,410	287,020	287,020	–	359,120	–	392,711	–
Shares	171,883	–	–	–	171,883	171,883	–	155,447	–	102,205	–
Debentures	1	76	95,086	115,183	210,346	210,346	–	186,257	–	144,640	–
Other	856,760	–	–	76,172	932,932	932,932	–	872,236	–	365,805	–

Securities (3)	R$ thousand

	2008									2007

	June 30							March 31		June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Private pension plans	4,909,962	2,202,878	4,824,604	16,915,914	28,853,358	28,853,358	–	29,546,360	–	26,604,525	–
Financial treasury bills	–	–	–	–	–	–	–	324,824	–	67,073	–
National treasury notes	–	–	–	2,723	2,723	2,723	–	4,225	–	121,846	–
Bank deposit certificates	–	–	137	3,369	3,506	3,506	–	5,072	–	182,885	–
National treasury bills	–	–	6,554	–	6,554	6,554	–	30,575	–	53,308	–
Shares	2,796	–	–	–	2,796	2,796	–	79,425	–	57,009	–
Debentures	–	–	–	1,724	1,724	1,724	–	917	–	2,074	–
PGBL / VGBL restricted bonds	4,771,416	2,202,878	4,817,913	16,838,176	28,630,383	28,630,383	–	28,951,524	–	25,957,226	–
Other	135,750	–	–	69,922	205,672	205,672	–	149,798	–	163,104	–
– Other activities	33,826	21,982	14,767	151,818	222,393	222,393	–	278,777	–	989,934	–
Financial treasury bills	11,480	–	302	104,434	116,216	116,216	–	146,184	–	519,003	–
Bank deposit certificates	1	–	2,360	12,340	14,701	14,701	–	26,774	–	61,285	–
National treasury bills	22,242	–	11,470	2,217	35,929	35,929	–	14,822	–	274,945	–
Debentures	–	21,982	635	32,360	54,977	54,977	–	90,369	–	125,999	–
National treasury notes	–	–	–	467	467	467	–	573	–	6,380	–
Other	103	–	–	–	103	103	–	55	–	2,322	–
Subtotal	17,675,857	7,300,447	9,844,630	33,857,348	68,678,282	68,580,532	97,750	59,581,463	93,250	59,465,566	202,876
Purchase and sale commitments (2)	7,218,579	2,026,656	1,530,857	3,145,608	13,921,700	13,921,700	–	10,995,435	–	11,576,561	–
– Financial	–	250,579	90,446	2,561,329	2,902,354	2,902,354	–	2,746,231	–	4,488,683	–
– Insurance companies and certificated savings plans	1,949,647	116,413	310,416	152,673	2,529,149	2,529,149	–	2,420,880	–	2,553,101	–
– Private pension plans	5,268,932	1,659,664	1,129,995	431,606	8,490,197	8,490,197	–	5,828,324	–	4,534,777	–
Overall total	24,894,436	9,327,103	11,375,487	37,002,956	82,599,982	82,502,232	97,750	70,576,898	93,250	71,042,127	202,876
Derivative financial instruments (liabilities)	(289,809)	(523,971)	(432,733)	(351,210)	(1,597,723)	(1,561,509)	(36,214)	(1,623,968)	13,331	(2,124,188)	9,032

II) Available -for-sale securities

Securities (3)	R$ thousand

	2008									2007

	June 30							March 31		June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Financial	1,462,070	111,378	372,118	7,089,891	9,035,457	8,248,881	786,576	7,528,989	833,181	8,278,535	729,083
National treasury bills	–	–	–	–	–	–	–	15,019	(136)	–	–
Brazilian foreign debt securities	182,799	–	1,722	1,541,721	1,726,242	1,401,655	324,587	2,114,955	363,839	2,562,311	371,490
Foreign corporate securities	14,308	42,724	31,703	1,218,732	1,307,467	1,303,542	3,925	901,524	28,602	1,101,907	19,198
National treasury notes	–	–	317,601	2,930,625	3,248,226	3,313,602	(65,376)	2,036,803	(45,962)	3,054,517	48,899
Financial treasury bills	–	–	–	84,540	84,540	83,895	645	90,762	679	87,960	87
Bank deposit certificates	83,241	2,045	–	65,148	150,434	150,434	–	211,469	–	104,472	–
Debentures	5,746	66,594	21,092	688,843	782,275	783,935	(1,660)	776,899	(4,749)	119,516	(33,441)
Shares (7)	1,160,875	–	–	–	1,160,875	632,088	528,787	1,014,199	462,227	843,468	302,657
Privatization currencies	–	–	–	79,890	79,890	62,346	17,544	79,667	18,012	89,729	21,832
Foreign government securities	–	–	–	–	–	–	–	–	–	8,311	336
Other	15,101	15	–	480,392	495,508	517,384	(21,876)	287,692	10,669	306,344	(1,975)
– Insurance companies and certificated savings plans	1,292,211	18,896	17,902	167,599	1,496,608	1,292,540	204,068	1,348,209	175,788	954,287	194,469
Financial treasury bills	–	18,896	17,902	35,876	72,674	72,607	67	74,423	60	80,701	3
Shares	1,244,785	–	–	–	1,244,785	1,073,136	171,649	1,100,247	147,428	702,587	154,899
Debentures	31	–	–	129,893	129,924	120,957	8,967	121,776	6,792	117,448	9,817
Certificates of bank deposit	–	–	–	1,830	1,830	1,830	–	4,863	–	8,593	–
National treasury notes	–	–	–	–	–	–	–	231	–	341	–
Other	47,395	–	–	–	47,395	24,010	23,385	46,669	21,508	44,617	29,750
– Private pension plans	2,281,139	30,832	26,524	102,627	2,441,122	1,969,386	471,736	11,558,236	1,102,536	11,787,851	2,012,040
Shares	1,997,395	–	–	–	1,997,395	1,525,867	471,528	1,585,612	348,996	1,468,197	463,543
Financial treasury bills	261,716	30,832	26,524	102,627	421,699	421,491	208	155,650	332	347,867	174
National treasury notes	–	–	–	–	–	–	–	9,816,974	753,208	9,971,787	1,548,323
Other	22,028	–	–	–	22,028	22,028	–	–	–	–	–
– Other activities	575	–	7,248	–	7,823	7,685	138	8,233	175	24,151	125
Bank deposit certificates	419	–	–	–	419	419	–	507	–	16,363	–
Debentures	–	–	–	–	–	–	–	–	–	256	–
Shares	156	–	–	–	156	18	138	193	175	143	125
Financial treasury bills	–	–	–	–	–	–	–	204	–	–	–
Other	–	–	7,248	–	7,248	7,248	–	7,329	–	7,389	–
Overall total	5,035,995	161,106	423,792	7,360,117	12,981,010	11,518,492	1,462,518	20,443,667	2,111,680	21,044,824	2,935,717

III) Held-to-maturity securities

Securities	R$ thousand

	2008						2007

	June 30					March 31	June 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (5)	Restated cost value (5)	Restated cost value (5)

Financial	–	–	–	791,563	791,563	859,665	939,191
Brazilian foreign debt notes	–	–	–	779,902	779,902	845,707	939,191
Financial treasury bills	–	–	–	11,661	11,661	13,958	–
Insurance companies and certificated savings plans	–	293,210	696,670	5,283,878	6,273,758	6,264,478	4,248,944
National treasury notes	–	293,210	696,670	5,283,878	6,273,758	6,264,478	4,248,944
Private pension plans	–	13,798	4,012	16,292,140	16,309,950	7,022,028	6,302,301
Debentures	–	13,798	4,012	483,091	500,901	476,760	464,244
National treasury notes	–	–	–	15,808,930	15,808,930	6,545,156	5,838,057
Financial treasury bills	–	–	–	119	119	112	–
Overall total (4)	–	307,008	700,682	22,367,581	23,375,271	14,146,171	11,490,436

d) Breakdown of the portfolios by publication items

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (8)	Total on March 31 (3) (5) (6) (8)	Total on June 30 (3) (5) (6) (8)

Own portfolio	22,452,466	8,213,662	10,257,502	55,141,319	96,064,949	90,636,515	80,154,315
Fixed income securities	17,783,368	8,213,662	10,257,502	55,141,319	91,395,851	86,613,381	76,940,283
• Financial treasury bills	2,343,130	162,831	610,818	1,266,722	4,383,501	3,653,889	4,129,797
• Purchase and sale commitments (2)	7,218,579	2,026,656	1,530,857	3,145,608	13,921,700	10,995,435	11,576,561
• National treasury notes	2,337	344,977	875,045	23,302,627	24,524,986	23,986,287	20,891,798
• Brazilian foreign debt securities	–	–	1,722	2,011,229	2,012,951	2,265,594	1,488,211
• Bank deposit certificates	688,434	370,411	29,490	993,217	2,081,552	2,402,772	2,955,196
• National treasury bills	499,681	30,856	337,958	987,174	1,855,669	1,637,628	1,720,697
• Foreign corporate securities	297,366	46,202	7,054	1,322,475	1,673,097	1,655,505	1,921,620
• Debentures	6,837	243,014	125,672	4,377,063	4,752,586	4,585,629	4,511,749
• Foreign government securities	1,087	2,785,821	669,678	–	3,456,586	2,963,916	81,819
• PGBL/VGBL restricted bonds	4,771,416	2,202,878	4,817,913	16,838,176	28,630,383	28,951,524	25,957,226
• Other	1,954,501	16	1,251,295	897,028	4,102,840	3,515,202	1,705,609

Equity securities	4,669,098	–	–	–	4,669,098	4,023,134	3,214,032
• Shares of listed companies (technical provision)	966,362	–	–	–	966,362	905,306	1,598,219
• Shares of listed companies (other) (7)	3,702,736	–	–	–	3,702,736	3,117,828	1,615,813

Subject to commitments	7,113,834	933,924	2,075,900	10,339,371	20,463,029	12,150,741	20,978,719
Repurchase agreement	399,052	600,236	1,571,245	6,463,840	9,034,373	2,291,803	10,855,916
• National treasury bills	–	473,319	1,258,785	1,037,310	2,769,414	327,980	6,198,504
• Brazilian foreign debt securities	182,799	–	–	344,486	527,285	732,444	2,062,891
• Financial treasury bills	–	–	7,419	69,086	76,505	240,724	165,173
• National treasury notes	–	–	273,338	4,648,131	4,921,469	225,260	2,195,063
• Foreign corporate securities	215,655	55,715	31,703	19,780	322,853	–	234,029
• Debentures	598	–	–	341,432	342,030	765,395	256
• Bank Deposit Certificate	–	–	–	3,615	3,615	–	–
• Foreign government securities	–	71,202	–	–	71,202	–	–

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (8)	Total on March 31 (3) (5) (6) (8)	Total on June 30 (3) (5) (6) (8)

Brazilian Central Bank	6,714,404	88,144	134,367	376,691	7,313,606	5,464,743	6,328,062
• National treasury bills	6,714,404	88,144	50,237	–	6,852,785	1,378,321	4,310,318
• National treasury notes	–	–	84,130	348,979	433,109	3,631,061	1,470,923
• Financial treasury bills	–	–	–	27,712	27,712	455,361	546,821

Privatization currencies	–	–	–	100,682	100,682	100,434	89,729
Collateral provided	378	245,544	370,288	3,398,158	4,014,368	4,293,761	3,705,012
• National treasury bills	377	172,489	341,863	1,385,315	1,900,044	1,841,056	1,735,137
• Financial treasury bills	1	73,055	28,425	440,688	542,169	537,703	310,807
• National treasury notes	–	–	–	1,572,155	1,572,155	1,915,002	1,659,068

Derivative financial instruments (1)	364,131	647,631	166,559	895,100	2,073,421	2,028,545	2,442,097

Securities purpose of unrestricted purchase and sale
commitments	–	–	–	354,864	354,864	350,935	2,256
• National treasury bills	–	–	–	336,323	336,323	331,769	2,256
• Financial treasury bills	–	–	–	18,541	18,541	19,166	–

Overall total	29,930,431	9,795,217	12,499,961	66,730,654	118,956,263	105,166,736	103,577,387
%	25.2	8.2	10.5	56.1	100.0	100.0	100.0

(1) For comparison purposes with the criterion adopted by Bacen Circular Letter 3,068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;

(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;

(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular 3,068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the held-to-maturity securities’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of June 30, 2008. On June 30, 2008, R$9,248,661 thousand was transferred from “Available-for-Sale Securities” to “Held-to-Maturity Securities”, relative to securities held by Bradesco Vida e Previdência, pursuant to Susep/Decon/Geaco Circular Letter 130/08;

(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (8), except for held-to-maturity securities, whose market value is higher than the restated cost value in the amount of R$2,071,325 thousand (March 31, 2008 – R$1,428,075 thousand and June 30, 2007 – R$1,539,794 thousand);

(7) As from March 2008, it includes the remaining participation of 3,706,287 shares, originated from the process referring to Visa Inc.’s Initial Public Offering (IPO); and
(8) The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, for its own and for the customers needs. The derivative financial instruments, when used by the Bank as hedge instruments, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amount of the derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand

	2008				2007

	June 30		March 31		June 30

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	23,587,138		11,947,191		5,602,246
– Interbank market	19,543,799	–	10,554,544	–	2,075,178	–
– Foreign currency	4,021,612	–	1,392,647	–	3,527,068	–
– Other	21,727	21,727	–	–	–	–
Sale commitments:	81,260,169		75,978,344		58,401,804
– Interbank market	66,242,913	46,699,114	60,897,339	50,342,795	45,496,520	43,421,342
– Foreign currency	15,017,256	10,995,644	15,014,319	13,621,672	12,905,284	9,378,216
– Other	–	–	66,686	66,686	–	–

Option contracts
Purchase commitments:	12,992,904		11,075,380		4,774,982
– Interbank market	9,858,900	21,900	9,858,900	21,900	4,405,450	–
– Foreign currency	2,370,205	–	466,166	–	369,532	–
– Other	763,799	–	750,314	–	–	–
Sale commitments:	15,870,126		12,230,778		9,127,505
– Interbank market	9,837,000	–	9,837,000	–	4,932,900	527,450
– Foreign currency	3,362,490	992,285	1,104,185	638,019	4,194,605	3,825,073
– Other	2,670,636	1,906,837	1,289,593	539,279	–	–

Forward contracts
Purchase commitments:	2,803,358		3,365,860		1,835,114
– Interbank market	–	–	–	–	243,665	–
– Foreign currency	2,803,287	1,256,950	3,230,616	1,966,178	1,591,449	1,051,059
– Other	71	–	135,244	–	–	–
Sale commitments:	1,625,010		1,714,915		2,049,511
– Interbank market	–	–	–	–	1,509,121	1,265,456
– Foreign currency	1,546,337	–	1,264,438	–	540,390	–
– Other	78,673	78,602	450,477	315,233	–	–

Swap contracts
Asset position:	36,126,489		35,632,449		19,719,591
– Interbank market	11,634,936	3,315,169	10,082,092	3,177,533	7,524,060	6,110,118
– Prefixed	845,612	343,101	685,780	–	1,669,462	1,100,972
– Foreign currency (1)	20,565,632	–	22,358,746	–	9,000,125	–
– Reference interest rate (TR)	869,960	620,834	924,893	857,299	819,593	675,332
– Selic	343,936	281,892	281,009	277,543	495,449	420,468
– IGP-M	651,013	–	575,720	–	9,682	–
– Other (1)	1,215,400	–	724,209	–	201,220	–

Liability position:	35,386,383		35,136,302		19,278,397
– Interbank market	8,319,767	–	6,904,559	–	1,413,942	–
– Prefixed	502,511	–	2,008,795	1,323,015	568,490	–
– Foreign currency (1)	24,025,806	3,460,174	23,330,139	971,393	16,318,560	7,318,435
– Reference interest rate (TR)	249,126	–	67,594	–	144,261	–
– Selic	62,044	–	3,466	–	74,981	–
– IGP-M	1,003,260	352,247	1,814,878	1,239,158	357,704	348,022
– Other (1)	1,223,869	8,469	1,006,871	282,662	400,459	199,239
(1) It includes loan derivative operations (Note 8g).

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2008						2007

	June 30			March 31			June 30

	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value

Adjustment receivables – swap	1,471,759	219,444	1,691,203	1,119,134	70,082	1,189,216	481,475	170,907	652,382
Receivable forward purchases	924	–	924	201,165	(69)	201,096	244,070	(81)	243,989
Receivable future sales	170,686	264	170,950	450,497	(231)	450,266	1,533,148	(294)	1,532,854
Premiums on exercisable options	188,170	22,174	210,344	178,746	9,221	187,967	29,679	(16,807)	12,872
Total assets	1,831,539	241,882	2,073,421	1,949,542	79,003	2,028,545	2,288,372	153,725	2,442,097
Adjustment payables – swap	(938,515)	(12,582)	(951,097)	(714,229)	21,160	(693,069)	(183,281)	(27,907)	(211,188)
Payable forward purchases	(214,827)	–	(214,827)	(234,631)	69	(234,562)	(374,477)	81	(374,396)
Payable future sales	(94,480)	(264)	(94,744)	(508,437)	231	(508,206)	(1,509,611)	294	(1,509,317)
Premiums on written options	(313,687)	(23,368)	(337,055)	(180,002)	(8,129)	(188,131)	(65,851)	36,564	(29,287)
Total liabilities	(1,561,509)	(36,214)	(1,597,723)	(1,637,299)	13,331	(1,623,968)	(2,133,220)	9,032	(2,124,188)

III) Future, option, forward and swap contracts

	R$ thousand

	2008						2007

	From 1 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30

Future contracts	76,308,051	5,276,700	11,703,081	11,559,475	104,847,307	87,925,535	64,004,050
Option contracts	3,626,859	13,991,986	2,423,177	8,821,008	28,863,030	23,306,158	13,902,487
Forward contracts	1,480,492	513,623	1,268,758	1,165,495	4,428,368	5,080,775	3,884,625
Swap contracts	5,066,257	8,935,455	5,806,468	14,627,106	34,435,286	34,443,233	19,067,209
Total on June 30, 2008	86,481,659	28,717,764	21,201,484	36,173,084	172,573,991
Total on March 31, 2008	38,769,377	43,356,235	26,502,431	42,127,658		150,755,701
Total on June 30, 2007	31,296,493	11,574,930	20,238,993	37,747,955			100,858,371

IV) Types of margin granted as collateral for derivative financial instruments, mainly comprising future contracts

	R$ thousand

	2008		2007

	June	March	June
	30	31	30

Government securities
National treasury notes	1,446,790	1,446,949	1,407,304
Financial treasury bills	12,312	–	–
National treasury bills	440,072	620,545	820,383
Total	1,899,174	2,067,494	2,227,687

V) Net revenues and expenses amounts

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Swap contracts	(406,887)	1,790	(405,097)	(75,635)
Forward contracts	(561)	(1,880)	(2,441)	(7,350)
Option contracts	32,963	85,897	118,860	291,652
Future contracts	1,577,613	488,471	2,066,084	805,971
Total	1,203,128	574,278	1,777,406	1,014,638

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2008		2007

	June	March	June
	30	31	30

Cetip (over-the-counter)	23,211,291	33,786,785	16,651,159
BM&F (stock exchange)	139,829,900	116,968,916	84,207,212
Total	163,041,191	150,755,701	100,858,371

f) Income from securities, interest income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Fixed income securities	618,373	693,638	1,312,011	1,899,868
Interbank investments (Note 7b)	1,632,923	1,139,657	2,772,580	1,832,817
Equity securities	(12,111)	(12,958)	(25,069)	294,219
Subtotal	2,239,185	1,820,337	4,059,522	4,026,904
Interest income on insurance, private pension plans and certificated savings plans	2,467,555	1,676,345	4,143,900	3,686,229
Income from derivative financial instruments	1,203,128	574,278	1,777,406	1,014,638
Total	5,909,868	4,070,960	9,980,828	8,727,771

g) Credit derivatives

	R$ thousand

	Credit risk value			Effect in the calculation of the Required Shareholders’ Equity

	2008		2007	2008		2007

	June	March	June	June	March	June
	30	31	30	30	31	30

Transferred
Swaps from credits whose underlying assets are:
• Securities – Brazilian public debt bond	(542,902)	(881,546)	(1,550,591)	–	–	–
• Securities – Foreign public debt bond	(1,591,900)	(1,749,100)	–	(87,555)	(192,401)	–

Received
Swaps from credits whose underlying assets are:
• Securities – Brazilian public debt bond	9,354,800	11,612,275	3,453,677	–	–	–
• Derivatives with companies	178,000	367,500	25,000	19,580	40,425	2,750
Total	7,397,998	9,349,129	1,928,086	(67,975)	(151,976)	2,750
Deposited margin	593,919	1,069,571	426,236

Bradesco carries out operations involving credit derivatives with the purpose to optimize its risk exposure and assets management. Contracts related to the credit derivatives operations described above have several maturities until 2017. The mark-to-market of protection rates which remunerates the risk receiving counterparty amounts to R$32,734 thousand (March 31, 2008 – (R$97,476 thousand) and June 30, 2007 – R$20,211 thousand). During the half-year there was no occurrence of a credit event related to generating facts provided for in the contracts.

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

	Remuneration	2008		2007

		June	March	June
		30	31	30

Compulsory deposits – demand deposits	not remunerated	8,093,575	8,511,507	6,763,618
Compulsory deposits – savings account deposits	savings index	6,796,887	6,626,184	5,641,504
Additional compulsory deposits	Selic rate	9,689,591	8,078,743	6,872,364
Restricted deposits – SFH	reference interest rate – TR + interest	458,765	456,865	413,239
Funds from rural credit	Not remunerated	578	578	578
Total		25,039,396	23,673,877	19,691,303

b) Compulsory deposits

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Restricted deposits – Bacen (compulsory deposits)	368,042	322,476	690,518	610,297
Restricted deposits – SFH	5,687	6,363	12,050	20,431
Total	373,729	328,839	702,568	630,728

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity

	R$ thousand

	Performing loans

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2008				2007

							Total on June 30 (A)	% (7)	Total on March 31 (A)	% (7)	Total on June 30 (A)	% (7)

Discounted trade receivables and
other loans	12,477,942	7,086,493	5,772,042	9,089,875	8,012,333	18,637,430	61,076,115	37.1	57,746,185	37.7	45,553,638	39.1
Financings	2,418,172	2,459,526	1,935,937	5,460,301	8,304,186	23,027,217	43,605,339	26.5	42,669,542	27.9	34,931,788	30.0
Rural and agribusiness financings	660,882	501,777	596,798	2,086,691	1,855,797	4,527,700	10,229,645	6.2	9,169,289	6.0	7,665,429	6.6
Subtotal	15,556,996	10,047,796	8,304,777	16,636,867	18,172,316	46,192,347	114,911,099	69.8	109,585,016	71.6	88,150,855	75.7
Leasing operations	535,101	404,824	403,357	1,215,111	2,301,340	9,429,539	14,289,272	8.7	10,598,824	6.9	4,594,003	3.9
Advances on foreign exchange contracts (1)	1,732,137	1,237,140	1,100,678	1,831,979	1,632,738	–	7,534,672	4.6	7,304,901	4.8	6,065,330	5.2
Subtotal	17,824,234	11,689,760	9,808,812	19,683,957	22,106,394	55,621,886	136,735,043	83.1	127,488,741	83.3	98,810,188	84.8
Other receivables (2)	118,009	25,012	33,972	131,858	72,117	37,911	418,879	0.2	473,909	0.3	405,377	0.3
Total loan operations (3)	17,942,243	11,714,772	9,842,784	19,815,815	22,178,511	55,659,797	137,153,922	83.3	127,962,650	83.6	99,215,565	85.1
Sureties and guarantees (4)	1,306,490	901,928	514,158	1,589,344	3,513,984	19,346,152	27,172,056	16.5	25,080,146	16.4	17,324,586	14.9
Loan granting (5) (6)	19,781	19,752	19,194	54,344	94,925	190,758	398,754	0.2
Overall total on June 30, 2008	19,268,514	12,636,452	10,376,136	21,459,503	25,787,420	75,196,707	164,724,732	100.0
Overall total on March 31, 2008	17,429,407	11,830,319	9,375,256	19,829,148	26,090,141	68,488,525			153,042,796	100.0
Overall total on June 30, 2007	14,367,868	11,151,921	8,082,958	15,981,367	18,943,287	48,012,750					116,540,151	100.0

	R$ thousand

	Non-performing loans

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 540 days	2008				2007

						Total on June 30 (B)	% (7)	Total on March 31 (B)	% (7)	Total on June 30 (B)	% (7)

Discounted trade receivables and other loans	551,498	436,485	493,271	898,137	1,029,320	3,408,711	76.2	3,255,643	74.9	2,669,399	73.3
Financings	220,168	161,359	79,216	188,107	159,162	808,012	18.1	831,130	19.1	803,156	22.1
Rural and agribusiness financings	4,029	3,493	7,331	54,443	13,126	82,422	1.8	103,693	2.4	37,885	1.0
Subtotal	775,695	601,337	579,818	1,140,687	1,201,608	4,299,145	96.1	4,190,466	96.4	3,510,440	96.4
Leasing operations	25,411	19,655	9,742	17,713	13,531	86,052	1.9	66,024	1.5	40,007	1.1
Advances on foreign exchange contracts (1)	3,976	9,672	1,068	22,410	3,692	40,818	0.9	49,233	1.1	62,199	1.7
Subtotal	805,082	630,664	590,628	1,180,810	1,218,831	4,426,015	98.9	4,305,723	99.0	3,612,646	99.2
Other receivables (2)	9,965	4,325	3,335	8,781	24,402	50,808	1.1	45,567	1.0	28,049	0.8
Overall total on June 30, 2008 (3)	815,047	634,989	593,963	1,189,591	1,243,233	4,476,823	100.0
Overall total on March 31, 2008	848,816	720,193	558,664	983,694	1,239,923			4,351,290	100.0
Overall total on June 30, 2007	671,391	615,612	512,205	931,659	909,828					3,640,695	100.0

	R$ thousand

	Non-performing loans

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2008				2007

							Total on June 30 (C)	% (7)	Total on March 31 (C)	% (7)	Total on June 30 (C)	% (7)

Discounted trade receivables and other loans	288,506	226,622	184,798	414,642	525,363	654,363	2,294,294	33.8	2,209,793	33.0	1,919,840	36.0
Financings	211,799	193,388	186,270	514,830	818,463	1,670,810	3,595,560	53.1	3,701,275	55.2	2,988,025	56.0
Rural and agribusiness financings	3,993	3,720	3,814	6,264	4,604	207,001	229,396	3.4	263,380	3.9	199,803	3.8
Subtotal	504,298	423,730	374,882	935,736	1,348,430	2,532,174	6,119,250	90.3	6,174,448	92.1	5,107,668	95.8
Leasing operations	19,575	15,195	15,135	46,708	92,551	430,090	619,254	9.1	490,795	7.3	214,040	4.0
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	523,873	438,925	390,017	982,444	1,440,981	2,962,264	6,738,504	99.4	6,665,243	99.4	5,321,708	99.8
Other receivables (2)	5,522	649	618	2,250	3,256	26,583	38,878	0.6	39,594	0.6	13,214	0.2
Overall total on June 30, 2008 (3)	529,395	439,574	390,635	984,694	1,444,237	2,988,847	6,777,382	100.0
Overall total on March 31, 2008	533,587	460,335	381,244	988,103	1,452,045	2,889,523			6,704,837	100.0
Overall total on June 30, 2007	461,588	419,513	360,172	860,963	1,201,905	2,030,781					5,334,922	100.0

	R$ thousand

	Overall total

	2008				2007

	Total on June 30 (A+B+C)	% (7)	Total on March 31 (A+B+C)	% (7)	Total on June 30 (A+B+C)	% (7)

Discounted trade receivables and other loans	66,779,120	37.9	63,211,621	38.5	50,142,877	39.8
Financings	48,008,911	27.3	47,201,947	28.8	38,722,969	30.9
Rural and agribusiness financings	10,541,463	6.0	9,536,362	5.8	7,903,117	6.3
Subtotal	125,329,494	71.2	119,949,930	73.1	96,768,963	77.0
Leasing operations	14,994,578	8.6	11,155,643	6.8	4,848,050	3.9
Advances on foreign exchange contracts (1)	7,575,490	4.3	7,354,134	4.5	6,127,529	4.9
Subtotal	147,899,562	84.1	138,459,707	84.4	107,744,542	85.8
Other receivables (2)	508,565	0.3	559,070	0.3	446,640	0.4
Total loan operations (3)	148,408,127	84.4	139,018,777	84.7	108,191,182	86.2
Sureties and guarantees (4)	27,172,056	15.4	25,080,146	15.3	17,324,586	13.8
Loan granting (5) (6)	398,754	0.2	–	–	–	–
Overall total on June 30, 2008	175,978,937	100.0
Overall total on March 31, 2008			164,098,923	100.0
Overall total on June 30, 2007					125,515,768	100.0
(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations include financing of credit card operations and operations for prepaid credit card receivables in the amount of R$8,025,932 thousand (March 31, 2008 – R$7,393,792 thousand and June 30, 2007 – R$4,907,717 thousand) .. Other receivables relating to credit cards in the amount of R$5,623,073 thousand (March 31, 2008 – R$5,308,535 thousand and June 30, 2007 – R$5,303,513 thousand) are classified in item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$1,739,551 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch;
(5) In June 2008, Banco Finasa BMC S.A. granted INSS payroll-deductible loan operations, with no co-obligations, to BMC FUNDO DE INVESTIMENTO CRÉDITO CONSIGNADO – INSS in the book value amount of R$392,353 thousand, for R$472,719 thousand. The respective expenses with production commission, of R$44,714 thousand, and with moneylender insurance, totaling R$9,884 thousand, were accounted for under Prepaid Expenses and recorded in the result. As Banco Finasa BMC S.A. has subordinated quotas of this fund, it still has most of the risk, generating an income of R$25,768 thousand, was fully provisioned and shall be recorded in the result until the grant matures;
(6) Restated amount of the loan grant up to June 30, 2008; and
(7) Ratio between type and total loan portfolio including sureties and guarantees.

b) By type and risk level

														R$ thousand

	Risk Levels

Loan	AA	A	B	C	D	E	F	G	H	2008				2007

Operations										Total on		Total on		Total on
										June	%	March	%	June	%
										30		31		30

Discounted trade
receivables and other
loans	14,955,725	29,300,987	6,814,748	9,615,303	1,165,064	701,457	621,463	515,600	3,088,773	66,779,120	45.0	63,211,621	45.5	50,142,877	46.3
Financings	5,494,478	23,557,547	6,459,054	10,265,997	545,032	282,262	245,304	181,243	977,994	48,008,911	32.4	47,201,947	33.9	38,722,969	35.8
Rural and agribusiness
financings	1,179,253	3,292,854	1,503,102	3,653,778	321,789	121,946	243,327	103,312	122,102	10,541,463	7.1	9,536,362	6.9	7,903,117	7.3
Subtotal	21,629,456	56,151,388	14,776,904	23,535,078	2,031,885	1,105,665	1,110,094	800,155	4,188,869	125,329,494	84.5	119,949,930	86.3	96,768,963	89.4
Leasing operations	166,419	7,687,230	2,712,676	4,040,294	119,472	57,813	54,013	28,681	127,980	14,994,578	10.1	11,155,643	8.0	4,848,050	4.5
Advances on foreign
exchange contracts	4,839,138	1,214,351	1,130,081	337,198	21,048	21,054	1,448	546	10,626	7,575,490	5.1	7,354,134	5.3	6,127,529	5.7
Subtotal	26,635,013	65,052,969	18,619,661	27,912,570	2,172,405	1,184,532	1,165,555	829,382	4,327,475	147,899,562	99.7	138,459,707	99.6	107,744,542	99.6
Other receivables	162,915	72,875	121,425	85,951	2,576	6,454	10,171	1,274	44,924	508,565	0.3	559,070	0.4	446,640	0.4
Overall total on
June 30, 2008	26,797,928	65,125,844	18,741,086	27,998,521	2,174,981	1,190,986	1,175,726	830,656	4,372,399	148,408,127	100.0
%	18.0	43.9	12.6	18.9	1.5	0.8	0.8	0.6	2.9	100.0
Overall total on
March 31, 2008	24,055,619	63,247,792	17,316,129	25,270,371	2,194,427	1,067,859	964,274	740,106	4,162,200			139,018,777	100.0
%	17.3	45.5	12.4	18.2	1.6	0.8	0.7	0.5	3.0			100.0
Overall total on
June 30, 2007	19,913,169	49,926,266	11,777,471	18,389,640	2,011,188	945,600	955,001	773,271	3,499,576					108,191,182	100.0
%	18.4	46.1	10.9	17.0	1.9	0.9	0.9	0.7	3.2					100.0

c) Maturity ranges and risk level

														R$ thousand

	Risk levels

	Non-performing loan operations

	AA	A	B	C	D	E	F	G	H	2008				2007

										Total on		Total on		Total on
										June	%	March	%	June	%
										30		31		30

Installments falling due	–	–	1,750,372	1,731,564	691,187	535,922	455,345	321,057	1,291,935	6,777,382	100.0	6,704,837	100.0	5,334,922	100.0
Up to 30	–	–	138,578	161,340	49,503	32,906	30,332	20,240	96,496	529,395	7.8	533,587	8.0	461,588	8.6
From 31 to 60	–	–	117,852	128,476	41,841	26,281	22,468	17,842	84,814	439,574	6.5	460,335	6.9	419,513	7.9
From 61 to 90	–	–	109,997	106,469	37,285	23,786	20,398	16,076	76,624	390,635	5.8	381,244	5.7	360,172	6.8
From 91 to 180	–	–	248,676	255,569	101,190	66,411	56,804	43,762	212,282	984,694	14.5	988,103	14.7	860,963	16.1
From 181 to 360	–	–	366,704	375,678	148,074	96,835	81,378	62,712	312,856	1,444,237	21.3	1,452,045	21.6	1,201,905	22.5
More than 360	–	–	768,565	704,032	313,294	289,703	243,965	160,425	508,863	2,988,847	44.1	2,889,523	43.1	2,030,781	38.1

Past due installments	–	–	280,091	514,129	409,075	380,370	406,504	332,614	2,154,040	4,476,823	100.0	4,351,290	100.0	3,640,695	100.0
Up to 14	–	–	69,775	123,300	27,033	14,887	11,769	9,143	47,595	303,502	6.8	288,316	6.6	187,688	5.2
From 15 to 30	–	–	191,498	130,305	58,514	25,151	24,257	13,269	68,551	511,545	11.4	560,500	12.9	483,703	13.3
From 31 to 60	–	–	18,818	248,462	125,862	59,760	38,765	25,687	117,635	634,989	14.2	720,193	16.6	615,612	16.9
From 61 to 90	–	–	–	9,050	186,451	90,315	64,507	41,014	202,626	593,963	13.3	558,664	12.8	512,205	14.1
From 91 to 180	–	–	–	3,012	11,215	185,504	258,274	237,227	494,359	1,189,591	26.6	983,694	22.6	931,659	25.5
From 181 to 360	–	–	–	–	–	4,753	8,932	6,274	1,137,598	1,157,557	25.8	1,166,869	26.8	877,991	24.1
More than 360	–	–	–	–	–	–	–	–	85,676	85,676	1.9	73,054	1.7	31,837	0.9

Subtotal	–	–	2,030,463	2,245,693	1,100,262	916,292	861,849	653,671	3,445,975	11,254,205		11,056,127		8,975,617

Specific provision	–	–	20,305	67,371	110,027	274,887	430,925	457,569	3,445,975	4,807,059		4,597,802		3,855,990

														R$ thousand

	Risk levels

	Performing loan operations

										2008				2007

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										June	%	March	%	June	%
										30		31		30

Installments falling due	26,797,928	65,125,844	16,710,623	25,752,828	1,074,719	274,694	313,877	176,985	926,424	137,153,922	100.0	127,962,650	100.0	99,215,565	100.0
Up to 30	3,360,004	9,550,169	1,752,440	2,929,037	114,809	42,418	28,479	18,522	146,365	17,942,243	13.1	16,818,064	13.1	13,819,520	13.9
From 31 to 60	2,399,862	5,710,433	1,109,267	2,329,802	58,877	17,565	13,517	9,559	65,890	11,714,772	8.5	11,156,859	8.7	10,646,023	10.8
From 61 to 90	2,039,618	4,594,510	1,101,077	1,960,552	46,772	16,298	12,750	7,664	63,543	9,842,784	7.2	8,901,369	7.0	7,512,753	7.6
From 91 to 180	4,701,349	8,546,160	2,444,671	3,789,112	112,862	34,937	36,472	18,178	132,074	19,815,815	14.4	17,566,747	13.7	15,015,201	15.1
From 181 to 360	3,597,663	11,087,444	2,781,724	4,272,855	150,458	47,599	38,985	23,778	178,005	22,178,511	16.2	22,901,613	17.9	16,885,793	17.0
More than 360	10,699,432	25,637,128	7,521,444	10,471,470	590,941	115,877	183,674	99,284	340,547	55,659,797	40.6	50,617,998	39.6	35,336,275	35.6
Generic Provision	–	325,629	167,106	772,585	107,471	82,408	156,938	123,890	926,424	2,662,451		2,351,824		2,066,257
Overall total on
June 30, 2008	26,797,928	65,125,844	18,741,086	27,998,521	2,174,981	1,190,986	1,175,726	830,656	4,372,399	148,408,127
Existing provision	–	326,338	189,441	1,017,974	583,611	572,636	792,220	797,576	4,372,399	8,652,195
Minimum required
provision	–	325,629	187,411	839,956	217,498	357,295	587,863	581,459	4,372,399	7,469,510
Additional provision	–	709	2,030	178,018	366,113	215,341	204,357	216,117	–	1,182,685
Overall total on
March 31, 2008	24,055,619	63,247,792	17,316,129	25,270,371	2,194,427	1,067,859	964,274	740,106	4,162,200			139,018,777
Existing provision	–	316,919	175,218	997,206	587,435	512,427	647,542	704,629	4,162,200			8,103,576
Minimum required
provision	–	316,232	173,071	758,111	219,443	320,358	482,137	518,074	4,162,200			6,949,626
Additional provision	–	687	2,147	239,095	367,992	192,069	165,405	186,555	–			1,153,950
Overall total on
June 30, 2007	19,913,169	49,926,266	11,777,471	18,389,640	2,011,188	945,600	955,001	773,271	3,499,576						108,191,182
Existing provision	–	250,292	119,706	782,618	534,087	465,160	644,357	736,708	3,499,576						7,032,504
Minimum required
provision	–	249,631	117,764	551,690	201,118	283,680	477,500	541,288	3,499,576						5,922,247
Additional provision	–	661	1,942	230,928	332,969	181,480	166,857	195,420	–						1,110,257

d) Concentration of loan operations

						R$ thousand

	2008				2007

	June	%	March	%	June	%
	30		31		30

Largest borrower	1,250,118	0.8	1,443,668	1.0	1,133,519	1.0
10 largest borrowers	9,092,369	6.1	8,856,772	6.4	6,805,206	6.3
20 largest borrowers	14,669,776	9.9	13,579,616	9.8	10,640,946	9.8
50 largest borrowers	23,662,219	15.9	21,895,691	15.8	17,492,028	16.2
100 largest borrowers	30,683,909	20.7	28,435,647	20.5	23,190,361	21.4

e) By economic activity sector

						R$ thousand

	2008				2007

	June	%	March	%	June	%
	30		31		30

Public Sector	851,212	0.6	913,454	0.6	992,906	0.9
Federal Government	377,308	0.3	426,439	0.3	538,177	0.5
Petrochemical	255,920	0.2	294,473	0.2	398,921	0.4
Financial intermediary	121,388	0.1	131,966	0.1	139,256	0.1
State Government	470,936	0.3	484,471	0.3	452,222	0.4
Production and distribution of electric power	470,936	0.3	484,471	0.3	452,222	0.4
Municipal Government	2,968	–	2,544	–	2,507	–
Direct administration	2,968	–	2,544	–	2,507	–
Private sector	147,556,915	99.4	138,105,323	99.4	107,198,276	99.1
Manufacturing	35,242,133	23.7	33,478,724	24.1	26,879,923	24.8
Food and beverage	9,908,263	6.7	9,445,274	6.8	6,694,442	6.2
Steel, metallurgy and mechanics	5,114,654	3.4	4,766,014	3.4	4,123,112	3.8
Chemical	4,523,257	3.0	4,022,479	2.9	3,107,615	2.9
Light and heavy vehicles	2,129,343	1.4	1,955,751	1.4	2,078,643	1.9
Textiles and clothing	1,808,641	1.2	1,781,364	1.3	1,329,842	1.2
Pulp and paper	1,721,587	1.2	1,823,326	1.3	1,784,335	1.6
Extraction of metallic and non-metallic ores	1,673,326	1.1	1,866,806	1.3	1,496,632	1.4
Rubber and plastic articles	1,456,334	1.0	1,482,454	1.1	1,191,058	1.1
Leather articles	1,130,510	0.8	940,116	0.7	561,530	0.5
Electric and electronic products	955,874	0.6	1,064,755	0.8	735,603	0.7
Automotive parts and accessories	905,568	0.6	902,998	0.6	910,611	0.8
Furniture and wood products	903,953	0.6	854,398	0.6	672,229	0.6
Oil refining and production of alcohol	807,027	0.5	778,938	0.6	436,691	0.4
Non-metallic materials	790,356	0.5	579,567	0.4	576,466	0.5
Publishing, printing and reproduction	526,775	0.4	524,811	0.4	448,412	0.4
Other industries	886,665	0.7	689,673	0.5	732,702	0.8
Commerce	21,098,979	14.3	19,895,529	14.3	16,071,878	14.9
Products in specialty stores	4,772,886	3.2	4,677,144	3.4	3,606,473	3.3
Food products, beverage and tobacco	2,781,786	1.9	2,689,110	1.9	1,859,596	1.7
Self-propelled vehicles	1,717,018	1.2	1,550,382	1.1	924,791	0.9
Grooming and household articles	1,646,196	1.1	1,637,343	1.2	1,557,480	1.4
Non-specialized retailer	1,629,671	1.1	1,514,746	1.1	1,225,762	1.1
Clothing and footwear	1,361,676	0.9	1,340,491	1.0	2,122,088	2.0
Repair, parts and accessories for
self-propelled vehicles	1,177,323	0.8	1,055,319	0.8	763,442	0.7
Agriculture and cattle rising products	1,146,670	0.8	820,675	0.6	550,232	0.5
Residues and scrap	1,127,063	0.8	1,018,954	0.7	826,848	0.8
Wholesale of goods in general	1,009,142	0.7	878,791	0.6	801,815	0.8
Fuel	909,132	0.6	850,635	0.6	671,573	0.6
Trade intermediary	664,527	0.4	699,872	0.5	493,222	0.5
Other commerce	1,155,889	0.8	1,162,067	0.8	668,556	0.6

						R$ thousand

	2008				2007

	June	%	March	%	June	%
	30		31		30

Financial intermediaries	816,334	0.6	862,057	0.6	385,010	0.4
Services	28,528,407	19.1	25,094,001	18.1	17,723,098	16.4
Transportation and storage	7,478,254	5.0	6,652,667	4.8	4,908,007	4.5
Real estate activities, rentals and
corporate services	5,046,744	3.4	4,023,600	2.9	2,362,328	2.2
Civil construction	5,035,615	3.4	4,371,397	3.1	2,958,645	2.7
Production and distribution of electric
power, gas and water	2,055,810	1.4	2,064,414	1.5	1,211,360	1.1
Social services, education, health, defense
and social security	1,559,814	1.1	1,522,292	1.1	1,094,873	1.0
Clubs, leisure, cultural and sports activities	944,533	0.6	904,770	0.7	823,529	0.8
Hotel and catering	840,529	0.5	757,802	0.5	528,059	0.5
Holding companies, legal, accounting and
business advisory services	764,257	0.5	687,015	0.5	851,171	0.8
Telecommunications	659,435	0.4	812,863	0.6	944,528	0.9
Other services	4,143,416	2.8	3,297,181	2.4	2,040,598	1.9
Agriculture, cattle raising, fishing,
forestry and forest exploration	1,911,849	1.3	1,805,868	1.3	1,444,030	1.3
Individuals	59,959,213	40.4	56,969,144	41.0	44,694,337	41.3
Total	148,408,127	100.0	139,018,777	100.0	108,191,182	100.0

f) Breakdown of loan operations and provision for loan losses

								R$ thousand

				Portfolio Balance

	Non-performing loans			Performing loans			2008		2007

	Past due	Falling due	Total – non-performing loans				%	%	%
					Total	%	June	March	June
							30	31	30
							YTD	YTD	YTD

AA	–	–	–	26,797,928	26,797,928	18.0	18.0	17.3	18.4
A	–	–	–	65,125,844	65,125,844	43.9	61.9	62.8	64.5
B	280,091	1,750,372	2,030,463	16,710,623	18,741,086	12.6	74.5	75.2	75.4
C	514,129	1,731,564	2,245,693	25,752,828	27,998,521	18.9	93.4	93.4	92.4
Subtotal	794,220	3,481,936	4,276,156	134,387,223	138,663,379	93.4
D	409,075	691,187	1,100,262	1,074,719	2,174,981	1.5	94.9	95.0	94.3
E	380,370	535,922	916,292	274,694	1,190,986	0.8	95.7	95.8	95.2
F	406,504	455,345	861,849	313,877	1,175,726	0.8	96.5	96.5	96.1
G	332,614	321,057	653,671	176,985	830,656	0.6	97.1	97.0	96.8
H	2,154,040	1,291,935	3,445,975	926,424	4,372,399	2.9	100.0	100.0	100.0
Subtotal	3,682,603	3,295,446	6,978,049	2,766,699	9,744,748	6.6
Overall total on June 30, 2008	4,476,823	6,777,382	11,254,205	137,153,922	148,408,127	100.0
%	3.0	4.6	7.6	92.4	100.0
Overall total on March 31, 2008	4,351,290	6,704,837	11,056,127	127,962,650	139,018,777
%	3.1	4.8	7.9	92.1	100.0
Overall total on June 30, 2007	3,640,695	5,334,922	8,975,617	99,215,565	108,191,182
%	3.4	4.9	8.3	91.7	100.0

Risk level										R$ thousand

	Provision

	Minimum required						Additional	Existing	2008		2007

	% Minimum required provision	Specific

		Past due	Falling due	Total specific					%	%	%
					Generic	Total			On	On	On
									June	March	June
									30 (1)	31 (1)	30 (1)

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	325,629	325,629	709	326,338	0.5	0.5	0.5
B	1.0	2,801	17,504	20,305	167,106	187,411	2,030	189,441	1.0	1.0	1.0
C	3.0	15,424	51,947	67,371	772,585	839,956	178,018	1,017,974	3.6	3.9	4.3
Subtotal		18,225	69,451	87,676	1,265,320	1,352,996	180,757	1,533,753	1.1	1.1	1.2
D	10.0	40,908	69,119	110,027	107,471	217,498	366,113	583,611	26.8	26.8	26.6
E	30.0	114,111	160,776	274,887	82,408	357,295	215,341	572,636	48.1	48.0	49.2
F	50.0	203,252	227,673	430,925	156,938	587,863	204,357	792,220	67.4	67.2	67.5
G	70.0	232,829	224,740	457,569	123,890	581,459	216,117	797,576	96.0	95.2	95.3
H	100.0	2,154,040	1,291,935	3,445,975	926,424	4,372,399	–	4,372,399	100.0	100.0	100.0
Subtotal		2,745,140	1,974,243	4,719,383	1,397,131	6,116,514	1,001,928	7,118,442	73.0	72.5	71.8
Total on
June 30,
2008		2,763,365	2,043,694	4,807,059	2,662,451	7,469,510	1,182,685	8,652,195	5.8
%		31.9	23.6	55.5	30.8	86.3	13.7	100.0
Total on
March 31,
2008		2,671,556	1,926,246	4,597,802	2,351,824	6,949,626	1,153,950	8,103,576		5.8
%		33.0	23.8	56.8	29.0	85.8	14.2	100.0
Total on
June 30,
2007		2,208,291	1,647,699	3,855,990	2,066,257	5,922,247	1,110,257	7,032,504			6.5
%		31.4	23.4	54.8	29.4	84.2	15.8	100.0
(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for loan losses

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Opening Balance	8,103,576	7,825,816	7,825,816	6,646,038
– Specific provision (1)	4,597,802	4,412,783	4,412,783	3,635,341
– Generic provision (2)	2,351,824	2,284,956	2,284,956	1,910,790
– Additional provision (3)	1,153,950	1,128,077	1,128,077	1,099,907
Amount recorded	1,834,342	1,666,837	3,501,179	2,503,625
Amount written-off	(1,285,723)	(1,389,077)	(2,674,800)	(2,125,938)
Balance from acquired institution (4)	–	–	–	8,779
Closing balance	8,652,195	8,103,576	8,652,195	7,032,504
– Specific provision (1)	4,807,059	4,597,802	4,807,059	3,855,990
– Generic provision (2)	2,662,451	2,351,824	2,662,451	2,066,257
– Additional provision (3)	1,182,685	1,153,950	1,182,685	1,110,257
(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3) The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682. The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and
(4) Represented by Credifar.

h) Recovery and renegotiation

Expenses from allowance for loan losses, net of recoveries of written-off credits.

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Amount recorded	1,834,342	1,666,837	3,501,179	2,503,625
Amount recovered (1)	(311,680)	(231,541)	(543,221)	(396,028)
Expense net of amounts recovered	1,522,662	1,435,296	2,957,958	2,107,597
(1) Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Opening balance	2,671,403	2,682,997	2,682,997	2,708,521
– Amount renegotiated	706,850	595,748	1,302,598	1,243,293
– Amount received	(414,585)	(369,104)	(783,689)	(714,624)
– Amount written-off	(198,365)	(238,238)	(436,603)	(410,700)
Closing balance	2,765,303	2,671,403	2,765,303	2,826,490
Allowance for loan losses	1,812,159	1,768,302	1,812,159	1,823,444
Percentage on portfolio	65.5%	66.2%	65.5%	64.5%

j) Income on loan and leasing operations

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Discounted trade receivables and other loans	3,907,532	4,040,408	7,947,940	6,247,057
Financings	1,925,375	2,067,845	3,993,220	3,635,501
Rural and agribusiness loans	278,046	231,326	509,372	370,023
Subtotal	6,110,953	6,339,579	12,450,532	10,252,581
Recovery of credits written-off as loss	311,680	231,541	543,221	396,028
Subtotal	6,422,633	6,571,120	12,993,753	10,648,609
Leasing net of expenses	516,635	371,341	887,976	379,829
Total	6,939,268	6,942,461	13,881,729	11,028,438

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

			R$ thousand

	2008		2007

	June	March	June
	30	31	30

Assets – other receivables
Exchange purchases pending settlement	9,350,004	10,377,443	8,715,860
Foreign exchange acceptances and term documents in foreign currencies	7,157	3,061	15,293
Exchange sale receivables	3,136,095	4,044,483	3,477,642
(-) Advances in local currency received	(383,903)	(306,689)	(247,697)
Income receivable on advances granted	133,975	137,246	85,979
Total	12,243,328	14,255,544	12,047,077
Liabilities – other liabilities
Exchange sales pending settlement	3,104,524	4,052,759	3,470,820
Exchange purchase payables	10,001,156	10,612,710	9,043,644
(-) Advances on foreign exchange contracts	(7,575,490)	(7,354,134)	(6,127,529)
Other	15,781	7,555	18,378
Total	5,545,971	7,318,890	6,405,313
Net foreign exchange portfolio	6,697,357	6,936,654	5,641,764
Memorandum accounts
Imports loans	411,945	269,459	256,554
Confirmed exports loans	35,583	47,767	24,109

Exchange results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Foreign exchange operations result	(14,203)	395,881	381,678	292,569
Adjustments:
– Income on foreign currency financing (1)	(47,473)	56,402	8,929	9,000
– Income on export financing (1)	88,401	40,333	128,734	25,118
– Income on foreign investments (2)	(17,884)	23,833	5,949	3,800
– Expenses from liabilities with foreign bankers (3) (Note 17c)	354,660	(346,751)	7,909	(17,913)
– Other	(179,420)	(34,894)	(214,314)	(149,037)
Total adjustments	198,284	(261,077)	(62,793)	(129,032)
Adjusted foreign exchange operations result	184,081	134,804	318,885	163,537
(1) Classified in the item “Income on loan operations”;
(2) Demonstrated in the item “Income on securities transactions”; and
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in the item “Expenses from borrowings and onlendings”.

b) Sundry

			R$ thousand

	2008		2007

	June	March	June
	30	31	30

Tax credits (Note 34c)	9,916,964	9,301,599	7,893,939
Credit card operations	5,623,073	5,308,535	5,303,513
Borrowers by escrow deposits	5,532,442	5,017,458	3,926,400
Prepaid taxes	1,089,305	951,237	845,683
Sundry borrowers	1,102,896	1,224,310	719,321
Receivable securities and credits	730,339	719,854	591,364
Payments to be reimbursed	483,289	503,373	478,775
Borrowers due to purchase of assets	108,725	164,463	193,635
Other	173,179	50,430	247,466
Total	24,760,212	23,241,259	20,200,096

12) Other Assets

a) Foreclosed assets/others

	R$ thousand

	Cost	Provision for losses	Residual value

			2008		2007

			June 30	March 31	June 30

Real estate	165,679	(38,150)	127,529	137,441	93,813
Goods subject to special conditions	77,717	(77,717)	–	–	–
Vehicles and similar	287,231	(84,237)	202,994	116,460	69,452
Inventories/storehouse	16,445	–	16,445	18,205	22,993
Machinery and equipment	9,580	(5,267)	4,313	4,605	4,950
Others	8,015	(6,953)	1,062	1,074	1,204
Total on June 30, 2008	564,667	(212,324)	352,343
Total on March 31, 2008	472,357	(194,572)		277,785
Total on June 30, 2007	374,928	(182,516)			192,412

b) Prepaid expenses

	R$ thousand

	2008		2007

	June 30	March 31	June 30

Commission on the placement of financing (1)	1,283,360	1,477,577	880,246
Partnership agreement in the rendering of banking services (2)	1,463,057	1,395,329	583,425
Insurance selling expenses (3)	263,397	261,541	283,004
Advertising expenses (4)	96,181	101,169	75,690
Insurance expenses and other costs on funding abroad (5)	49,692	59,666	62,770
Others	52,534	38,275	54,820
Total	3,208,221	3,333,557	1,939,955

(1) Commissions paid to storekeepers and car dealers;
(2) Amounts paid for acquisition of right to provide banking services;
(3) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4) Prepaid advertising expenses, whose disclosure in the media will occur in the future; and
(5) Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors.

13) Investments

a) Movement of the main investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements

	R$ thousand

Investments in branches and subsidiaries abroad	Balance on 12.31.2007	Movement in the period (1)	Balance on 6.30.2008	Balance on 3.31.2008	Balance on 6.30.2007

Banco Bradesco S.A. Grand Cayman Branch	6,912,094	(195,916)	6,716,178	7,290,737	7,255,185
Bradport SGPS, Sociedade Unipessoal, Lda.	537,162	(125,028)	412,134	457,943	577,082
Banco Bradesco S.A. New York Branch	298,870	(23,868)	275,002	300,552	315,589
Banco Bradesco Luxembourg S.A.	268,452	(19,294)	249,158	268,549	285,063
Others	293,271	323,735	617,006	623,144	197,310
Total	8,309,849	(40,371)	8,269,478	8,940,925	8,630,229

(1) Represented by the exchange loss variation in the amount of R$826,580 thousand, positive equity in earnings of unconsolidated companies in the amount of R$242,134 thousand, positive adjustment to market value of available-for-sale securities in the amount of R$4,457 thousand and capital increase of R$539,618 thousand.

b) Breakdown of investments in the consolidated financial statements

	R$ thousand

Affiliated companies	2008		2007

	June 30	March 31	June 30

– IRB-Brasil Resseguros S.A.	419,761	387,917	381,581
– Serasa S.A.	80,426	79,451	–
– BES Investimento do Brasil S.A.	46,055	42,307	24,617
– NovaMarlim Participações S.A.	6,950	9,694	12,393
– Marlim Participações S.A.	3,383	5,367	8,144
– Seguradora Brasileira de Crédito à Exportação S.A.	2,078	–	–
– Others	695	180	219
Total in affiliated companies	559,348	524,916	426,954
– Tax incentives	327,834	327,429	329,041
Other investments	248,465	236,898	189,215
Provision for:
Tax incentives	(293,999)	(288,719)	(291,485)
Other investments	(57,435)	(57,436)	(68,595)
Overall total of consolidated investments	784,213	743,088	585,130

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded to the 1st half of 2008 – R$65,825 thousand (1st half of 2007 – R$16,094 thousand), 2nd quarter of 2008 – R$33,656 thousand (1st quarter of 2008 –R$32,169 thousand).

Companies	R$ thousand

	Capital stock	Adjusted shareholders’ equity	Number of shares/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income (loss)	Adjustment resulting from evaluation (3)

			Common	Preferred			2008			2007

							2nd Quarter	1st Quarter	1st Half	1st Half

IRB-Brasil Resseguros S.A. (1)	1,030,000	1,976,070	–	212	21.24%	275,791	32,049	26,529	58,578	14,903
NovaMarlim Participações S.A. (1)	32,175	40,471	22,100	–	17.17%	4,048	358	337	695	1,345
Marlim Participações S.A. (1)	21,030	28,588	10,999	21,998	11.84%	3,057	188	174	362	(1,854)
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	150,000	230,276	7,993	7,993	20.00%	4,450	(913)	1,803	890	1,875
Serasa S.A. (2)	145,000	974,122	909	–	8.26%	64,637	2,013	3,326	5,339	–
Other companies	–	–	–	–	–	–	(39)	–	(39)	(175)
Equity in earnings of affiliated companies							33,656	32,169	65,825	16,094

(1) Unaudited data related to May 31, 2008;
(2) Data related to June 30, 2008; and
(3) Adjustments resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Premises and Equipment and Leased Assets

Stated at acquisition cost, depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2008		2007

				June 30	March 31	June 30

Premises and equipment:
– Buildings	4%	677,349	(383,776)	293,573	288,162	245,257
– Land	–	418,288	–	418,288	417,585	439,133
Facilities, furniture and equipment in use	10%	2,454,838	(1,390,383)	1,064,455	1,008,081	930,761
Security and communication systems	10%	161,382	(98,009)	63,373	61,007	57,530
Data processing systems	20 to 50%	1,844,111	(1,354,705)	489,406	469,879	438,420
Transportation systems	20%	31,629	(17,572)	14,057	14,618	12,580
Construction in progress	–	81,830	–	81,830	74,590	63,841
Subtotal		5,669,427	(3,244,445)	2,424,982	2,333,922	2,187,522
Leased assets	–	16,057	(6,816)	9,241	10,588	28,162
Total on June 30, 2008		5,685,484	(3,251,261)	2,434,223
Total on March 31, 2008		5,560,687	(3,216,177)		2,344,510
Total on June 30, 2007		5,236,383	(3,020,699)			2,215,684

Premises and equipment of Bradesco Organization present an unrecorded increment of R$1,547,181 thousand (March 31, 2008 –R$1,381,454 thousand and June 30, 2007 – R$1,205,034 thousand) based on appraisal reports prepared by independent experts in 2008, 2007 and 2006.

The fixed assets to shareholders’ equity ratio in relation to “economic-financial consolidated” reference shareholders’ equity is 16.22% (March 31, 2008 - 12.07% and June 30, 2007 – 8.49%), and in relation to the “financial consolidated” basis is 47.26% (March 31, 2008 – 47.70% and June 30, 2007 – 47.43%), within the maximum 50% limit.

The difference between the fixed assets to shareholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “consolidated financial”. Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on shareholders’ capital to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Deferred Charges

a) Goodwill

Goodwill calculated by the acquisition of investments was fully amortized, in the amount of R$53,030 thousand in the 1st half of 2008 (1st half of 2007 – R$181,474 thousand).

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2008		2007

			June 30	March 31	June 30

System development	1,946,878	(1,146,197)	800,681	811,180	695,228
Other deferred charges	18,930	(15,543)	3,387	3,425	2,162
Total on June 30, 2008	1,965,808	(1,161,740)	804,068
Total on March 31, 2008	1,935,095	(1,120,490)		814,605
Total on June 30, 2007	1,682,630	(985,240)			697,390

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than360 days	June 30	March 31	June 30

• Demand deposits (1)	25,843,131	–	–	–	25,843,131	25,845,700	21,019,183
• Savings deposits (1)	34,149,450	–	–	–	34,149,450	33,290,059	28,405,401
• Interbank deposits	233,387	181,745	68,506	1,637	485,275	310,349	230,980
• Time deposits (2)	4,211,714	7,928,062	7,673,959	41,529,370	61,343,105	46,430,303	32,359,675
• Other – investment deposits	931,375	–	–	–	931,375	834,261	585,379
Overall total on June 30, 2008	65,369,057	8,109,807	7,742,465	41,531,007	122,752,336
%	53.3	6.6	6.3	33.8	100.0
Overall total on March 31, 2008	63,451,445	7,874,602	6,367,132	29,017,493		106,710,672
%	59.4	7.4	6.0	27.2		100.0
Overall total on June 30, 2007	51,990,906	4,657,304	4,272,715	21,679,693			82,600,618
%	62.9	5.6	5.2	26.3			100.0

(1) Classified as up to 30 days without considering average historical turnover; and
(2) It considers the maturities established in investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Own portfolio	7,722,946	5,687,891	2,121,835	26,747,410	42,280,082	35,466,834	32,353,250
• Government bonds	6,648,674	144,448	494,572	71,078	7,358,772	786,073	8,240,573
• Debentures of own issuance	379,354	5,404,245	1,598,061	26,624,514	34,006,174	33,928,981	21,931,631
• Foreign	694,918	139,198	29,202	51,818	915,136	751,780	2,181,046
Third-party portfolio (1)	52,764,502	–	–	–	52,764,502	30,558,507	19,350,502
Unrestricted portfolio (1)	3,020,402	213,148	–	–	3,233,550	3,514,794	2,052,194
Overall total on June 30, 2008 (2)	63,507,850	5,901,039	2,121,835	26,747,410	98,278,134
%	64.6	6.0	2.2	27.2	100.0
Overall total on March 31, 2008 (2)	35,168,660	6,388,994	3,443,629	24,538,852		69,540,135
%	50.5	9.2	5.0	35.3		100.0
Overall total on June 30, 2007 (2)	29,934,202	3,563,865	2,330,046	17,927,833			53,755,946
%	55.7	6.6	4.3	33.4			100.0

(1) Represented by government bonds; and
(2) This includes R$13,921,700 thousand (March 31, 2008 – R$10,995,435 thousand and June 30, 2007 – R$11,576,561 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Notes 8a and 8b).

c) Funds from issuance of securities

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Securities – Local:
• Exchange acceptances	15	28,317	49	185	28,566	259	6,927
• Mortgage notes	191,624	617,049	196,741	21,364	1,026,778	974,874	875,154
• Debentures (1)	–	26,972	–	1,455,352	1,482,324	2,663,276	2,601,254
Subtotal	191,639	672,338	196,790	1,476,901	2,537,668	3,638,409	3,483,335
Securities – Foreign:
• Fixed Rate Note (2)	–	–	–	–	–	90,717	–
• MTN Program Issues (2)	20,486	–	–	226,324	246,810	516,610	1,452,864
• Securitization of future flow of money orders
received from abroad (d)	10,202	45,505	46,620	2,363,028	2,465,355	2,732,326	1,358,631
• Securitization of future flow of credit card bill
receivables from cardholders resident abroad (d)	602	37,080	38,141	143,066	218,889	260,461	350,318
Subtotal	31,290	82,585	84,761	2,732,418	2,931,054	3,600,114	3,161,813
Overall total on June 30, 2008	222,929	754,923	281,551	4,209,319	5,468,722
%	4.1	13.8	5.1	77.0	100.0
Overall total on March 31, 2008	494,357	762,442	401,836	5,579,888		7,238,523
%	6.8	10.5	5.6	77.1		100.0
Overall total on June 30, 2007	163,164	1,342,232	841,369	4,298,383			6,645,148
%	2.4	20.2	12.7	64.7			100.0

(1) This refers to installment of issuances of simple debentures not convertible into shares of Bradesco Leasing S.A. Arrendamento Mercantil, maturing on May 1, 2011 and has a 102% of CDI remuneration, whose installments referring to interest classified in the short term. The reduction in the quarter refers to the securities repurchase; and
(2) Issuance of notes in the international market for foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Special Purposes Entities (SPEs). These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed through long-term liabilities and settled through the future cash flows of the underlying assets, which basically comprise:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and
(ii) Current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Total

				2008		2007

				June 30	March 31	June 30

	8.20.2003	595,262	8.20.2010	113,075	141,259	223,545
	7.28.2004	305,400	8.20.2012	115,228	133,641	170,410
	6.11.2007	481,550	5.20.2014	399,453	439,034	481,550
	6.11.2007	481,550	5.20.2014	399,453	439,034	483,126
	12.20.2007	354,260	11.20.2014	319,598	351,302	–
Securitization of future flow of money	12.20.2007	354,260	11.20.2014	319,598	351,302	–
orders received from abroad	3.6.2008	836,000	5.20.2014	798,950	876,754	–
Total		3,408,282		2,465,355	2,732,326	1,358,631
Securitization of future flow of credit card
bills receivables from cardholders resident
abroad	7.10.2003	800,818	6.15.2011	218,889	260,461	350,318
Total		800,818		218,889	260,461	350,318

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Savings deposits	555,614	512,516	1,068,130	997,717
Time deposits	1,811,684	1,242,841	3,054,525	2,423,871
Federal funds purchased and securities sold under agreements to repurchase	2,191,668	1,808,115	3,999,783	2,804,201
Funds from issuance of securities	98,672	202,624	301,296	356,517
Other funding expenses	59,932	51,959	111,891	83,876
Subtotal	4,717,570	3,818,055	8,535,625	6,666,182
Expenses for price-level restatement and interest on technical provisions from insurance, private pension plans and certificated savings plans	1,711,644	1,024,234	2,735,878	2,140,553
Total	6,429,214	4,842,289	11,271,503	8,806,735

17) Borrowings and Onlendings

a) Borrowings

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Local	418	41	48	186	693	757	965
• Official institutions	8	41	48	186	283	367	616
• Other institutions	410	–	–	–	410	390	349
Foreign	853,699	4,877,201	2,107,958	435,510	8,274,368	7,961,019	6,539,003
Overall total on June 30, 2008	854,117	4,877,242	2,108,006	435,696	8,275,061
%	10.3	58.9	25.5	5.3	100.0
Overall total on March 31, 2008	1,105,735	3,734,779	2,532,011	589,251		7,961,776
%	13.9	46.9	31.8	7.4		100.0
Overall total on June 30, 2007	818,976	3,086,380	2,368,643	265,969			6,539,968
%	12.5	47.2	36.2	4.1			100.0

b) Onlendings

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	June 30	March 31	June 30

Local	796,066	2,569,049	2,848,528	9,057,746	15,271,389	14,657,056	12,619,534
• National Treasury	–	–	29,782	–	29,782	40,289	33,550
• BNDES	219,404	1,119,113	1,419,062	3,380,008	6,137,587	6,139,311	6,018,261
• CEF	1,705	6,455	7,589	87,254	103,003	102,780	84,251
• Finame	574,957	1,443,472	1,392,086	5,589,716	9,000,231	8,373,623	6,481,863
• Other institutions	–	9	9	768	786	1,053	1,609
Foreign	2,395	1,186,650	835	–	1,189,880	1,393,690	5,513
Total on June 30, 2008	798,461	3,755,699	2,849,363	9,057,746	16,461,269
%	4.9	22.8	17.3	55.0	100.0
Total on March 31, 2008	828,593	1,874,372	4,356,002	8,991,779		16,050,746
%	5.2	11.7	27.1	56.0		100.0
Total on June 30, 2007	283,203	2,138,905	3,000,632	7,202,307			12,625,047
%	2.2	17.0	23.8	57.0			100.0

c) Expenses from borrowings and onlendings

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Borrowings:
• Local	274	118	392	146
• Foreign	26,139	33,859	59,998	51,468
Subtotal borrowings	26,413	33,977	60,390	51,614

Local onlendings:
• National treasury	427	464	891	2,242
• BNDES	119,627	117,109	236,736	214,995
• CEF	2,153	2,062	4,215	3,541
• Finame	155,603	161,660	317,263	262,576
• Other institutions	21	21	42	84
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	(354,660)	346,751	(7,909)	17,913
• Other expenses with foreign onlendings	(204,461)	138,341	(66,120)	(269,379)
Subtotal onlendings	(281,290)	766,408	485,118	231,972

Total	(254,877)	800,385	545,508	283,586

18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

a) Contingent assets

Contingent assets are not recognized on an accounting basis; however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income - (ILL) R$365,154 thousand: it pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law 7,713/88, once said tax was deemed unconstitutional by the Federal Supreme Court; and

– Social Integration Program - (PIS) R$52,327 thousand: it pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws 2,445 and 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law No. 07/70 (PIS Repique).

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning of Courts, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of the labor claims is recorded considering the effective perspective of loss of these deposits. For the other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the reposition of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the interest income. Most of these lawsuits are brought at the Special Civil Court (JEC), in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of JEC’s lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

It is worth pointing out the increase in claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance correction due to Economic Plans (specially Bresser and Verão Economic Plans), although the Bank had complied with the legal requirements in force at the time.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s interest income.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– Cofins – R$2,139,995 thousand: it pleads to calculate and collect Cofins, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law 9,718/98;

– CSLL – R$1,345,434 thousand: questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– IRPJ/Credit Losses – R$590,036 thousand: it pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law 9,430/96 which only apply to the provisory losses;

– INSS Autonomous Brokers – R$573,840 thousand: it discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/amendments, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the policyholders, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

– CSLL – R$489,979 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the subsection I, article 195, of the Federal Constitution provides for that this contribution is only due by employers; and

– PIS – R$255,521 thousand: it pleads the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law no. 4,506/64, not included interest income.

IV – Provisions divided by nature

	R$ thousand

	2008		2007

	June30	March 31	June 30

Labor claims	1,554,022	1,559,990	1,244,548
Civil lawsuits	1,513,933	1,508,755	872,299
Subtotal (1)	3,067,955	3,068,745	2,116,847
Tax and social security (2)	7,118,869	6,608,847	6,046,665
Total	10,186,824	9,677,592	8,163,512

(1) Note 20b; and
(2) Classified under the item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions

	R$ thousand

	2008

	Labor claims	Civil lawsuits	Tax and social security (1)

At the beginning of the period	1,492,229	1,413,673	6,310,924
Monetary restatement	89,471	8,245	212,202
Constitutions	168,771	223,327	702,588
Payments	(196,449)	(131,312)	(106,845)
At the end of the period	1,554,022	1,513,933	7,118,869

(1) It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the main proceedings are related to leasing companies’ ISSQN, in the amount of R$160,830 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with law is discussed.

19) Subordinated Debt

Instrument	Issuance	R$ thousand

		Amount of the operation	Maturity	Remuneration	2008		2007

					June 30	March 31	June 30

In Brazil:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,398,436	1,361,160	1,257,979
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	110,353	107,209	98,518
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	490,021	476,637	439,639
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,259,024	1,222,784	1,122,638
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	81,240	79,043	72,965
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	156,919	152,696	141,009
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	159,912	155,607	143,698
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	324,605	315,825	291,539
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,354,774	1,317,238	1,213,553
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,573,401	1,529,808	1,409,391
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	940,589	914,529	842,543
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,393,631	1,355,385	1,249,682
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	16,421	15,973	14,733
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	636,711	619,237	570,944
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	6,229	6,059	5,588
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,129,644	1,098,643	1,012,962
Subordinated CDB	October/2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	14,877	14,468	–
Subordinated CDB	October/2007	110,000	2012	IPCA + (7.102% p.a. to 7.367% p.a.)	120,634	116,303	–

Instrument	Issuance	R$ thousand

		Amount of the operation	Maturity	Remuneration	2008		2007

					June 30	March 31	June 30

Subordinated CDB	November/2007	390,000	2012	100.0% of CDI rate + 0.344% p.a.	417,449	405,969	–
Subordinated CDB	November/2007	164,000	2012	IPCA + (7.446% p.a. to 7.593% p.a.)	179,467	172,631	–
Subordinated CDB	December/2007	1,552,500	2012	100.0% of CDI rate + 0.344% p.a.	1,645,406	1,599,564	–
Subordinated CDB	December/2007	10,000	2012	IPCA + 7.632% p.a.	10,883	10,453	–
Subordinated CDB	January/2008	30,000	2012	100.0% of CDI rate + 0.344% p.a.	31,562	30,694	–
Subordinated CDB	February/2008	85,000	2012	IPCA + (7.44% p.a. – 7.897% p.a.)	89,507	86,161	–
Subordinated CDB	February/2008	200,000	2012	100.0% of CDI rate + 0.4914% p.a.	208,471	202,663	–
Subordinated CDB	April/2008	20,000	2013	IPCA + 7.90% p.a.	20,714	–	–
Subordinated CDB	May/2008	10,000	2013	IPCA + 8.20% p.a.	10,258	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	311,417	302,559	312,541
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	305,707	313,719	306,034
Subtotal in Brazil		10,255,046			14,398,262	13,983,017	10,505,956
Abroad:
Subordinated debt (DOLLAR)	December/2001	353,700	2011	rate of 10.25% p.a.	238,445	268,978	288,017
Subordinated debt (YEN) (1)	April/2002	315,186	2012	rate of 4.05% p.a.	216,674	243,981	262,175
Subordinated debt (DOLLAR)	October/2003	1,434,750	2013	rate of 8.75% p.a.	805,456	903,571	973,814
Subordinated debt (EURO)	April/2004	801,927	2014	rate of 8.00% p.a.	569,031	638,986	591,173
Subordinated debt (DOLLAR) (2)	June/2005	720,870	–	rate of 8.875% p.a.	480,866	528,352	581,848
Subtotal abroad		3,626,433			2,310,472	2,583,868	2,697,027
Overall total		13,881,479			16,708,734	16,566,885	13,202,983

(1) Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2) In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of the Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2008		2007

	June 30	March 31	June 30

Provision for tax risks (Note 18b IV)	7,118,869	6,608,847	6,046,665
Provision for deferred income tax (Note 34f)	1,976,714	1,806,502	1,590,367
Taxes and contributions on profits payable	1,633,734	1,083,467	1,535,612
Taxes and contributions collectible	478,895	516,230	452,056
Total	11,208,212	10,015,046	9,624,700

b) Sundry

	R$ thousand

	2008		2007

	June 30	March 31	June 30

Credit card operations	5,081,726	5,056,214	4,838,578
Provision for payments to be made	3,201,018	2,673,262	2,676,272
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,067,955	3,068,745	2,116,847
Sundry creditors	1,541,098	1,427,759	1,309,489
Liabilities for acquisition of assets and rights	145,197	161,539	129,470
Liabilities for official agreements	412,347	288,222	91,884
Others	455,833	407,931	276,721
Total	13,905,174	13,083,672	11,439,261

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

											R$ thousand

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total
	2008		2007	2008		2007	2008		2007	2008		2007

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Current and long-term liabilities
Mathematical provision for benefits to be
granted	–	–	–	43,973,120	42,063,748	36,731,223	–	–	–	43,973,120	42,063,748	36,731,223
Mathematical provision for benefits
granted	–	–	–	4,125,635	3,991,512	3,656,719	–	–	–	4,125,635	3,991,512	3,656,719
Mathematical provision for redemptions	–	–	–	–	–	–	2,101,173	2,051,497	1,903,466	2,101,173	2,051,497	1,903,466
IBNR Provision	1,243,787	1,287,052	1,229,138	407,764	450,977	397,941	–	–	–	1,651,551	1,738,029	1,627,079
Unearned premiums provision	1,440,756	1,431,190	1,432,225	48,150	48,499	41,030	–	–	–	1,488,906	1,479,689	1,473,255
Provision for contribution insufficiency (3)	–	–	–	2,625,683	2,567,455	2,120,221	–	–	–	2,625,683	2,567,455	2,120,221
Provision for unsettled claims	704,007	670,921	713,031	602,164	554,290	517,186	–	–	–	1,306,171	1,225,211	1,230,217
Financial fluctuation provision	–	–	–	629,384	583,859	562,471	–	–	–	629,384	583,859	562,471
Premium insufficiency provision	–	16	40	482,021	470,597	362,398	–	–	–	482,021	470,613	362,438
Financial surplus provision	–	–	–	410,660	374,980	400,401	–	–	–	410,660	374,980	400,401
Provision for draws and redemptions	–	–	–	–	–	–	403,306	388,147	380,334	403,306	388,147	380,334
Provision for administrative expenses	–	–	–	171,929	110,678	228,878	76,520	75,518	67,178	248,449	186,196	296,056
Provision for contingencies	–	–	–	–	–	–	10,781	12,224	12,166	10,781	12,224	12,166
Other provisions	2,206,238	2,198,781	1,752,932	404,661	390,470	390,536	–	–	–	2,610,899	2,589,251	2,143,468

Total provisions	5,594,788	5,587,960	5,127,366	53,881,171	51,607,065	45,409,004	2,591,780	2,527,386	2,363,144	62,067,739	59,722,411	52,899,514
(1) “Other provisions” basically refer to the technical provision in the “individual health” portfolio created in order to cover the differences of future premium adjustments and those necessary to the portfolio technical balance, by adopting a constant formulation of Actuarial Technical Note approved by ANS;
(2) Includes the insurance operations for individuals and private pension plans; and
(3) The contribution insufficiency provision is calculated according to the mitigated biometric table AT-2000, increased in 1.5% (improvement), considering males separated from females, who have higher life expectancy, and to the actual interest rate of 4.3% p.a.

b) Technical provisions by product

											R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total
	2008		2007	2008		2007	2008		2007	2008		2007

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Health (1)	3,331,525	3,296,313	2,743,924	–	–	–	–	–	–	3,331,525	3,296,313	2,743,924
Auto/RCF	1,599,635	1,638,004	1,740,629	–	–	–	–	–	–	1,599,635	1,638,004	1,740,629
Dpvat	78,733	73,643	76,716	148,073	134,888	114,423	–	–	–	226,806	208,531	191,139
Life	20,706	21,925	37,141	2,157,591	2,097,993	1,829,785	–	–	–	2,178,297	2,119,918	1,866,926
Basic lines	564,189	558,075	528,956	–	–	–	–	–	–	564,189	558,075	528,956
PGBL	–	–	–	9,762,530	9,469,789	8,697,886	–	–	–	9,762,530	9,469,789	8,697,886
VGBL	–	–	–	26,523,104	25,161,321	21,059,117	–	–	–	26,523,104	25,161,321	21,059,117
Traditional plans	–	–	–	15,289,873	14,743,074	13,707,793	–	–	–	15,289,873	14,743,074	13,707,793
Certificated savings plans	–	–	–	–	–	–	2,591,780	2,527,386	2,363,144	2,591,780	2,527,386	2,363,144
Total technical provisions	5,594,788	5,587,960	5,127,366	53,881,171	51,607,065	45,409,004	2,591,780	2,527,386	2,363,144	62,067,739	59,722,411	52,899,514
(1) See Note 21a item 1.

c) Guarantees of technical provisions

											R$ thousand

		Insurance		Life and Private Pension Plans			Certificated Savings Plans			Total
	2008		2007	2008		2007	2008		2007	2008		2007

	June	March	June	June	March	June	June	March	June	June	March	June
	30	31	30	30	31	30	30	31	30	30	31	30

Investment fund quotas (VGBL and PGBL)	–	–	–	36,285,634	34,631,110	29,757,003	–	–	–	36,285,634	34,631,110	29,757,003
Investment fund quotas (except for
VGBL and PGBL)	5,197,499	5,285,757	4,728,747	13,499,860	13,029,945	11,432,682	2,238,606	2,224,800	2,136,131	20,935,965	20,540,502	18,297,560
Government securities	70,332	62,378	72,435	2,971,629	2,829,744	2,355,166	–	–	–	3,041,961	2,892,122	2,427,601
Private securities	–	456	2,591	500,893	476,752	464,237	129,893	121,746	117,420	630,786	598,954	584,248
Shares	27,042	2,196	1,517	646,384	652,384	1,437,738	292,936	250,456	158,964	966,362	905,036	1,598,219
Credit rights	469,717	443,948	481,775	–	–	–	–	–	–	469,717	443,948	481,775
Real estate	7,444	7,521	11,236	–	–	–	10,369	10,434	10,731	17,813	17,955	21,967
Deposits retained at IRB and court deposits	69,303	75,022	43,740	64,637	67,863	47,177	–	–	–	133,940	142,885	90,917
Total guarantees of technical provisions	5,841,337	5,877,278	5,342,041	53,969,037	51,687,798	45,494,003	2,671,804	2,607,436	2,423,246	62,482,178	60,172,512	53,259,290

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Premiums written	2,690,927	2,367,030	5,057,957	4,611,339
Supplementary private pension plan contributions (including VGBL)	2,732,093	2,645,049	5,377,142	4,670,369
Revenues from certificated savings plans	407,639	372,317	779,956	744,764
Coinsurance premiums granted	(55,391)	(1,159)	(56,550)	(106,362)
Refunded premiums	(18,938)	(16,277)	(35,215)	(64,254)
Net premiums written	5,756,330	5,366,960	11,123,290	9,855,856
Reinsurance premiums	(89,947)	(81,844)	(171,791)	(319,426)
Retained premiums from insurance, private pension plans and
certificated savings plans (1)	5,666,383	5,285,116	10,951,499	9,536,430
(1) See Note 4.

22) Minority Interest in Subsidiaries

			R$ thousand

	2008		2007

	June	March	June
	30	31	30

Andorra Holdings S.A.	150,860	147,431	–
Banco Alvorada S.A.	7,558	7,393	6,327
Baneb Corretora de Seguros S.A.	3,732	3,662	3,486
Indiana Seguros S.A.	–	–	52,323
Other minority shareholders	32	192	421
Total	162,182	158,678	62,557

23) Shareholders’ Equity (Parent Company)

a) Composition of the capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry shares, as follows:

	2008		2007

	June	March	June
	30	31	30

Common shares	1,534,934,979	1,534,934,979	1,000,866,112
Preferred shares	1,534,934,821	1,534,934,821	1,001,454,936
Subtotal	3,069,869,800	3,069,869,800	2,002,321,048
Treasury (common shares)	(53,700)	(1,600)	(780,800)
Treasury (preferred shares)	(34,600)	(1,600)	(372,800)
Total outstanding shares	3,069,781,500	3,069,866,600	2,001,167,448

b) Movement of the capital stock in number of shares

	Common Shares	Preferred Shares	Total

Number of outstanding shares held on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares acquired and not cancelled	(1,600)	(1,600)	(3,200)
Increase from share subscription	13,953,489	13,953,488	27,906,977
Increase from 50% stock bonus	511,644,460	511,644,407	1,023,288,867
Number of outstanding shares held on March 31, 2008	1,534,933,379	1,534,933,221	3,069,866,600
Shares acquired and not cancelled	(52,100)	(33,000)	(85,100)
Number of outstanding shares held on June 30, 2008	1,534,881,279	1,534,900,221	3,069,781,500

The Special Shareholders’ Meeting held on January 4, 2008 resolved to increase the capital stock by R$1,200,000 thousand, raising it from R$19,000,000 thousand to R$20,200,000 thousand, by means of the issuance of 27,906,977 new shares, all non-par registered, book-entry shares, 13,953,489 of which are common shares and 13,953,488 are preferred shares, at the price of R$43.00 per share, by means of the private subscription by shareholders from January 22 to February 22, 2008, in the proportion of 1.382441029% on the stock position which each one had on the date of the meeting. The shareholders paid the shares subscribed on March 17, 2008, accounting for 94.29% of the shares; the remaining ones, which account for 5.71% of the total of the offering, were sold in an auction carried out on March 19, 2008 on Bovespa and the financial settlement occurred on March 25, 2008. The excess of the amount allocated to the capital stock, in the amount of R$6,874 thousand, calculated by the difference between the issuance price and the sale price of shares in auction, was recorded in the “Capital Reserve – Share Goodwill” account. The process was ratified by Bacen on March 27, 2008.

The Special Shareholders’ Meeting held on March 24, 2008 resolved to increase the capital stock in the amount of R$2,800,000 thousand, raising it from R$20,200,000 thousand to R$23,000,000 thousand, by using part of the balance of “Revenue Reserves – Statutory Reserve”, attributing to the Company’s shareholders, free of charge, as bonus, one (1) new share of the same type for each two (2) shares owned. 1,023,288,867 non-par registered, book-entry shares were issued, 511,644,460 of which are common shares and 511,644,407 are preferred shares.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as bonus in the American (NYSE) and European (Latibex) Markets, and investors received one (1) new DR for each two (2) DRs owned, which continued to be traded in the proportion of one (1) preferred share for one (1) DR, in the respective markets. The process was ratified by Bacen on March 27, 2008.

c) Interest on shareholders’ capital/Dividends

Non-voting preferred shares are entitled to all rights and advantages attributed to common shares and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on shareholders’ capital and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/1976, with the new wording in Law 10,303/2001.

In conformity with Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ capital and/or dividends, which total correspond to, at least, 30% of the net income for the year, adjusted in accordance with the Brazilian corporate law.

Interest on shareholders’ capital is calculated based on the shareholders' equity accounts and limited to the variation in the Federal Government long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At a meeting held on March 17, 2008, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of monthly dividends to shareholders as from May 2, 2008, replacing monthly interest on shareholders’ capital, at the amount of R$0.018026250 per common share and R$0.019828875 per preferred share. After the 50% bonus, the shareholders’ monthly compensation will be R$0.012017500 per common share and R$0.013219250 per preferred share.

At a Meeting held on June 27, 2008, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim dividends to shareholders related to the 1st half of 2008, in the amount of R$0.120175 per common share and R$0.1321925 per preferred share, whose payment was made on July 21, 2008.

The calculation of interest on shareholders’ capital and dividends related to the 1st half of 2008 is shown as follows:

	R$ thousand	% (1)

Net income for the half-year	4,104,916
(-) Legal reserve	(205,246)
Adjusted calculation basis	3,899,670

Monthly interest on shareholders’ capital, paid	114,598
Supplementary interest on shareholders’ capital provisioned (payable)	841,011
Interest on shareholders’ capital (gross)	955,609
Withholding income tax on interest on shareholders’ capital	(143,341)
Interest on shareholders’ capital (net) in the 1st half of 2008	812,268
Monthly dividends paid	116,183
Interim dividends	387,000
Interest on shareholders’ capital (net) and dividends accrued in the 1st half of 2008	1,315,451	33.73
Interest on shareholders’ capital (net) accrued in the 1st half of 2007	1,235,728	31.52
(1) Percentage of interest on shareholders’ capital/dividends over adjusted calculation basis.

Interest on shareholders’ capital and dividends was paid and provisioned, as follows:

Description					R$ thousand

	Per share (gross) (1)		Gross amount paid/provisioned	IRRF (15%)	Net amount paid/provisioned

	Common	Preferred

Monthly interest on shareholders’ capital	0.069920	0.076912	219,612	32,942	186,670
Supplementary and provisioned interest on shareholders’
capital	0.271369	0.298507	855,388	128,308	727,080
Interim dividends provisioned	0.102149	0.112363	321,978	–	321,978
Total in the 1st half of 2007	0.443438	0.487782	1,396,978	161,250	1,235,728

Monthly interest on shareholders’ capital	0.036053	0.039658	114,598	17,190	97,408
Supplementary and provisioned interest on shareholders’
capital	0.196767	0.216443	625,602	93,840	531,762
Total in the 1st quarter of 2008	0.232820	0.256101	740,200	111,030	629,170

Supplementary and provisioned interest on shareholders’
capital	0.064145	0.070560	215,409	32,311	183,098
Monthly dividends	0.036053	0.039658	116,183	–	116,183
Interim dividends provisioned (2)	0.120175	0.132193	387,000	–	387,000
Total in the 2nd quarter of 2008	0.220373	0.242411	718,592	32,311	686,281

Monthly interest on shareholders’ capital	0.036053	0.039658	114,598	17,190	97,408
Supplementary and provisioned interest on shareholders’
capital	0.260912	0.287003	841,011	126,151	714,860
Monthly dividends	0.036053	0.039658	116,183	–	116,183
Interim dividends provisioned (2)	0.120175	0.132193	387,000	–	387,000
Total in the 1st half of 2008	0.453193	0.498512	1,458,792	143,341	1,315,451
(1) Adjusted by the 50% stock bonus occurred in March 2008; and
(2) Resolved by the Board of Directors as of June 27, 2008, and paid on July 21, 2008.

d) Capital and Revenue Reserves

			R$ thousand

	2008		2007

	June	March	June
	30	31	30

Capital reserves	63,171	62,498	55,459
Revenue reserves	9,677,868	8,394,029	7,596,750
• Legal reserve (1)	1,682,883	1,582,761	1,487,923
• Statutory reserve (2)	7,994,985	6,811,268	6,108,827
(1) Mandatorily formed based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2) With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of Paid-up Capital Stock.

e) Treasury Shares

Up to June 30, 2008, 53,700 common shares and 34,600 preferred shares were acquired and held in treasury, in the amount of R$3,108 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$29.05201, R$34.70943 and R$38.33945. These shares’ market value on June 30, 2008 was R$29.03 per common share and R$32.73 per preferred share.

The Special Shareholders’ Meeting held on January 4, 2008 resolved to cancel 2,246,224 non-par registered, book-entry shares, 828,700 of which are common shares and 1,417,524 are preferred shares held in Treasury up to December 31, 2007. The proceeding was ratified by Bacen on February 14, 2008.

24) Fee and Commission Income

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Card income	713,175	677,267	1,390,442	1,138,016
Checking account	575,963	577,800	1,153,763	1,157,353
Loan operations	406,796	498,981	905,777	909,188
Fund management	392,714	384,642	777,356	678,178
Collections	241,934	225,548	467,482	415,282
Interbank fee	86,177	83,063	169,240	154,674
Custody and brokerage services	76,489	71,707	148,196	105,194
Consortium management	78,617	71,642	150,259	110,110
Tax payments	58,245	59,527	117,772	136,055
Other	144,563	153,352	297,915	363,674
Total	2,774,673	2,803,529	5,578,202	5,167,724

25) Personnel Expenses

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Compensation	852,438	807,587	1,660,025	1,507,115
Benefits	322,072	351,222	673,294	639,134
Social charges	313,343	297,770	611,113	545,090
Employee profit sharing	133,369	156,984	290,353	257,785
Provision for labor claims	71,151	112,365	183,516	131,318
Training	22,756	10,625	33,381	28,792
Total	1,715,129	1,736,553	3,451,682	3,109,234

26) Other Administrative Expenses

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Third-party services	479,517	445,856	925,373	727,890
Communication	253,843	259,669	513,512	452,151
Depreciation and amortization	173,805	137,721	311,526	266,318
Financial system services	154,569	144,679	299,248	251,500
Advertising and promotions	160,274	122,372	282,646	236,669
Transportation	137,988	133,216	271,204	248,380
Rentals	109,387	107,258	216,645	195,548
Data processing	107,565	97,515	205,080	186,413
Assets maintenance and conservation	85,897	89,096	174,993	138,342
Assets leasing	86,541	74,261	160,802	90,713
Security and vigilance	51,909	50,684	102,593	92,876
Water, electricity and gas	44,904	47,140	92,044	90,305
Materials	46,450	45,503	91,953	92,766
Travels	22,956	18,981	41,937	31,191
Other	52,987	41,043	94,030	82,584
Total	1,968,592	1,814,994	3,783,586	3,183,646

27) Tax Expenses

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Cofins Contribution	425,734	399,956	825,690	731,206
Tax on services – ISS	86,331	87,629	173,960	166,569
CPMF Expenses	–	–	–	120,887
PIS Contribution	78,698	70,333	149,031	126,655
IPTU Expenses	7,065	14,010	21,075	24,310
Others	26,911	39,395	66,306	61,300
Total	624,739	611,323	1,236,062	1,230,927

28) Other Operating Income

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Other interest income	111,703	119,337	231,040	211,486
Reversal of other operating provisions	95,370	79,393	174,763	161,810
Income on sale of goods	17,703	27,007	44,710	45,749
Revenues from recovery of charges and expenses	15,161	15,480	30,641	29,681
Others	83,914	88,565	172,479	187,486
Total	323,851	329,782	653,633	636,212

29) Other Operating Expenses

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Other interest expenses	507,472	467,520	974,992	859,056
Sundry losses expenses	293,577	235,967	529,544	479,502
Cost of goods sold and services rendered	185,368	194,166	379,534	371,614
Expenses with other operating provisions	106,723	183,977	290,700	165,056
Others	335,723	312,798	648,521	444,313
Total	1,428,863	1,394,428	2,823,291	2,319,541

30) Non-Operating Income

				R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Result on sale and write-off of assets and investments (1)	3,423	407,317	410,740	608,829
Record of non-operating provisions	(25,717)	(15,937)	(41,654)	(15,049)
Others	1,690	10,853	12,543	6,844
Total	(20,604)	402,233	381,629	600,624
(1) In 2008 it comprises, basically, the result of the partial sale of the equity interest in Visa Inc. in the amount of R$352,402 thousand, originated from the Initial Public Offering (IPO) process, and in 2007, the result of the partial sale of the investment in Serasa of R$599,209 thousand.

31) Transactions with Parent Companies (Direct and Indirect)

Transactions with parent companies are carried out in conditions and rates compatible with the average practiced with third parties, effective on the dates of the operations, and are represented as follows:

						R$ thousand

	2008		2007	2008			2007

	June	March	June	2nd Quarter	1st Quarter	1st Half	1st Half
	30	31	30

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on shareholders’ capital and dividends:
Cidade de Deus Companhia Comercial de Participações	(97,888)	(7,461)	(82,083)	–	–	–	–
Fundação Bradesco	(31,990)	(13,754)	(32,678)	–	–	–	–

Demand deposits:
Fundação Bradesco	(542)	(711)	(13)	–	–	–	–
Elo Participações e Investimentos S.A.	(1)	(1)	(6)	–	–	–	–
Nova Cidade de Deus Participações S.A.	(1)	(1)	(4)	–	–	–	–
Cidade de Deus Companhia Comercial de Participações	(2)	(1)	(1)	–	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(8,605)	(11,502)	(86,974)	(46)	(795)	(841)	(11,129)

Branch rentals:
Fundação Bradesco	–	–	–	(106)	(102)	(208)	(196)

Subordinated debts:
Fundação Bradesco	–	(504,687)	(429,154)	(5,266)	(12,823)	(18,089)	(19,929)
Cidade de Deus Companhia Comercial de Participações	(35,288)	(369,240)	(230,546)	(298)	(9,253)	(9,551)	(9,018)

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation may nor wish, or may suffer any change in its ability to comply with its contractual liabilities, which may generate losses for the Organization.

Aiming at mitigation of Credit Risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of credit granting and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

In addition, efforts focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes have reflected on loan portfolio quality and performance, in both results and strength, in the different scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by unhedged terms, currencies and indices of the Institution's asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling to base the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency on June 30, 2008 and the position in foreign currency on March 31, 2008 and June 30, 2007:

				R$ thousand

	2008				2007

	June 30			March	June
				31	30

	Balance	Domestic	Foreign	Foreign	Foreign
			(1) (2)	(1) (2)	(1) (2)

Assets
Current and long-term assets	399,248,182	367,207,257	32,040,925	34,460,787	28,699,158
Funds available	5,134,195	4,898,709	235,486	543,837	296,005
Interbank investments	73,692,184	71,747,271	1,944,913	1,550,363	1,326,975
Securities and derivative financial instruments	118,956,263	110,252,582	8,703,681	8,343,349	6,555,439
Interbank and interdepartmental accounts	26,163,387	26,153,138	10,249	11,479	10,393
Loan and leasing operations	131,790,989	120,830,992	10,959,997	12,142,914	10,886,976
Other receivables and assets	43,511,164	33,324,565	10,186,599	11,868,845	9,623,370
Permanent assets	4,022,504	4,017,062	5,442	5,334	3,919
Investments	784,213	784,213	–	–	–
Premises and equipment and leased assets	2,434,223	2,428,881	5,342	5,221	3,786
Deferred assets	804,068	803,968	100	113	133
Total	403,270,686	371,224,319	32,046,367	34,466,121	28,703,077

Liabilities
Current and long-term liabilities	369,190,142	346,773,351	22,416,791	24,196,147	19,278,184
Deposits	122,752,336	119,794,291	2,958,045	3,492,439	2,204,690
Federal funds purchased and securities sold under agreements to repurchase	98,278,134	97,362,997	915,137	751,780	2,181,046
Funds from issuance of securities	5,468,722	2,537,668	2,931,054	3,786,428	3,415,697
Interbank and interdepartmental accounts	2,457,847	1,064,060	1,393,787	1,215,557	1,245,017
Borrowings and onlendings	24,736,330	15,031,068	9,705,262	9,649,974	6,917,371
Derivative financial instruments	1,597,723	1,393,363	204,360	283,736	51,336
Technical provision for insurance, private pension plans and certificated savings plans	62,067,739	62,062,393	5,346	5,605	8,526
Other liabilities:
– Subordinated debt	16,708,734	14,398,262	2,310,472	2,583,868	2,697,028
– Other	35,122,577	33,129,249	1,993,328	2,426,760	557,473
Deferred income	207,444	207,444	–	–	–
Minority interest in subsidiaries	162,182	162,182	–	–	–
Shareholders’ equity	33,710,918	33,710,918	–	–	–
Total	403,270,686	380,853,895	22,416,791	24,196,147	19,278,184
Net position of assets and liabilities			9,629,576	10,269,974	9,424,893
Net position of derivatives (2)			(14,860,995)	(15,168,146)	(13,732,117)
Other net memorandum accounts (3)			107,986	(121,318)	(223,088)
Net exchange position (liability)			(5,123,433)	(5,019,490)	(4,530,312)
(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and
(3) Leasing commitments and others, recorded in memorandum accounts.

Bradesco Organization adopts a conservative policy regarding market risk exposure, and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are daily validated using backtesting techniques.

In the chart below, we show VaR as of June 30, 2008, March 31, 2008 and June 30, 2007:

Risk factors			R$ thousand

	2008		2007

	June	March	June
	30	31	30

Prefixed	45,426	9,474	26,083
Internal exchange coupon	1,756	4,318	930
Foreign currency	1,343	1,975	5,107
IGP-M	4,529	6,025	14,451
IPCA	51,558	40,483	59,679
T.R.	20,131	12,178	4,550
Variable income	6,629	2,823	967
Sovereign/Eurobonds and Treasuries	24,350	50,946	17,493
Other	4,738	8,585	5,328
Correlation/Diversification effect	(37,433)	(48,984)	(68,877)
VaR (Value at Risk)	123,027	87,823	65,711

Investments abroad protected by hedging programs are not being considered in the VaR calculation, as these are strategically managed on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, specially to enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

In the chart below we show the Balance Sheet by maturity on June 30, 2008:

					R$ thousand

	Up to 30	From 31 to	From 181 to	More than	No stated	Total
	days	180 days	360 days	360 days	maturity

Assets
Current and long-term assets	229,090,614	50,651,479	31,680,378	87,825,711	–	399,248,182
Funds available	5,134,195	–	–	–	–	5,134,195
Interbank investments	62,233,507	6,727,895	4,058,830	671,952	–	73,692,184
Securities and derivative financial instruments (1)	96,714,218	1,779,524	3,832,542	16,629,979	–	118,956,263
Interbank and interdepartmental accounts	25,706,915	1,400	1,705	453,367	–	26,163,387
Loan and leasing operations	17,835,905	37,201,514	20,741,649	56,011,921	–	131,790,989
Other receivables and assets	21,465,874	4,941,146	3,045,652	14,058,492	–	43,511,164
Permanent assets	47,762	192,613	231,135	2,348,493	1,202,501	4,022,504
Investments	–	–	–	–	784,213	784,213
Premises and equipment and leased assets	34,362	125,607	150,728	1,705,238	418,288	2,434,223
Deferred assets	13,400	67,006	80,407	643,255	–	804,068
Total on June 30, 2008	229,138,376	50,844,092	31,911,513	90,174,204	1,202,501	403,270,686
Total on March 31, 2008	202,282,726	45,099,463	28,958,141	78,016,339	1,160,673	355,517,342
Total on June 30, 2007	161,523,342	37,765,823	27,562,678	62,716,009	1,000,340	290,568,192

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	No stated maturity	Total

Liabilities
Current and long-term liabilities	196,928,679	26,974,928	19,108,559	125,697,110	480,866	369,190,142
Deposits (2)	65,369,057	8,109,807	7,742,465	41,531,007	–	122,752,336
Federal funds purchased and securities sold under agreements to repurchase	63,507,850	5,901,039	2,121,835	26,747,410	–	98,278,134
Funds from issuance of securities	222,929	754,923	281,551	4,209,319	–	5,468,722
Interbank and interdepartmental accounts	2,457,847	–	–	–	–	2,457,847
Borrowings and onlendings	1,652,578	8,632,941	4,957,369	9,493,442	–	24,736,330
Derivative financial instruments	289,809	523,971	432,733	351,210	–	1,597,723
Technical provision for insurance, private pension plans and certificated savings plans (2)
	42,701,871	1,402,808	665,207	17,297,853	–	62,067,739
Other liabilities:
– Subordinated debts	31,532	617,124	–	15,579,212	480,866	16,708,734
– Other	20,695,206	1,032,315	2,907,399	10,487,657	–	35,122,577
Deferred income	207,444	–	–	–	–	207,444
Minority interest in subsidiaries	–	–	–	–	162,182	162,182
Shareholders’ equity	–	–	–	–	33,710,918	33,710,918
Total on June 30, 2008	197,136,123	26,974,928	19,108,559	125,697,110	34,353,966	403,270,686
Total on March 31, 2008	166,738,678	22,808,160	21,224,615	111,149,742	33,596,147	355,517,342
Total on June 30, 2007	144,762,869	17,844,475	14,050,571	85,751,348	28,158,929	290,568,192

Accumulated net assets on June 30, 2008	32,002,253	55,871,417	68,674,371	33,151,465	–	–
Accumulated net assets on March 31, 2008	35,544,048	57,835,351	65,568,877	32,435,474	–	–
Accumulated net assets on June 30, 2007	16,760,473	36,681,821	50,193,928	27,158,589	–	–

(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising “VGBL” and “PGBL” products are classified as up to 30 days, without considering average historical turnover.

Capital Risk

The Organization’s capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In the chart below, we show the Capital Adequacy Ratio as of June 30, 2008, March 31, 2008 and June 30, 2007:

Calculation Basis – Capital Adequacy Ratio (Basel)	R$ thousand

	2008				2007

	June 30		March 31		June 30

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Shareholders’ equity	33,710,918	33,710,918	32,909,117	32,909,117	27,514,524	27,514,524
Decrease in tax credits – Bacen Res. 3,059	(101,538)	(101,538)	(101,538)	(101,538)	(78,917)	(78,917)
Decrease in deferred assets – Bacen Res. 3,444	(313,345)	(413,670)	(267,463)	(354,274)	(81,501)	(107,143)
Decrease in gains/losses of adjustments to market
value in DPV and derivatives – Bacen Res. 3,444	712,849	712,849	233,091	233,091	(251,757)	(251,757)
Minority interest/other	86,274	162,182	178,523	158,678	122,315	61,574
Reference shareholders’ equity – Tier I	34,095,158	34,070,741	32,951,730	32,845,074	27,224,664	27,138,281
Gains/losses sum of adjustments to market value
in DPV and derivatives – Bacen Resolution 3,444	(712,849)	(712,849)	(233,091)	(233,091)	251,757	251,757
Subordinated debt	10,638,313	10,638,313	11,357,059	11,269,424	10,350,651	10,351,634
Reference shareholders’ equity – Tier II	9,925,464	9,925,464	11,123,968	11,036,333	10,602,408	10,603,391
Total reference shareholders’ equity
(Tier I + Tier II)	44,020,622	43,996,205	44,075,698	43,881,407	37,827,072	37,741,672
Deduction of instruments for funding –
Bacen Resolution 3,444	(46,055)	(480,749)	(42,307)	(473,107)	–	–
Reference shareholders’ equity	43,974,567	43,515,456	44,033,391	43,408,300	37,827,072	37,741,672
Risk-weighted assets	306,398,470	336,866,516	283,207,093	311,837,641	208,231,161	234,318,460
Capital adequacy ratio	14.35%	12.92%	15.55%	13.92%	18.17%	16.11%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

	2nd Quarter/2008		1st Quarter/2008		From June 2007 to June 2008

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Movement in the reference shareholders’ equity:
Starting period	44,033,391	43,408,300	42,111,408	41,448,303	37,827,072	37,741,672
• Net income for the period	2,002,431	2,002,431	2,102,485	2,102,485	8,108,018	8,108,018
• Interest on shareholders’ capital/dividends	(718,592)	(718,592)	(740,200)	(740,200)	(2,884,609)	(2,884,609)
• Adjustment to market value – TVM and derivatives	(479,757)	(479,757)	(17,232)	(17,232)	(964,606)	(964,606)
• Capital increase by subscription, share merger and goodwill	–	–	1,206,874	1,206,874	1,996,433	1,996,433
• Subordinated debt	(631,111)	(631,111)	(480,736)	(480,736)	287,661	287,661
• Instruments for funding	(3,748)	(7,642)	(1,298)	(12,335)	(46,055)	(480,749)
• Deferred assets	(45,882)	(59,396)	(53,312)	(81,663)	(231,844)	(306,527)
• Other	(182,165)	1,223	(94,598)	(17,196)	(117,503)	18,163
End of period	43,974,567	43,515,456	44,033,391	43,408,300	43,974,567	43,515,456
Movement in risk-weighted assets:
Starting period	283,207,093	311,837,641	269,135,673	296,736,180	208,231,161	234,318,460
• Securities	246,150	2,554,247	(906,541)	348,374	(143,389)	5,948,037
• Loan operations	3,065,408	3,068,855	2,589,184	2,611,124	22,329,544	22,368,223
• Interbank accounts	144,260	144,260	653,834	653,834	488,096	488,096
• Tax credit	2,207,781	1,846,092	1,497,624	1,541,073	5,324,178	6,001,209
• Risk (swap, market, interest and exchange)	8,728,744	8,704,567	4,629,476	4,637,551	37,525,820	37,504,595
• Memorandum accounts	3,486,136	3,466,599	151,221	131,686	10,671,846	10,373,925
• Other assets	5,312,898	5,244,255	5,456,622	5,177,819	21,971,214	19,863,971
• End of period	306,398,470	336,866,516	283,207,093	311,837,641	306,398,470	336,866,516

	%

	2nd Quarter/2008		1st Quarter/2008		From June 2007 to June 2008

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Starting period	15.55	13.92	15.65	13.97	18.17	16.11
Movement in the reference shareholders’ equity:	(0.02)	0.03	0.71	0.66	2.95	2.46
• Net income for the period	0.70	0.64	0.78	0.71	3.89	3.46
• Interest on shareholders’ capital/dividends	(0.25)	(0.23)	(0.28)	(0.25)	(1.39)	(1.23)
• Adjustment to market value – TVM and derivatives	(0.17)	(0.15)	(0.01)	(0.01)	(0.46)	(0.41)
• Capital increase by subscription, share merger and goodwill	–	–	0.45	0.40	0.95	0.85
• Subordinated debt	(0.23)	(0.20)	(0.18)	(0.16)	0.13	0.12
• Instruments for funding	–	(0.01)	–	–	(0.02)	(0.21)
• Other	(0.07)	(0.02)	(0.05)	(0.03)	(0.15)	(0.12)
Movement in risk-weighted assets:	(1.18)	(1.03)	(0.81)	(0.71)	(6.77)	(5.65)
• Securities	(0.01)	(0.11)	0.05	(0.01)	0.01	(0.46)
• Loan operations	(0.16)	(0.13)	(0.15)	(0.12)	(2.02)	(1.53)
• Interbank accounts	(0.01)	(0.01)	(0.04)	(0.04)	(0.05)	(0.03)
• Tax credit	(0.11)	(0.08)	(0.08)	(0.07)	(0.33)	(0.29)
• Risk (swap, market, interest and exchange rates)	(0.42)	(0.34)	(0.26)	(0.21)	(2.01)	(1.62)
• Memorandum accounts	(0.18)	(0.14)	(0.01)	(0.01)	(0.70)	(0.55)
• Other assets	(0.29)	(0.22)	(0.32)	(0.25)	(1.67)	(1.17)
• End of period	14.35	12.92	15.55	13.92	14.35	12.92

(1) Includes financial companies only; and
(2) Includes financial and non-financial companies.

Article 9 of Circular Letter 3,367 of Bacen encompasses the option based on the exclusion prerogative, for purposes of ascertaining the Capital Adequacy Ratio, of the short position in foreign currency, also computing tax effects, carried out with the purpose of providing hedge for interest in investments abroad. Had we chosen this prerogative, Capital Adequacy Ratio on June 30, 2008 would have been 17.33% in the Financial Consolidated and 15.31% in the Economic-Financial Consolidated.

b) Market value

The book value, net of provisions for depreciations, of the main financial instruments is as follows:

Portfolios	R$ thousand

	Book value	Market value	Unrealized income (loss) without tax effects

			In the result			In shareholders’ equity

	2008				2007	2008		2007

	June 30			March 31	June 30	June 30	March 31	June 30

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	118,956,263	121,027,588	3,533,843	3,539,755	4,475,511	2,071,325	1,428,075	1,539,794
– Adjustment of available-for-sale securities
(Note 8 c II)	–	–	1,462,518	2,111,680	2,935,717	–	–	–
– Adjustment of held-to-maturity securities
(Note 8d item 7)	–	–	2,071,325	1,428,075	1,539,794	2,071,325	1,428,075	1,539,794
Loan and leasing operations (1)
(Notes 3e and 10)	148,408,127	148,564,947	156,820	8,015	463,824	156,820	8,015	463,824
Investments (2) (3) (Notes 3h and 13)	784,213	1,369,522	585,309	735,165	2,303	585,309	735,165	2,303
Treasury shares (Note 23e)	3,108	2,691	–	–	–	(417)	(9)	(19,385)
Time deposits (Notes 3k and 16a)	61,343,105	61,334,010	9,095	8,939	790	9,095	8,939	790
Funds from issuance of securities (Note 16c)	5,468,722	5,453,359	15,363	18,066	8,422	15,363	18,066	8,422
Borrowings and onlendings
(Notes 17a and 17b)	24,736,330	24,683,180	53,150	91,633	11,909	53,150	91,633	11,909
Subordinated debts (Note 19)	16,708,734	16,881,360	(172,626)	(261,534)	(471,100)	(172,626)	(261,534)	(471,100)
Unrealized income without tax effects	–	–	4,180,954	4,140,039	4,491,659	2,718,019	2,028,350	1,536,557

(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with loan granting features;
(2) Refers to shares of publicly-held companies not considering the increment in investments in affiliated companies; and
(3) It includes the increase of the interest in Bovespa Holding in the amount of R$326,561 thousand (March 31, 2008 – R$430,790 thousand) and BM&F in the amount of R$256,230 thousand (March 31, 2008 – R$301,328 thousand).

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price practiced on the balance sheet date. In case no quotation of market prices is available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

• Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Beneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social – Bases (related to former employees of Baneb). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by the assets of the plans.

Banco Bradesco BBI S.A. (currently name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Caixa de Previdência Privada do Banco do Estado do Ceará – Cabec.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and private securities, listed company’s shares and real estate properties).

Bradesco, in its facilities abroad, provide their employees and directors with a private pension plan with variable contribution, which enables to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made during 1H08 amounted to R$125,486 thousand (1H07 – R$153,121 thousand) and R$47,544 thousand during 2Q08 (1Q08 – R$77,942 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$706,675 thousand in 1H08 (1H07 – R$667,926 thousand) and R$344,828 thousand in 2Q08 (1Q08 – R$361,847 thousand).

34) Income tax and social contribution

a) Statement of calculation of income tax and social contribution charges

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Income before income tax and social contribution	3,142,400	2,900,772	6,043,172	5,838,156
Total charge of income tax and social contribution at rates of
25% and 15%, respectively (1)	(1,256,960)	(986,262)	(2,243,222)	(1,984,973)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	13,462	10,937	24,399	5,472
Exchange loss	(299,624)	(26,357)	(325,981)	(295,548)
Non-deductible expenses, net of non-taxable income	12,966	(20,673)	(7,707)	(78,956)
Tax credit recorded in prior periods	–	–	–	51,698
Interest on shareholders’ capital (paid and payable)	195,660	158,596	354,256	267,810
Effect of the difference of the social contribution rate (2)	201,332	–	201,332	–
Other amounts	(3,090)	69,063	65,973	207,480
Income tax and social contribution for the period	(1,136,254)	(794,696)	(1,930,950)	(1,827,017)

(1) As of May 1, 2008, the social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Provisional Measure 413 as of January 3, 2008 (converted into Law 11,727 as of June 23, 2008), remaining at 9% for other companies (Note 3f); and
(2) It refers to the equation of the effective rate of social contribution in relation to the rate (40%) shown.

b) Breakdown of income tax and social contribution result

	R$ thousand

	2008			2007

	2nd Quarter	1st Quarter	1st Half	1st Half

Current taxes:
Income tax and social contribution payable	(1,820,033)	(1,379,068)	(3,199,101)	(2,532,801)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	664,613	593,141	1,257,754	614,117

Use of opening balances of:
Negative basis of social contribution	(11,130)	(12,389)	(23,519)	(12,437)
Tax loss	(33,077)	(35,472)	(68,549)	(64,443)

Prior period’s tax credits were recorded on:
Negative basis of social contribution	–	–	–	9,744
Tax loss	–	–	–	29,959
Temporary additions	–	–	–	11,995

Constitution/utilization in the period on:
Negative basis of social contribution	4,821	525	5,346	31,056
Tax loss	58,552	38,567	97,119	85,793

Total deferred taxes	683,779	584,372	1,268,151	705,784

Income tax and social contribution for the period	(1,136,254)	(794,696)	(1,930,950)	(1,827,017)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on 12.31.2007	Amount recorded	Amount realized	Balance on 6.30.2008	Balance on 3.31.2008	Balance on 6.30.2007

Provision for loan losses	3,292,689	1,243,276	604,898	3,931,067	3,825,888	3,189,990
Provision for civil contingencies	475,871	105,682	67,079	514,474	509,124	278,774
Provision for tax contingencies	1,378,706	250,962	37,286	1,592,382	1,449,350	1,243,674
Labor provisions	503,903	88,921	67,870	524,954	527,451	407,269
Provision for depreciation on securities and investments	135,433	9,185	7,777	136,841	131,624	132,616
Provision for depreciation on foreclosed assets	70,722	19,971	9,796	80,897	75,825	73,273
Adjustment to market value of trading securities	223,260	26,161	223,141	26,280	2,339	128,409
Amortized goodwill	944,963	20,221	115,963	849,221	906,130	804,696
Provision for interest on shareholders’ capital (1)	–	285,944	–	285,944	119,633	193,142
Others (2)	474,075	462,161	120,920	815,316	545,399	205,087
Total tax credits over temporary differences	7,499,622	2,512,484	1,254,730	8,757,376	8,092,763	6,656,930
Tax losses and negative basis of social contribution	761,372	102,465	92,068	771,769	752,603	665,696
Subtotal	8,260,994	2,614,949	1,346,798	9,529,145	8,845,366	7,322,626
Social contribution – Provisional Measure 2,158-35 as of 8.24.2001 (3)	506,606	–	118,787	387,819	456,233	571,313
Total tax credits (Note 11b)	8,767,600	2,614,949	1,465,585	9,916,964	9,301,599	7,893,939
Deferred tax liabilities (Note 34f)	1,606,242	846,308	475,836	1,976,714	1,806,502	1,590,367
Tax credits net of deferred tax liabilities	7,161,358	1,768,641	989,749	7,940,250	7,495,097	6,303,572
– Percentage of net tax credits over total reference
shareholders’ equity (Note 32a)	17.3%			18.2%	17.3%	16.7%
– Percentage of net tax credits over total assets	2.1%			2.0%	2.1%	2.2%

(1) Tax credit on interest on shareholders’ capital is recorded up to the fiscal limit allowed;
(2) It includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Provisional Measure 413 as of January 3, 2008 (converted into Law 11,727 as of June 23, 2008), equivalent to the amount of R$207,348 thousand (Note 3f); and
(3) Up to the end of the year, the amount of R$62,867 thousand is expected to be realized, which shall be recorded after its effective utilization (item d).

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand

	Temporary differences		Tax loss and negative basis		Total

	Income tax	Social contribution	Income tax	Social contribution

2008	1,413,277	529,718	57,423	10,730	2,011,148
2009	2,124,820	829,369	181,730	44,096	3,180,015
2010	2,346,726	853,412	165,046	56,736	3,421,920
2011	381,149	176,309	141,889	48,456	747,803
2012	73,548	26,308	38,263	27,396	165,515
2013 (1st Half)	1,984	756	3	1	2,744
Total	6,341,504	2,415,872	584,354	187,415	9,529,145

	R$ thousand

	Social contribution tax credit – Provisional Measure 2,158-35

	2008	2009	2010	2011	2012	2013 to 2015	Total

Total	62,867	67,326	30,713	69,897	55,478	101,538	387,819

Projected realization of tax credit is estimated and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$9,113,696 thousand (March 31, 2008 – R$8,609,839 thousand and June 30, 2007 – R$7,488,524 thousand), of which R$8,088,403 thousand (March 31, 2008 – R$7,536,491 thousand and June 30, 2007 – R$6,360,269 thousand) comprises temporary differences, R$690,606 thousand (March 31, 2008 – R$680,107 thousand and June 30, 2007 – R$612,460 thousand) comprises tax losses and negative basis of social contribution and R$334,687 thousand (March 31, 2008 – R$393,241 thousand and June 30, 2007 – R$515,795 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

The amount of R$67,359 thousand (March 31, 2008 – R$65,755 thousand and June 30, 2007 – R$365,038 thousand) was not recorded as tax credit, and will be recorded when they present effective prospects of realization according to studies and analyses prepared by the management and in accordance with Bacen rules, as well as tax credits related to the increase of the social contribution rate for companies of the financial and insurance sectors, determined by Provisional Measure 413, as of January 3, 2008 (converted into Law 11,727 as of June 23, 2008), which correspond to the amount of R$1,272,202 thousand (Note 3f).

f) Deferred tax liabilities

	R$ thousand

	2008		2007

	June 30	March 31	June 30

Adjustment to market value of derivative financial instruments	510,730	719,365	990,015
Depreciation supervenience	938,152	693,544	324,420
Operations in future liquidity market	54,031	55,994	33,428
Others	473,801	337,599	242,504
Total	1,976,714	1,806,502	1,590,367

The deferred tax liabilities of companies of the financial and insurance sectors were constituted considering the increase of the social contribution rate, determined by Provisional Measure 413, as of January 3, 2008 (converted into Law 11,727 as of June 23, 2008) (Note 3f).

35) Other Information

a) Bradesco Organization manages investment funds and portfolios, whose net equity on June 30, 2008 amounts to R$184,385,329 thousand (March 31, 2008 – R$183,821,652 thousand and June 30, 2007 – R$161,281,733 thousand).

b) Law 11,638/07, enacted on December 28, 2007, amends the Brazilian Corporation Law in relation to certain accounting practices adopted in Brazil as from the fiscal year ending December 31, 2008.

Pursuant to the new law, accounting standards for publicly-held companies must be issued by the Brazilian Securities and Exchange Commission – CVM in compliance with international standards. In a notice to the market, the CVM informed that, based on its preliminary understanding, the accounting standards adopted by the International Accounting Standards Board (IASB) are now considered the international accounting standards benchmark.

Amendments introduced by the new law are already adopted by the Bank and its subsidiaries (i) on a voluntary basis, such as the presentation of the Statement of Cash Flows and the Statement of Value Added, or (ii) pursuant to Bacen and Susep regarding the classification criteria used and the mark-to-market accounting of financial instruments (Notes 3 (c)(d) and 8).

During this transition phase, Bacen, through Notice 16,669 of March 20, 2008, has waived the application of the provisions of Law 11,638/07 for preparation purposes of the interim financial statements in 2008. Similarly, Susep, through Circular Letter Susep/Decon/GAB 005/2008, clarified that the adjustments required by Law 11,638/07 should only be made in the annual financial statements for 2008. Further, CVM informed, through Instruction 469/08 of May 2, 2008, that not all the provisions of Law 11,638/07 need be applied in preparing the quarterly accounting information for 2008 and regulated the disclosure of the accounting effects arising from these amendments.

Accordingly, the accounting information presented in the financial statements for the quarter ended June 30, 2008 is presented in accordance with the rules issued by the CVM applicable to the preparation of the Quarterly Information and prepared pursuant to Bacen rules.

The amendments arising from the enactment of Law 11,638/07 will be regulated by Bacen, Susep and CVM throughout 2008, considering each regulatory agency’s specific jurisdiction. The Bank in conjunction with important sector representatives carried out studies and the evaluation of the impact of the new law for the purpose of measuring the effects that these changes will have on accounting practices. The following are some of the most important changes introduced by this legislation:

• Inclusion of the subgroup “Intangible Assets” in permanent assets for recording the rights related to the intangible assets used for maintaining the business or which are exercised for such purpose, including acquired goodwill. Fixed assets will now include assets arising from transactions in which benefits, control and risk are transferred, regardless of the transfer of ownership. Deferred assets are restricted to pre-operational expenses and increasing restructuring costs. Management evaluated the possible effects of this change and considering that the goodwill of the companies acquired and merged was fully amortized up to December 31, 2007 and that there are no significant items which could be characterized as fixed assets, other than those already presented in the financial statements, as well as the nature and financial volume of the deferred assets, decided that no significant effects will need to be disclosed as a result of the new rule;

• Change in the parameter for assessing investments in affiliated companies by the equity method of accounting. The method shall be applied to all affiliated companies in which the investor has significant influence. In this case significant influence is understood as a holding of 20% or more in the voting capital of the investee (previously, 20% of total capital). Based on their present characteristics, the interest held by Banco Bradesco and its subsidiaries on June 30, 2008 will not present any significant adjustments as a result of the new rule;

• Creation in shareholders’ equity of a subgroup “Equity Evaluation Adjustment”, the main purpose of which will be to record the counterparty of exchange variations on corporate investments abroad, when the functional currency of the investee company is different from that of the parent company, as well as the counterparty of increases or decreases in the amount attributed to asset and liability items arising from their evaluation at market prices. Since the investments held by Banco Bradesco and its subsidiaries mainly use the same functional currency as Bradesco, this amendment should not give rise to any adjustments;

• Introduction of the concept of Adjustment to Present Value for long-term asset and liability transactions and for significant short-term transactions. As established by notes to CVM Instruction 469, this amendment was not introduced to eliminate the presence of an expected future income or expense underlying the monetary assets and liabilities but as a result of the need to obtain representative amounts of the time of the transaction. The transactions of Banco Bradesco and its subsidiaries are already presented at the amounts representative of the time they were carried out, since the prefixed asset and liability transactions are adjusted to present value as a result of the existence of the unearned income and unexpired expense accounts which adjust these transactions to the amounts which would be obtained upon realization as if they were cash transactions, as well as the receivables and payables subject to post-fixed variations, which are realized at their cash values and subsequently adjusted based on the corresponding rates applicable to the operations. Accordingly, the Adjustment to Present Value of the long-term asset and liability transactions and significant short-term transactions will not give rise to any material adjustments in Banco Bradesco and its subsidiaries;

• Mandatory periodic analysis of the amounts recorded in fixed assets, intangible assets and deferred assets to evaluate the extent to which the amounts recorded are recoverable. Management has analyzed these accounts and considers that the amounts recorded on June 30, 2008 do not pose any uncertainties or risk of impairment (Note 14);

• Amendment to the treatment of tax incentives which will transit through income and may be subsequently allocated to the fiscal incentive reserve in revenue reserves and excluded from mandatory minimum dividends. Banco Bradesco S.A. and its subsidiaries do not adopt a specific incentive-based tax regime and like all other companies are permitted to use a portion of their income tax liabilities to acquire the shares of companies located in areas which benefit from government incentives. The balance of the fiscal incentive reserve in shareholders’ equity is R$2,103 thousand on June 30, 2008 and was formed prior to the enactment of Law 11,638/07; and

• In the case of mergers, combinations or spin-offs carried out between non-related parties and linked to an effective transfer of control, all the assets and liabilities of the merged, combined or spun-off company must be identified, valued and recorded at market value. No transactions of this nature were carried out during the half year ended June 30, 2008.

As previously reported, Management considers that the above changes will not have a material effect on the Bank’s financial statements as of December 31, 2008, however, they are awaiting further regulation currently being prepared by the governmental agencies before they are able to reliably determine the effects of the full adoption of the new law.

Cidade de Deus, Osasco, SP, August 1, 2008.

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão – Coordinator
	Airton Celso Exel Andreolli	Antônio Bornia
Vice-Chairman	Alexandre da Silva Glüher	Mário da Silveira Teixeira Júnior
Antônio Bornia	Alfredo Antônio Lima de Menezes	Márcio Artur Laurelli Cypriano
André Rodrigues Cano
Members	Antônio Carlos Del Cielo	Audit Committee
Mário da Silveira Teixeira Júnior	Antônio Celso Marzagão Barbuto	Mário da Silveira Teixeira Júnior – Coordinator
Márcio Artur Laurelli Cypriano	Candido Leonelli	Hélio Machado dos Reis
João Aguiar Alvarez	Cassiano Ricardo Scarpelli	Paulo Roberto Simões da Cunha
Denise Aguiar Alvarez Valente	Clayton Camacho	Yves Louis Jacques Lejeune
Ricardo Espírito Santo Silva Salgado	Douglas Tevis Francisco
	Fábio Mentone	Compliance and Internal Controls
Board of Executive Officers	Fernando Barbaresco	Committee
	Jair Delgado Scalco	Mário da Silveira Teixeira Júnior – Coordinator
Executive Officers	Jean Philippe Leroy	Milton Almicar Silva Vargas
	José Luiz Rodrigues Bueno	Carlos Alberto Rodrigues Guilherme
Chief Executive Officer	José Maria Soares Nunes	Domingos Figueiredo de Abreu
Márcio Artur Laurelli Cypriano	Josué Augusto Pancini	Clayton Camacho
	Laércio Carlos de Araújo Filho	Nilton Pelegrino Nogueira
Executive Vice-Presidents	Luiz Alves dos Santos	Roberto Sobral Hollander
Laércio Albino Cezar	Luiz Carlos Angelotti
Arnaldo Alves Vieira	Luiz Carlos Brandão Cavalcanti Júnior
Luiz Carlos Trabuco Cappi	Luiz Fernando Peres	Executive Disclosure Committee
Sérgio Socha	Marcelo de Araújo Noronha	(Non-Statutory Committee)
Julio de Siqueira Carvalho de Araujo	Marcos Bader	Milton Almicar Silva Vargas – Coordinator
Milton Almicar Silva Vargas	Mario Helio de Souza Ramos	Julio de Siqueira Carvalho de Araujo
José Luiz Acar Pedro	Marlene Moran Millan	José Luiz Acar Pedro
Norberto Pinto Barbedo	Mauro Roberto Vasconcellos Gouvêa	Carlos Alberto Rodrigues Guilherme
	Moacir Nachbar Junior	José Guilherme Lembi de Faria
Managing Directors	Nilton Pelegrino Nogueira	Domingos Figueiredo de Abreu
Armando Trivelato Filho	*Nobuo Yamazaki	Denise Pauli Pavarina de Moura
Carlos Alberto Rodrigues Guilherme	Octavio Manoel Rodrigues de Barros	Jean Philippe Leroy
José Alcides Munhoz	Ricardo Dias	Luiz Carlos Angelotti
José Guilherme Lembi de Faria	Robert John van Dijk	Antonio José da Barbara
Luiz Pasteur Vasconcellos Machado	Roberto Sobral Hollander
Milton Matsumoto	Walkíria Schirrmeister Marquetti	Ethical Conduct Committee
Odair Afonso Rebelato		Domingos Figueiredo de Abreu – Coordinator
Aurélio Conrado Boni	Directors	Arnaldo Alves Vieira
Domingos Figueiredo de Abreu	Altair Antônio de Souza	Milton Almicar Silva Vargas
Paulo Eduardo D’Avila Isola	Aurélio Guido Pagani	José Luiz Acar Pedro
Ademir Cossiello	Cláudio Fernando Manzato	Carlos Alberto Rodrigues Guilherme
Sérgio Alexandre Figueiredo Clemente	Fernando Antônio Tenório	Milton Matsumoto
	Márcia Lopes Gonçalves Gil	Nilton Pelegrino Nogueira
	Marcos Daré	Roberto Sobral Hollander
Paulo de Tarso Monzani
	Tácito Naves Sanglard	Integrated Risk Management and
Capital Allocation Committee
Márcio Artur Laurelli Cypriano – Coordinator
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo
General Accounting Department		Domingos Figueiredo de Abreu
Roberto Sobral Hollander
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5		Fiscal Council

Sitting Members
Ricardo Abecassis Espírito Santo Silva –
Coordinator
Domingos Aparecido Maia
José Roberto Aparecido Nunciaroni

Deputy Members
João Batistela Biazon
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

Ombudsman Department
Cleuza de Lourdes Lopes Curpievsky – Ombudswoman
* Process pending approval by the Brazilian Central Bank.

To the Board of Directors
Banco Bradesco S.A.

1. We have audited the financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of June 30, 2008 and 2007 and the related consolidated statements of income, of changes in stockholders' equity, of changes in financial position, of cash flows and of added value for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with auditing standards applicable in Brazil, which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by the Bank’s management, as well as evaluating the overall financial statement presentation.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at June 30, 2008 and 2007 and the consolidated results of their operations, the changes in stockholders' equity, the consolidated changes in their financial position, the consolidated cash flows and the consolidated statement of added value for the six-month periods then ended, in accordance with accounting practices adopted in Brazil, prior to the enactment of Law 11.638/07.

4. As described in Note 35 (b), Law 11.638, was enacted on December 28, 2007 and became effective on January 1, 2008. This law amended, revoked and introduced new provisions to Law 6.404/76 (the Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Even though this law has already come into force, some of the changes introduced require standardization by the National Monetary Council – CMN, the Brazilian Central Bank – BACEN, the National Council of Private Insurance – CNSP and the Superintendency of Private Insurance – SUSEP, prior to their full application by the institutions subject to regulation. Accordingly, during this transition phase, BACEN, through Communication 16.669 of March 20, 2008 and SUSEP, through Circular-letter SUSEP/DECON/GAB 005/2008 of June 9, 2008, have waived the application of the provisions of Law 11.638/07 for preparation purposes of the interim financial statements in 2008. As a result, the financial statements refer red to in paragraph 1 were prepared in accordance with specific instructions from BACEN and SUSEP and do not consider the changes to the accounting practices introduced by Law 11.638/07.

5. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of June 30 and March 31, 2008, not included in this set of financial statements, on which we issued reports without exceptions dated August 1, 2008 and April 25, 2008, respectively, we carried out a review of the balance sheet of Banco Bradesco S.A. and its subsidiaries as of March 31, 2008 and of the consolidated statements of income, of changes in financial position, of cash flows and of added value, for the quarters ended June 30 and March 31, 2008 and of the statement of changes in stockholders’ equity of Banco Bradesco S.A. for the quarters ended June 30 and March 31, 2008, which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This information is presented for comparison purposes with the financial statements described in paragraph one and is not an integral part of the statutory financial statements, since i ts presentation is not required in accordance with accounting practices adopted in Brazil prior to the enactment of Law 11.638/07.

6. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized.

São Paulo, August 1, 2008

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador

CRC 1SP172940/O-6

Corporate Governance and the Respective Responsibilities

Bradesco’s Board of Directors opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including the ones in Grupo Bradesco de Seguros e Previdência (Insurance Group), pursuant to CNSP Resolution 118/2004, of the Brazilian Council of Private Insurance, which set forth the operating conditions of the Audit Committee for the Insurance, Certificated Savings Plans Companies and Supplementary Private Pension entities.

The Management is responsible for the definition and implementation of managerial information systems which produce the financial statements of companies composing Bradesco Organization, in compliance with the corporate legislation, the accounting practices adopted in Brazil and the rules of the Brazilian Securities and Exchange Commission (CVM), the Brazilian Monetary Council, the Brazilian Central Bank, the Brazilian Council of Private Insurance (CNSP), the Superintendence of Private Insurance (Susep) and the Brazilian Agency of Supplementary Health (ANS).

The Management is also responsible for internal controls processes, policies and procedures that ensure the safeguard of assets, the appropriate recognition of liabilities and the elimination or reduction to acceptable levels of Bradesco Organization’s risk factors.

The Independent Audit is responsible for examining the financial statements and issuing an opinion about their compliance with the accounting principles. Additionally, as a result of its work for purposes of the issuance of the opinion mentioned, it produces a recommendation report about accounting procedures and internal controls, without adverse effects to other reports which it must also prepare, such as the quarterly limited reviews.

The Internal Audit (General Inspectorate Department – IGL) has as attributions to check the quality of Bradesco Organization’s control systems and the regularity of the policies and procedures defined by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to evaluate the quality and effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s control systems and analyze the financial statements, putting into effect, when applicable, the pertinent recommendations.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to the Companies registered in the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange are also included.

The Audit Committee has its Regulation available on the website www.bradesco.com.br, Corporate Governance page.

Activities performed in the 1st Half of 2008

The Audit Committee took part in 71 meetings with business, control and risk management areas, and with internal and independent auditors, checking the information about the issues considered relevant or critical, by means of different sources.

The Audit Committee’s Work Program for 2008 has as focus the main processes and products in Bradesco Organization’s businesses. Among the most relevant aspects, we point out:

• preparation process of financial reports to shareholders and external users of the accounting-financial information and of the potential effects produced by the amendments to the accounting rules, pursuant to Law 11,638/2007 and corresponding regulation;

• market, credit and operational risk management and control system and the preparation for the utilization of internal models in line with the conditions set forth by the New Capital Accord (Basel II) and the regulation of the Brazilian Central Bank on the issue;

• structure and operation of the areas responsible for the follow-up of the compliance with the legislation, the regulation and Bradesco Organization’s internal rules for consumer defense; and

• improvement in the internal controls systems resulting from projects in the Technology and Risk Management areas.

In the continuing education plan for members of the Audit Committee, 90 hours were spent, involving themes of risk management, best practices for audit committees and accounting convergence.

Internal Controls Systems

Based on the work program and schedule defined for 2008, the Audit Committee, in the first half, informed and evaluated the quality of the main processes within the Organization and the commitment of managers to their continuous improvement.

At the meetings with the areas of Bradesco Organization, the Audit Committee had the opportunity to offer to those managers suggestions to improve processes, as well as follow the corrections of gaps identified during the audit work.

Based on the information and remarks collected, the Audit Committee deems that the internal controls system of Bradesco Organization is adequate to the size and complexity of its businesses and was structured so as to ensure the efficiency of its operations, the systems generating financial reports, as well as the compliance with the internal and external rules, to which the transactions are subject.

Independent Audit

The planning of the independent audit work for 2008 was discussed with PricewaterhouseCoopers Auditores Independentes (Price) and, during the half year, the audit teams responsible for the services presented the results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of the accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which required the follow-up of the improvements implementations in the respective areas.

Based on the planning presented by the auditors and on the subsequent discussions about the results, the Committee considered that the work developed by the teams was adequate to the Organization’s businesses.

Internal Audit

The Committee requested to the Internal Audit to consider in its planning for 2008, several works aligned with issues included in the Committee’s schedule.

During the 1st Half of 2008, the teams in charge of the execution of the work planned, reported and discussed with the Audit Committee the main conclusions concerning process and inherent risks.

The General Inspectorate made the self-evaluation of its activities, whose results were discussed with the Audit Committee. According to the discussions, the Committee evaluated the Internal Audit’s effectiveness in Bradesco Conglomerate, in the following aspects:

– planning/strategy;

– organization/structure;

– reports; and

– continuing education/updating.

Based on the discussions about the planning of the Internal Audit’s work, focusing on risks and processes, on the presentations of its results and on the self-evaluation of its activities, the Audit Committee deems that the Internal Audit has adequately met the demands so that the Committee’s members may have an opinion about the issues discussed.

Consolidated Financial Statements

In the 1st Half of 2008, the Committee held meetings with the General Accounting, Budget and Control and General Inspectorate areas to assess the monthly, quarterly and semi-annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published jointly with the consolidated financial statements.

The accounting practices adopted by Bradesco were also considered in the preparation of the financial statements, as well as the observance to the fundamental accounting principles and the compliance with the applicable legislation.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and of the semi-annual balance sheet, the Committee privately held meetings with Price to assess the aspects of independence and the control environment when generating the figures to be disclosed.

Based on the aforementioned reviews and discussions, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the half year ended on June 30, 2008.

Cidade de Deus, Osasco, SP, August 1, 2008.

Mário da Silveira Teixeira Júnior

Hélio Machado dos Reis

Paulo Roberto Simões da Cunha

Yves Louis Jacques Lejeune

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the first half of 2008, and in view of the report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, August 1, 2008

Ricardo Abecassis Espírito Santo Silva
José Roberto A. Nunciaroni
Domingos Aparecido Maia

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management: company whose activity is to manage third-party funds. It may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Clearing (or clearing house): system by means of which stock exchanges ensure compliance with sales and purchase commitments undertaken on trading floors. It may be an internal or external structure connected to the stock exchange. The clearing house is responsible for recording all transactions performed, following positions maintained, financial offset of flows and settlement of contracts.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Commodities: they are basic products with great stake in the international market, such as coffee beans, cotton, sugar, soybeans, live cattle, crude oil, iron, gold, silver etc. The products are highly consumed and can be produced and traded by companies. In addition to agricultural, mineral and industrial products, financial products are also deemed as commodities, such as the most required currencies (Dollar and Euro), large companies’ shares, national government securities etc. There are two ways of trading them: in the futures and demand market and the Mercantile Exchanges.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (Bacen). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (Bacen). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Country risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio – PDD: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits).

Coverage ratio – Fee and Commission: relation between fee and commission income and administrative and personal expenses. The higher the ratio, the better for the Financial Institution.

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Funding: funds taken from third parties to make financial operations with the client. A company takes funds from third parties for its operations when it raises funds by means of issuance of debt securities or by other means of funding.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on Bovespa. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mitigate: word frequently used in the risk management environment, in the sense to minimize, soothe or even attenuate the risks which the company is exposed to.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SA 8000® – Social Accountability: a new rule developed by SAI (Social Accountability International, a non-profit organization which promotes workers’ human rights all over the world). The Company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Subprime loan: loan offered to those who do not qualify for prime rate loans, have low credit ratings or have a reasonable chance of defaulting on the debt repayment, among other reasons. It is assessed as a high-risk loan.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

VaR (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phone is made feasible through the use of wireless technology.

Write-off: term related to the loan operations written off from the assets of the company, due to client’s delinquency. According to Bacen, this write-off is made after six (6) months of credit rating in the risk level (rating) H. These loan operations in write-off are recorded in memorandum accounts.

Cross Reference Index

Abbreviations	Bradesco Empresas, 136
List of Main, 12	Bradesco Expresso, 139
Active Consortium Quotas, 122	Bradesco Saúde, 98
Action	Bradesco Seguros e Previdência, 92, 253
Social, 226
Social-environmental, 202, 256, 257	Bradesco Vida e Previdência, 103
Activity-Based Costing (ABC Cost), 197	BRAM
Asset under Management, 89
Activity-Based Management (ABM), 198
Branches, 141, 252
Accounts (see Clients)
Checking, 87	Capital Adequacy (see Basel), 19, 178, 179, 319
Savings, 88	Capital Allocation, 151, 179, 327
Acknowledgments, 258	Capital and Profit Reserves, 251, 313
Acknowledgments (see Awards), 97, 99, 102, 106,	Capital and Reserves, 251
111, 147, 199, 230, 257	Carbon
Affiliated Companies, 39, 131, 300	Neutralization of Emissions, 203
Allowance/Provision	Cards, 180
x Delinquency x Loss, 159	Cash
for Loan Losses, 29, 46, 69, 272, 295	Flow, 266
Alô Bradesco, 195	Generation, 18
Amazonas Sustentável, 89, 107, 111, 183, 203, 257	Cash Management
Solutions, 188
Analysis
Equity, 43	Certificated Savings Plans, 107
of the Adjusted Financial Margin and Average Rates, 62	Certificated Savings Plans Draws and Redemptions, 35
of the Statement of Income, 25	Certifications
Summarized Statement of Income, 15	GoodPriv@cy, 196, 197
Assets Bookkeeping, 190	in International Rules, 208
Assets under Management, 89	in Investment Products, 223
ISO, 195
Awards (see Acknowledgements), 97, 99, 102, 106,	OHSAS, 208
111, 147, 199, 230, 257	SA 8000®, 208
Balance Sheet, 42, 76, 259	Change
Banco Bradesco BBI, 115	in Number of Outstanding Shares, 17
Banco Finasa BMC, 112	in Shareholders’ Equity, 264
Bradesco Consórcios, 119	Channels – Bradesco Dia&Noite, 143
Bradesco Corretora de Títulos e Valores Mobiliários, 125
by Business Segment, 276	Clients (see Accounts)
by Currency, 78, 317	Checking Accounts, 87
by Maturity, 78, 318	Savings Accounts, 88
Highlights, 17	Collection, 189
Insurance Companies, 92	Commercial Strategy, 6
Leasing Companies, 117	Committee
Banco Finasa BMC, 112	Audit, 327, 329
Banco Postal, 138	Compensation, 327
Ethical Conduct, 327
Bank of the Planet, 202, 256	Executive Disclosure, 327
Basel (see Capital Adequacy), 19, 178, 179, 319	Executive Loan, 156
Basel II, 153	Integrated Risk Management and Capital Allocation, 327
BDR, 191	Internal Controls and Compliance, 174, 327
BM&F, 128	Comparison Purposes, 275
Compensation Agent, 194
BNDES, 80
Compliance, 174, 254
Board
of Directors, 327	Compulsory Deposits, 1, 27, 288
of Executive Officers, 327	Consortium, 119
Borrowings and Onlendings, 51, 65, 304	Consumer Financing, 81
Bovespa (see Ibovespa), 128	Contents, 11
Bradesco Auto/RE, 100	Contingencies, 275, 305
Bradesco BBI, 115	Controllership, 192
Bradesco Brand, 199	Corporate, 135
Bradesco Capitalização, 107	Corporate Governance, 150, 253, 329
Bradesco Celular, 148	Correspondent Banks (see Bradesco Expresso), 139
Bradesco Dental, 100	Corretora de Títulos e Valores Mobiliários, 125
Bradesco Dia&Noite, 143	Credit Derivatives, 288

Custody, 192	Foreign Trade
Customer Service Network, 141, 252	Portfolio, 186
Data Privacy and Protection Seal, 196	Forward-Looking Statements, 1
Debentures, 191	Fundação Bradesco, 226, 257
Deferred Charges, 273, 301	Funding, 86, 251
and Assets Managed, 20, 251
Delinquency, 84, 159	x Expenses, 64
Deposits, 47, 302	Funds
by Maturity, Breakdown of, 86, 302
Demand, 48, 87	Available, 43, 277
Savings, 48, 88, 302	from Issuance of Securities, 50, 303
Time, 49	Global Compact, 202, 211, 256
Derivative Financial Instruments	Glossary of Technical Terms, 333
Securities and, 44, 272, 278, 284	GoodPriv@cy
Derivatives, 5, 25, 44, 52, 272, 278, 284	Certificate, 196, 197
Digital Certificate, 189	Goodwill, 301
Digital Inclusion, 229	Government Authority, 189
Distance Learning, 229	Guarantees of Technical Provisions, 310
Dividends (see Interest on Shareholders’ Capital), 312	Highlights, 17
Dividend Yield, 21	Home Broker, 126, 128
Economic Scenario, 2	Human Resources, 207, 256
Employee	Ibovespa, 1, 22, 23
Benefits, 214, 321	IFRS, 241
Number of, 216	Import, 185, 186
Environment, 203	Income
Equator Principles, 202, 256	Breakdown, 60
Estimates, 6	Fee and Commission, 30, 70, 314
Events, 202, 250	from Interbank Investments, 277
Loan Operations, 25, 297
Expenses	on Retained Premiums, 31, 311
Administrative, 38, 71, 314	Operating (Other), 39, 315
for Allowance for Loan Losses, Net of
Recoveries of Written-off Credits, 297	Income Tax and Social Contribution, 1, 6, 41, 272, 322
for Borrowings and Onlendings, 28, 305	Calculation of Charges with, 322
Operating, 40, 315	Index
PDD, 29	Appreciation (Shares), 23
Personnel, 37, 71, 216, 314	Notes to the Financial Statements, 268
Personnel Expenses by Business Segment, 217	Pay Out, 22
Prepaid, 273, 299	Indicators, 1
Selling, 35, 95	Financial Market, 66
Tax, 38, 315	Loan Portfolio, 85
x Technical Provisions, 64	Other, 74
with Federal Funds Purchased and Securities Sold	Social, 237
under Agreements to Repurchase, 27
Information Security, 177, 255
Export, 184
Information Technology (IT), 148, 258
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase, 50, 273, 302	Insurance Companies, 92
Financial Instruments, 5, 25, 44, 52, 272, 278, 284, 316, 321	Integrated Management System – ERP, 198
Financial Margin, 29	Interbank Accounts, 288
Analysis of, 62	Interbank Investments, 43, 271, 277
Total Assets x, 65	Interdepartmental Accounts, 44, 51
Variation in Items Composing the, 61
Interest on Shareholders’ Capital, 312
Financial Statements, 249
Internal Communication, 210
Finasa Sports
Program, 235, 257	Internal Controls, 149, 174, 254
FIDC, 193	International Accounting Standards, 241
Fiscal Council, 327, 332	International Area, 184
Fone Fácil, 145	Internet, 146
Banking – Transactions, 147
Foreclosed Assets, 299	Banking – Users, 146
Foreign	Investment Funds, 89, 191
Branches and Subsidiaries, 184, 188
Public Issuances, 187	Investments, 245
Trade Portfolio, 186	Breakdown of, 300 in Infrastructure, IT and Telecommunications, 148
Foreign Exchange (see International Area)
Portfolio, 298	ISO, 195
Income from, 26, 298	ISO 14064, 202
Foreign Exchange Portfolio, 298	Labor Claims, 306

Lawsuits	Participants in Private Pension Plans, 105
Civil and Tax, 306	Participations in Trainings, 223, 226
Corporate, 195	Policyholders, 96, 99, 101, 106
Leasing, 117	Savings Accounts, 89
Companies, 117	Schools of Fundação Bradesco, 226
List of Main Abbreviations, 12	Shareholders, 20
Shares, 17, 20, 311
Loan	Students of Fundação Bradesco, 233, 234, 235
Real Estate, 80	Trading on BM&F and Bovespa, 128
Rural, 80
Transactions carried out in Banco Postal and
Loan Granting, 156, 157	Correspondent Banks, 140
Loan Portfolio (see Loan Operations), 25, 79, 157, 252	Transactions via ATM, 144
by Activity Sector, 160, 294	Transactions via Bradesco websites, 147, 148
by Business Segment, 83	Transactions via Internet, 147
by Maturity, 289	Transactions via Fone Fácil, 146
by Rating, 85
by Risk Levels, 291	Ombudsman, 195, 327
by Type, 83, 289	Operating Companies, 91
Concentration of, 160, 294	Operating Efficiency, 72
Consumer Financing, 81
Corporate, 82	Operations, 269
Individuals, 81	Borrowings and Onlendings, 304
Methodology Used for Evaluation of, 157	Capital Markets, 253
Movement of, 85	Insurance, Private Pension Plans and
Performance Indicators, 85	Certificated Savings Plans, 309
Quality, 158	Loan, 45, 79, 252, 288
Renegotiation, 297	Structured, 116
Management Bodies, 327	Organization Chart
Mandatory Bank, 192	Administrative Body, 132
Corporate, 130
Market(s)
Capital, 190, 253	Other Assets, 299
Export, 185	Other Information, 20, 325
Import, 186	Other Liabilities, 52
Risk Management, 161
Segmentation, 135	Other Loans, 46, 298
Value, 21	Parent Companies
Market Share, 19	Transactions with, 316
Brazilian Savings and Loan System (SBPE), 88	Pay Out, 22
Consortium, 120, 121	People Management, 210
Customer Service Network, 141
Export, 185	Permanent Assets, 47
Import, 186	Policies
Income from Certificated Savings Plans, 108	Critical Accounting, 4
Income from Private Pension Plans and VGBL, 103	Transparency and Disclosure of Information, 255
Insurance Premium, 93, 98, 100, 104	HR Management, 209
Private Pension Plans and VGBL Investment Portfolio, 105	Loan, 156
Technical Provisions (Certificated Savings Plans), 108	Significant Accounting, 271
Mergers and Acquisitions, 116	Policyholders,
Minority Interest, 53, 311	Number of, 96, 99, 101, 106
Money Laundering	Premises and Equipment and Leased Assets, 273, 301
Prevention and Fight against, 177, 254
Premiums
Net Income, 14	Earned by Insurance Line, 94
Notes to the Financial Statements	Income on, 311
Index, 268	Insurance, 93
Number of,	Retained, 30
ATMs, 141	Presentation of the Financial Statements, 269
Banco Postal Service Branches,139
Bradesco Expresso Units (Correspondent Banks), 140	Prime, 137
Branches, PABS, PAES and PAAs, 141, 252	Private, 137
Calls to Fone Fácil, 145	Private Pension Plans, 103
Certificated Savings Plans, 110
Certificated Savings Plans Clients, 109	Private Pension Plans Contributions, 31
Clients, 87	Profitability, 58
(Credit, Debit and Private Label) Cards, 180	Project Finance, 116
Consortia Quotaholders, 124, 125
Consortia Quotas, 122, 123	Qualified Depositary, 194
Courses Launched in TreiNet, 224	Qualified Services to the Capital Markets, 190
Documents Processed (Payments and Receipts), 190	Quality
Employees, 216	Management, 195
Fund and Portfolio Quotaholders, 90
Internet Banking Users, 146	Quality Management – Certifications
ISO Certifications, 196	NBR ISO 9001:2000, 195
Investment Funds and Managed Portfolios, 90	Ranking, 135

Ratings, 258	Shareholders
Bank, 133	Main, 130
Insurance and Certificated Savings Plans, 134	Number of, 20
Loan Operations, 85	Shareholders’ Equity, 53
Sustainability, 202
Ratio	Assets under Management, 90
Capital Adequacy (Basel), 19, 178, 251, 319	Changes in, 264
Claims, 34, 93, 95	(Parent Company), 311
Combined, 93	Shares, 191
Coverage, 58, 69, 70, 73	Change in Number of, 17
Fixed Assets to Shareholders’ Equity, 18, 47, 251, 301	Market Value, 21
Efficiency, 58, 72, 251	Movement of Capital Stock, 311
Performance, 19, 93	Number of, 17, 20, 311
Selling, 36, 93, 95	Performance of, 17, 23
Reclassifications (see Comparison Purposes), 275	Treasury, 20, 314
Renegotiation	ShopCredit, 147
Portfolio of, 297
ShopInvest, 147
Report
Fiscal Council, 332	Social-cultural Events, 236
Independent Auditors, 239, 328	Social Inclusion, 211
Management, 250	Social Report, 237
Responsibility	Sponsorships, 97
Social-environmental, 183, 201, 257
Results/Income, 15	Statement
Analysis of the Statement of, 25	of Cash Flows, 266
by Business Segment, 60, 276	of Changes in Financial Position, Consolidated, 265
Exchange, 26, 298	of Changes in Shareholders’ Equity, 264
from Compulsory Deposits, 27	of Value Added, 267
from Insurance, 26	Statement of Income, 24, 56, 57, 263
from TVM and Derivatives, 25	Analysis of, 25
x Loan Operations, 62	Banco Bradesco BBI, 115
Non-operating, 41, 315	Banco Finasa BMC, 112
on Certificated Savings Plans, 32	Bradesco Consórcios, 119
Operating, 40	Bradesco Corretora de Títulos e Valores Mobiliários, 125
Statement of, 15, 24, 56, 57, 263
Summarized Analysis of the Statement of Income, 15	by Business Segment, 60, 276
Variation of the Main Items of, 60	Insurance Companies, 92
Leasing Companies, 118
Retail, 138
Subordinated Debts, 307
Retained Claims, 34, 95
Returns	Subsidiaries
on Assets, 14, 19, 58, 59	Main, 131
on Shareholders’ Equity, 14, 19, 58, 59	Minority Interest in, 53
Movement of Investments, 299
Risk	Transactions with, 316
Capital, 319
Credit, 156, 255, 316	Sustainability, 202
Levels, 291, 295	Tax Credits
Liquidity, 165, 256, 318	Expected Realization of, 324
Management, 149, 255, 316	Not Triggered, 324
Market, 161, 256, 317	Origin of, 323
Operating, 96, 165, 175, 256
Risk Factors, 2, 163, 318	Tax Payment, 188
Risk Management, 149, 255, 316	Technical Provisions, 52, 98, 101, 104, 108, 274, 310
Price-level Restatement and Interest on, 28
Savings (see Accounts), 88	Variation in, 32
Securities (TVM)	x Expenses, 64
and Derivative Financial Instruments, 44, 278
Classification of, 5, 79, 271, 278	Telecommunications, 148
Income from, 25	Training and Development, 217
Market Value of, 321	Transactions
Portfolio Breakdown by Issuer, 279	ATM Network, 144
Portfolio Breakdown by Maturity, 280	Fone Fácil, 146
Segment and Category, 79, 278, 280	Internet, 147
x Income on Securities Transactions, 63	Number of (Banco Postal + Correspondent Banks), 140
Segmentation, 135	with Parent Companies, 316
Banco Postal, 138
Bradesco Corporate, 135	Treasury, 117
Bradesco Empresas, 136	Value
Bradesco Prime, 137	Added, 18, 267
Bradesco Private, 137	Market, 21
Bradesco Varejo, 138	Market (TVM), 321
Market, 135
VaR, 161, 164, 318
Self-Service Network
ATMs, 141	Vida e Previdência (Life and Private Pension Plans), 103
Bradesco Dia&Noite, 143	Websites, 147

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas
Executive Vice-President and Executive IRO

Domingos Figueiredo de Abreu
Managing Director

Phone: (#55 11) 3681-4011
4000.mvargas@bradesco.com.br
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 – 1° andar
CEP 01310-917 – São Paulo-SP
Brazil

www.bradesco.com.br/ir

Bradesco

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 08, 2008

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.